

2022
ANNUAL
REPORT

**Notice of 2023 Annual Meeting
of Stockholders and Proxy Statement**

2023 Annual Meeting of Stockholders
Notice of Annual Meeting and Proxy Statement
Table of Contents

Notice of 2023 Annual Meeting of Stockholders



 **TO BE HELD**
Wednesday, May 10, 2023 at 8:00 a.m. Pacific Time, with check-in beginning at 7:45 a.m. Pacific Time.

 **VIRTUAL MEETING**
The Annual Meeting of Stockholders, and any adjournments or postponements thereof, will be a virtual meeting conducted via live webcast. You may log onto www.virtualshareholdermeeting.com/JNPR2023 and enter your 16-digit control number.

 **ATTENDANCE**
You will be able to attend the Annual Meeting of Stockholders online, submit your questions online, and vote your shares electronically during the meeting.

ITEMS OF BUSINESS

Proposal	
1	To elect ten directors to hold office until the next annual meeting of stockholders and until their respective successors have been elected and qualified;
2	To ratify the appointment of Ernst & Young LLP as Juniper Networks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2023;
3	To hold a non-binding advisory vote on executive compensation;
4	To hold a non-binding advisory vote on the frequency of future stockholder advisory votes on executive compensation;
5	To approve the amendment and restatement of the Juniper Networks, Inc., 2015 Equity Incentive Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder by 7,000,000; and
6	To consider such other business as may properly come before the annual meeting.

RECORD DATE

You are entitled to notice of, and to vote at, the Annual Meeting of Stockholders only if you were a Juniper Networks stockholder as of the close of business on March 21, 2023. The Notice of Internet Availability of Proxy Materials will be mailed, and the attached proxy statement is being made available, to our stockholders beginning on or about March 29, 2023.

 **PROXY MATERIAL AVAILABILITY**

We are furnishing our proxy materials electronically. Most of our stockholders will receive a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The Notice of Internet Availability of Proxy Materials contains instructions on how to access this proxy statement (including the proxy card) and our 2022 Annual Report on Form 10-K over the internet, how to request a paper or email copy of these materials, and how to vote by mail or via the internet.

By Order of the Board of Directors,

Robert S. Mobassaly
Senior Vice President,
General Counsel and Secretary

March 29, 2023

 **WHETHER OR NOT YOU PLAN TO ATTEND THE VIRTUAL ANNUAL MEETING, PLEASE VOTE AS SOON AS POSSIBLE**

You may revoke your proxy at any time prior to the Annual Meeting of Stockholders. Whether or not you plan to attend the Annual Meeting of Stockholders, we encourage you to read this proxy statement and vote your shares as soon as possible to ensure that your shares are represented.

If you are a beneficial stockholder, your broker will NOT be able to vote your shares other than in connection with the ratification of the selection of our independent auditor unless you have given your broker specific instructions to do so.

You may vote via the Internet, by telephone, or, if you have received a printed version of these proxy materials, by mail. For specific instructions on how to vote your shares, refer to the section entitled "General Information" of this proxy statement, the instructions in the Proxy Statement Summary, the proxy card or the Notice of Internet Availability.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 10, 2023

The proxy statement, form of proxy, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 are available without charge at www.proxyvote.com. Information contained on the website is not incorporated by reference into this proxy statement or any other report we file with the Securities and Exchange Commission.

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Proxy Statement Summary

This summary highlights selected information about the items to be voted on at the annual meeting and information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider in deciding how to vote, and you should read the entire proxy statement carefully before voting. The information contained on juniper.net or any other website referred to herein is provided for reference only and is not incorporated by reference into this proxy statement.

Information about our 2023 Annual Meeting of Stockholders

Date: Wednesday, May 10, 2023

Time: 8:00 a.m. Pacific Time — Online check-in will begin at 7:45 a.m. Pacific Time.
Please allow ample time for the online check-in procedures.

Admission: Our virtual annual meeting is being held via the internet through a virtual web conference at www.virtualshareholdermeeting.com/JNPR2023. To participate in the annual meeting, you will need the 16-digit control number included on your Notice of Internet Availability of the Proxy Materials, on your card or on any additional voting instructions that accompanied your proxy materials.

Voting: Stockholders as of the record date, March 21, 2023, are entitled to vote. Your broker will not be able to vote your shares with respect to any of the matters presented at the meeting, other than the ratification of the selection of our independent auditor, unless you give your broker specific voting instructions.

Even if you plan on attending our virtual meeting on May 10, 2023
please vote as soon as possible before the meeting by:

 **INTERNET** www.proxyvote.com	 **PHONE** 1-800-690-6903	 **MAIL**
Use the internet to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 9, 2023. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.	Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 9, 2023. Have your proxy card in hand when you call and then follow the instructions.	Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to: Vote Processing c/o Broadridge 51 Mercedes Way Edgewood, NY 11717

During the virtual meeting, you will be able to vote electronically and submit questions at
www.virtualshareholdermeeting.com/JNPR2023.
For additional information about the virtual annual meeting, please refer to the General Information section below.

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Meeting Agenda and Voting Recommendations

		Board Recommendation	Reasons for Recommendation
Proposal 1 Page 22	To elect ten directors to hold office until the next annual meeting of stockholders and until their respective successors have been elected and qualified.	✓ **FOR** each nominee	The Board of Directors ("Board") and its Nominating and Corporate Governance Committee believe the Board nominees possess the skills, experience and diversity to effectively monitor performance, provide oversight and advise management on our long-term strategy.
Proposal 2 Page 29	To ratify the appointment of Ernst & Young LLP as Juniper Networks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2023.	✓ **FOR**	Based on the Audit Committee's assessment of Ernst & Young LLP's qualifications and performance, the Board believes that retention of Ernst & Young LLP for the fiscal year ending December 31, 2023 is in our stockholders' best interests.
Proposal 3 Page 33	To hold a non-binding advisory vote regarding executive compensation.	✓ **FOR**	Our executive compensation programs demonstrate the evolution of our pay for performance philosophy and reflect the input of stockholders from our outreach efforts.
Proposal 4 Page 34	To hold a non-binding advisory vote on the frequency of future stockholder advisory votes on executive compensation.	✓ **1 YEAR**	An annual vote will allow our stockholders the continued ability to frequently communicate to us their position on executive compensation, and aligns with our practice of engaging with stockholders to obtain their input on corporate governance matters and executive compensation philosophy, policies, and practices.
Proposal 5 Page 35	To approve the amendment and restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder by 7,000,000.	✓ **FOR**	We believe our success is due to our highly talented employee base. Our ability to grant equity awards is a necessary and powerful recruiting and retention tool for us to obtain the quality personnel that we need to move our business forward.

We will also consider any other matters that may be properly brought before the 2023 annual meeting of stockholders (and any postponements or adjournments thereof).

Corporate Governance Highlights

Juniper Networks, Inc., a Delaware corporation ("Juniper Networks," "Juniper", the "Company," "we" or "our"), is committed to having sound corporate governance principles that we believe serve the best interest of all our stockholders. Some highlights of our corporate governance practices are listed below. In addition, we regularly evaluate our practices against prevailing best practices and emerging and evolving topics identified through stockholder outreach, current literature, and corporate governance organizations.

Board Practices

- ✓ Commitment to Board refreshment (including the appointment of one new director in 2022)
- ✓ Annual Board, committee and director evaluations
- ✓ Regular focus on management and director succession planning
- ✓ Robust stock ownership requirements for directors and named executive officers
- ✓ Prohibitions against director, officer, and employee hedging, pledging and shorting of Juniper stock
- ✓ Robust "claw-back" policy
- ✓ Each director attended at least 75% of Board and committee meetings
- ✓ No "over-boarding"
- ✓ Board and committee oversight of cybersecurity

Independent Oversight

- ✓ Regular executive sessions of independent directors
- ✓ 9 out of 10 director nominees are independent
- ✓ Separate chair, lead independent director, and CEO
- ✓ Risk oversight by full Board and committees
- ✓ Chair is an independent director
- ✓ Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are 100% independent
- ✓ 5 of our 9 independent director nominees are ethnically diverse and/or women
- ✓ Our Compensation Committee uses an independent compensation consultant
- ✓ 2 of the 3 members of our Audit Committee are "audit committee financial experts" under SEC rules

Stockholder Rights

- ✓ Annual election of directors
- ✓ Majority voting and director resignation policy for directors in uncontested elections
- ✓ Proxy access rights for stockholders
- ✓ Stockholder outreach program for engagement throughout the year
- ✓ No multi-class or non-voting stock
- ✓ Annual publication of corporate diversity update and annual pay equity review process and analysis

Environmental, Social, and Governance Highlights

We are committed to supporting sustainable operations across our business and worldwide supply chain including by maintaining policies and practices that mandate safe working conditions, that require that workers be treated with respect and dignity, and that encourage the development of processes and products that are efficient and environmentally responsible.

Applying a management system approach with strong internal governance and Board and executive leadership oversight enables us to align our environmental, social, and governance ("ESG") priorities and objectives with our corporate priorities and objectives, as well as our values, which we refer to as the Juniper Way — Be Bold, Build Trust, and Deliver Excellence.

Our priorities are organized into three pillars: Enhance Trust and Governance, Enable the Workforce of the Future, and Build Global Resilience. Our efforts within these pillars focus on issues that are most relevant to our business and important to our stakeholders.



Enhance Trust and Governance

- Advance integrity in our business, with our customers, and in our supply chain
- Build trust with our key stakeholders

Enable the Workforce of the Future

- Enable a diverse workforce and inclusive workplace
- Provide equitable employment opportunities in the digital economy

Build Global Resilience

- Minimize our impact on the environment
- Respond to global health, natural, and climate-related disasters
- Advance climate solutions

We are proud to be recognized as an employer that has a positive culture for employees to thrive, as well as a company that demonstrates exceptional ethical leadership and commitment to ethical business practices and is making a positive difference in the world around us.







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Directors and Director Nominees

Our business is managed under the direction of our Board, which is currently composed of eleven members, ten of whom are nominated to be elected at the 2023 annual meeting of stockholders. Our stockholders elect Board members annually. Ten of our current directors were elected at the 2022 annual meeting by our stockholders to serve for a term expiring at the 2023 annual meeting of stockholders. Mr. Fernandez was appointed to our Board in May 2022 and joined the N&CG Committee in July 2022. The following table sets forth the name, age, tenure, independence, and committee assignments for each of our directors as of the date this proxy statement was filed with the U.S. Securities and Exchange Commission (the "SEC").

	Name	Age	Director Since	Independent	Committees
	Gary Daichendt Lead Independent	71	2014	✓	Compensation (Chair)
	Anne DelSanto	59	2019	✓	Nominating and Corporate Governance
	Kevin DeNuccio	63	2014	✓	Compensation
	James Dolce	60	2015	✓	Compensation
	Steven Fernandez	48	2022	✓	Nominating and Corporate Governance
	Christine Gorjanc	66	2019	✓	Audit
	Janet Haugen	64	2019	✓	Audit (Chair)
	Scott Kriens Chairman	65	1996	✓	None
	Rahul Merchant	66	2015	✓	Audit
	Rami Rahim CEO	52	2014		None
	William R. Stensrud	72	1996	✓	Nominating and Corporate Governance (Chair)

Mr. Daichendt expressed a preference not to be re-nominated this year, as he has served for over ten years as a member of the Board. The Board thanks Mr. Daichendt for his leadership and years of service to the Company. If each of the ten director nominees is elected by the stockholders, effective immediately following the 2023 annual meeting, Ms. Gorjanc will serve as the Lead Independent Director and Ms. DelSanto will join the Compensation Committee as chairperson and no longer serve on the Nominating and Corporate Governance Committee.

The below graphics summarize the attributes and experience of our director nominees.

Director Nominee Attributes



Gender Diversity
Women 3 · Men 7
30% diversity

Ethnic/Racial Diversity
South Asian 1 · Middle Eastern 1 · Hispanic 1 · 7

Age
46-55 2 · 56-65 5 · 66-75 3
average **61.5** years

Tenure
0-5 years 4 · 6-10 years 4 · 15+ years 2
average **10.1** years

Independence
Our CEO 1 · Independent 9
90% independent

Audit Committee Expertise
Financial Experts 2 · Non-financial Expert 1

Director Nominee Experience

CEO Experience — 3	**Risk Management / Oversight** — 3
Senior Management Expertise — 10	**Corporate Governance** — 5
Technical Background — 6	**M&A / Investment Experience** — 6
Financial / Accounting Expertise — 2	**Strategic Business Development** — 5
Public Company Board Service — 8	**Sales and Marketing** — 5
Networking Industry Experience — 5	**Cybersecurity Background** — 4
Global Operational Perspective — 9	

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Active Stockholder Engagement

In 2022, we proactively sought meetings with stockholders who in the aggregate hold over 72% of our shares outstanding, and met virtually with stockholders who in the aggregate hold approximately 17% of our shares outstanding. For more information on our stockholder engagement efforts, please see the "*Stockholder Engagement*" section of this proxy statement.

Executive Compensation Highlights

Our Compensation Committee strives to design a fair and balanced approach to our executive compensation programs to hold our executives accountable for results by providing for short- and long-term focused programs that emphasize a pay-for-performance philosophy.

Demonstrating our continued commitment to align compensation to overall Company performance, in 2022, 93% of our Chief Executive Officer's target direct compensation was "at-risk" compensation in the form of an annual cash bonus incentive and equity awards. Further, our Chief Executive Officer's target direct compensation compared to his realizable pay outcome demonstrates the strong "pay-for-performance" philosophy instituted by our Compensation Committee.

FY22 Target Pay Mix[1]: CEO and Other NEOs Who Served the Entire Year*



*   Percentages may not add to 100% due to rounding.
[1] Reflects (i) salary disclosed in the "*Summary Compensation Table*", (ii) the target opportunity for non-equity incentive plan awards disclosed in the "*Grants of Plan-Based Awards For FY22*" table, and (iii) the grant date fair value of all options and stock awards as disclosed in the "*Grants of Plan-Based Awards For FY22*" table.

As a result of the Compensation Committee's evaluation of the "Say-on-Pay" advisory vote, which resulted in approval by 89% of the votes cast at our 2022 annual meeting of stockholders, the feedback received from our stockholder engagement, the advice from the Compensation Committee's independent compensation consultant, and its ongoing review of our compensation program philosophy and design, the Compensation Committee did not make significant changes to the design of our executive compensation and equity programs in 2022. The Compensation Committee continued to grant performance share awards based upon longer-term relative total shareholder return and granted stock options to the Chief Executive Officer to further align his incentives to longer-term shareholder return. We encourage you to review the full "*Executive Compensation*" section of this proxy statement, including the "*Compensation Discussion and Analysis*," for additional details.

Corporate Governance Principles and Board Matters

Corporate Governance Standards

Juniper Networks is committed to having sound corporate governance practices and has adopted formal Corporate Governance Standards to enhance our effectiveness implementing these practices. Having such standards is essential to running our business efficiently and maintaining our integrity in the marketplace. A copy of our Corporate Governance Standards is available on our website at http://investor.juniper.net/investor-relations/corporate-governance/default.aspx.

Board Independence



Our Board is Independent

| 9 of 10 director nominees are independent | Independent Chair of the Board | Lead Independent Director | 100% Independent Audit, Compensation and N&CG Committees |

The New York Stock Exchange's (the "NYSE") listing standards and our Corporate Governance Standards require that a majority of our Board must be "independent." Under the NYSE's listing standards, no director will be considered independent unless our Board affirmatively determines that such director has no material relationship with the Company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the Company). Our Board reviews the independence of its members annually. Our Board has determined that, except for Rami Rahim who is an employee of the Company, (i) none of the current directors have a material relationship with Juniper Networks, and (ii) each of our current director nominees whose names are set forth below in Proposal No. 1 Election of Directors are independent within the meaning of the NYSE director independence standards.

The Board has determined that each of the members of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee (the "N&CG Committee") of the Board has no material relationship with Juniper Networks and is "independent" within the meaning of the NYSE director independence standards, including the members of the Audit Committee and the Compensation Committee, who are subject to the heightened "independence" standards required for such committee members set forth in the applicable SEC and NYSE rules. The members of the Compensation Committee are also non-employee directors as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In making the determination of the independence of our directors, the Board considered whether there were any transactions between Juniper Networks and entities associated with our directors or members of their immediate families, including transactions involving Juniper Networks, investments in companies in which our directors or their affiliated entities are stockholders, and payments made to or from companies and entities in the ordinary course of business where our directors or members of their immediate families serve as a partner, director, or member of the executive management of the other party to the transaction, and did not identify any such transactions.

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Board Structure and Committee Composition



Board Committees

The Board has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance or N&CG Committee. The membership and principal function of each of these committees are described below. Each of these committees operates under a written charter adopted by the Board, which are available on our website at http://investor.juniper.net/investor-relations/corporate-governance/default.aspx. The Board may add new committees as it deems advisable for purposes of fulfilling its primary responsibilities.

The following table shows all persons who served on the Board, Audit Committee, Compensation Committee, and N&CG Committee, and the number of Board and committee meetings held during 2022:

Name of Director	Board	Audit Committee	Compensation Committee	N&CG Committee
Non-Employee Directors:				
Gary Daichendt	Lead Independent		Chair	
Anne DelSanto	X			X
Kevin DeNuccio	X		X	
James Dolce	X		X	
Steven Fernandez[1]	X			X
Christine Gorjanc[2]	X	X		
Janet Haugen[2]	X	Chair		
Scott Kriens	Chair			
Rahul Merchant	X	X		
William Stensrud	X			Chair
Employee Director:				
Rami Rahim	X			
Number of Meetings in Fiscal 2022	4	8	4	4

[1] Mr. Fernandez joined the Board on May 11, 2022 and the N&CG Committee on July 1, 2022.
[2] The Board has determined that each of Ms. Gorjanc and Ms. Haugen is an "audit committee financial expert" within the meaning of the rules promulgated by the SEC.



Audit Committee

The Audit Committee, among other duties, assists the Board in fulfilling its responsibilities for general oversight of the:

- integrity of the Company's financial statements;
- compliance with the Company's legal and regulatory requirements;
- management of the Company's information security risk program;
- qualifications, independence, and performance of the Company's independent registered public accounting firm;
- performance of the Company's internal audit function;
- Company's internal accounting and financial controls, as well as risk management policies; and
- performance of the Company's ethics and compliance function.

The Audit Committee works closely with management as well as our independent registered public accounting firm to fulfill its obligations. In addition, to further strengthen the Audit Committee's oversight responsibilities, each of the Vice President of Internal Audit and the Vice President and Chief Compliance Officer report directly to the Audit Committee, and the Company's Chief Accounting Officer meets in executive sessions with the Audit Committee. The Audit Committee has the authority to receive appropriate funding from the Company for obtaining advice and assistance from outside legal, accounting, or other advisors as the Audit Committee deems necessary to carry out its duties.

No member of the Audit Committee may serve on the audit committee of more than three public companies, including the Company, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee, and discloses such determination in accordance with NYSE requirements.

Compensation Committee

The Compensation Committee discharges the Board's responsibilities relating to the compensation of our executive officers and Board members, as well as our human capital management, including:

- conducting an evaluation of the Chief Executive Officer's performance and compensation with the entire Board;
- reviewing the Compensation Discussion and Analysis and preparing an annual report on executive compensation for inclusion in our proxy statement;
- approving and evaluating executive officer compensation philosophy and related plans, policies, and programs;
- evaluating and making recommendations regarding Board compensation on an annual basis;
- periodically reviewing the Company's programs and practices related to human capital management, including workforce inclusion and diversity; and
- conducting an annual compensation risk assessment to consider whether the Company's incentive compensation policies and programs contain incentives for executive officers to take risks in performing their duties that are reasonably likely to have a material adverse effect on the Company.

The Compensation Committee also has responsibility for reviewing the overall equity award practices of the Company, including review and approval of the Company's annual equity budget under the Company's equity incentive plans and administration of the Company's equity incentive plans and the employee stock purchase plan. The Compensation Committee has the authority to receive appropriate funding from the Company for obtaining advice and assistance from outside legal, compensation consultants, or other advisors as the Compensation Committee deems necessary to carry out its duties.

N&CG Committee

The N&CG Committee:

- engages in Board succession planning to anticipate the future needs of the Board and its standing committees;
- seeks and recommends the nomination of individuals qualified to become Board members, consistent with criteria approved by the Board;
- reviews and makes recommendations regarding the composition of the Board;

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- oversees the governance of the Board, including establishing and overseeing compliance with our Corporate Governance Standards;

- oversees the Company's programs, policies and practices relating to environmental (including climate oversight), social, and governance matters applicable to the Company and impact to support the sustainable growth of the Company's business and oversees the Company's positions, strategies, and practices related to influencing or contributing to the development of public policy;

- identifies best practices and recommends corporate governance principles to the Board; and

- attends to and effectively responds to stockholder concerns regarding corporate governance.

Board Leadership Structure and Role of the Lead Independent Director

The Board's leadership structure is comprised of an independent Chair of the Board and a Lead Independent Director, each of whom are appointed, and at least annually reaffirmed, by at least a majority of our independent directors. Mr. Kriens has served as Chair of the Board since 1996 and served as Chief Executive Officer of the Company from 1996 to 2008. Since March 2015, Mr. Daichendt has served as the Lead Independent Director, and Ms. Gorjanc has been nominated to serve as the Lead Independent Director effective immediately following the 2023 Annual Meeting.

The duties of the Chair of the Board, Lead Independent Director, and Chief Executive Officer are set forth below:

	Chair of the Board	Lead Independent Director	Chief Executive Officer
Duties	• Sets the agenda of Board meetings • Presides over meetings of the full Board • Contributes to Board governance and Board processes • Communicates with all directors on key issues and concerns outside of Board meetings • Presides over stockholder meetings	• Provides input regarding Board meetings scheduling and agendas • Makes recommendations to the Chair regarding the retention of Board consultants • Presides over executive sessions of the Board if and when the Chair is not independent under applicable standards • Acts as a liaison between the independent directors and the Chair and Chief Executive Officer on sensitive issues	• Sets strategic direction for the Company • Creates and implements the Company's vision and mission • Leads the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board and its committees

The Board believes that this overall structure of a separate Chair of the Board and Chief Executive Officer, combined with a Lead Independent Director, results in an effective balancing of responsibilities, experience, and independent perspectives that meets the current corporate governance needs and oversight responsibilities of the Board. The Board also believes that this structure benefits the Company by enabling the Chief Executive Officer to focus on strategic matters while the Chair of the Board focuses on Board process and governance matters. The structure also allows the Company to benefit from Mr. Kriens' experience as a former Chief Executive Officer of the Company.

The independent directors of the Company meet at least quarterly in executive sessions. Executive sessions of the independent directors are chaired by the Lead Independent Director if and when the Chair is not "independent" under applicable standards. The executive sessions include discussions and recommendations regarding guidance to be provided to the Chief Executive Officer and such other topics as the independent directors may determine.

Election of Directors

Annual Election and Majority Voting Standard

Each director serves for a term expiring at the next annual meeting of stockholders and until the director's successor is duly elected and qualified, or until the director's earlier death, resignation, or removal. Our bylaws provide that each director nominee must receive the majority of the votes cast with respect to the director's election (i.e., the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that director nominee). However, in the event that a stockholder has properly nominated a person or persons for election to the Board and such nomination is not timely withdrawn prior to the first mailing of our notice of a meeting where directors are to be elected, then each director nominee shall be elected by a plurality of the votes cast.

If a director nominee who is currently serving as a director is not re-elected at the annual meeting, under Delaware law, the director will continue to serve on the Board as a "holdover director." However, pursuant to our Corporate Governance Standards, as a condition to re-nomination, each incumbent director is required to submit a conditional resignation from the Board in writing to the Chair of the N&CG Committee. If the director nominee fails to receive the requisite vote contemplated by our bylaws, the N&CG Committee will make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the N&CG Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. Thus, the resignation will become effective only if the director nominee fails to receive a majority of votes cast for re-election, and the Board accepts the resignation.

Proxy Access

The Company's bylaws provide that under certain circumstances, a stockholder, or group of up to 20 stockholders, who has maintained continuous ownership of at least three percent (3%) of our common stock for at least three years prior to such nomination may nominate and include a specified number of director nominees in our annual meeting proxy statement. The number of stockholder-nominated candidates appearing in our proxy statement cannot exceed the greater of two (2) candidates or twenty percent (20%) of the aggregate number of directors then serving on the Board (rounding down). For a description of the process for nominating directors, see the information under the *"General Information — Stockholder Proposals and Nominations"* section of this proxy statement.

Identification and Evaluation of Nominees for Director

The N&CG Committee's criteria and process for evaluating and identifying the candidates that it recommends to the full Board for selection as director nominees are as follows:



1 Plan	2 Identify	3 Evaluate	4 Meet	5 Recommend
Develop list of skills and qualifications sought in new directors and evaluate current Board composition	New candidates proposed by stockholders, directors and/or other stakeholders	Review current directors, screen qualifications, assess impact on Board composition, review independence and conflicts	Multiple meetings of new candidates with Board Chair, members of N&CG Committee and other directors	N&CG Committee considers feedback and makes recommendation to the Board

The N&CG Committee:

- regularly, and at least annually, reviews the composition and size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise;
- reviews the qualifications of any candidates who have been properly recommended or nominated by a stockholder other than through our proxy access bylaws, as well as those candidates who have been identified by management, individual members of the Board or, if the N&CG Committee determines, a search firm. Such review

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may, in the N&CG Committee's discretion, include a review solely of information provided to the N&CG Committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the N&CG Committee deems proper. Please see the information under the "*General Meeting — Stockholder Proposals and Nominations*" section of this proxy statement for more information on stockholder recommendations and nominations of director candidates;

- considers the suitability of each director candidate, including the current members of the Board, in light of the current size and composition of the Board. Although the N&CG Committee does not have a specific policy on diversity, in evaluating the qualifications of the candidates, the N&CG Committee considers many factors, including issues of character, judgment, independence, age, education, expertise, diversity of experience, length of service, other commitments and ability to serve on committees of the Board, as well as other individual qualities and attributes that contribute to Board heterogeneity, including characteristics such as race, gender, cultural background and national origin. The N&CG Committee believes that a Board with a variety of points of view contributes to a more effective decision-making process. When recommending candidates, the N&CG Committee strives to select candidates that have diverse perspectives, experiences and expertise such that the skill set of each candidate complements those of other directors and nominees to create a balanced Board. The N&CG Committee evaluates the factors discussed above, among others, and does not assign any particular weighting or priority to any of these factors. While the N&CG Committee has not established specific minimum qualifications for director candidates, the N&CG Committee believes that candidates and director nominees must result in a Board comprised of directors who (i) are predominantly independent, (ii) possess high personal and professional ethics and integrity, (iii) have qualifications that will increase overall Board effectiveness, (iv) meet requirements of applicable rules and regulations, such as financial literacy or financial expertise with respect to Audit Committee members, and (v) are willing and able to represent the best interests of all stockholders of the Company;

- considers the interests and plans of individual directors and their desire to continue as members of the Board; and

- has the authority to retain and terminate any third-party search firm that is used to identify and evaluate director candidates. It also has the authority to approve the fees and retention terms of any search firm.

In May 2022, Mr. Fernandez was appointed to the Board. He was initially identified and recommended by an independent third-party search firm. He was then considered by the N&CG Committee, which recommended his appointment to the full Board for approval. Following his appointment to the Board, he was appointed to serve on the N&CG Committee in July 2022.

Annual Evaluation of Director Performance and Recommendation of Candidates

- The N&CG Committee conducts an annual evaluation of the performance of individual directors, the Board as a whole, and each of the Board's standing committees, including an evaluation of the qualifications of individual members of the Board and its committees. The evaluation is conducted via oral interviews by a third-party legal advisor selected by the N&CG Committee, which uses as a basis for discussion a list of questions that are provided to each director in advance. The results of the evaluation and any recommendations are provided orally to the N&CG Committee by the third-party legal advisor, and to the Board and the other standing committees of the Board either by the N&CG Committee or the third-party legal advisor.

- After review and consideration of current and prospective directors, the N&CG Committee recommends to the Board director candidates to be nominated by the Board for election to the Board. The Board reviews the N&CG Committee's recommendations and approves final nominations.

In addition to the foregoing process, the N&CG Committee and the Board also take into consideration the perspectives of stockholders regarding Board composition and corporate governance matters and incorporates those perspectives into its overall identification, evaluation, and selection process.

Management Succession Planning

Our Board believes that the directors and the Chief Executive Officer should collaborate on management succession planning and that the entire Board should be involved in the critical aspects of the succession planning process for our Chief Executive Officer, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates, and making key management succession decisions. Management succession is regularly discussed by the directors in Board meetings and in executive sessions of the Board.

In addition, our Board annually conducts a detailed review of the Company's leadership pipeline, talent strategies, and succession plans for key management positions. Directors become familiar with potential successors for key management positions through various means, including the comprehensive annual talent review, Board dinners and presentations, and informal meetings.

Board's Role in Risk Oversight

The Board recognizes that risk is inherent in the Company's pursuit and achievement of our strategic and operating objectives. The diagram below shows how the Board as a whole and through the various Board committees, each of which is 100% independent, oversees the Company's management of material enterprise-level risk, focusing on four areas of risk: Strategic, Compliance, Operational, and Financial.



Board of Directors – Enterprise Risk Management

- Oversight responsibility for our Enterprise Risk Management Framework, which is designed to
  - identify, assess, prioritize, manage, and communicate risks to which the Company is exposed in our business and
  - foster a corporate culture of integrity
- Reviews annual and quarterly results and forecasts

- Regularly reviews and discusses with management our strategic direction, challenges and risks
- Oversees cybersecurity risk management program, designating certain cybersecurity responsibilities to the Audit Committee
- As a whole and through committees, oversees management of material enterprise-level risk, focusing primarily on four areas of risk, discussed below

Strategic | **Compliance** | **Operational** | **Financial**

Audit Committee

- Financial risks in financial performance and financial reporting
- Financial risk management strategies
- Outside independent auditors

- Strategic risk in all four risk areas, each of which is included in our enterprise risk assessment and management policies
- Compliance risk, including legal, regulatory, and ethics programs

- Regularly review processes and procedures to manage cybersecurity risk and incidents, in support of the Board's oversight of the cybersecurity risk management program

N&CG Committee

Manage strategic risks related to:
- Board organization, membership, and structure
- Succession planning for directors and management
- Corporate governance, including programs, policies, and practices relating to ESG matters

Compensation Committee

- Manage operational and compliance risks relating to our executive and employee compensation plans, policies, programs, and practices, including human capital management and workforce inclusion and diversity

Company Management

- Direct management of strategic, financial, operational, and compliance risks
- Direct management of the Company's formal program to continually and proactively identify, assess, prioritize, and mitigate enterprise risk
- Critical risks managed through cross-functional senior level committees:
  - Corporate Compliance Committee (focused on legal and regulatory compliance risks) and
  - Enterprise Risk Management Committee (focused on operational and strategic risks)

- Management reviews with the Board, on an annual basis, a comprehensive assessment of risks for the Company based upon the COSO Integrated Risk Management Framework methodology
- Throughout the year, at least quarterly, the CEO and senior management review with the Board key strategic and operational issues, opportunities, and risks
- Throughout the year, at least quarterly, provide reports and presentations to the Board and Audit Committee on the Company's risk mitigation programs and efforts, cybersecurity programs, compliance programs and efforts, investment policy and practices, and the results of internal audit projects

Cybersecurity Risk Oversight

As part of the Board's Operational Risk Management responsibilities, it has oversight of the Company's cybersecurity risk. The Company's Chief Information Security Officer ("CISO") oversees our cybersecurity risk management program in partnership with our Chief Information Officer ("CIO") and other business leaders. The program was developed to respond to the threat of security breaches, the threat of cyberattacks, and to protect and preserve the confidentiality, integrity, and continued availability of information owned by, or in the care of, the Company. This program includes a cyber incident response plan that provides controls and procedures for timely and accurate reporting of any material

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cybersecurity incident and the maintenance by the Company of insurance coverage to help defray any financial losses suffered by the Company in the event of an information security breach. In support of the Board's oversight of the Company's cybersecurity risk management program, the Audit Committee receives quarterly reports. Two reports per year are delivered directly from the CIO and CISO and two reports per year are delivered as part of the enterprise risk management update to the Audit Committee, which may be supplemented, as needed, by the CIO and other senior executives at the Company, including the CISO. In addition, the Board, periodically, and the Audit Committee, at least quarterly, receive updates from management about the results of exercises and response readiness assessments led by third-party advisors who provide independent assessments of our Company-wide information security strategy and our internal response preparedness. Currently, four of our directors, including one member of our Audit Committee, have cybersecurity expertise.

To foster an understanding among Juniper employees of proper cyber hygiene, security risks associated with user activity, and identification and reporting of cyberattacks, we have also implemented a robust information security training program that includes, among other things, quarterly mandatory trainings for all of our employees, one surprise test for all our employees to confirm employees are implementing best practices learned during the trainings, and specialized trainings developed specifically for employee populations working in areas such as our corporate network or development of our products. In 2022, we also held our second annual Cybersecurity Awareness Month during which we provided seminars, presentations, and employee engagement activities designed to reinforce our employee training and enhance the culture and knowledge of cybersecurity risks among Juniper employees.

COVID-19 Pandemic Risk Oversight

The Juniper Crisis Management Team has been following a risk-based and phased approach to the ongoing COVID-19 pandemic, and the Board has overseen our crisis management, policies, and cross-functional responses throughout the Company to ensure that we continue to identify and respond to changing risks and provide meaningful updates to our stakeholders. In 2022, we reopened our facilities world-wide for office-based employees in a new office/hybrid collaboration model. Through regular updates and communications with management, the Board continues to monitor and evaluate the impact of the COVID-19 pandemic on our employees and business operations on a regional, national, and global basis.

Environmental, Social, and Governance Matters

At Juniper Networks we believe in building more than a network. It is our mission to power connections and empower change. We are committed to supporting sustainable operations across our business and worldwide supply chain including by maintaining policies and practices that mandate safe working conditions, that require that workers be treated with respect and dignity, and that encourage the development of processes and products that are environmentally responsible. We believe in conducting business ethically, with integrity and good corporate governance, wherever we do business. We advance these values in our supply chain with alignment to industry-wide initiatives and by undertaking human rights due diligence. We are also advancing sustainability throughout our global operations and, in January 2022 made a public commitment to achieve carbon neutrality across our global operations by 2025. We maintain membership in and provide communications on our progress to promote gender equality and women's empowerment in the workplace, economy and global communities to the United Nations Global Compact and we continue to support the United Nations Women's Empowerment Principles.

ESG Governance

Oversight of our ESG activities, impacts and performance starts with our Board, which believes that operating sustainably is an ongoing priority for the Company. The Board's oversight of our ESG program occurs through combined Board and committee oversight:



Board of Directors

Our Board is responsible for ensuring ESG risk and opportunities are integrated into Juniper's long-term strategy

N&CG Committee

Primarily responsible for oversight of our ESG programs, including:
- Annual review of our programs, policies, disclosures, and practices
- Board composition and compliance with our corporate governance standards
- Our positions, strategies, and practices related to influencing or contributing to the development of public policy

Compensation Committee

Reviews the status of specific People and Communities initiatives, primarily those related to human capital management and workforce inclusion and diversity

Audit Committee – Risk Oversight

Oversees ESG risks as part of overall risk management, as well as reviews ESG disclosures in SEC filings and ensures we are adhering to our existing controls and procedures

Audit Committee – Governance Initiatives

Reviews the status of specific Corporate Governance initiatives, namely those related to business ethics and anti-corruption and product responsibility

Our leadership team has ultimate responsibility for our ESG activities and has implemented enterprise risk management practices to identify and address climate events and corresponding risks that impact the Company and our operations. A Corporate Social Responsibility ("CSR") Advisory Council comprised of a team of cross-functional senior executives representing the various business functions across the Company supports our continued focus and alignment within the Company on these initiatives. This advisory council guides our overall CSR vision, strategy, and priorities, enables us to execute our ESG activities, and works to maintain alignment with corporate priorities and objectives, as well as our values, which we refer to as The Juniper Way — Be Bold, Build Trust, and Deliver Excellence. At every meeting of the CSR Advisory Council, there is both an update of CSR activities and a knowledge advancement session within one or more sustainability topics. In addition, members of the Legal Department routinely offer ESG knowledge development to the Board, including briefings on the SEC's proposed climate disclosure rules.

We conduct regular materiality assessments to gauge alignment of our CSR strategy, programs, and disclosures with the expectations of both our internal and external stakeholders. This process helps us to focus our resources and attention on those areas that we believe can most meaningfully impact Juniper and have a meaningful impact beyond Juniper. We maintain an ongoing and inclusive dialogue with our internal and external stakeholders in which we communicate our progress on important topics and collect valuable insights and feedback, which helps us assess both potential risks and opportunities and improve how we manage relevant issues. As part of our stakeholder engagement model, we are an active participant in a variety of government and industry organizations, such as the Responsible Business Alliance ("RBA"), Responsible Minerals Initiative ("RMI"), and CDP Supply Chain. Through our memberships, we promote the development and adoption of collaborative approaches in applying leading standards and practices in the Information Communication and Technology sector and throughout the supply chain.

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Our Activities

Our priorities are organized into three pillars: Enhance Trust and Governance, Enable the Workforce of the Future, and Build Global Resilience. Our efforts within and across these pillars focus on issues that we believe are most relevant to our business and our various stakeholders, including our customers, employees, and partners, and we believe that by properly managing these issues, we can drive value for our stockholders



Enhance Trust and Governance

- Advance integrity in our business, with our customers, and in our supply chain

- Build trust with our key stakeholders

Enable the Workforce of the Future

- Enable a diverse workforce and inclusive workplace

- Provide equitable employment opportunities in the digital economy

Build Global Resilience

- Minimize our impact on the environment

- Respond to global health, natural, and climate-related disasters

- Advance climate solutions

2022 ESG Progress and Achievements

We are pleased to share the progress made across our pillars and performance in our Corporate Social Responsibility Report, which is available at https://www.juniper.net/us/en/company/corporate-responsibility. Our Corporate Social Responsibility Report has been prepared in accordance with the Global Reporting Initiative Sustainability Reporting Guidelines "Core" option and the Sustainability Accounting Standards Board "Hardware" standards. We are proud that our efforts have resulted in Juniper being selected for the first time as one of 50 companies listed on LinkedIn's Top Companies in the US, which helps professionals identify the top workplaces to grow their careers, and are proud to be recognized by Great Places to Work® as one of the 2022 Best Places to Work Workplaces for Parents™. Additionally, Juniper has been recognized as one of Fortune's Most Admired Companies for two years in a row.

Below are a few ESG highlights that demonstrate our commitment to operating sustainably and responsibly:

Climate Action — Global Resilience

Our Environmental, Health, Safety, and Security policy outlines our commitments with respect to conducting business in an environmentally responsible way, including security regulations and a commitment to the sustainable use of the Earth's resources as it relates to our products, services, and activities, and to those of our suppliers and customers. As part of our efforts in this regard, we revised our greenhouse gas reduction targets in 2021 and committed to becoming carbon neutral across our global operations (Scope 1 and Scope 2) by 2025. We continue to focus on energy efficiency and clean energy procurement in order to decarbonize our global operations.

Supply Chain Management

We are committed to meeting our customers' expectations with respect to responsible sourcing practices and transparency throughout the networked ecosystem. We communicate these expectations to our partners and suppliers through our Business Partner Code of Conduct, which is aligned with the Ten Principles of the United Nations Global Compact and the RBA Code of Conduct. When entering into or renewing master agreements, we include our Business Partner Code of Conduct. We are a member of the RBA and measure and monitor our manufacturing partners', select direct material suppliers', and select indirect suppliers' compliance with the RBA code and applicable environmental, health and safety, labor, and ethics legal requirements using industry-leading audit and assessment protocols. We hold our suppliers accountable for their performance through our corrective action and supplier business review processes. Our suppliers are expected to support Juniper's compliance obligations and follow all laws in locations of operation, including trade compliance laws and trade restrictions for sanctioned entities and persons.

Inclusion and Diversity

At our core, we believe innovation and excellence depends on seeking out diverse ideas and fostering a culture where all employees belong.

Creating a highly diverse and inclusive workplace, where everyone has a sense of connection and belonging and are treated with respect and validation, starts with transparency and accountability. We are committed to improving inclusivity by being engaged and accountable at the highest level of leadership. Our commitment to this work starts with our Board and carries through to our Chief Executive Officer, our executive officers, and our employees.

Talented, motivated, and effective executives and employees are essential to executing our business strategies and propelling our business forward. We track data regularly to hold ourselves accountable and monitor our progress. We have shared our workforce data on our website, including both a graphical summary of our EEO-1 data and a link to our actual EEO-1 filing at https://www.juniper.net/us/en/company/inclusion-diversity/. We update this information annually.

Employee engagement remains important to Juniper, helping us gauge enthusiasm, connection to the organization, and motivation to go above and beyond. To better understand and improve our employees' experience and to capture feedback in areas such as manager effectiveness, company confidence, trust in leadership, and workplace inclusivity, we annually conduct an employee engagement survey called the Juniper Voice. In 2022, 93% of Juniper employees participated in this survey and 90% of our employees would recommend Juniper as a great place to work.

We have implemented trainings, sponsorship and development programs, new employee benefits, inclusion activities, and a commitment to pay parity to drive progress. In 2022, we continued to make progress in our inclusion and diversity efforts. Our global Women's Sponsorship and Leadership Development Programs, which aim to empower the next generation of women leaders, continued in 2022, providing our female employees with opportunities for development, visibility, and growth. We also launched employee Affinity Groups, employee-led groups that emphasize the connection among employees from similar backgrounds and their allies, and which provide professional development, sense of belonging, and career connections. Additionally, we continue to support partnerships with organizations that are dedicated to driving industry-wide pay parity, equal rights, and better access to career opportunities.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all Juniper Networks employees, officers, and directors in compliance with the rules of the SEC and the listing standards of the NYSE, known as our Worldwide Code of Business Conduct. We strive to meet the highest standards of business conduct and ethics in all our dealings inside and outside the Company. We expect our employees and business partners to adhere to high ethical standards and to comply with laws, and these expectations are articulated in our Worldwide Code of Business Conduct and in our Business Partner Code of Conduct. Regular corporate compliance training is required for all employees and is made available through online and in-person interactive sessions. Our training schedule includes annual required training, quarterly trainings, and other targeted trainings throughout the year. We target compliance training based on risk profiles related to an employee's location, job function, and department. In addition, people managers are provided with compliance training and resources to ensure they are equipped to lead their teams effectively. The Worldwide Code of Business Conduct is publicly available on our website at http://investor.juniper.net/investor-relations/corporate-governance/default.aspx.

We are proud to be recognized as one of the 2023 World's Most Ethical Companies®. The World's Most Ethical Company award is a recognition given by Ethisphere, a global leader in defining and advancing the standards of ethical business practices, to honor companies that demonstrate exceptional ethical leadership and commitment to ethical business practices. As part of the evaluation process, companies are assessed on their company's reputation, leadership and governance, environmental impact, corporate citizenship and responsibility, culture of ethics, and compliance and legal practices.

You may also obtain free copies of the Corporate Governance Standards and the Worldwide Code of Business Conduct by contacting the Investor Relations Department at our corporate offices by calling 1-408-745-2000 or by sending an e-mail message to investor-relations@juniper.net. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of our Corporate Governance Standards or our Worldwide Code of Business Conduct by posting such information on our website, at the address and location specified above.

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Stockholder Engagement

The perspectives, insights and feedback of our stockholders are important to our Board and management, which is why we proactively engage with a significant portion of our stockholders that include our top institutional investors on a regular basis throughout the year. The goal of our stockholder engagement program is to foster strong stockholder relationships leading to mutual understanding of issues and approaches, ultimately giving Juniper insight into stockholder concerns and support as we design and implement strategies for long-term growth. We recognize that stockholders are the owners of the Company and we remain committed to a robust stockholder engagement program and maintaining an open, candid and continuous dialogue with stockholders about relevant issues.

Our Stockholder Engagement Cycle



Spring	Summer	Fall	Winter
• Publish Annual Report and proxy statement	• Review annual meeting results	• Hold post-annual meeting stockholder meetings	• Incorporate input from stockholder meetings into annual meeting planning
• Conduct pre-annual meeting stockholder meetings to answer questions and obtain stockholder feedback on proxy matters	• Determine next step actions in response to results and feedback	• Report stockholder feedback to the Board and N&CG Committee	• Enhance governance practices and disclosures when warranted
• Annual Meeting of Stockholders	• Prioritize post-annual meeting stockholder engagement focus areas		

Throughout 2022, members of our senior management team met with a significant number of our stockholders to discuss matters that are top of mind for our stockholders, such as our strategic direction, financial and operating performance, capital allocation, executive compensation and equity usage, inclusion and diversity, climate action, corporate social initiatives, human capital management, board refreshment, and corporate governance and risk management practices. In 2022, we proactively sought meetings with stockholders who in the aggregate hold over 72% of our shares outstanding, and met with stockholders who in the aggregate hold approximately 17% of our shares outstanding.

Juniper also recognizes that some of our stockholders consider data, analytics, and insight published by third-party firms to assist in their evaluation of our ESG practices and performance. Juniper engages with Sustainalytics, MSCI and Institutional Shareholder Services throughout the year to ensure the information being considered and shared by these third-party firms is current and accurate, as well as to monitor emerging matters and trends.

Our stockholder engagement efforts have provided valuable feedback that help to inform our decisions and our corporate practices and the Board considers feedback from these conversations during its deliberations. For example, as a result of our collaboration, in 2022:

- We pledged to achieve carbon neutrality across our global operations by 2025 through focused efforts on two long-term sustainable solutions: leveraging energy efficiency measures and increasing our use of clean energy sources.
- We published our sixth annual diversity update. At Juniper Networks, we are committed to innovation and representing diversity in myriad ways — including race, ethnicity, gender, age, background, perspectives, tenure, work style, geography, and sexual orientation. We fundamentally believe that diversity is a competitive asset that we want to amplify because we believe our differences will drive our success.
- We continued to focus on our equity grant practices to balance the impact on stockholder dilution while still being able to grant equity awards to our employees at levels within competitive market ranges and reasonably necessary to attract, retain and motivate talent.

While we benefit from ongoing dialogue with many of our stockholders, we recognize that we have not communicated directly with all of our stockholders. If you would like to engage with us, please send correspondence to Juniper Networks, Inc., Attn: Investor Relations, 1133 Innovation Way, Sunnyvale, California 94089 or email investor-relations@juniper.net.

Communications with the Board

The N&CG Committee has approved a process by which stockholders or other interested parties may communicate with the Board or individual members of the Board. Stockholders of Juniper Networks and other parties interested in communicating with the Board or any member of our Board may write to them c/o Juniper Networks, Inc., 1133 Innovation Way, Sunnyvale, California 94089. Under the process approved by the N&CG Committee, the General Counsel receives and logs communications directed to the Board or any member of the Board, and, unless marked "confidential," reviews all such correspondence and regularly (not less than quarterly) delivers to the Board, the Lead Independent Director, Chair of the Board, or the independent directors of the Board, as applicable, copies of such correspondence. Communications marked "confidential" will be logged as received by the General Counsel and then will be delivered unopened to the addressee(s).

Compliance Reporting

We have adopted procedures for raising concerns related to accounting and auditing matters in compliance with the listing standards of the NYSE. The Company has established a Corporate Compliance Committee, which is comprised of the Company's Chief Financial Officer, General Counsel, Chief Compliance Officer, Chief Human Resources Officer, Chief Revenue Officer, Chief Accounting Officer, and the Chief Audit Executive. Concerns relating to accounting, legal, internal controls, or auditing matters may be brought to the attention of either the Corporate Compliance Committee, its members individually, the Audit Committee directly, or an anonymous reporting channel maintained by the Company. Concerns are handled in accordance with procedures established with respect to such matters under our Reporting Ethics Concerns Policy. For information on how to contact the Audit Committee directly, please see the immediately preceding section of this proxy statement entitled "*Communications with the Board*".

Board Meetings and Attendance

During 2022, the Board held 4 meetings. Each director attended at least 75% of all Board and applicable committee meetings that took place during their tenure in 2022. As set forth in our Corporate Governance Standards, absent extraordinary circumstances, each member of the Board is strongly encouraged to attend each annual stockholder meeting. Eight of our then-current directors attended the 2022 annual meeting of stockholders, which was held virtually.

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Director Compensation

Non-Employee Director Compensation Practices

- ✓ Annual review and assessment of director compensation by the Compensation Committee and its independent compensation consultant with pay levels established within peer market ranges.
- ✓ Emphasis on equity in the overall compensation mix to support stockholder alignment.
- ✓ Annual restricted stock unit ("RSU") grants under a fixed stockholder approved annual grant formula.

- ✓ Stockholder approved limit on cash and equity compensation to non-employee directors.
- ✓ Robust stock ownership guideline set at five times the annual cash retainer to support stockholder alignment.
- ✓ Fees for committee service based on workload.
- ✓ No performance-based compensation or perquisites.

Non-Employee Director Retainer and Meeting Fee Information

Our director compensation programs are designed to provide an appropriate incentive to attract and retain qualified non-employee directors and to align their interests with the long-term interests of our stockholders. We compensate non-employee directors for their service on the Board through a combination of cash and equity awards, the amounts of which are commensurate with their role and involvement and with peer company practices. In setting director compensation, we consider the significant amount of time our directors will expend in fulfilling their duties as well as the skill level required for members of our Board. Directors who also serve as employees of the Company do not receive additional compensation for service as directors.

The Compensation Committee, which is comprised solely of independent directors, has the primary responsibility for reviewing and making recommendations to the Board regarding all matters pertaining to compensation paid to non-employee directors for Board, committee member, and committee chair services. The Compensation Committee is authorized by its charter to engage consultants or advisors in connection with its review and analysis of director compensation.

Each year, the Compensation Committee evaluates the appropriate level and form of compensation for non-employee directors and recommends changes, if any, to the Board. In making non-employee director compensation recommendations, the Compensation Committee takes various factors into consideration, including the responsibilities of directors generally, as well as committee chairs, and the forms and levels of compensation paid to directors by peer companies. It also considers advice from its independent compensation consultant who provides analysis on non-employee director compensation regulatory developments, market trends, and data from companies in our executive and director compensation peer group. The Board reviews the recommendations of the Compensation Committee and determines the form and amount of non-employee director compensation. The analysis provided by the Compensation Committee's independent compensation consultant regarding our 2022 director compensation program showed that average pay per director was positioned near the median relative to our peer group. The Compensation Committee did not recommend any changes to the Company's program based on its 2022 director compensation review and the Board determined not to make any changes from the prior year.

Limits on Director Compensation: Our non-employee directors currently receive compensation in the form of RSU grants and cash fees. Our 2015 Equity Incentive Plan provides for (i) an annual fixed dollar value of RSUs in an amount equal to $245,000 (based on the average daily closing price of the Company's common stock over the 30 trading days preceding the date of grant) to be granted to non-employee directors and (ii) a limit of $1,000,000 on the total amount of annual equity compensation and cash fees that may be awarded to any non-employee director in a single fiscal year to provide for sufficient flexibility to adjust non-employee director compensation in the future if such changes are necessary to remain competitive with our peers or align to any material changes in director roles or time commitments.

The following table provides information on Juniper Networks' compensation and reimbursement practices for non-employee directors during the fiscal year ended December 31, 2022 ("fiscal 2022"):

Annual retainer for all non-employee directors (payable quarterly)	$ 60,000
Additional annual retainer for Audit Committee members (payable quarterly)	$ 20,000
Additional annual retainer for Compensation Committee members (payable quarterly)	$ 15,000
Additional annual retainer for N&CG Committee members (payable quarterly)	$ 10,000
Additional annual retainer for Audit Committee Chair (payable quarterly)	$ 25,000
Additional annual retainer for Compensation Committee Chair (payable quarterly)	$ 20,000
Additional annual retainer for N&CG Committee Chair (payable quarterly)	$ 10,000
Additional annual retainer for the Chair of the Board (payable quarterly)	$ 75,000
Additional annual retainer for the Lead Independent Director (payable quarterly)	$ 30,000
Restricted Stock Units granted annually[1]	$245,000
Reimbursement for expenses attendant to Board membership	Yes
Payment for each additional committee meeting attended after total committee meeting attendance exceeds eighteen (18) in a calendar year	$ 1,250

[1] Non-employee directors receive non-discretionary annual grants of RSUs, to further align their interests with stockholders. Pursuant to the 2015 Plan, on the date of each of the Company's annual stockholder meetings, each non-employee director who is elected at (or whose term continues after) such meeting will automatically be granted RSUs for a number of shares equal to the "Annual Value" (as defined below), rounded down to the nearest whole share. For the grants made in 2022, the "Annual Value" was the number of RSUs equal to $245,000 divided by the average daily closing price of the Company's common stock over the 30 trading days preceding the date of grant.

Director Compensation Table for Fiscal 2022

The following table shows compensation information for our non-employee directors for fiscal 2022. Mr. Rahim, our Chief Executive Officer, did not receive any compensation for serving as a director. Compensation information for Mr. Rahim is included in the "*Summary Compensation Table*" set forth in this proxy statement.

Director Compensation for Fiscal 2022

Name	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation	Total
Gary Daichendt	$125,000	$211,291	$0	$336,291
Anne DelSanto	$ 70,000	$211,291	$0	$281,291
Kevin DeNuccio	$ 75,000	$211,291	$0	$286,291
James Dolce	$ 75,000	$211,291	$0	$286,291
Steven Fernandez[2]	$ 50,000	$211,291	$0	$261,291
Christine Gorjanc	$ 80,000	$211,291	$0	$291,291
Janet Haugen	$105,000	$211,291	$0	$316,291
Scott Kriens	$135,000	$211,291	$0	$346,291
Rahul Merchant	$ 80,000	$211,291	$0	$291,291
William Stensrud	$ 80,000	$211,291	$0	$291,291

[1] As of December 31, 2022, each of our non-employee directors listed in the table held 7,107 RSUs. Amounts shown do not reflect compensation actually received by the director, and there can be no assurance that these amounts will ever be realized by the non-employee directors. Instead, the amount shown is the grant date fair value of the RSU awards granted in fiscal 2022 computed in accordance with ASC Topic 718 — *Compensation — Stock Compensation* ("ASC Topic 718"), disregarding forfeiture assumptions.

[2] Mr. Fernandez joined the Board in May 2022 and the N&CG Committee in July 2022.

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Proposal No. 1
Election of Directors

There are ten nominees for election as directors at this year's annual meeting: Anne DelSanto, Kevin DeNuccio, James Dolce, Steven Fernandez, Christine Gorjanc, Janet Haugen, Scott Kriens, Rahul Merchant, Rami Rahim, and William Stensrud. A discussion of the primary experience, qualifications, attributes, and skills of each director nominee that led our Board and Nominating and Corporate Governance Committee to the conclusion that such individual should serve or continue to serve as a director is included in each of the director nominee biographies. Each director nominee will be elected to serve for a term expiring at the Company's annual meeting of stockholders in 2024 and until the director's successor is duly elected and qualified, or until the director's earlier death, resignation, or removal. There are no family relationships among any of our executive officers and directors.

If you sign your proxy card or voting instruction card or vote by telephone or over the Internet but do not vote on or give instructions with respect to the election of directors, your shares will be voted for the ten director nominees recommended by the Board. If you hold your shares in street name and do not give voting instructions to your broker or sign and return a voting instruction form indicating that your broker may vote your shares for unmarked items, your broker will not be able to vote your shares and your shares will not be voted on this matter.

Recommendation

Our Board recommends a vote "FOR" the election to the Board of: Anne DelSanto, Kevin DeNuccio, James Dolce, Steven Fernandez, Christine Gorjanc, Janet Haugen, Scott Kriens, Rahul Merchant, Rami Rahim, and William Stensrud.

Vote Required

Provided a quorum is present, directors will be elected by a majority of the votes cast with respect to the director nominee at the annual meeting (i.e., the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that director nominee).

The names of our director nominees and their ages, tenures, positions, qualifications, and experience as of the date this proxy statement was filed with the SEC are set forth below.



ANNE DELSANTO
Director since 2019
Age 59

COMMITTEES
N&CG through 2023 annual meeting
Compensation (Chair) following 2023 annual meeting

Other Current Public Company Boards:
New Relic, Inc.; Advanced Energy Industries, Inc.

CURRENT AND PAST POSITIONS
Ms. DelSanto has principally served as a limited partner at Operator Collective, a venture fund, since December 2019. Ms. DelSanto is also serving as a limited partner at Stage 2 Capital, a venture fund, since March 2019. From February 2018 to April 2019, she served as Executive Vice President and General Manager, Platform at Salesforce.com, Inc. ("Salesforce"), a customer relationship management company. Prior to that role, she served in various executive-level roles at Salesforce starting in October 2012, including as the Executive Vice President, Americas Solution Engineering & Cloud Sales from February 2016 to February 2018; Executive Vice President, Global Solution Engineering and Cloud Specialist Sales from February 2015 to February 2016; and Senior Vice President, Global Solutions Engineering from October 2012 to February 2015. Prior to joining Salesforce, Ms. DelSanto served in various roles of increasing responsibility in pre-sales from 1999 to 2012 at Oracle Corporation ("Oracle"), an information technology and services company, including as Group Vice President, Sales Engineering from February 2012 to September 2012 and Vice President of Sales Engineering from 2007 to February 2012. She began her career in 1985 as an account systems engineer at IBM Corporation, an information technology and services company. Ms. DelSanto began her service on the board of directors of New Relic, Inc. in August 2020 and her service on the board of directors of Advanced Energy Industries, Inc. in October 2020.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE
- Senior leadership, executive experience, and management expertise gained from serving as a senior sales executive at several technology companies
- Broad industry knowledge, background and expertise with cloud-businesses, software-as-a-service business models, and the requirements of Enterprise customers gained through her experience as a senior leader in companies that leverage the cloud for their business model's success
- Public company governance experience as a member of the board of directors of other public technology companies



KEVIN DENUCCIO
Director since 2014
Age 63

COMMITTEES
Compensation

Other Current Public Company Boards:
Marathon Digital Holdings, Inc.

CURRENT AND PAST POSITIONS
Mr. DeNuccio serves as a co-founder of Wild West Capital, LLC, a venture and technology consulting firm he co-founded in July 2012. Mr. DeNuccio served as Executive Chairman of SevOne, Inc., a digital infrastructure management software company, from May 2017 to November 2019. He served as President and Chief Executive Officer of Violin Memory, a flash-based storage array solutions company, from February 2014 to April 2017. In December 2016, Violin Memory filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Prior to joining Violin Memory, Mr. DeNuccio served as Chief Executive Officer of Metaswitch Networks, a provider of carrier systems and software solutions that enable communication networks to migrate to open, packet-based architectures, from February 2010 to July 2012. Mr. DeNuccio was President and Chief Executive Officer of Redback Networks Inc., a provider of advanced communications networking equipment, from August 2001 to January 2008, during which time it was acquired by Telefonaktiebolaget LM Ericsson ("Ericsson") in January 2007 and operated as a wholly-owned subsidiary of Ericsson. Mr. DeNuccio held various positions at Cisco from 1995 to 2001, including Senior Vice President of Worldwide Service Provider Operations. Previously, Mr. DeNuccio was the founder, President and Chief Executive Officer of Bell Atlantic Network Integration Inc., a wholly-owned subsidiary of Bell Atlantic (now Verizon Communications). Mr. DeNuccio has served on the board of directors of Marathon Digital Holdings, Inc. since January 2021 and served on the board of directors of Calix, Inc. from September 2012 to May 2022. Mr. DeNuccio previously served as a director of Sandisk Corporation from August 2009 to February 2014, Metaswitch Networks from December 2008 to February 2014 and Violin Memory from February 2014 to April 2017.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE
- Senior leadership, executive experience, management, and operational and technological expertise gained through experience as a senior executive at companies in the technology and networking industries, including as chief executive officer of networking companies
- Public company governance experience as a member of the boards of directors and board committees of other public technology companies

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JAMES DOLCE

Director since 2015
Age 60

COMMITTEES

Compensation

Other Current Public Company Boards:
None

CURRENT AND PAST POSITIONS

Mr. Dolce has served as the Chief Executive Officer and a director at Lookout, Inc. ("Lookout"), a mobile security company, since March 2014. Prior to joining Lookout, Mr. Dolce was the Vice President of carrier market development at Akamai Technologies, Inc., a content delivery network and cloud services provider, from December 2012 until February 2014, and prior to that, he was the Founder and Chief Executive Officer at Verivue, Inc. ("Verivue"), a provider of digital content delivery solutions, which was acquired by Akamai, from 2006 until December 2012. Prior to Verivue, Mr. Dolce served as Executive Vice President of worldwide field operations at Juniper Networks from 2002 to 2006, where he led Juniper Networks' global sales, marketing and customer service efforts. Mr. Dolce joined Juniper Networks through its acquisition of Unisphere Networks, Inc., where he served as Chief Executive Officer from 1999 to 2002. Mr. Dolce served on the board of directors of Infinera Corporation from May 2014 until January 2016.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Senior leadership, executive experience, management, and operational and technological expertise gained through experience as a senior executive at companies in the technology and networking industries, including as chief executive officer of technology companies
- In-depth knowledge of Juniper Networks' customers and industry due to his prior executive experience at Juniper Networks
- Public company governance experience as a member of the boards of directors and board committees of other public technology companies
- Expertise in cybersecurity



STEVEN FERNANDEZ

Director since 2022
Age 48

COMMITTEES

N&CG

Other Current Public Company Boards:
None

CURRENT AND PAST POSITIONS

Mr. Fernandez has served as the Chief Transformation Officer of NCR Corporation, an enterprise software, consulting, and technology provider, since November 2022. Previously, he served as Global Chief Technology Officer of American International Group, Inc., an insurance company, from July 2020 to August 2022, as the Global Chief Technology Officer of L'Oréal S.A., a personal care company, from August 2016 to July 2020, as Chief Information Officer of Conisus LLC, a provider of strategic medical communications services, from August 2015 to August 2016 and Chief Technology Officer, Bottling Investment Group at The Coca-Cola Company, a multinational beverage company, from November 2011 to August 2015. Prior to joining The Coca-Cola Company, Mr. Fernandez was employed by General Electric, a multinational conglomerate, where he served as the Chief Data Architect, Energy from June 2010 to October 2011 and Chief Technology Officer, Nuclear from January 2007 to June 2010. He also served as a Manager at Ford Motor Company, a car manufacturer, from January 1996 to December 2006.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Senior leadership,executive experience, management, and operational and technological expertise gained through experience as a technology executive at companies in the consumer and business products industry, including as chief technology officer
- Expertise in cybersecurity



CHRISTINE GORJANC

Director since 2019
Age 66

Lead Independent Director following 2023 annual meeting

COMMITTEES
Audit

Other Current Public Company Boards:
Invitae Corporation

CURRENT AND PAST POSITIONS

Ms. Gorjanc served as the Chief Financial Officer for Arlo Technologies, Inc. ("Arlo"), an intelligent cloud infrastructure and mobile app platform company, from August 2018 to June 2020. Prior to her role with Arlo, she served as the Chief Financial Officer of NETGEAR, Inc., a provider of networking products and services, since January 2008, where she previously served as Chief Accounting Officer from December 2006 to January 2008 and Vice President, Finance from November 2005 to December 2006. Prior to joining NETGEAR, Inc., Ms. Gorjanc served in a number of roles including as the Vice President, Controller, Treasurer, and Assistant Secretary of Aspect Communications Corporation, a provider of workforce and customer management solutions, from September 1996 through November 2005. Ms. Gorjanc served as the Manager of Tax for Tandem Computers, Inc., a provider of fault-tolerant computer systems, from October 1988 through September 1996. Prior to that, Ms. Gorjanc served in management positions at Xidex Corporation, a manufacturer of storage devices, and spent eight years in public accounting. Ms. Gorjanc has served on the board of directors and as chairman of the audit committee of Invitae Corporation, a genetic testing and services company, since November 2015 and currently sits on the compensation committee, and served on the board of directors, as Chair of the audit committee and member of the compensation committee of Zymergen Inc. from March 2021 to October 2022.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Senior leadership, executive experience, management and financial expertise gained through service as a chief financial officer as well as broad industry knowledge gained as a senior executive of rapidly-growing international technology companies operating in the intelligent cloud, networking products and services industries

- Experience in operations, supply chain and information technology

- Public company governance experience as a member of the board of directors and audit committee of other public technology and healthcare companies

- National Association of Corporate Directors (NACD) Directorship Certified™

- Audit Committee Financial Expert



JANET HAUGEN

Director since 2019
Age 64

COMMITTEES
Audit (Chair)

Other Current Public Company Boards:
Bentley Systems, Incorporated

CURRENT AND PAST POSITIONS

Ms. Haugen served as the Senior Vice President and Chief Financial Officer of Unisys Corporation ("Unisys"), a global information technology company, from April 2000 to November 2016. She also served as Vice President, Controller and Acting Chief Financial Officer of Unisys from April 1996 to April 2000. Prior to joining Unisys, she was an audit partner at Ernst & Young ("EY") from 1993 to 1996, after serving in various positions of increasing responsibility at EY from 1980 to 1993. Ms. Haugen has served on the board of directors and as a member of the audit committee and sustainability committee of Bentley Systems, Incorporated, a software development company, since September 2020 and previously served on the boards of directors of Paycom Software, Inc., from February 2018 to October 2021 and SunGard Data Systems Inc. from 2002 to 2005.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Senior leadership, executive experience, management and financial expertise gained through service as a chief financial officer as well as broad industry knowledge gained as a senior executive of a global technology company and as an audit partner with a public accounting firm

- Public company governance experience as a member of the boards of directors, compensation committee, and audit committee of other public technology companies

- National Association of Corporate Directors (NACD) Directorship Certified™

- Audit Committee Financial Expert

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SCOTT KRIENS

Director since 1996
Age 65

Chairman of the Board

Other Current Public Company Boards:
None

CURRENT AND PAST POSITIONS

Mr. Kriens has served as Chairman of the Board of Directors of Juniper Networks since October 1996, Chief Executive Officer of Juniper Networks from October 1996 to September 2008 and an employee of Juniper Networks through April 2011. From April 1986 to January 1996, Mr. Kriens served as Vice President of Sales and Vice President of Operations at StrataCom, Inc., a telecommunications equipment company, which he co-founded in 1986. Mr. Kriens also served on the board of directors of Equinix, Inc. from July 2000 to June 2020.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Extensive understanding of the networking industry in general with a highly informed perspective on our business due to Mr. Kriens' service as the former Chief Executive Officer of Juniper Networks
- Insight into the evolution of the Company, including from execution, cultural, operational, competitive and industry points of view, due to Mr. Kriens' experience with the Company from its early stages
- Deep understanding of the operation of other boards of directors gained through his experience serving on the board of directors and board committees of other public technology companies contributes to his role as Chairman



RAHUL MERCHANT

Director since 2015
Age 66

COMMITTEES
Audit

Other Current Public Company Boards:
Kyndryl Holdings, Inc.

CURRENT AND PAST POSITIONS

Mr. Merchant most recently served as Senior Executive Vice President and Head of Client Services & Technology of TIAA-CREF, a leading financial services provider, from March 2017 to March 2022. Previously, Mr. Merchant served as Senior Executive Vice President and Chief Information Officer of TIAA-CREF from January 2017 to March 2017 and as Executive Vice President and Chief Information Officer of TIAA-CREF from April 2015 to January 2017. Prior to joining TIAA-CREF, he was the Chief Information and Innovation Officer for the City of New York from April 2012 to February 2014. From 2009 to April 2012, Mr. Merchant was a partner at Exigen Capital, a private equity firm based in New York City. From 2006 until 2008, Mr. Merchant was Executive Vice President, Chief Information Officer and member of the Executive Committee at Fannie Mae. He also served as Senior Vice President, Chief Information Officer and Chief Technology Officer at Merrill Lynch & Co. from 2000 to 2006. Mr. Merchant has also held senior leadership positions at Cooper Neff and Associates, Lehman Brothers, Sanwa Financial Products and Dresdner Bank. Mr. Merchant serves as a member of the board of directors of Kyndryl Holdings, Inc. since September 2021 and previously served as a member of the board of directors of Emulex Corporation, Level 3 Communications, Inc., Sun Microsystems, Inc, and Fair Isaac Corporation.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Senior leadership, executive experience, management, operational and technological expertise, as well as a detailed knowledge of Juniper Networks' customers and industry gained through experience as a senior technology executive at many companies in the financial industry and in the public sector
- Insight and experience related to information technology, cybersecurity best practices and the relationship between information security programs and broader business goals and objectives due to his role as a chief information officer
- Public company governance experience based on his prior service on the board of directors and board committees of other public technology companies
- Expertise in cybersecurity



RAMI RAHIM

Director since 2014
Age 52

Chief Executive Officer

Other Current Public Company Boards:
Autodesk, Inc.

CURRENT AND PAST POSITIONS

Mr. Rahim joined Juniper Networks in January 1997 and was appointed as Chief Executive Officer of the Company in November 2014. Previously, Mr. Rahim served as Executive Vice President and General Manager, Juniper Development and Innovation, responsible for driving innovation across the Company through the oversight of all research and development programs, strategy, development, and business growth across the portfolio of routing, switching, and security. He has also overseen the ongoing evolution of silicon technology and the Junos operating system. In addition, Mr. Rahim has served at Juniper Networks in a number of roles, including Executive Vice President, Platform Systems Division, Senior Vice President and General Manager, Edge and Aggregation Business Unit, and Vice President, Product Management for the Edge and Aggregation Business Unit. Prior to that, Mr. Rahim spent the majority of his time at the Company in the development organization where he helped with the architecture, design and implementation of many Juniper Networks' core, edge, and carrier Ethernet products. Mr. Rahim joined the board of directors of Autodesk, Inc. in August 2022.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Extensive knowledge and understanding of the Company and its industry due to Mr. Rahim's day-to-day involvement in the Company's business as Chief Executive Officer
- Insight and information related to the Company's strategy, financial condition, operations, competitive position and business
- In-depth industry and business experience in building and operating complex networks and a detailed knowledge of Juniper Networks' customers and industry gained through his prior experience in a number of management and senior executive roles at Juniper Networks
- Insight into the evolution of the Company, including from execution, cultural, operational, competitive and industry points of view due to his experience with Juniper Networks from its early stages
- Expertise in cybersecurity



WILLIAM STENSRUD

Director since 1996
Age 72

COMMITTEES
N&CG (Chair)

Other Current Public Company Boards:
None

CURRENT AND PAST POSITIONS

Mr. Stensrud has served as a Partner of the SwitchCase Group, a consulting company, since January 2011, the Chairman of InstantEncore.com, a provider of web and mobile technology to the performing arts, since January 2006, and Chairman and Principal at Interactive Fitness Holdings, a designer and manufacturer of virtual stationary bicycles, since November 2009. From January 2007 to March 2007, he served as Chairman and Chief Executive Officer of Muze, Inc., a provider of business-to-business digital commerce solutions and descriptive entertainment media information. Prior to that, Mr. Stensrud was a general partner at Enterprise Partners, a venture capital firm, from January 1997 to December 2006 and an independent investor and turn-around executive from March 1996 to January 1997. During this period, Mr. Stensrud served as President of Paradyne Corporation and as a director of Paradyne Corporation, Paradyne Partners LLP and GlobeSpan Corporation, Inc. (acquired by Conexant, Inc.), all data networking companies. From January 1992 to July 1995, Mr. Stensrud served as President and Chief Executive Officer of Primary Access Corporation, a data networking company acquired by 3Com Corporation. From 1986 to 1992, Mr. Stensrud served as the Marketing Vice President of StrataCom, which he co-founded.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- In-depth experience in venture capital and in the management of a wide variety of technology companies due to exposure to a broad range of issues affecting businesses, including a number of businesses in the technology and data networking industries, including service as a chief executive officer of networking companies
- Management experience with knowledge and perspective on the Company's daily operating challenges gained from experience as an operating executive in the telecommunications and data networking industries
- Strategic analytical skills gained by focusing on improving various aspects of businesses, including operations, strategies, and financial performance
- Public company governance experience as a member of the boards of directors and board committees of other public technology companies

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Skills, Attributes, and Experience of Director Nominees

	DelSanto	DeNuccio	Dolce	Fernandez	Gorjanc	Haugen	Kriens	Merchant	Rahim	Stensrud
Current / Prior CEO Experience as CEO role at a public technology company		✓					✓		✓	
Senior Executive Management Experience in a senior leadership role at a large organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Engineering / Computer Science (Technical) Experience in technical engineering, IP, R&D, corporate strategy	✓		✓	✓				✓	✓	✓
Financial Accounting Expertise / CFO Positions Education and experience to provide financial oversight					✓	✓				
Prior Public Company Board Experience serving as a director of another public company	✓	✓	✓		✓	✓	✓	✓		✓
Seasoned in Networking Industry Experience with our business, strategy, and marketplace dynamics		✓	✓				✓		✓	✓
Global Operational Perspective Experience in managing global operations	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Risk Management / Oversight Experience in managing and mitigating risk at a large organization					✓	✓			✓	
Corporate Governance Education and experience overseeing corporate governance for a company					✓	✓	✓	✓		✓
M&A / Investments Experience in complex transactions and investment decisions at large organization	✓	✓	✓	✓					✓	✓
Strategic Business Development Experience developing strategies to grow sales and market share	✓	✓	✓				✓		✓	
Sales & Marketing Experience in a senior management position developing marketing/sales	✓	✓	✓				✓			✓
Cybersecurity Experience in technology, security, and compliance decisions at large organization			✓	✓				✓	✓	

Proposal No. 2
Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The Audit Committee has appointed Ernst & Young LLP, or EY, as our independent registered public accounting firm for the fiscal year ending December 31, 2023. EY has served as our independent registered public accounting firm since 1996, and EY's current lead audit partner was selected in 2021.

The Audit Committee periodically considers whether there should be a rotation of independent registered public accounting firms because the Audit Committee believes it is important for our independent registered public accounting firm to maintain independence and objectivity. The Audit Committee annually reviews EY's qualifications, performance, independence, and fees in making its decision to engage EY and discusses the overall scope and plans for the annual audit with EY. The focus of this review process is to select and retain the most qualified firm to perform the annual audit. During the review and selection process, the Audit Committee considers a number of factors including:

- Recent and historical audit performance, including the results of a management survey concerning EY's service;
- The relevant experience, expertise, and capabilities of EY and the audit engagement team in relation to the nature and complexity of our business;
- A review of the firm's independence and internal quality controls;
- Any legal or regulatory proceedings that raise concerns about EY's qualifications or ability to continue to serve as our independent auditor, including reports, findings, and recommendations of the Public Accounting Oversight Board;
- The appropriateness of EY's fees for audit and non-audit services; and
- The length of time that EY has served as our independent auditor, the benefits of maintaining a long-term relationship and controls and policies for ensuring that EY remains independent.

In accordance with SEC rules and Company policies, our lead audit partner is limited to a maximum of 5 years of service in that capacity. In order to select the lead engagement partner, management meets with each candidate for the role and then reviews and discusses the candidates. Based on recommendations from management and the chair, the full committee reviews and approves the lead engagement partner.

During fiscal 2022, EY provided certain tax and audit related services. See the "*Principal Accountant Fees and Services*" section of this proxy statement.

Based on their review, the members of the Audit Committee and the Board believe that the continued retention of EY to serve as our independent registered public accounting firm is in the best interests of the Company and our stockholders.

Representatives of EY are expected to attend the annual meeting, where they are expected to be available to respond to appropriate questions and, if they desire, to make a statement.

Although stockholder ratification of the appointment of our independent registered public accounting firm is not required by our bylaws or otherwise, the Board is submitting the appointment of EY to our stockholders for ratification because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. If the appointment is not ratified, the Audit Committee will consider whether it should select another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and our stockholders' best interests.

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Recommendation

Our Board unanimously recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP as Juniper Networks' independent registered public accounting firm for the fiscal year ending December 31, 2023.

If you sign your proxy card or voting instruction card or vote by telephone or over the Internet but do not vote on or give instructions with respect to this proposal, your shares will be voted "FOR" the proposal, as recommended by the Board. Even if you do not give voting instructions to your broker, your broker may vote your shares on this matter.

Vote Required

Provided a quorum is present, ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 requires the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting.

Principal Accountant Fees and Services

The Audit Committee has appointed Ernst & Young LLP, an independent registered public accounting firm, to serve as Juniper Networks' auditors for the fiscal year ending December 31, 2023.

Fees Incurred by Juniper Networks for Ernst & Young LLP

Fees for professional services billed or to be billed by the Company's independent registered public accounting firm in each of the last two years were approximately:

	2022	2021
Audit Fees	$6,774,550	$6,019,700
Audit-Related Fees	$ 177,700	$ 236,780
Tax Fees	$ 779,606	$1,161,265
All Other Fees	$ 0	$ 0
Total	$7,731,856	$7,417,745

Audit Fees include professional services fees in connection with the audit of the Company's annual financial statements, the review of our quarterly financial statements, and the issuance of a comfort letter and consents, and audit services provided in connection with other statutory or regulatory filings.

Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements, and are not reported under "Audit Fees". These services include accounting consultations in connection with transactions, attest services that are required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees are for professional services rendered for tax compliance, tax advice or tax planning.

All Other Fees, which include fees for products and services other than those described above under "Audit Fees," "Audit-Related Fees," and "Tax Fees," for the years ended December 31, 2022 and December 31, 2021, were zero.

Audit Committee's Pre-Approval Policy and Procedures

Pursuant to its charter, the Audit Committee is responsible for pre-approving all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. The Audit Committee's charter gives the Audit Committee the power to delegate to one or more members of the Audit Committee the authority to pre-approve permissible non-audit services. The Audit Committee pre-approved all services performed by the Company's independent registered public accounting firm in 2022 and 2021.

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Report of the Audit Committee of the Board of Directors

The following Audit Committee Report shall not be deemed to be "soliciting material" and should not be deemed "filed" and shall not be deemed to be incorporated by reference in future filings with the SEC, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee is composed entirely of non-employee directors. The members of the Audit Committee meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. The Audit Committee operates under a written charter, which contains a description of the scope of the Audit Committee's responsibilities and how they will be carried out, which may be found on the Company's website at http://investor.juniper.net/investor-relations/corporate-governance/default.aspx.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including establishing and maintaining adequate internal controls over the Company's financial reporting. The independent registered public accounting firm of Ernst & Young LLP, or EY, reports to the Audit Committee, and EY is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with generally accepted auditing standards in the United States. The Audit Committee discussed the overall scope and plans for the annual audit with EY.

The Audit Committee meets regularly with EY, with and without management present, to discuss the results of EY's examinations, evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee held 8 meetings during fiscal 2022.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the Company's audited financial statements for the fiscal year ended December 31, 2022 with the Company's management.

2. The Audit Committee has discussed with the Company's independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

3. The Audit Committee has received the written disclosures and the letter from the Company's independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed its independence with the Company's independent registered public accounting firm.

4. Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board that the Company's audited financial statements for the fiscal year ended December 31, 2022 be included in Juniper Networks' Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for filing with the SEC.

    MEMBERS OF THE AUDIT COMMITTEE

    Janet Haugen (Chair)
    Christine Gorjanc
    Rahul Merchant

Proposal No. 3
Non-Binding Advisory Vote on Executive Compensation

This proposal, commonly known as a "Say-on-Pay" proposal, provides our stockholders with the opportunity to cast a vote, on an advisory basis, on the compensation of the executive officers named in the "*Summary Compensation Table*" below, who we refer to as our "named executive officers" or "NEOs," pursuant to Section 14A of the Exchange Act. For more detail on the compensation of our NEOs, please see the section entitled "*Executive Compensation,*" including the "*Compensation Discussion and Analysis*" and the compensation tables included in this proxy statement.

The Company's current policy is to hold a Say-on-Pay vote each year, and we expect to hold another advisory vote with respect to executive compensation at the 2024 annual meeting of stockholders.

As described in detail in the "*Compensation Discussion and Analysis*" section of this proxy statement, we design our executive compensation program to implement our core objectives of (i) providing competitive pay, (ii) paying for performance, and (iii) aligning management's interests with the interests of our long-term stockholders. We believe that compensation in 2022 for our Chief Executive Officer and our other NEOs is well-aligned with the Company's performance and the interests of our stockholders and reflects our objective to link pay with performance.

Recommendation

Our Board believes that the Company's executive compensation program uses appropriate structures and sound pay practices that are effective in achieving our core objectives. Accordingly, the Board of Directors recommends that you vote "FOR" the following resolution:

"RESOLVED, that Juniper Networks, Inc. stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this proxy statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis section, the Summary Compensation Table for FY22, and the other related tables and disclosure."

If you sign your proxy card or voting instruction card or vote by telephone or over the Internet but do not vote on or give instructions with respect to this proposal, your shares will be voted "FOR" the proposal, as recommended by the Board. If you do not give voting instructions to your broker or sign and return a voting instruction form indicating that your broker may vote your shares for unmarked items, your broker will not be able to vote your shares and your shares will not be voted on this matter.

Vote Required

Provided a quorum is present, the advisory approval of our executive compensation requires the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to be voted at the annual meeting.

As this is an advisory vote, the result will not be binding; however, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by our stockholders and will take the outcome of the vote under advisement in evaluating our executive compensation principles, design and practices.

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Proposal No. 4
Non-Binding Advisory Vote on Frequency of Future Stockholder Advisory Votes on Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act enables our stockholders to indicate, at least once every six calendar years, how frequently we should seek a non-binding advisory vote on the compensation of our NEOs. The non-binding advisory vote in this proposal is often referred to as a "Say-on-Frequency" vote. By voting for this proposal, stockholders may indicate whether they would prefer to hold a non-binding advisory vote on executive compensation once every 1 year, 2 years, or 3 years, or stockholders may abstain from voting on this proposal.

For our prior Say-on-Frequency vote, at our 2017 annual meeting of stockholders, our Board recommended an annual Say-on-Pay vote and our stockholders concurred, casting a majority of their votes in favor of a one-year frequency. Accordingly, we have held annual Say-on-Pay votes for each of the past five years. After consideration of the benefits and consequences of each alternative, our Board continues to believe that a non-binding advisory vote on executive compensation that occurs annually remains the most appropriate alternative for the Company and our stockholders, and therefore our Board recommends that you vote for a one-year interval for the non-binding advisory vote on executive compensation.

We believe that an annual vote will continue to allow our stockholders the ability to frequently communicate to us their position on the executive compensation through a non-binding advisory vote on executive compensation, and aligns with our practice of engaging with stockholders to obtain their input on corporate governance matters and executive compensation philosophy, policies, and practices. An annual vote further aligns to our short-term cash programs and the metrics that guide those programs as well as to our periodic cycle of granting long-term equity compensation to the named executive officers. Our Compensation Committee is responsible for our executive compensation programs and values our stockholders' opinions. We understand that our stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our stockholders on this proposal.

The option of every 1 year, 2 years, or 3 years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on the Company, the Compensation Committee, or our Board, the Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more frequently than the option approved by our stockholders. We expect to hold another advisory vote with respect to executive compensation at the 2029 annual meeting of stockholders.

Recommendation

Our Board unanimously recommends a vote to hold future advisory votes every "1 YEAR" on executive compensation.

If you sign your proxy card or voting instruction card or vote by telephone or over the Internet but do not vote on or give instructions with respect to this proposal, your shares will be voted to hold future advisory votes every "1 YEAR" on executive compensation, as recommended by the Board. If you do not give voting instructions to your broker or sign and return a voting instruction form indicating that your broker may vote your shares for unmarked items, your broker will not be able to vote your shares and your shares will not be voted on this matter.

Vote Required

Provided a quorum is present, the option of every 1 year, 2 years, or 3 years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders.

Proposal No. 5
Approval of the Amendment and Restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan

Our Board approved, upon the recommendation of the Compensation Committee, the amendment and restatement of Juniper Network, Inc.'s 2015 Equity Incentive Plan (the "2015 Plan," with the amendment and restatement referred to as the "Amended 2015 Plan"), on February 9, 2023, subject to approval by our stockholders. The 2015 Plan allows us to grant equity awards to our employees including our officers, consultants, and directors. We are asking our stockholders to approve the Amended 2015 Plan to, among other things, increase the number of shares of common stock reserved for issuance under the 2015 Plan by 7,000,000 shares.

The approval of the Amended 2015 Plan by our stockholders is important because the number of shares currently authorized for issuance under our 2015 Plan is not expected to be sufficient to meet our needs over the next year. If our stockholders do not approve this proposal, then the Amended 2015 Plan, including an increase in the number of shares available for issuance and the other amendments described in this proposal, will not become effective.

Reasons to Approve the Amended 2015 Plan

The Board recommends a vote in favor of the Amended 2015 Plan because the Board believes the Amended 2015 Plan is in the best interests of the Company and our stockholders for the following reasons:

- **Aligns non-employee director, employee, and stockholder interests.** We currently provide RSUs to a broad based group of our employee population as well as our non-employee directors. We also provide a range of long-term incentives with service- and performance-based vesting conditions to our executive officers. We believe that our stock-based compensation programs, along with our stock ownership guidelines for our non-employee directors and executives, help align the interests of our non-employee directors, executives and employees with the interests of our stockholders by giving our non-employee directors, executives, and employees a sense of ownership and long-term personal involvement in and accountability for the development and financial success of the Company. We believe that our long-term stock-based incentives help promote long-term retention of our employees and encourage significant ownership of our common stock. If the Amended 2015 Plan is approved, we will be able to continue to use equity to align the interests of our non-employee directors, executives, and employees with the interests of our stockholders.

- **Attracts and retains talent.** Talented, motivated, and effective executives and employees are essential to executing our business strategies and propelling our business forward. Stock-based compensation has been a critical component of total compensation at the Company for many years because this type of compensation enables the Company to effectively recruit and retain outstanding executives and other employees in a competitive market for talent while encouraging them to act and think like owners of the Company. If the Amended 2015 Plan is approved, we believe we will maintain our ability to offer competitive compensation packages to both retain our best performers and attract new talent.

- **Supports our pay-for-performance philosophy.** A significant portion of total compensation for our executives is equity-based incentive compensation tied to the achievement of our business results and our stock price performance. We use incentive compensation to help reinforce desired business results to our executives and to motivate them to make decisions to produce those results. If the Amended 2015 Plan is approved, it will continue to support our pay-for-performance philosophy.

- **Avoids disruption in our compensation programs and mitigates the need for significant cash compensation.** We consider equity compensation to be a vital element of our employee compensation program. We believe that, if stockholders approve the Amended 2015 Plan, the additional shares reserved under the Amended 2015 Plan will be sufficient to enable us to grant stock awards under the 2015 Plan for approximately the next year, based on historical grant and forfeiture levels, the recent market prices of Juniper shares, and the anticipated use of stock awards as an incentive and retention tool. If the Amended 2015 Plan is not approved, we would need to replace components of compensation previously awarded in equity with cash or with other

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instruments that may not necessarily support our goals of strengthening longer-term retention and aligning employee interests with those of our stockholders. Additionally, replacing equity with cash would increase our cash compensation expense and significantly deplete cash that could be better utilized towards other strategic purposes or returned to stockholders.

- **Balances appropriately our need to attract and retain talent with stockholder interests regarding dilution.** We recognize the dilutive impact of our equity compensation programs on our stockholders, and we continuously strive to balance this concern with the competition for talent, competitive compensation practices, and the need to attract and retain talent. As described in more detail below under the heading "Background," we believe the Amended 2015 Plan is not excessively dilutive to our stockholders given our overhang and that our three-year average annual gross burn rate (excluding stock awards assumed in acquisitions) is 2.63% and our three-year average net burn rate (excluding stock awards assumed in acquisitions) is 1.94%.

- **Protects stockholder interests and embraces sound stock-based compensation practices.** As described in more detail below under the heading "Background," the Amended 2015 Plan includes a number of features that are consistent with the interests of our stockholders (and their advisors) and sound corporate governance practices.

Why the Proposed Changes to Certain Other Terms under the Amended 2015 Plan

We are proposing to (i) remove references to and provisions related to Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, in response to revisions to the law while retaining certain best practice performance-based award provisions; (ii) clarify that individuals employed or engaged by a third party agency who provide services to the Company at the direction of the Company may be considered employees of the Company for purposes of the Amended 2015 Plan, and that such individuals' status as a service provider of the Company will not be affected by a change in status from an employee of a third party to an employee of the Company or vice versa; (iii) (a) provide the ability for performance goal decisions to be made on an individual basis, and (b) add environmental, social, and governance goals and other performance metrics at the discretion of the Committee to the list of acceptable performance measures for purposes of granting performance-based awards and clarify that performance measures for performance-based awards may include any other metric that the Committee designates, provided that such objectives do not result in adverse accounting, tax, reporting or other consequences to allow for more flexibility in structuring performance-based awards; and (iv) clarify that the restriction on amendments to the Amended 2015 Plan, which impair the rights of participants without their consent is limited to amendments that materially impair the rights of participants.

Summary of Sound Governance Features of the Amended 2015 Plan

Current features of our 2015 Plan include:

- **No Repricing or Buyout of Underwater Options or Stock Appreciation Rights.** Prohibits stock option and stock appreciation right repricing or other exchanges for cash or equity compensation without stockholder consent.

- **No Discounted Options and Stock Appreciation Rights.** Requires stock options and stock appreciation rights to be granted with an exercise price equal to at least the fair market value of our common stock on the date of the award is granted.

- **Minimum Vesting Period.** Requires awards to have a minimum vesting of at least one year from the date of grant, subject to certain limited exceptions.

- **No Evergreen Provision.** Avoids the use of "evergreen" share reserve increases and instead requires stockholder approval to increase the share reserve.

- **No Liberal Share Counting.** Prohibits the reuse of shares withheld or delivered to satisfy the exercise price of an option or stock appreciation right or to satisfy tax withholding requirements.

- **Enhanced Award Flexibility.** Enhances flexibility through the ability to use restricted stock, RSUs, performance shares or deferred stock units in lieu of or in addition to stock options to reduce the total number of our shares necessary to grant competitive equity awards.

- **Awards Subject to Clawback.** Awards under the 2015 Plan may be subject to recoupment under certain circumstances.

Background

While the use of long-term incentives in the form of equity awards is an important part of our compensation program, we recognize that stock awards dilute existing stockholders and are mindful of our responsibility to our stockholders to exercise judgment in the granting of equity awards. Our Compensation Committee regularly reviews our long-term incentive compensation program to ensure that we balance our employee compensation objectives with our stockholders' interest in limiting dilution from stock awards.

The following table sets forth information regarding outstanding grants as of March 21, 2023 under the Company's equity compensation plans, which include the following: (i) equity awards granted under our 2015 Plan and (ii) assumed or substituted equity awards in connection with an acquisition. We do not have any grants outstanding under any other equity plan. As of March 21, 2023, we had 321,343,750 shares of common stock issued and outstanding. The market value of one share of our common stock on March 21, 2023, as determined based on the closing price per share of our common stock as reported on the NYSE was $32.14.

Equity Plan	Stock Options (# of shares)	Weighted-Average Exercise Price Per Share ($)	Weighted-Average Remaining Contractual Term (In Yrs)	Full Value Awards (# of shares)[1]	Shares Available for Future Grant (# of shares)
2015 Plan	275,219	$34.32	5.92	15,690,722	1,892,718
Assumed Awards[2]	561,770	$ 4.53	4.83	2,696,976	—
Total	836,989	$14.32	N/A	18,387,698	1,892,718

[1] RSUs and Performance Share Awards are referred to as "Full Value Awards." The maximum number of shares issuable pursuant to certain Performance Share Awards equals 200% of target. The number of Performance Share Awards included in the above table (i) includes "banked" shares for periods where performance has been determined and (ii) assumes performance at target for periods where the performance has not been determined.

[2] "Assumed Awards" refers to equity awards assumed or substituted for Juniper Networks equity awards in connection with an acquisition. "Full Value Awards" also includes 58,856 of restricted stock awards assumed or substituted in connection with prior acquisitions.

The Compensation Committee also regularly reviews our historical equity award granting practices, including our share usage rate (commonly referred to as "burn rate") and equity overhang activity. The following table provides detailed information regarding our burn rate and equity overhang activity (based on total potential award shares) for the last three fiscal years. The effects of our stock repurchase program are included in these calculations.

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Gross Burn Rate[1]	2.72%	2.80%	2.38%
Net Burn Rate[2]	1.98%	2.06%	1.77%
Equity Overhang[3]	6.21%	8.42%	9.69%

[1] Gross Burn Rate is calculated as (a) the number of new stock awards granted under the 2015 Plan (excluding stock awards assumed in acquisitions), divided by (b) the weighted average common shares outstanding of the Company for the fiscal year.

[2] Net Burn Rate is calculated as (a) the number of new stock awards granted under the 2015 Plan (excluding stock awards assumed in acquisitions), net of stock awards cancelled and forfeited under the 2015 Plan, divided by (b) the weighted average common shares outstanding of the Company for the fiscal year.

[3] Equity Overhang is calculated as (a) the number of shares subject to outstanding stock awards (including stock awards assumed in acquisitions) plus the number of shares available for grant under the 2015 Plan, divided by (b) the number of shares subject to outstanding stock awards (including stock awards assumed in acquisitions), plus the number of shares available for grant under the 2015 Plan, plus the weighted average common shares outstanding of the Company for the fiscal year.

The table below shows the number of options and full value awards granted under the 2015 Plan in each of the last three years as well as the number of performance-based awards that were earned each year.

Fiscal Year	Option Awards Granted	Total Full-Value Awards Granted	Time Based Full-Value Awards Granted	Performance Based Full-Value Awards Granted[1]	Performance Based Full-Value Awards Earned[2][3]
2022	275,219	8,475,298	7,752,710	722,588	841,751
2021	0	9,083,323	8,179,553	903,770	613,634
2020	0	7,861,692	7,128,160	733,532	346,574

[1] Performance based full-value awards granted at target achievement levels.

[2] Earned performance based full-value awards reflects the number of performance based awards that were earned during the applicable year.

[3] Earned performance based full-value awards include PSAs banked as well as bonus equity earned during the performance period.

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Description of the Amended 2015 Plan

The material features of the Amended 2015 Plan are summarized below. This summary does not purport to be a complete description of all the provisions of Amended 2015 Plan, and this summary is qualified in its entirety by reference to the text of the Amended 2015 Plan. A complete copy of the proposed Amended 2015 Plan is attached to this proxy statement as **Annex A**.

ELIGIBILITY; LIMITATIONS. Options, stock appreciation rights, performance shares, performance units, restricted stock, RSUs, deferred stock units, and dividend equivalents may be granted under the Amended 2015 Plan. Options granted under the Amended 2015 Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code ("Code"), or non-statutory stock options. Incentive stock options may be granted only to employees of the Company or any subsidiary of the Company. Other awards may be granted under the Amended 2015 Plan to any employee, consultant or non-employee director of the Company, any parent or subsidiary of the Company or other entity under common control with the Company. Non-employee directors, however, may only be granted RSUs under the Amended 2015 Plan, and these are made pursuant to an automatic, non-discretionary formula. Otherwise, the Amended 2015 Plan administrator, in its discretion, selects the persons to whom awards may be granted, and except for dividend equivalents, the number of shares subject to each such grant. The Amended 2015 Plan provides that no person(s) may be granted, in any fiscal year of the Company: (i) options or stock appreciation rights to purchase more than 4,000,000 shares of the Company's common stock in such person's first fiscal year of service with the Company and more than 2,000,000 shares of the Company's common stock in any other fiscal year of service; (ii) performance shares, RSUs, restricted stock or deferred stock units to more than 2,000,000 shares of the Company's common stock in such person's first fiscal year of service with the Company and more than 1,000,000 shares of the Company's common stock in any other fiscal year of service; and (iii) performance units having an initial value more than $4,000,000 in such person's first fiscal year of service with the Company and more than $2,000,000 in any other fiscal year of service. As of March 21, 2023, the Company had 10 non-employee directors, approximately 11,221 employees, which included 5 executive officers, and 3,300 consultants who may be eligible for awards under the Amended 2015 Plan.

SHARES AVAILABLE FOR ISSUANCE. Currently, under the 2015 Plan, a maximum of 69,200,000 shares of common stock are reserved for issuance. In addition, any shares subject to outstanding awards under the 2006 Equity Incentive Plan or the 1996 Amended and Restated Stock Plan that expire, are cancelled or otherwise terminate at any time after May 19, 2015 are available for award grant purposes under the 2015 Plan, up to a maximum of 29,000,000 shares (any such shares, "Returning Shares"). Subject to approval by our stockholders, we are requesting that the maximum number of shares reserved for issuance under the Amended 2015 Plan be increased by 7,000,000 shares, thereby increasing the maximum number of shares reserved for issuance under the 2015 Plan shares plus any Returning Shares.

ADMINISTRATION. The Amended 2015 Plan may generally be administered by the Board or a committee appointed by the Board (as applicable, the "Administrator"). The Board has authorized the Compensation Committee of the Board to approve awards and grants to Section 16 reporting executive officers. The Compensation Committee is composed entirely of independent non-employee directors. The Board has authorized the Stock Committee to approve awards and grants to employees and consultants, other than the senior leaders who report directly to our Chief Executive Officer or any other Section 16 reporting executive officers, subject to certain limitations. The Stock Committee is composed of the Chief Executive Officer and the Chief Financial Officer.

MINIMUM VESTING OF AWARDS. Subject to certain exceptions, awards will not vest earlier (except if accelerated pursuant to a change of control or similar transaction, due to death or due to disability) than the one (1) year anniversary of the grant date.

OPTION TERMS AND CONDITIONS. Each option is evidenced by a stock option agreement between the Company and the optionee, and is subject to the following additional terms and conditions:

- *EXERCISE PRICE.* The Administrator determines the exercise price of options at the time the options are granted. The exercise price of an option may not be less than 100% of the fair market value of our common stock on the date such option is granted; provided, however, the exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of our common stock on the date such option is granted. The fair market value of our common stock is determined with reference to the closing sale price for our common stock (or the closing bid if no sales were reported) on the date the option is granted.

- *EXERCISE OF OPTION; FORM OF CONSIDERATION.* The Administrator determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option. The Amended 2015 Plan permits payment to be made by cash, check, other shares of our common stock, cashless exercises, or any other form of consideration permitted by applicable law, or any combination thereof.

- *TERM OF OPTION.* Options granted under the Amended 2015 Plan will expire seven (7) years from the date of grant. However, the Amended 2015 Plan allows an option to be granted with a shorter term determined by the Administrator and in the case of an incentive stock option granted to a 10% stockholder, the term of the option may be no more than five (5) years from the date of grant. No option may be exercised after the expiration of its term.

- *EXPIRATION.* Options will expire upon the date determined by the Administrator. Generally, if the optionee's employment or status as a service provider terminates for any reason other than death or permanent total disability, then options may be exercised no later than ninety (90) days after such termination and may be exercised only to the extent the option was exercisable on the termination date. If an optionee's employment or status as a service provider terminates as a result of the optionee's death or permanent total disability, then all options held by such optionee under the Amended 2015 Plan may be exercised within twelve (12) months or as may be provided in the option agreement, but only to the extent the options would have been exercisable at the date of death or permanent total disability.

- *OTHER PROVISIONS.* The stock option agreement may contain other terms, provisions and conditions not inconsistent with the Amended 2015 Plan as may be determined by the Administrator.

STOCK APPRECIATION RIGHTS. Stock appreciation rights are exercisable in whole or in part at such times as the Administrator specifies in the grant or agreement. However, the term of a stock appreciation right may be no more than seven (7) years from the date of grant. The Company's obligations arising upon the exercise of a stock appreciation right may be paid in cash or our common stock, or any combination of the same, as the Administrator may determine. We expect, however, that most stock appreciation rights that we grant will provide that they may only be settled in shares of our common stock. Shares issued upon the exercise of a stock appreciation right are valued at their fair market value as of the date of exercise.

RESTRICTED STOCK. Subject to the terms and conditions of the Amended 2015 Plan, restricted stock may be granted to participants at any time and from time to time at the discretion of the Administrator. Subject to the annual share limit and vesting limitations set forth above, the Administrator shall have complete discretion to determine (i) the number of shares subject to a restricted stock award granted to any participant, and (ii) the conditions for grant or for vesting that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component. Each restricted stock grant shall be evidenced by an agreement that shall specify the purchase price (if any) and such other terms and conditions as the Administrator shall determine. Any dividend awarded with respect to restricted shares will vest only if, when and to the extent such share vests. Dividends payable with respect to shares that do not vest will be forfeited.

RESTRICTED STOCK UNITS. Restricted stock units ("RSUs") are awards that obligate the Company to deliver shares of our common stock to the participant as specified on each vesting date. Subject to the annual share limit and vesting limitations set forth above, the Administrator has complete discretion to determine (i) the number of shares subject to a RSU award granted to any participant, and (ii) the conditions for grant or for vesting that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component. Until shares are issued, a RSU holder is not entitled to vote or receive dividends, although the Administrator has discretion under the Amended 2015 Plan to award dividend equivalent rights.

PERFORMANCE SHARES. Performance shares are also awards that obligate the Company to deliver shares of our common stock to the participant as specified on each vesting date. Performance shares may be granted to employees and consultants at any time and from time to time as determined at the discretion of the Administrator. Subject to the annual share limit and vesting limitations set forth above, the Administrator has complete discretion to determine (i) the number of shares of common stock subject to a performance share award granted to any service provider and (ii) the conditions that must be satisfied for grant or for vesting, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component.

PERFORMANCE UNITS. Performance units are similar to performance shares, except that they are settled in cash that is equivalent to the fair market value of the underlying shares, determined as of the vesting date. Subject to the terms and conditions of the Amended 2015 Plan, performance units may be granted to participants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion

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to determine the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of performance units. Performance units shall be granted in the form of units to acquire shares. Each such unit shall be the cash equivalent of one share of our common stock. No right to vote or receive dividends or any other rights as a stockholder shall exist with respect to performance units or the cash payable under such units.

DEFERRED STOCK UNITS. Deferred stock units consist of restricted stock, RSUs, performance shares or performance unit awards that the Administrator, in its sole discretion, permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator and applicable law, including Section 409A of the Code. Deferred stock units shall remain subject to the claims of the Company's general creditors until distributed to the participant.

DIVIDEND EQUIVALENTS. A dividend equivalent is a credit, payable in cash or shares, awarded at the discretion of the Administrator, to the account of a participant in an amount equal to the cash dividends paid on one share for each share represented by an award. Any dividend equivalents awarded with respect to a share or a unit will vest only if, when and to the extent such share or unit vests. Dividend equivalents payable with respect to shares or units that do not vest will be forfeited.

PERFORMANCE GOALS. The Administrator may make performance goals applicable to a participant with respect to an award. At the Administrator's discretion, one or more of the following performance goals may apply: (i) cash flow (including operating cash flow or free cash flow), (ii) cash position, (iii) revenue (on an absolute basis or adjusted for currency effects), (iv) revenue growth, (v) contribution margin, (vi) gross margin, (vii) operating margin (viii) operating expenses or operating expenses as a percentage of revenue, (ix) earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), (x) earnings per share, (xi) operating income, (xii) net income, (xiii) stock price, (xiv) return on equity, (xv) total shareholder return, (xvi) growth in stockholder value relative to a specified publicly reported index (such as the S&P 500 Index), (xvii) return on capital, (xviii) return on assets or net assets, (xix) return on investment, (xx) economic value added, (xxi) operating profit or net operating profit, (xxii) operating margin, (xxiii) market share, (xxiv) contract awards or backlog, (xxv) overhead or other expense reduction, (xxvi) credit rating, (xxvii) objective customer indicators, (xxviii) new product invention or innovation, (xxix) attainment of research and development milestones, (xxx) improvements in productivity, (xxxi) attainment of objective operating goals, (xxxii) objective employee metrics, (xxxiii) environmental, social and governance goals, or (xxxiv) any other metric that the Administrator so designates, provided that such objectives do not result in adverse accounting, tax, reporting, or other consequences. The performance measures listed above may apply to either the Company as a whole or, except with respect to shareholder return metrics, a region, business unit, affiliate or business segment, or in certain select cases, on an individual basis, and measured either on an absolute basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, and, with respect to financial metrics, which may be determined in accordance with GAAP, in accordance with International Accounting Standards Board Principles ("IASB Principles") or which may be adjusted when established to exclude or include any items otherwise includable or excludable under United States generally accepted accounting principles ("GAAP") or under IASB Principles or any other objectively determinable items including, without limitation, (a) any extraordinary non-recurring items, (b) the effect of any merger, acquisition, or other business combination or divestiture, or (c) the effect of any changes in accounting principles affecting the Company's or a business unit's, region's, affiliate's or business segment's reported results.

NO REPRICING. The Amended 2015 Plan prohibits (i) option or stock appreciation right re-pricings (including by way of exchange for another award) and (ii) the Company from paying cash or issuing new equity awards in exchange for the surrender and cancellation of any, or all, stock options or stock appreciation rights with an exercise price that is less than the current fair market value, in each case, unless stockholder approval is obtained.

NONTRANSFERABILITY OF AWARDS. Unless determined otherwise by the Administrator, an award granted under the Amended 2015 Plan is not transferable other than by will or the laws of descent and distribution, and may be exercised during the participant's lifetime only by the participant. Further, in no event may any award be transferred for consideration to a third-party financial institution.

AUTOMATIC GRANTS TO OUTSIDE DIRECTORS. The Amended 2015 Plan provides that (i) at each of the Company's annual stockholder meetings each non-employee director (an "Outside Director") who is elected at (or whose term continues after) such meeting shall be automatically granted RSUs for a number of shares equal to the "Annual Value" (as defined below), rounded down to the nearest whole share, and (ii) each person who first becomes an Outside

Director on a date other than the annual meeting of stockholders (including a director who has transitioned from an employee director to an Outside Director) shall automatically be granted on the date such person becomes an Outside Director, RSUs for a number of shares equal to a number determined by multiplying the "Annual Value" used for calculating the number of RSUs granted to Outside Directors at the annual stockholder meeting immediately preceding the date of such award by a fraction, the numerator of which is 365 minus the number of days between the last annual meeting date and the date the person first becomes an Outside Director, and the denominator of which is 365, rounded down to the nearest whole share. The "Annual Value" means the number equal to $245,000 divided by the average daily closing price over the 30 Trading Days preceding the date of grant.

Each award granted to Outside Directors will vest in full on the earlier of (A) the one year anniversary of the grant date, and (B) the day prior to the date of the Company's next annual stockholder meeting, subject in either case to the participant continuously remaining a director through the vest date.

Notwithstanding the foregoing, the maximum value of (i) the grant date fair value of equity awards granted and (ii) cash fees paid to any Outside Director for their service as a director in a fiscal year, shall not exceed $1,000,000 in total value.

ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. In the event that the stock of the Company changes by reason of any stock split, reverse stock split, stock dividend, combination, reclassification or other similar change in the capital structure of the Company effected without the receipt of consideration, appropriate adjustments shall be made in the number and class of shares of stock subject to the Amended 2015 Plan, the number and class of shares of award outstanding under the Amended 2015 Plan, the fiscal year limits on the number of awards that any person may receive, the number of shares subject to automatic option grants to Outside Directors and the exercise price of any outstanding option or stock appreciation right.

In the event of a liquidation or dissolution, the Administrator shall notify each participant prior to the effective date. The Administrator may, in its discretion, provide that each participant shall have the right to exercise all of their options and stock appreciation rights, as to all of the shares covered by the option or stock appreciation right, including as to those shares not otherwise exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any award shall lapse 100%, and that any award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated.

MERGER OR CHANGE IN CONTROL. In the event of a merger of the Company with or into another corporation, or a Change in Control of the Company (as defined in the Amended 2015 Plan), each outstanding option and stock appreciation right shall be assumed, or an equivalent option or stock appreciation right will be granted in substitution by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option or stock appreciation right, the participant shall fully vest in and have the right to exercise the option or stock appreciation right as to all of the common stock covered by such award with any performance-based award vesting at target, including shares as to which he or she would not otherwise be vested or exercisable. If an option or stock appreciation right becomes fully vested and exercisable in lieu of assumption or substitution in such event, the Administrator will notify the participant that the option or stock appreciation right will become fully vested and exercisable for a period determined by the Administrator, and the option or stock appreciation right will terminate upon the expiration of such period.

In the event of a merger of the Company with or into another corporation, or a Change in Control of the Company, each outstanding restricted stock, RSU, performance share, performance unit, and deferred stock unit award (and any related dividend equivalent) shall be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the award, the participant shall fully vest in the award, including as to shares (or with respect to dividend equivalents and performance units, the cash equivalent thereof) which would not otherwise be vested with any performance-based award vesting at target.

OTHER POLICIES. The Amended 2015 Plan provides that each award may be subject to the terms and conditions of any other policy (and any amendments thereto) adopted by the Company from time to time, which may include any policy related to the vesting or transfer of equity awards.

TAX WITHHOLDING. Participants may satisfy the statutory tax withholding requirements arising in connection with the exercise, vesting or delivery of their awards pursuant to such methods as designated by the Administrator.

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AMENDMENT AND TERMINATION OF THE AMENDED 2015 PLAN. The Board may amend, alter, suspend or terminate the Amended 2015 Plan, or any part thereof, at any time and for any reason. No such amendment by the Board or stockholders may materially and negatively alter or impair any award previously granted under the Amended 2015 Plan without the written consent of the participant.

TERM OF THE AMENDED 2015 PLAN. The Amended 2015 Plan will continue to be in effect until March 29, 2025.

Federal Income Tax Consequences

INCENTIVE STOCK OPTIONS. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon an optionee's sale of the shares (assuming that the sale occurs at least two years after grant of the option and at least one year after exercise of the option), any gain will be taxed to the optionee as long-term capital gain. If the optionee disposes of the shares prior to the expiration of the above holding periods, then the optionee will recognize ordinary income in an amount generally measured as the difference between the exercise price and the lower of the fair market value of the shares at the exercise date or the sale price of the shares. The difference between the amount treated as ordinary income from such premature sale and the amount realized will be characterized as capital gain or loss.

NONSTATUTORY STOCK OPTIONS. An optionee does not recognize any taxable income at the time he or she is granted a non-statutory stock option. Upon exercise, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

RESTRICTED STOCK. If at the time of purchase, restricted stock is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code, the purchaser will not recognize ordinary income at the time of purchase. Instead, the purchaser will recognize ordinary income on the dates when a stock ceases to be subject to a substantial risk of forfeiture. At such times, the purchaser will recognize ordinary income measured as the difference between the purchase price and the fair market value of the stock on the date the stock is no longer subject to a substantial risk of forfeiture.

The purchaser may accelerate to the date of purchase his or her recognition of ordinary income, if any, and the beginning of any capital gain holding period by timely filing an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the purchase price and the fair market value of the stock on the date of purchase, and the capital gain holding period commences on such date. The ordinary income recognized by a purchaser who is an employee will be subject to tax withholding by the Company.

STOCK APPRECIATION RIGHTS. No income will be recognized by a recipient in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the recipient will generally be required to include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of cash received and the fair market value of any common stock received upon the exercise.

RESTRICTED STOCK UNITS AND PERFORMANCE SHARES. A participant will not have taxable income upon grant (unless, with respect to restricted stock, he or she elects to be taxed at that time). Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the vested shares or cash received minus any amount paid for the shares.

DIVIDEND EQUIVALENTS. A participant will recognize taxable income upon the payout of a dividend equivalent.

DEFERRED STOCK UNITS. Typically, a participant will recognize employment taxes upon the vesting of a deferred stock unit and income upon its delivery. The participant may be subject to additional taxation, interest and penalties if the deferred stock unit does not comply with Section 409A of the Code.

COMPANY TAX DEDUCTION. The Company generally will be entitled to a tax deduction in connection with an award under the Amended 2015 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the vesting of a restricted stock unit). Special rules limit the deductibility of compensation paid to certain executive officers.

SECTION 409A. Section 409A of the Code, or Section 409A, provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the Amended 2015 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE AMENDED 2015 PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND IT DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE EMPLOYEE'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE EMPLOYEE MAY RESIDE.

New Plan Benefits

Our named executive officers and directors have an interest in this proposal because they are eligible to participate in the Amended 2015 Plan. The Amended 2015 Plan does not provide for set benefits or amounts of awards, except with respect to non-employee directors. Pursuant to the term of the Amended 2015 Plan, each non-employee director will receive RSUs in an amount equal to the "Annual Value" (as described above under the heading "Description of the Amended 2015 Plan"), or a fraction thereof with respect to individuals who become non-employee directors after an annual stockholders meeting. In addition, the Company cannot currently determine the aggregate benefit or number of shares subject to awards that may be granted in the future to non-employee directors under the Amended 2015 Plan because the aggregate benefit and number of shares depends on the aggregate number of non-employee directors and when individuals join the Board and the "Annual Value" depends on the future stock price of our common stock. There are no awards to executive officers or employees that are conditioned on stockholder approval of the Amended 2015 Plan.

As discussed in the "*Director Compensation*" section of this proxy statement, each of our non-employee directors is entitled to receive certain grants of RSUs in connection with their service on the Board, pursuant to the terms of our non-employee director compensation program, which will be granted under the Amended 2015 Plan if the plan is approved. The following table summarizes the aggregate value of the shares that our non-employee directors as a group will receive if those that are nominated are elected and remain a director following the 2023 annual meeting of stockholders. It also highlights the fact that none of our executive officers or employees will receive any set benefits or awards that are conditioned upon shareholder approval of the Amended 2015 Plan. All other future awards under the Amended 2015 Plan are discretionary and cannot be determined at this time.

Name and Position	Dollar Value ($)	Number of Shares Underlying RSU, PSA and Option grants
Rami Rahim Chief Executive Officer and Director	$ —	—
Kenneth Miller Executive Vice President, Chief Financial Officer	$ —	—
Manoj Leelanivas Executive Vice President, Chief Operating Officer	$ —	—
Christopher Kaddaras Executive Vice President, Chief Revenue Officer	$ —	—
Robert Mobassaly Senior Vice President, General Counsel	$ —	—
Executive officer group (5 persons)	$ —	—
Non-Employee Director Group (9 persons)[1]	$2,205,000	—
Non-Executive Officer Employee Group	$ —	—

[1] The number of shares subject to each non-employee director's RSU award will not be determinable until the grant date under the terms of the Amended 2015 Plan. Assuming each of the nine (9) non-employee director nominees are elected at the 2023 annual stockholder meeting, amount reflects the standard annual equity award of $245,000 granted to each non-employee director under the terms of the Amended 2015 Plan.

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History of Grants under 2015 Plan

The table below shows, as to the listed individuals and specified groups, the number of shares of common stock subject to an equity award grant (even if not currently outstanding) under the 2015 Plan from the inception of the 2015 Plan through December 31, 2022.

Name and Position[3]	Number of Shares Underlying Stock Awards[1]
Current NEOs and Current Positions	
Rami Rahim Chief Executive Officer and Director	2,729,981
Kenneth Miller Executive Vice President, Chief Financial Officer	755,111
Manoj Leelanivas Executive Vice President, Chief Operating Officer	674,068
Christopher Kaddaras Executive Vice President, Chief Revenue Officer	250,000
Robert Mobassaly Senior Vice President, General Counsel	194,033
Marcus Jewell Former Executive Vice President, Chief Revenue Officer	615,727
All current executive officers as a group (5 persons)	**5,683,215**
All current non-employee directors as a group (10 persons)	**549,275**
Non-employee nominees for election as a director[2]	
Anne DelSanto	38,056
Kevin DeNuccio	71,871
James Dolce	71,871
Steven Fernandez	7,107
Christine Gorjanc	36,443
Janet Haugen	36,443
Scott Kriens	71,871
Rahul Merchant	71,871
William R. Stensrud	71,871
All non-executive officer employees as a group	**55,301,042**

[1] Includes RSUs, performance share awards and, for the CEO, stock options. The number of performance share awards included in the above tables assumes achievement at target. The maximum number of shares issuable pursuant to certain performance share awards equals 200% of target.

[2] Assuming the nine (9) non-employee director nominees are elected at the 2023 annual stockholder meeting, under the terms of the Amended 2015 Plan, an amount equal to the standard annual equity award of $245,000 will be granted to each non-employee director.

[3] There are no nominees for election as a director who are not covered by the above. No awards have been granted under the 2015 Plan to any associate of any of our executive officers or directors, and no person received 5% or more of the total awards granted under the 2015 Plan since its inception.

Please also refer to the "*Equity Compensation Plan Information*" section of this proxy statement for further information about shares, which may be issued upon the exercise of options, warrants and rights granted to employees, consultants or members of our Board under all of our equity compensation plans as of December 31, 2022.

Recommendation

Our Board unanimously recommends a vote "FOR" approval of the foregoing amendment and restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan.

If you sign your proxy or voting instruction card or vote by telephone or over the Internet but do not vote on or give instructions with respect to this proposal, your shares will be voted for approval of the foregoing Amended 2015 Plan, as recommended by the Board. If you do not give voting instructions to your broker or sign and return a voting instruction form indicating that your broker may vote your shares for unmarked items, your broker will not be able to vote your shares and your shares will not be voted on this matter.

Vote Required

Provided a quorum is present, approval of the foregoing amendment and restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting.

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Compensation Discussion and Analysis

This compensation discussion and analysis summarizes our executive compensation philosophy, our fiscal year 2022 ("FY22" or "fiscal 2022") executive compensation program, and the FY22 compensation decisions made by the Compensation Committee with respect to the executive officers who are identified below ("NEOs"):

Named Executive Officers	
Rami Rahim	Chief Executive Officer ("CEO")
Kenneth Miller	Executive Vice President, Chief Financial Officer
Manoj Leelanivas	Executive Vice President, Chief Operating Officer
Christopher Kaddaras*	Executive Vice President, Chief Revenue Officer
Robert Mobassaly	Senior Vice President, General Counsel
Marcus Jewell**	Former Executive Vice President, Chief Revenue Officer

*   Mr. Kaddaras joined the Company in October 2022.
** Mr. Jewell resigned from the Company effective June 1, 2022. No severance benefits were paid to Mr. Jewell as a result of his resignation.

We refer to the Compensation Committee in this "*Compensation Discussion and Analysis*" section of the proxy statement as the "Committee."

Section 1 — Executive Compensation Summary

Juniper Networks Overview and FY22 Performance

In FY22, we achieved record revenue, and revenue growth across all verticals, customer solutions, and geographies, despite the challenging global supply chain environment, which saw persistent elevated components and logistics costs and supply chain constraints that impacted the volume of products we were able to deliver. We believe that our FY22 financial results are the result of strong execution by our teams, the strength of our portfolio, and our ability to win across each of the customer verticals and use cases where we compete, and that they continue to validate our long-term strategy to deliver results to our stockholders.

FY22 Executive Compensation at a Glance

The Committee recognized that the Company's continued success despite the challenging and dynamic macro environment was due in large part to our leadership and employees. The intense competition for talent, particularly in the technology sector at the beginning of FY22 when compensation decisions were made as part of our regular annual compensation cycle, and the need to mitigate retention risk and attract talent, were significant factors in the Committee's compensation decisions for FY22. The Committee particularly valued the leadership and management of our CEO through unique and rapidly evolving circumstances, and prioritized his retention as a stabilizing and galvanizing force to create stockholder value going forward. The Committee approved an executive compensation program designed to align incentives to reward performance and drive enterprise value creation for the Company and our stockholders.

Pay for Performance Alignment

Company Performance

The Company's FY22 financial performance was strong. Our total net revenue increased to $5.3 billion in FY22, a Company record high, and our revenue grew in all verticals, customer solutions, and geographies. Our total product backlog also increased to $2.0 billion as of December 31, 2022, a Company fiscal year-end record high.



We received the following third-party recognitions in FY22, among others:

- Gartner recognized us as a Visionary in the 2022 Magic Quadrant™ SD-WAN category and a Leader in the 2022 Magic Quadrant™ for Indoor Location Services, Global.

- We were named a Gartner Magic Quadrant™ Leader for Enterprise Wired and Wireless LAN Infrastructure in 2022, for the third year in a row, and were positioned, for the second year straight, furthest in "Completeness of Vision," which evaluates vendors on their ability to convincingly articulate current and future market strategy, innovation and product strategy, and highest for "Ability to Execute," which evaluates vendors on their product/service, market responsiveness, and customer experience.

- Juniper Mist was recognized as a Customers' Choice for Enterprise Wired and Wireless LAN Infrastructure in the 2022 Gartner® Peer Insights™ Voice of the Customer report from May 2022.

- Great Place to Work® and Fortune named us one of the 2022 Best Workplaces in Technology™.

- We were recognized by Great Place to Work® as one of the 2022 Best Workplaces for Parents™.

- We were named one of LinkedIn's Top 50 Best Workplaces to Grow Your Career in the U.S. in 2022.

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In addition, in FY22, we took a number of strategic actions to drive our long-term business objectives:

- In the first quarter, we launched Juniper Secure Edge, enabling customers to provide their workforce with fast, reliable and secure access to the applications and resources they need anywhere they work. In FY22, we also announced the expansion of our SASE offering with the addition of Cloud Access Security Broker and advanced Data Loss Prevention capabilities to the Juniper Secure Edge solution.

- We pledged to achieve carbon neutrality across our global operations by 2025 through focused efforts on two long-term sustainable solutions: leveraging energy efficiency measures and increasing our use of clean energy sources.

- In April, we spun out our silicon photonics business and sold the majority of the equity interest in the new entity and retained a minority equity interest in the new entity.

- In the second quarter, we launched our first Affinity Groups, employee-led groups that emphasize the connection among employees from similar backgrounds and their allies, and which provide professional development, sense of belonging, and career connections.

- In July, we launched our innovative Cloud Metro solution, the industry's first AI- and cloud-delivered, automation-driven metro networking solution that delivers power efficiency, dramatic total cost to own reduction and industry-leading performance.

- In August, we announced new Network as a Service (NaaS) enhancements to our AIOps platform that further facilitate the deployment and management of wired, wireless and secure SD-WAN network services via Juniper MSP and reseller partners.

- In September, we launched Apstra Freeform as an expansion to our multivendor data center automation and assurance platform, which enables our enterprise, service provider, and cloud provider customers to manage and automate their data center operations regardless of topology and protocols used.

- In November, we announced a collaboration with Rakuten Symphony where Juniper RAN Intelligent Controller (RIC) will be embedded as the exclusive RIC in Rakuten Symworld™ marketplace. Juniper's open and interoperable RIC platform brings new levels of service agility, automation, and operational efficiency to mobile networks by enabling a strong ecosystem of applications on top of the platform.

- We continued our significant strategic investment in our go-to-market organization to capitalize on our product differentiation, particularly in the enterprise vertical.

Stockholder Returns

We maintained our historical practice of paying quarterly cash dividends and making share repurchases. We returned $570 million to stockholders in FY22, consisting of:

- $300 million in share repurchases, and
- $270 million in cash dividends.

We have returned $1.9 billion of capital to stockholders via share repurchases and cash dividends since FY20.

Our stock price also performed strongly in FY22. The performance graph below shows the cumulative total stockholder return over a three-year period assuming the investment of $100 on December 31, 2019 in each of our common stock and the Standard & Poor's 500 Stock Index ("S&P 500"). Total stockholder return assumes reinvestment of all dividends.

Stock Performance Graph



	12/31/2020	12/31/2021	12/31/2022
Juniper	$94.66	$154.61	$142.13
S&P 500	$118.39	$152.33	$124.72

─── Juniper ━━━ S&P 500

Performance-Based Compensation Summary

We believe that the compensation received by our NEOs for FY22 reflects our performance and accomplishments this past year as well as the rigor of our performance goals. The following table presents a summary of the performance based portions of the FY22 executive compensation program and results.

Component	Type	Performance Metric/Goal[1]	Achievement (as a percentage of target)	Funding/Banking
FY22 Executive Annual Incentive Plan ("FY22 AIP")	Financial	28% based on FY22 corporate revenue	94.5%	93.7%
		28% based on FY22 Non-GAAP EPS[2]	64.4%	
		14% based on Software & Related Services Revenue	150.5%	
	Strategic	10% Win with Experience-First Solutions	170.0%	126.0%
		10% Transform the Customer Experience	128.0%	
		10% Empower our Experience-First Workforce	80.0%	
Each of FY22, FY21 and FY20 Performance-Based RSUs Grants	Financial	28% based on FY22 corporate revenue	94.5%	93.7%
		28% based on FY22 Non-GAAP EPS[2]	64.4%	
		14% based on Software & Related Services Revenue	150.5%	
	Stock	30% rTSR Performance	159.0%	159.0%
FY22 CEO Options	Stock	Value of award depends on stock price	n/a	n/a

[1] Please see discussion in this "*Compensation Discussion and Analysis*" section of this proxy statement below for more detail regarding how these metrics are calculated.

[2] The components of non-GAAP EPS, along with a reconciliation to EPS, for FY22 is provided in our press release furnished with the SEC on January 31, 2023, which reports our preliminary FY22 financial results.

Say-on-Pay and Stockholder Engagement

The Committee considers the outcome of the annual "Say-on-Pay" advisory vote, among other factors, when making decisions regarding the Company's executive compensation program. At our 2022 annual meeting of stockholders, 89% of the votes cast (excluding abstentions) on the fiscal year 2021 Say-on-Pay advisory vote approved the compensation of our NEOs. As described in the "*Stockholder Engagement*" section of this proxy statement, in 2022, we proactively sought meetings with stockholders who in the aggregate hold over 72% of our shares outstanding, and met with stockholders who in the aggregate hold approximately 17% of our shares outstanding, to discuss matters that are top of mind for our

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stockholders, including executive compensation, equity usage, and human capital management. Based on our stockholders' support of the Committee's approach to executive compensation as indicated by the results of the "Say-on-Pay" advisory vote, the feedback received from stockholders and stockholder advisors and the advice from the Committee's independent compensation consultant, significant changes to the design of the Company's executive compensation and equity programs were not made for FY22.

Our Compensation Philosophy

The Committee has established guiding principles with respect to our executive compensation program, as detailed below. The Committee believes that these guiding principles drive desirable behaviors, accountability, and alignment with stockholder interests.

Principle	Strategy
Enhance Accountability	Link significant portion of executive compensation to a clear set of business objectives
Manage to Balanced Results	Compensation strategy that drives balanced results between the following: • Short- and long-term objectives • Individual and team performance • Financial and non-financial objectives • Customer satisfaction and growth
Reward High Performance	Upside potential for superior performance with downside risk for under performance
Attract & Retain Talent	Market-competitive programs with flexibility to be aggressive for critical talent retention and acquisition
Align with Stockholder Interests	Programs that are transparent, easily understood and aligned with long-term stockholder interests
Encourage Health and Financial Well-Being	Market-competitive benefit programs that encourage wellness and financial savings

Executive Compensation Program Continues to Reflect Best Governance Practices

The Committee takes seriously its duty to maintain a comprehensive governance framework that is aligned with market leading practice and standards. Therefore, the Committee has adopted a strong corporate governance framework for executive compensation that includes the components described below.

What We Do		
✓	Pay-for-Performance	A significant percentage of target direct compensation is performance-based and aligned with the Company's financial performance and shareholder return.
✓	Stockholder Engagement	We conduct an annual "Say-on-Pay" advisory vote and seek compensation feedback through stockholder engagement.
✓	Stock Ownership Guidelines	We have robust stock ownership and retention guidelines for our directors and NEOs.
✓	"Claw-back" Policy	Our executive officers are required, in certain instances, to repay overpayments of incentive compensation awards.
✓	"Double-trigger" Acceleration	We only provide for "double-trigger" change in control payments and benefits for our executive officers.
✓	Capped Severance	We do not provide for any potential severance cash payments that exceed 3x our executive officers' base salary and target bonus.
✓	Capped Payouts in AIP and PSAs	We set maximum payouts in our Executive Annual Incentive Plan and Performance Share Awards.
✓	Independent Committee	The Committee is made up solely of independent directors.
✓	Independent Consultant	The Committee retains an independent compensation consultant, Compensia.
✓	Annual Review	The Committee reviews an annual executive compensation assessment prepared by Compensia.
✓	Risk Avoidance	The Committee reviews an annual executive compensation program risk assessment conducted by Compensia.

What We Don't Do		
✖	No Repricing	We do not permit the repricing or repurchasing of stock options or stock appreciation rights without stockholder approval.
✖	No Below Fair Market Value Exercise Prices	We do not grant stock options or stock appreciation rights with an exercise price below fair market value.
✖	No "Golden Parachutes"	Our change in control agreements do not provide excise tax gross-up following a change in control.
✖	No Hedging, Pledging or Short-Sales	We do not permit hedging, pledging or short-sales of our stock by employees.
✖	No "Evergreen" Employment Agreements	All employment of executive officers is "at will" and we do not enter into employment agreements containing multi-year guarantees for salary increases, non-performance-based bonuses, or equity compensation.
✖	No Unvested Dividends	We do not permit the payment of dividends or dividend equivalents on unvested equity awards.
✖	No Excessive Perks	We do not provide excessive perquisites.
✖	No "Single-Trigger" Acceleration	We do not provide "single-trigger" change-in-control benefits.
✖	No Excessive Severance	We do not provide excessive severance payments
✖	No Executive Pension Plans or SERPs	We do not provide executive pension plans or supplemental executive retirement plans (SERPs).

Appropriate Pay Mix

Our NEOs' pay mix emphasizes pay-for-performance, so a large portion of our NEOs' target direct compensation is "at-risk," including performance-based compensation. In fiscal 2022, performance-based compensation in our CEO's annual target compensation package included an annual cash bonus incentive, a stock option grant, and performance-based equity. As shown in the following charts, 93% of our CEO's annual target direct compensation was at-risk and/or performance-based, and 85% of the average annual target total direct compensation of our other NEOs who served for all of FY22 (namely, Messrs. Miller, Leelanivas, and Mobassaly) was at-risk and/or performance based.

FY22 Target Pay Mix[(1)]: CEO and Other NEOs Who Served the Full Year*



* Percentages may not add to 100% due to rounding.

[(1)] Reflects (i) salary disclosed in the "*Summary Compensation Table*", (ii) the target opportunity for non-equity incentive plan awards disclosed in the "*Grants of Plan-Based Awards For FY22*" table, and (iii) the grant date fair value of all options and stock awards as disclosed in the "*Grants of Plan-Based Awards For FY22*" table.

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CEO Compensation

Consistent with the Committee's "pay-for-performance" philosophy, the majority of our CEO's target pay is at-risk and/or performance based. The below chart illustrates the value of target pay granted to the CEO in fiscal years 2020 to 2022 compared to both his realizable pay and realized pay.

FY20-22 Target vs. Realizable and Realized Pay



CEO PAY (Millions)

"Target Pay" reflects (i) the sum of the following components reported in our "Summary Compensation Table" for the applicable year: Salary, Options, Stock Awards, and All Other Compensation, and (ii) the target opportunity reflected in our "Grants of Plan-Based Awards" table for the applicable year with respect to Non-Equity Incentive Plan Awards.

"Realizable Pay" is calculated in the same manner as "Target Pay," except (i) the amounts shown in the Bonus column in our "Summary Compensation Table" for the applicable year are included, (ii) the Non-Equity Incentive Plan Compensation reflects the actual value disclosed for the applicable year in our "Summary Compensation Table," and (iii) equity incentive vehicles are valued based on the closing price per share of our common stock at each fiscal year end, and further adjusted as follows:

- PSA awards include only the actual number of "banked" shares associated with the relevant fiscal year's performance goal to reflect the achievement of annual performance targets established for the applicable year,

- PSA awards granted in the applicable year that vest based upon achievement of Juniper's total shareholder return relative to the S&P 500 Index reflect the target number of shares issuable for such awards, and

- Bonus Shares (as defined below) for the applicable year are included only if the performance conditions were achieved.

"Realized Pay" reflects (i) Salary, Bonus, Options, Non-Equity Incentive Plan Compensation and All Other Compensation as reported in our "Summary Compensation Table" for the applicable year (ii) the Value Realized on Vesting as reported in our "Option Exercises and Stock Vested" table for the applicable year, and the (iii) Value Realized on Exercise of Options as reported on our "Option Exercises and Stock Vested" table for the applicable year.

Compensation Components

Our FY22 compensation philosophy is reflected in the following components of executive compensation: (i) base salary, (ii) short-term at-risk incentive awards, (iii) long-term at-risk equity incentive awards, and (iv) benefits.

Type	Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	Details
Fixed	Base Salary	Cash	1-year	Reviewed annually	Page 52
At-Risk Short-Term	Executive Annual Incentive Plan ("AIP") Cash / Vested Equity	50% Cash 50% Vested Equity	1-year	28% Corporate Revenue 28% Non-GAAP EPS 14% Software Revenue 30% Strategic Metrics	Page 52
At-Risk Long-Term	Annual Equity Incentive Awards	Financial Performance Share Awards ("Financial PSAs")	1-year performance in each of 3 years 3-year vest (cliff)	40% Corporate Revenue 40% Non-GAAP EPS 20% Software Revenue	Page 59
		Restricted Stock Units ("Service-Vested RSUs")	3-year performance and vest (ratable)	Service- and time-based vesting	Page 65
	Stock Price Performance Awards	Relative Total Shareholder Return Performance Share Awards ("RTSR PSAs")	3-year (cliff)	Shareholder return relative to the S&P 500 over a sustained duration	Page 60
		Stock Options (CEO only)	3-year (ratable)	Stock price over a sustained duration	Page 61
Other	Benefits	N/A	Ongoing	Service	Page 65

Base Salary

Philosophy	Provide fixed compensation to attract and retain key executives.
Considerations	Salary of CEO reviewed and set annually by the Committee. Salary of NEOs other than the CEO reviewed and set annually by the Committee, with input from the CEO. Skill set, experience performance contribution levels, role, positioning relative to peer group and market and our overall salary budget.

The following table presents each NEO's annual base salary for FY22.

Executive	2021 Base Salary	2022 Base Salary	% Salary Increase
Rami Rahim	$1,000,000	$1,000,000	—%
Kenneth Miller	$ 625,000	$ 650,000	4.0%
Manoj Leelanivas	$ 600,000	$ 650,000	8.3%
Christopher Kaddaras*	n/a	$ 635,000	n/a
Robert Mobassaly	$ 450,000	$ 480,000	6.7%
Marcus Jewell**	$ 600,000	n/a	n/a

* Mr. Kaddaras joined the Company in October 2022.
** Mr. Jewell resigned from the Company effective June 1, 2022.

As presented in the table above, Messrs. Miller, Leelanivas, and Mobassaly each received an increase in annual base salary, effective July 1, 2022. In February 2022, the Committee determined that such increases were appropriate after (i) considering Mr. Rahim's recommendations, which were based upon analysis and guidance from the independent compensation consultant, including competitive data from our Peer Group (as defined below) and the CEO's assessment of individual-specific factors and (ii) determining that the increases in base salaries were commensurate with the NEOs' individual specific performance and responsibilities and the competitive data from our Peer Group. In February 2022, the Committee determined not to increase Mr. Rahim's base salary, which has remained unchanged since he assumed the role of CEO in 2015. The Committee believes that leaving Mr. Rahim's base salary unchanged is a clear demonstration of the Committee's commitment to the guiding principles for our executive compensation program, as described above.

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Executive Annual Incentive Plan

Philosophy	Establish appropriate, market competitive, short-term performance, and strategic measures to help drive future growth and profitability.
	Reward achievement of short-term performance measures consistent with financial plan.
	Align with stockholder interests by awarding 50% of each NEO's actual payout under the FY22 Annual Incentive Plan in fully vested performance shares ("Bonus Shares") in March 2023 and the remaining 50% in cash, and establishing a conversion price for the Bonus Shares based on the average price of the Company's stock for the final 30 trading days in 2021.
Target Amount Considerations	Relevant market and peer data, in conjunction with compensation consultant. Internal pay equity.
	Desired market position for each NEO.
Financial Metrics Used (70%)	28% Corporate Revenue
	28% Non-GAAP EPS*
	14% Software Revenue
Strategic Metrics Used (30%)	10% Win with Experience First Solutions
	10% Transform the Customer Experience
	10% Empower our Experience-First Workforce
Award Design Considerations	We believe these program metrics strongly correlate with stockholder value creation.
	The financial metrics are calculated on the same basis as described in our quarterly earnings releases and supplemental materials, and emphasize growth and profitability.
	Direct impact on these metrics through skillful management and oversight.
	Financial and strategic metrics established at the same time based on a range of inputs, including growth objectives for our products, external market economic conditions, the competitive environment, our internal budgets, and market expectations.
	Align compensation with stockholder interests by awarding 50% of the actual payout in Bonus Shares and establishing a conversion price for the Bonus Shares based on the average price of the Company's stock for the final 30 trading days in 2021.
	The Committee has discretion to reduce (but not increase) each NEO's payout.
Performance Conditions	Threshold goals for each financial metric

* The components of non-GAAP EPS, along with a reconciliation to EPS, for FY22 are provided in our press release furnished with the SEC on January 31, 2023, which reports our preliminary FY22 financial results.

The following table presents each NEO's target incentive opportunity for FY22 under the FY22 Executive Annual Incentive Plan (the "FY22 AIP") expressed as a percentage of actual base salary. There was no increase in the target incentive opportunities of our NEOs for FY22 from FY21. Under the AIP, 50% of each NEO's actual achievement level under the Executive AIP was awarded in Bonus Shares in March 2023, following the certification of achievement of the applicable performance goals at the end of the FY22 AIP performance period.

Executive	2022 Actual Salary[1]	FY22 Target as % of Salary[2]	FY22 Target ($)[3]	Potential Payout Range (of Target)
Rami Rahim	$1,000,000	175%	$1,750,000	0% – 200%
Kenneth Miller	$ 637,500	100%	$ 637,500	0% – 200%
Manoj Leelanivas	$ 625,000	100%	$ 625,000	0% – 200%
Christopher Kaddaras*	$ 132,292	100%	$ 132,292	0% – 200%
Robert Mobassaly	$ 465,000	100%	$ 465,000	0% – 200%
Marcus Jewell**	$ 250,000	100%	n/a	n/a

* Mr. Kaddaras joined the Company in October 2022.
** Mr. Jewell resigned from the Company effective June 1, 2022, and was not eligible to receive an FY22 AIP award.
[1] Reflects actual salaries earned in 2022. Increases to salaries were effective as of July 1, 2022.
[2] 50% of the incentive opportunity value was awarded in Bonus Shares. The number of Bonus Shares awarded is calculated based on the average price of the Company's stock for the final 30 trading days in 2021. The percentages disclosed in this column reflect the target incentive opportunity value as a percentage of base salary prior to adjusting for Bonus Shares.
[3] 50% of the incentive opportunity value was awarded in Bonus Shares. The number of Bonus Shares awarded is calculated based on the average price of the Company's stock for the final 30 trading days in 2021. The dollar amounts disclosed in this column reflect the total target incentive opportunity dollar value prior to adjusting for Bonus Shares.

The amount of each NEO's actual payout under the FY22 AIP was based on the following formula. The Committee had discretion to reduce each NEO's payout based on individual performance.



Executive Annual Incentive Plan — Company Performance Metrics

The Committee selected company performance metrics under the FY22 AIP to create strong alignment between company performance and NEO annual incentive payouts.

Measure	Type	Definition	Driver of Stockholder Value Creation
Corporate Revenue	Financial	Aggregate net revenue for the entire Company, calculated in accordance with GAAP.	Revenue growth.
Non-GAAP EPS*	Financial	Non-GAAP net income per share, on a fully diluted basis.	Revenue growth and prudent management of the Company's operating expenses.
Software Revenue	Financial	Percentage of the Company's aggregate net revenue attributable solely to the software and related services vertical, as disclosed in our financial statements.	Favorable revenue mix.
Win with Experience-First Solutions	Strategic	Deliver against our multi-year business strategy to take share in the market by delivering differentiated customer solutions that simplify the networking experience.	Deliver superior products and services to our customers.
Transform the Customer Experience	Strategic	Simplify and improve the process of buying and selling Juniper products.	Provide our customers and our sales teams with the experience and tools they need to more seamlessly harness and deliver our differentiated solutions.
Empower our Experience-First Workforce	Strategic	Hire and retain the right talent to improve business outcomes, including creating a more diverse, inclusive, and engaged workforce.	Enable our most important resource: our people.

* The components of non-GAAP EPS, along with a reconciliation to EPS, for FY22 are provided in our press release furnished with the SEC on January 31, 2023, which reports our preliminary FY22 financial results.

The actual amounts payable to individual NEOs under the FY22 AIP depended on the actual level of achievement measured against the pre-established objectives for the financial and strategic components. Our NEOs can earn between 0% and 200% of their respective target AIP opportunities based on the Company's actual performance, less the portion of the FY22 AIP used to calculate Bonus Shares. The Committee established threshold, target, and maximum performance goals for each of the three financial metrics, based primarily on the Company's financial plan for FY22. Both the threshold and target goals for the corporate revenue metric and the non-GAAP EPS metric were set above prior year results. The target software revenue goal was also set above prior year results.

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Corporate Revenue			Non-GAAP EPS**			Software Revenue		
	Revenue Attainment ($ millions)	Funding* (%)		Non-GAAP EPS ($/share)	Funding* (%)		Software Share of Corporate Revenue (%)	Funding* (%)
Threshold	$4,824	50%	Threshold	$1.89	50%	Threshold	13.9%	50%
Target	$5,360	100%	Target	$2.10	100%	Target	16.9%	100%
Max	$6,164	200%	Max	$2.52	200%	Max	20.5%	200%

*   No payout for each financial component if achievement is less than the threshold amount. The actual payout percentage scales linearly between threshold and target and between target and maximum.

**   The components of non-GAAP EPS, along with a reconciliation to EPS, for FY22 are provided in our press release furnished with the SEC on January 31, 2023, which reports our preliminary FY22 financial results.

The following graph shows the threshold, target and maximum payouts for the financial metrics under the FY22 AIP:



With respect to the payout associated with the strategic performance goals, the Committee took into consideration, among other things, the Company's performance with respect to the following goals for FY22:

Win With Experience-First Solutions	Transform the Customer Experience	Empower Our Experience-First Workforce
• Deliver a differentiated, secure AI-driven enterprise full-stack solution • Deliver a differentiated, secure automated data center solution • Launch Cloud Metro product portfolio	• Improve agility of delivering business value through analytics and automation • Increase customer value with optimized touchpoints and just-in-time insights • Simplify the buying and selling experience • Launch customer success platform	• Hire and retain the right talent to accelerate the business • Simplify the way we work • Launch affinity groups and achieve threshold participation • Drive participation in company programs for women and underrepresented groups

Executive Annual Incentive Plan — Company Results

Following completion of the FY22 performance period, the Committee confirmed achievement of the financial and strategic goals as shown in the following:

| Financial Metric | MILESTONES | | | Performance | Result |
	Threshold*	Target	Maximum		
Software Revenue (14%)	13.9%	16.9%	20.5%	18.8%	150.5%
Non-GAAP EPS** (28%)	$1.89	$2.10	$2.52	$1.95	64.4%
Corporate Revenue (28%)	$4,824	$5,360	$6,164	$5,301	94.5%
FINANCIAL RESULT					**93.7%**
FY22 AIP PAYOUT FUNDING					103.0%

Strategic Metric	Result
Win With Experience-First Solutions (10%)	170.0%
Transform the Customer Experience (10%)	128.0%
Empower Our Experience-First Workforce (10%)	80.0%
STRATEGIC RESULT	**126.0%**

* No payout for each financial component if achievement is less than the threshold amount. The actual payout percentage scales linearly between threshold and target and between target and maximum.

** The components of non-GAAP EPS, along with a reconciliation to EPS, for fiscal year 2022 are provided in our press release furnished with the SEC on January 31, 2023, which reports our preliminary fiscal year 2022 financial results.

The Committee reviewed the Company's strategic accomplishments in FY22, including those that are set forth in greater detail in the *"Pay for Performance Alignment"* section of this *"Compensation Discussion and Analysis,"* as compared to the strategic goals set forth for FY22. Based on the Company's progress against each of our strategic goals, the Committee determined the payout amounts appropriate for the Company's performance in FY22.

Executive Annual Incentive Plan — FY22 Payout Results

For FY22, 50% of each NEO's actual payout under the FY22 AIP was awarded in fully vested Bonus Shares in March 2023, and the remaining 50% was awarded in cash.

Our NEOs received the following cash payouts with respect to the FY22 performance period:

Executive[1]	Target 2022 AIP Value	2022 AIP Funding	AIP Allocated to Bonus Shares	Target AIP Cash Payout[2]
Rami Rahim	$1,750,000	$1,802,500	$901,250	$901,250
Kenneth Miller	$ 637,500	$ 656,625	$328,313	$328,313
Manoj Leelanivas	$ 625,000	$ 643,750	$321,875	$321,875
Christopher Kaddaras*	$ 132,292	$ 136,261	$ 68,130	$ 68,130
Robert Mobassaly	$ 465,000	$ 478,950	$239,475	$239,475

* Mr. Kaddaras joined the Company in October 2022.

[1] Mr. Jewell resigned from the Company effective June 1, 2022 and was not eligible for cash payouts with respect to the FY22 performance period.

[2] The amounts reflected in the "Target AIP Cash Payout" column are reflected under the "Bonus" and "Non-Equity Incentive Plan Compensation" column of the *"Summary Compensation Table"*.

Our NEOs received the following Bonus Shares with respect to the FY22 performance period:

Executive[1]	FY22 AIP Used to Calculate Bonus Shares[2]	FY22 Conversion Price[3]	Bonus Shares Granted and Earned[4]
Rami Rahim	$901,250	$33.12	27,211
Kenneth Miller	$328,313	$33.12	9,912
Manoj Leelanivas	$321,875	$33.12	9,718
Christopher Kaddaras*	$ 68,130	$33.12	2,057
Robert Mobassaly	$239,475	$33.12	7,230

* Mr. Kaddaras joined the Company in October 2022.

[1] Mr. Jewell resigned from the Company effective June 1, 2022 and was not eligible for Bonus Shares with respect to the FY22 performance period.

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(2) Reflects 50% of the total amount earned under the FY22 AIP.

(3) Reflects the average price of the Company's stock for the final 30 trading days in 2021.

(4) The Bonus Shares were granted fully vested in March 2023.

FY22 Long-Term Equity Incentive Program

In FY22, performance-based annual equity awards account for 50% of the equity awards received by our NEOs (not accounting for any Bonus Shares or, for our CEO, the FY22 Option Grant) while the remaining 50% of the annual equity awards are service-vested as described in the *"Service Vested RSUs"* section of this *"Compensation Discussion and Analysis"* section, below. The primary purpose of our performance-based annual equity incentive award program is to align the interests of our NEOs with those of our stockholders by rewarding the NEOs for creating stockholder value over the long term. By compensating our NEOs with annual equity incentive awards, our executives have an opportunity to realize a stake in Juniper's financial future. The gains realized in the long term depend on our NEO's ability to drive the Company's financial performance as reflected in both financial metrics as well as our stock price.

We seek to provide annual equity incentive awards that are competitive with companies in our peer group and the market generally. When making annual equity incentive awards to NEOs, we consider:

- Juniper's performance during the past year;

- The role, responsibility, and performance of the individual NEO;

- The competitive market assessment described below; and

- Prior equity awards and the retentive power of unvested equity awards then held by each NEO.

The Committee believed that for the FY22 performance based annual equity incentive award program, a mix of PSAs with financial performance goals ("Financial PSAs") and PSAs with relative total shareholder return goals ("RTSR PSAs"), was the appropriate annual long-term equity incentive for NEOs, with approximately 60% of the face value of their target annual equity incentive award in the form of Financial PSAs and approximately 40% of the face value of their target annual equity incentive award in the form of RTSR PSAs. Our ability to successfully offer our products and services in a rapidly evolving market requires us to effectively scale and adjust our business to fluctuating market opportunities and conditions on an annual basis, while also remaining focused on long-term success and retention.

In this regard, the Committee believes that, by using three concurrent one-year tranches that cliff-vest over a three-year period with our Financial PSAs, the Committee can best align the financial objectives for our NEOs with accountability for both long-term stockholder value creation and the business plans and goals approved by our Board. In addition, the Committee determined in FY22 to increase the relative share of our CEO's annual equity incentive awards as a percentage of his total compensation, by granting him a stock option to further tie his competitive equity incentives to the creation of additional value for our stockholders over the long term. We believe such a mix optimizes the motivation of our NEOs, including our CEO, to contribute to our long-term success and stock price appreciation while also encouraging long-term retention.

FY22 Long-Term Equity Incentive Program — FY22 Performance-Based RSUs

FY22 Long-Term Equity Incentive Program — FY22 Performance-Based RSUs — Financial PSAs

Philosophy	Establish appropriate, market competitive, performance measures to enable flexibility and help drive future growth and profitability.
	Reward achievement of performance measures consistent with long term financial plan.
	Retention of NEOs.
	Align financial objectives of our NEOs with accountability for both long-term stockholder value creation and the business plan.
Target Amount Considerations	Factors used to determine target award amounts included: (i) relevant market and peer data; (ii) internal pay equity; and (iii) desired market position for each NEO.
	Financial PSAs comprised 60% of the FY22 Performance-Based RSU opportunity, or 30% of our NEOs' total long-term incentive opportunity, excluding, for the CEO, the impact of the FY22 Option Grant.
Financial Metrics Used	40% Corporate Revenue
	40% Non-GAAP EPS
	20% Software Revenue
Award Design Considerations	We believe these program metrics strongly correlate with stockholder value creation, are transparent to investors and are calculated on the same basis as described in our quarterly earnings releases and supplemental materials, and balance growth and profitability.
	Direct impact on these metrics through skillful management and oversight.
	Metrics established based on a range of inputs, including short-term growth objectives, external market economic conditions, the competitive environment, our internal budgets, and market expectations.
	Enable flexibility to respond rapidly to changing conditions and capitalize on opportunities.
	Three year cliff vesting, keeping NEOs accountable for longer term stock price performance and awards serve longer term retention objectives.
Performance Conditions	Threshold goals for each financial metric

In February 2022, each of our NEOs, other than Mr. Kaddaras, received a grant of Financial PSAs, which have the same performance metric structure as the FY21 and FY20 Financial PSAs. With respect to each year's performance, participants can "bank" between 0% and 200% of the target number of Financial PSAs for that year (i.e., one-third of the total Financial PSAs awarded to a participant) based on the level of achievement against the performance targets for that year. Vesting for the "banked" shares under Financial PSAs occurs only after the Committee certifies the level of achievement for the third tranche, and any "banked" but unvested shares under Financial PSAs are forfeited if the participant leaves the Company before the vest date.

FY22 Financial PSA Design



[1] Achievement under the FY22 Financial PSAs for FY23 and FY24 will not be certified by the Committee until after the end of FY23 and FY24, respectively.

[2] Financial performance metrics and targets for FY23 and FY24 were or will be determined by the Committee in FY23 and FY24, respectively.

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For FY22, following completion of the performance period, the Committee confirmed achievement of the financial goals as shown in the following table.

Financial Metric	MILESTONES			Results	Payout
	Threshold*	Target	Maximum		
Software Revenue (20%)	13.9%	16.9%	20.5%	18.8%	150.5%
Non-GAAP EPS** (40%)	$1.89	$2.10	$2.52	$1.95	64.4%
Corporate Revenue (40%)	$4,824	$5,360	$6,164	$5,301	94.5%
FINANCIAL PSA PAYOUT					**93.7%**

* No payout for each financial component if achievement is less than the threshold amount. The actual payout percentage scales linearly between threshold and target and between target and maximum.

** The components of non-GAAP EPS, along with a reconciliation to EPS, for fiscal year 2022 is provided in our press release furnished with the SEC on January 31, 2023, which reports our preliminary fiscal year 2022 financial results.

The following table summarizes the Financial PSA awards granted to our NEOs in FY22.

Executive[1]	Award Year	FY22 Financial PSA Target[2]	FY22 Performance Achievement (% of Target)	FY22 Total Financial PSAs Banked	Financial PSAs to Vest in 2025[3]
Rami Rahim	2022	32,268	93.7%	30,235	30,235
Kenneth Miller	2022	9,680	93.7%	9,070	9,070
Manoj Leelanivas	2022	11,740	93.7%	11,000	11,000
Robert Mobassaly	2022	6,740	93.7%	6,315	6,315

[1] Mr. Jewell's PSAs were cancelled in connection with his resignation from the Company effective June 1, 2022. Additionally, Mr. Kaddaras joined the Company in October 2022 and did not receive any Financial PSA awards in FY22 .

[2] The number of shares that can be earned based on achievement of the Company's financial goals range from 0% to 200% of target.

[3] PSAs vested only includes shares "banked" for 2022 as achievement under the FY22 Financial PSAs for FY23 and FY24 will not be certified by the Committee until after the end of FY23 and FY24, respectively. Shares will vest only to the extent the recipient of the PSA remains employed with the Company through the applicable vesting date in the first quarter of 2025.

FY22 Long-Term Equity Incentive Program — FY22 Performance-Based RSUs — RTSR PSAs

Philosophy	Retain our NEOs and drive business performance related to the highly competitive talent market in which we operate.
	Multi-year vesting to align our NEOs' pay with the creation of long-term shareholder return.
	Promotes stockholder alignment and creates an unambiguous link between compensation of our NEOs and long-term value creation since the payout of the RTSR PSAs is directly linked to the Company's long-term total shareholder appreciation relative to the S&P 500 Index over a three-year period.
	Apply aggressive share price appreciation hurdles that increase enterprise value and create significant return for shareholders.
Target Amount Considerations	Factors used to determine target award amounts included: (i) relevant market and peer data; (ii) internal pay equity; and (iii) desired market position for each NEO.
	RTSR PSAs comprised 40% of our NEO's FY22 Performance-Based RSU opportunity, or 20% of our NEOs' total long-term incentive opportunity, excluding, for our CEO, the impact of the FY22 Option Grant.
Performance Metrics	Company stock performance relative to the S&P 500 Index
Vesting Conditions	Three-year cliff-vesting

In February 2022, each of our NEOs, other than Mr. Kaddaras, received a grant of FY22 RTSR PSAs. The Committee believes that the RTSR PSAs promote stockholder alignment and link compensation of our NEOs to long-term value creation since the payout of the RTSR PSAs is directly linked to the Company's long-term total shareholder return relative to the S&P 500 Index over a three-year period. The RTSR PSAs cliff-vest upon the conclusion of a three-year performance period. The Committee, based on input from its compensation consultant, concluded that use of the S&P 500 Index was an appropriate benchmark because the S&P 500 Index represents a robust, broad representation of the potential opportunity cost of investing in the Company from an investor's perspective.

FY22 RTSR PSA Design



The following chart presents the threshold, target, and maximum payout for the FY22 RTSR PSAs. Participants can earn between 0% and 200% of the target number of RTSR PSAs. In the event that the Company's relative TSR over the three-year performance period is less than the 25th percentile of the S&P 500 Index, no FY22 RTSR PSAs will be earned or vest.



The following table summarizes the FY22 RTSR PSA awards granted to our NEOs in FY22.

Executive[1]	FY22 RTSR PSA Award Amount (#)	FY22 RTSR PSA Grant Date Fair Value ($)
Rami Rahim	64,535	$3,095,108
Kenneth Miller	19,360	$ 928,506
Manoj Leelanivas	20,520	$1,126,101
Robert Mobassaly	13,480	$ 646,501

[1] Mr. Jewell's PSAs were cancelled in connection with his resignation from the Company effective June 1, 2022. Additionally, Mr. Kaddaras joined the Company in October 2022 and did not receive any Financial PSA awards in FY22 .

FY22 Long-Term Equity Incentive Program — FY22 Performance-Based RSUs — FY22 CEO Option Grant

Philosophy	In a competitive market, grant our CEO additional compensation within the range of our Peer Group to reflect Company performance in a turbulent environment and increase retention.
	Value of award depends on our stock price and multi-year vesting to align our CEOs' pay with the creation of long-term shareholder return.
	Maximize future compensation flexibility by providing a nonrecurring stock option grant and avoiding increases to recurring forms of compensation.
Amount Considerations	Factors used to determine the award amount included: (i) relevant market and peer data; (ii) internal pay equity; (iii) desired market position for our CEO and (iv) retentive impact.
Vesting Conditions	Three-year ratable vesting
	Seven-year term

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The Committee continues to evaluate our executive compensation program and policies to determine the most appropriate ways of effecting our executive compensation philosophy and objectives. After considering the competitive market analysis and input from Compensia in connection with its annual review of the compensation of our CEO and the desire to provide additional incentives in FY22 to drive long-term increases in our stock price and to further align the interests of our CEO with our stockholders, the Committee determined to include in FY22 a grant of stock options to purchase shares of the Company's common stock (the "FY22 Option Grant") as part of the annual long-term incentive compensation opportunity for our CEO for FY22. The FY22 Option Grant was granted at an exercise price of $34.32 per share, which was the closing price of our stock on the grant date, a seven-year term, and vests in three annual installments from the grant date, subject to our CEO's continued service through each vesting date.

Executive	Grant Date	Number of Securities Underlying Unexercised Options (#)	Grant Date Fair Value ($)	Option Exercise Price ($)
Rami Rahim	2/18/22	275,219	$2,033,868	$34.32

We believe equity incentives in the form of stock options provides an opportunity for us to reward our CEO solely to the extent that our stock price increases from the stock price on the grant date following the date of vesting, further strengthening the long-term alignment of our CEO's incentives with those of our stockholders and fulfilling the Committee's "pay for performance" philosophy. Also, unlike RSUs, stock options continue to remain at risk after they vest and provide an incentive to drive performance until they are exercised or expire. The Committee also considered the fact that Mr. Rahim's base salary and target bonus have remained unchanged since he assumed the role of CEO in 2015, and including the value of the FY22 Option Grant, his total compensation for FY22 remains within the market range for CEOs of companies in our Peer Group. In addition, given Mr. Rahim's leadership and management of the Company through challenging macroeconomic times, his expertise and experience with the Company and in our industry, and the intense and increasingly competitive market for executive talent in the technology industry in FY22, the Committee determined that further incentivizing Mr. Rahim to continue to execute on his vision and strategy for the Company was in the best interest of the Company and its stockholders. The Committee will continue to consider the results of the annual advisory vote on executive compensation and stockholder feedback as important data points in making executive compensation decisions.

FY22 Long-Term Equity Incentive Program — Previously Granted FY21 Performance-Based RSUs

In FY21, each of our NEOs, other than Mr. Kaddaras and Mr. Mobassaly, received a grant of FY21 Financial PSAs. Each NEO, other than Mr. Jewell, can "bank" between 0% and 200% of the target number of Financial PSAs for FY22 (i.e., one-third of the total Financial PSAs awarded to a participant) based on the level of achievement against the performance targets for FY22. Vesting for the "banked" shares under Financial PSAs occurs only after the Committee certifies the level of achievement for the third tranche, and any "banked" but unvested shares under Financial PSAs are forfeited if the participant leaves the Company before the vest. For a description of the FY22 performance metrics, see *FY22 Long-Term Equity Incentive Program — FY22 Performance-Based Restricted Stock Units — Financial PSAs.*

FY21 Financial PSA Design



[1] Achievement under the FY22 Financial PSAs for FY23 will not be certified by the Committee until after the end of FY23.

[2] Financial performance metrics and targets for FY23 will be determined by the Committee in FY23.

The following table summarizes the Financial PSA awards granted to our NEOs in FY21.

Executive[1]	Award Year	FY22 Financial PSA Target[2]	FY22 Performance Achievement (% of Target)	FY22 Total Financial PSAs Banked	Financial PSAs to Vest in 2024[3]
Rami Rahim	2021	37,740	93.7%	35,362	85,178
Kenneth Miller	2021	11,420	93.7%	10,700	25,774
Manoj Leelanivas	2021	12,240	93.7%	11,468	27,625
Christopher Kaddaras	2021	n/a	n/a	n/a	n/a
Robert Mobassaly	2021	n/a	n/a	n/a	n/a

[1] Mr. Jewell's PSAs were cancelled in connection with his resignation from the Company effective June 1, 2022.

[2] The number of shares that can be earned based on achievement of the Company's financial goals range from 0% to 200% of target.

[3] PSAs vested only includes shares "banked" for 2021 and 2022, as achievement under the FY21 Financial PSAs for FY23 will not be certified by the Committee until after the end of FY23.. Shares will vest only to the extent the recipient of the PSA remains employed with the Company through the applicable vesting date in the first quarter of 2023.

In February 2021, each of our NEOs, other than Mr. Kaddaras and Mr. Mobassaly, also received a grant of FY21 RTSR PSAs, which cliff-vest upon the conclusion of a three-year performance period ending FY23, based on the same threshold, target, and maximum payouts as the FY22 RTSR PSAs.

FY22 Long-Term Equity Incentive Program — Previously Granted FY20 Performance-Based Restricted Stock Units

In FY20, each of our NEOs, other than Mr. Kaddaras, Mr. Mobassaly, and Mr. Jewell, received a grant of FY20 Financial PSAs. Each NEO could "bank" between 0% and 200% of the target number of Financial PSAs for FY22 (i.e., one-third of the total Financial PSAs awarded to a participant) based on the level of achievement against the performance targets for FY22. Vesting for the "banked" shares under Financial PSAs could occur only after the Committee certified the level of achievement for the third tranche, and any "banked" but unvested shares under Financial PSAs would be forfeited if the participant leaves the Company before the vest. For a description of the FY22 performance metrics, see *FY22 Long-Term Equity Incentive Program — FY22 Performance-Based Restricted Stock Units — Financial PSAs.*

FY20 Financial PSA Design

FY20	FY21	FY22	
FY20 Corporate Revenue	FY21 Corporate Revenue	FY22 Corporate Revenue	
FY20 Non-GAAP EPS	FY21 Non-GAAP EPS	FY22 Non-GAAP EPS	Payout Range 0% - 200%
FY20 Software Revenue	FY21 Software Revenue	FY22 Software Revenue	
Banked after FY20	Banked after FY21	Awarded after FY22	
3-Year Cliff Vesting			

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The following table summarizes the Financial PSA awards granted to our NEOs in FY20.

Executive	Award Year	FY22 Financial PSA Target[1]	FY22 Performance Achievement (% of Target)	FY22 Total Financial PSAs Banked	Financial PSAs to Vest in 2023[2]
Rami Rahim	2020	35,140	93.7%	32,926	110,585
Kenneth Miller	2020	11,300	93.7%	10,588	35,561
Manoj Leelanivas	2020	10,500	93.7%	9,838	33,042
Christopher Kaddaras	2020	n/a	n/a	n/a	n/a
Robert Mobassaly	2020	n/a	n/a	n/a	n/a
Marcus Jewell	2020	n/a	n/a	n/a	n/a

[1] The number of shares that can be earned based on achievement of the Company's financial goals range from 0% to 200% of target.

[2] PSAs vested include shares "banked" for 2020, 2021 and 2022. Shares will vest only to the extent the recipient of the PSA remains employed with the Company through the applicable vesting date in the first quarter of 2023.

In February 2020, each of our NEOs, other than Mr. Kaddaras, Mr. Mobassaly and Mr. Jewell, received a grant of FY20 RTSR PSAs. The FY20 RTSR PSAs cliff-vested upon the conclusion of a three-year performance period.

FY20 RTSR PSA Design



The following chart presents the threshold, target, and maximum payout for the FY20 RTSR PSAs. Participants could earn between 0% and 200% of the target number of FY20 RTSR PSAs. In the event that the Company's relative TSR over the three-year performance period was less than the 25th percentile of the S&P 500 Index, no FY20 RTSR PSAs will be earned or vest.



The following table summarizes the RTSR awards granted to our NEOs in FY20 and their payouts.

Executive	FY20 RTSR PSA Award Amount (#)	RTSR Percentile	Payout	FY20 RTSR PSAs to Vest in 2023[2]
Rami Rahim	70,280	65th Percentile	159%	111,745
Kenneth Miller	35,934	65th Percentile	159%	57,135
Manoj Leelanivas	21,000	65th Percentile	159%	33,390
Christopher Kaddaras	n/a	n/a	n/a	n/a
Robert Mobassaly	n/a	n/a	n/a	n/a
Marcus Jewell	n/a	n/a	n/a	n/a

Service-Vested RSUs

Philosophy	Multi-year vesting to align our NEOs' pay with the creation of long-term shareholder return.
	Provide meaningful and appropriate incentives for our short- and long-term success to attract and retain talent in a highly competitive market where such incentives are ubiquitous and expected.
Target Amount Considerations	Factors used to determine target award amounts included: (i) relevant market and peer data; (ii) internal pay equity; and (iii) desired market position for each NEO.
	Other than the CEO, Service-Vested RSUs comprised 50% of our NEOs' long-term incentive opportunity granted in FY22 and the other 50% was composed of performance-based awards, discussed above in the Financial PSAs and RTSR PSAs sections of this "*Compensation Discussion and Analysis*" section.

Service-Vested RSUs represent the right to receive one share of Juniper common stock for each vested RSU upon the settlement date, subject to continued employment through each vesting date. The Committee grants Service-Vested RSU awards for long-term retention purposes as they provide a payout opportunity to the NEOs only if they remain employed through the applicable vesting dates, which extend over multiple years, and because the payout opportunity is directly linked with stockholder value and executive efforts over a multi-year time frame.

In FY22, Mr. Kaddaras received a one-time Service-Vested RSU grant as part of his hiring compensation. The amount and form of this hiring compensation was determined based on benchmarking of peer data and input on typical new hire grant value ranges for external hires by our independent compensation consultant and the particular competitive situation for Mr. Kaddaras.

The following table summarizes the Service-Vested RSU awards granted to our NEOs in FY22.

Executive	FY22 Service-Vested[1] RSU Award Amount (#)	Grant Date Fair Value ($)
Rami Rahim	$161,338	$5,269,299
Kenneth Miller	$ 48,400	$1,580,744
Manoj Leelanivas	$ 58,700	$1,917,142
Christopher Kaddaras*	$250,000	$7,492,500
Robert Mobassaly	$ 33,700	$1,100,642
Marcus Jewell**	$ 51,300	$1,675,458

*   Mr. Kaddaras joined the Company in October 2022 and received Service-Vested RSUs as a hiring bonus.
**   Mr. Jewell resigned from the Company effective June 1, 2022.
[1]   RSUs vest 34% on the one year anniversary of the grant date and 33% on each of the second and third anniversary of the grant date, subject in each case to continued employment by the Company.

Benefits and Perquisites

Because the Committee's philosophy is to emphasize pay-for-performance, the Company provides only very limited benefits and perquisites to our NEOs. The NEOs are provided the same health and welfare benefits and on the same basis that are generally available to employees broadly. In addition, NEOs are eligible to participate in the Deferred Compensation Plan and Executive Wellness Program described below. The Committee believes that the benefits programs are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain talent. The value of these perquisites is included in the "All Other Compensation" column in the "Summary Compensation Table."

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Deferred Compensation Plan

The Company implements a deferred compensation plan for U.S. employees that is intended for use by senior management. All NEOs are eligible to participate in the deferred compensation plan. The Company implemented this plan in order to offer benefits that are competitive with companies with which we compete for talent. We believe that this is a standard benefit plan also offered by many companies within our Peer Group. This plan allows participants to elect to defer a certain amount of compensation and related taxation on such amounts into one or more investment choices.

Participants are not taxed on the compensation deferred into these investments until distribution of invested funds to the participant at a future date, which may be upon termination of employment with the Company or a designated "in-service" date elected by the participant. The deferred compensation plan is intended to comply with Section 409A of the Code. In 2022, no NEOs participated in this plan.

Executive Wellness Program

The Company implements an Executive Wellness Program pursuant to which eligible executives receive additional benefits focused on health care screening and wellness. The maximum value of this benefit is limited to $10,000 per year for each eligible executive.

The Committee believes that promoting the health and wellness of its executives may result in a number of benefits to the Company, including increased productivity, lower absentee rate, and increased organizational stability, among others.

Severance and Change of Control Benefits

The following table provides information regarding the material features of the severance arrangements that we have with our NEOs. Details of each individual NEO's severance arrangements, including estimates of amounts payable in specified circumstances in effect as of the end of FY22, are disclosed in the *"Executive Compensation Tables,"* and *"Potential Payments Upon Termination or Change of Control,"* sections of this proxy statement, below.

Type	Material Features
Severance Agreements	• At-will employment • Limited cash benefits and no equity acceleration benefits for involuntary termination or resignation for good reason • A departing executive officer must sign a release agreement acceptable to the Company as a condition to receiving post-employment compensation payments or benefits • Benefits and terms are comparable to those of our Peer Group • Expire in January 2024, and after a Compensation Committee review, we expect replacement agreements to be put in place
Change in Control Agreements	• "Double Trigger" in order to maintain morale and productivity, encourage retention to maintain stability during a change of control and protect executives against job loss • A departing executive officer must sign a release agreement acceptable to the Company as a condition to receiving post-employment compensation payments or benefits • Benefits and terms are comparable to those of our Peer Group • Expire in January 2024, and after a Compensation Committee review, we expect replacement agreements to be put in place

Section 2 — Compensation Determination and Design

The Company's executive compensation program is established and overseen by the Committee with support provided by its independent compensation consultant, Compensia, Inc. ("Compensia"), and management. Each of their roles is described below.

The Committee continued its practice of setting compensation on an individual basis aligned with our guiding principles for executive compensation. In determining compensation for our NEOs, the Committee considers a number of factors, including each executive's:

• individual performance;

• tenure;

• role, including complexity of responsibilities, scope, and perceived competitive opportunity in the external market;

• pre-existing compensation arrangements, including equity retention hold;

- internal comparisons and peer market data; and
- ability to impact business results.

The Committee believes this practice aligns executive officer compensation levels with stockholder interests while continuing to potentially reward executives for achieving financial and strategic results that drive stockholder value over the long-term, including rewarding above-target performance with above-target pay.

Roles of Management, Committee, and Independent Compensation Consultant

Role of Management	• CEO makes recommendations to the Committee regarding salary, incentive target and equity awards for NEOs, considering
	   – Market analysis and guidance from the independent compensation consultant on behalf of the Committee
	   – CEO's assessment of NEO-specific factors, such as the NEO's role and contribution to Company performance and other factors discussed above
	• Assisted by Human Resources department in making recommendations

Role of the Compensation Committee	• Composed entirely of independent directors
	• Responsible for:
	   – Establishing compensation for our officers who are designated as reporting officers under Section 16 of the Exchange Act
	   – Establishing and evaluating executive officer compensation plans, policies, and programs, including the evaluation of the CEO
	   – Reviewing the Company's overall programs and practices related to human capital management, including our equity award practices
	• Authority to receive appropriate funding from the Company to obtain advice and assistance from outside legal counsel, compensation consultants or other advisors as the Committee deems necessary to carry out its duties, and to replace advisors as needed at any time
	• Independently decides salary, incentive target and equity awards for the CEO with input from its independent compensation consultant
	• With information from the independent compensation consultant, discusses the CEO's contribution and performance, Company performance, the competitive market and other factors discussed in this CD&A, and independently makes compensation decisions in an executive session without members of management present

Role of the Independent Compensation Consultant	• Compensia served as the Committee's independent compensation consultant for FY22 • Advised the Committee on trends in executive compensation, review of market information and assessment of compensation actions required under the Committee's charter • Based on its consideration of the rules of the SEC and NYSE, the Committee determined that its relationship with Compensia qualifies as an independent compensation consultant under the rules of the NYSE and there are no conflicts of interest • In FY22, Compensia did not provide the Company with any other services and did not receive compensation from us other than for independent compensation consultant services • Attends most Committee meetings and provides advice, guidance, relevant market data on executive pay levels, practices and design • For additional details, please see the "Compensation Consultant Disclosure" section of this proxy statement.

Peer Group

The Committee reviews competitive compensation data to establish market reference points, including data from a compensation peer group of publicly traded networking equipment and other high technology companies (the "Peer Group") and broader technology company data based on a custom analysis of a Radford peer survey. The Committee monitors and assesses the market competitiveness of our NEO compensation relative to the compensation practices for similar positions in the Peer Group . In August 2021, the Committee, with input from its compensation consultant, established the Peer Group for FY22 compensation benchmarking, generally considering the following criteria to determine whether a company should be included in the Peer Group:

- Industry relevance;
- Revenue and historical revenue growth;
- Market value;
- Business model;
- Scope of operations; and
- Whether the Company is likely to compete with the company in the Peer Group for executive talent.

The composition of the Peer Group is regularly reviewed and assessed by the Committee with the assistance of its compensation consultant to take into account changes in both the Company and the companies in the Peer Group based on the selection criteria described above. For FY22, the Committee determined not to remove any companies from the prior year Peer Group, and to add CommScope Holding Company, Inc. For compensation decisions made in FY22, the Peer Group consisted of the 17 companies set forth below.

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Company Name	
Akamai Technologies, Inc.	Keysight Technologies, Inc.
Analog Devices, Inc.	Motorola Solutions, Inc.
Arista Networks, Inc.	NCR Corporation
Ciena Corp.	NetApp, Inc.
Citrix Systems, Inc.	Palo Alto Networks, Inc.
CommScope Holding Company, Inc.	Trimble Inc.
F5 Networks, Inc.	VMware, Inc.
Fortinet, Inc.	Xilinx, Inc.
Gen Digital Inc.	

Compensation Risk Assessment

The Committee annually oversees the performance of a risk assessment of our compensation programs. In connection with its most recent comprehensive review of the design, administration, and controls of our compensation programs, the Committee, in consultation with its compensation consultant, determined that the Company's compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company.

Burn Rate and Dilution

Based in part upon input received from stockholders, for 2022, the Committee initially approved a gross equity burn rate target (excluding stock awards assumed in acquisitions) of 2.7% of basic weighted-average common shares outstanding ("CSO"), a decrease from the 2021 gross equity burn rate, notwithstanding the sustained decrease in CSO over the last five years as the Company continues to follow through on its stockholder return commitment. Due to the timing of share repurchases and equity grants, the Committee ratified a slight increase of 0.02% to our FY22 gross equity burn rate target, which remained below our 2021 gross equity burn rate. We believe this burn rate commitment level helps to mitigate stockholder dilution while still allowing us to be competitive to attract and retain talent.

The following chart shows how we have managed our equity burn rate over the past five years.



[1] Grants, as well as the Burn Rate calculation, count each RSU as one share and counts each performance share as one share based on the target number of shares issuable under the award. Grants and Burn Rate include equity awards granted from Juniper's equity incentive plans and do not include assumed awards.

[2] Burn Rate is calculated as (a) the number of new stock awards granted under the 2015 Plan (excluding stock awards assumed in acquisitions), divided by (b) the weighted average total number of Company common shares outstanding for the fiscal year.

[3] Overhang is calculated as (a) the number of shares subject to outstanding stock awards (including stock awards assumed in acquisitions) plus the number of shares available for grant under the 2015 Plan, divided by (b) the number of shares subject to outstanding stock awards (including stock awards assumed in acquisitions), plus the number of shares available for grant under the 2015 Plan, plus the weighted average number of Company common shares outstanding for the fiscal year.

Tax Considerations

While Section 162(m) of Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers, the Committee retains the discretion to award compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain

flexibility in our approach to executive compensation in order to structure a program that we consider to be the most effective in attracting, motivating, and retaining key executives.

Compensation and Governance Policies

The following table summarizes the material features of our compensation and governance policies.

Policy	Considerations	Material Features
Equity Ownership Guidelines for NEOs and Non-Employee Directors	Promote stock ownership in Juniper Networks Align the interests of NEOs, certain former NEOs and non-employee directors with stockholders Promote commitment to sound corporate governance	6x base salary for CEO 3x base salary for other NEOs 5 years from executive officer designation to comply; each NEO required to retain at least 50% of net shares acquired from the Company until minimum ownership is achieved Applies to NEOs until no longer an officer or director of the Company or ceased to be identified as an NEO in the Company's proxy statement for 3 consecutive years 5x annual cash retainer for non-employee directors 5 years from date of becoming a non-employee director to comply
Insider Trading Policy	Prohibit insiders from profiting from material non-public information Comply with laws and regulations Prevent hedging that insulates executives from stock price movement and reduces alignment with stockholders Avoid conflicts of interest	Our insider trading policy prohibits: • Trading while in possession of material non-public information • Hedging transactions • Borrowing against Company securities held in a margin account • Pledging transactions • Short-sales With respect to Rule 10b5-1 trading plans, our insider trading policy provides for: • No overlapping plans, subject to certain exceptions • A limit of one single trade plan per 12 month period • A 120 day cooling off period between adoption or amendment of a plan and the first trade under the plan
Equity Award Granting Policy	Standardize the timing and administration of equity award grants	All approvals of RSU grants and other equity awards are administered by the Board, the Committee or the Stock Committee (which is composed of our CEO and Chief Financial Officer) New hire and ad hoc promotional and adjustment grants to non-Section 16 officers are generally granted on a predetermined schedule established by the Committee in the first quarter of each fiscal year, subject to certain exceptions Annual equity awards to Section 16 officers are generally scheduled to be approved at a meeting of the Committee in the first quarter after the fourth fiscal quarter earnings announcement and are effective on the third Friday of the month if the meeting approving such grants occurs on or before such date The exercise price of stock options granted will be the closing market price on the date of grant The Company intends to grant RSUs and other equity awards in accordance with the foregoing policy without regard to the timing of the release of material non-public information, such as a positive or negative earnings announcement
Clawback Policy	Allow the Company to recoup awards that were not properly earned	Applies to all executive officers, including NEOs Requires the Company to seek repayment of certain incentive-based cash and equity compensation if the company is required to prepare an accounting restatement due to material noncompliance if (i) the incentive amount earned, vested or received is more than what would have been based on the restated results and (ii) the executive officer's fraud, intentional misconduct or illegal conduct, or gross negligence materially contributed to the need for the restatement Three year lookback period The Committee may determine not to seek repayment if it makes a good faith determination that to do so would be unreasonable or it would be better for the Company not to do so. We intend to timely amend and restate our clawback policy to reflect recent SEC and NYSE requirements.
No Golden Parachutes	Avoid excessive payments in change of control	No executive officer contracts include excise 280G tax gross ups

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Compensation Committee Interlocks and Insider Participation

During FY22, the Compensation Committee consisted of Messrs. Daichendt, DeNuccio and Dolce. Mr. Daichendt was the chair of the Committee. Mr. Dolce was previously an officer of the Company from 2002 to 2006. None of our executive officers has served as a member of the board of directors or compensation committee of any other entity that has or had one or more executive officers who served as a member of the Committee during FY22. No member of the Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K.

Compensation Committee Report

The following Compensation Committee Report shall not be deemed to be "soliciting material" and should not be deemed "filed" and shall not be deemed to be incorporated by reference in future filings with the SEC, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

THE COMPENSATION COMMITTEE

Gary Daichendt (Chair)
Kevin DeNuccio
James Dolce

Section 3 — Executive Compensation Tables

The following table sets forth certain information about the compensation of our NEOs for each of the last three years during which such individuals were NEOs. Our NEOs consist of (a) our Chief Executive Officer, (b) our Chief Financial Officer, (c) our three other most highly compensated executive officers as of December 31, 2022, and (d) Mr. Jewell, who would have been one of the three highest paid executive officers (other than the Chief Executive Officer and Chief Financial Officer) if he had served through the end of the year.

Summary Compensation Table for FY22

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total ($)
Rami Rahim	2022	1,000,000	0	12,679,791[3]	2,033,868	901,250	15,630[6]	16,630,540
Chief Executive Officer	2021	1,000,000	0	9,774,868[4]	0	1,085,000	10,422[7]	11,870,290
	2020	1,000,000	350,000[8]	9,658,395[5]	0	402,500	9,756[7]	11,420,651
Kenneth Miller	2022	637,500	0	3,888,938[3]	0	328,313	11,397[7]	4,866,148
Executive Vice President,	2021	612,500	0	2,988,749[4]	0	379,750	10,422[7]	3,991,421
Chief Financial Officer	2020	600,000	120,000[8]	3,024,037[5]	0	132,750	8,792[7]	3,885,579
Manoj Leelanivas	2022	625,000	0	4,482,253[3]	0	321,875	11,397[7]	5,440,525
Executive Vice President,	2021	585,000	0	3,116,271[4]	0	362,700	10,422[7]	4,074,393
Chief Operating Officer	2020	570,000	114,000[8]	2,539,222[5]	0	126,100	10,422[7]	3,359,744
Christopher Kaddaras*	2022	132,292	650,000[9]	7,544,089[3]	0	68,130	8,787[7]	8,403,298
Executive Vice President,	2021							
Chief Revenue Officer	2020							
Robert Mobassaly	2022	465,000	0	2,195,365[3]	0	239,475	7,881[7]	2,907,721
Senior Vice President,	2021							
General Counsel	2020							
Marcus Jewell**	2022	250,000	0	4,177,921[3]	0	0	16,912[10]	4,444,833
Former Executive Vice President,	2021[11]	574,814	0	3,116,271[4]	0	356,385	73,157[12]	4,120,627
Chief Revenue Officer	2020							

*   Mr. Kaddaras joined the Company in October 2022.

**   Mr. Jewell resigned from the Company effective June 1, 2022, and his stock awards were terminated in connection therewith.

[1] Because 60% of the target number of shares associated with the fiscal 2022 PSAs are based on separate measurements of our financial performance for each year in the three-year performance period, ASC Topic 718 requires that the grant date fair value be calculated at the commencement of each separate year of the performance cycle when the respective performance measures are approved. As a result, for the fiscal 2022 PSAs, the "Stock Awards" column does not include the value of the PSAs based on the annual financial metric goals for the fiscal year ending December 31, 2023 ("fiscal 2023") or the fiscal year ending December 31, 2024 ("fiscal 2024"). Such amounts will be included as equity compensation in the "*Summary Compensation Table*" for fiscal 2023 and fiscal 2024, respectively, when the annual financial metric goals are established. In addition, 40% of the target number of shares associated with the fiscal 2022 PSAs are based on the Company's TSR relative to the S&P 500 Index over a three year period. The grant date fair value for the market-related TSR component for fiscal 2022 PSAs is included in the "Stock Awards" column for the year of grant.

In addition, the "Stock Awards" column for fiscal 2022 includes a portion of the value of the PSAs awarded in the fiscal year ended December 31, 2021 ("fiscal 2021"), and a portion of the value of the PSAs awarded in the fiscal year ended December 31, 2020 ("fiscal 2020") based on the annual financial metric goals established for those awards during fiscal 2022. The amounts included in the "Stock Awards" column of the "*Summary Compensation Table*" for fiscal 2022 related to the PSAs awarded in fiscal 2021 and/or 2020 in the aggregate are as follows: $2,408,698 (Mr. Rahim), $751,187 (Mr. Miller), $751,176 (Mr. Leelanivas), $0 (Mr. Kaddaras), $0 (Mr. Mobassaly), and $877,627 (Mr. Jewell).

Additionally, the "Stock Awards" column for fiscal 2022 includes the grant date fair value of the target number of shares issuable under the Company's 2022 Executive Annual Incentive Plan described in "*Compensation Discussion and Analysis*" above, measured in accordance with ASC Topic 718. The amounts included in the "Stock Awards" column of the "*Summary Compensation Table*" related to the equity awarded under the AIP for 2022 achievement in the aggregate are as follows: $878,963 (Mr. Rahim), $320,194 (Mr. Miller), $313,915 (Mr. Leelanivas), $51,589 (Mr. Kaddaras), $233,553 (Mr. Mobassaly), and $313,915 (Mr. Jewell). The assumptions used in the calculation of these amounts are set forth under Note 12, *Employee Benefit Plans* of the Notes to Consolidated Financial Statements included in Juniper Networks' Annual Report on Form 10-K for fiscal 2022 filed with the SEC on February 10, 2023.

[2] Amounts reflect cash bonuses earned in fiscal 2020, fiscal 2021 and fiscal 2022, as applicable, but paid in 2021, 2022 and 2023, respectively, under the Executive Annual Incentive Plan for fiscal 2020, fiscal 2021 and fiscal 2022, respectively.

[3] The amount shown includes the aggregate grant date fair value of (i) the shares issuable for PSAs granted in fiscal 2022 at target achievement and (ii) the shares issuable for under the AIP for fiscal 2022 at target achievement. The aggregate grant date fair values of the maximum number of PSA shares issuable for such performance shares are: $13,063,059 (Mr. Rahim), $3,976,001(Mr. Miller), $4,502,392 (Mr. Leelanivas), $0 (Mr. Kaddaras), $1,722,340 (Mr. Mobassaly), and $4,377,094 (Mr. Jewell).

[4] The amount shown includes the aggregate grant date fair value of the shares issuable for PSAs granted in fiscal 2021 at target achievement. The aggregate grant date fair values of the maximum number of shares issuable for such performance shares are: $9,282,864 (Mr. Rahim), $2,784,292 (Mr. Miller), $2,884,571 (Mr. Leelanivas), and $3,237,054 (Mr. Jewell).

[5] The amount shown includes the aggregate grant date fair value of the shares issuable for PSAs granted in fiscal 2020 at target achievement. The aggregate grant date fair values of the maximum number of shares issuable for such performance shares are: $8,432,111 (Mr. Rahim), $2,548,823 (Mr. Miller), and $1,936,082 (Mr. Leelanivas).

[6] Amount consists of costs related to the standard employee benefit portion paid by the Company for life insurance premiums, matching contributions paid under the Company's 401(k) plan, executive wellness program benefits, and costs associated with a guest attending a sales conference.

[7] Amount consists of costs related to the standard employee benefit portion paid by the Company for life insurance premiums, matching contributions paid under the Company's 401(k) plan and costs borne by the Company associated with a guest attending a sales conference and related tax gross-up.

[8] Amount reflects the additional amount earned based on the application of the Post-COVID Financial Plan to certain of the annual financial metric goals under the 2020 Executive Annual Incentive Plan, as determined by the Compensation Committee following the completion of the fiscal 2020 performance period.

[9] Amount reflects a hiring bonus paid by the Company to Mr. Kaddaras in FY22.

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(10) Amount consists of costs related to the standard employee benefit portion paid by the Company for life insurance premiums, matching contributions paid under the Company's 401(k) plan, and $11,789 in relocation assistance in connection with his move from the United Kingdom to the United States.
(11) A portion of the base salary and the allowance for automobiles paid to Mr. Jewell during fiscal 2021 were paid in British pounds sterling. The conversion rate from British pounds sterling to U.S. dollars for the amounts in this table was 1.2429.
(12) Amount consists of costs related to the standard employee benefit portion paid by the Company for life insurance premiums, matching contributions paid under the Company's 401(k) plan, a car allowance and $57,965 in relocation assistance in connection with his move from the United Kingdom to the United States.

Grant of Plan Based Awards in FY22

The following table shows all plan-based awards granted to our NEOs during fiscal 2022.

Name	Type of Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)[4]
Rami Rahim	AIP[5]	2/10/2022	2/10/2022	$—	$875,000	$1,750,000		26,419	52,838				$ 878,963
	RSUs	2/18/2022	2/10/2022							161,338			$5,269,299
	PSAs	2/18/2022	2/10/2022				80,669	161,338	322,676				$4,122,831
	Options	2/18/2022	2/10/2022								275,219	$34.32	$2,033,868
Kenneth Miller	AIP[5]	2/10/2022	2/10/2022	$—	$318,750	$ 637,500		9,624	19,248				$ 320,194
	RSUs	2/18/2022	2/10/2022							48,400			$1,580,744
	PSAs	2/18/2022	2/10/2022				24,200	48,400	96,800				$1,236,814
Manoj Leelanivas	AIP[5]	2/10/2022	2/10/2022	$—	$312,500	$ 625,000		9,435	18,870				$ 313,915
	RSUs	2/18/2022	2/10/2022							58,700			$1,917,142
	PSAs	2/18/2022	2/10/2022				29,350	58,700	117,400				$1,500,020
Christopher Kaddaras*	AIP[5]	2/10/2022	2/10/2022	$—	$ 66,146	$ 132,292		1,997	3,994				$ 51,589
	RSUs	2/18/2022	2/10/2022							250,000			$7,492,500
	PSAs	2/18/2022	2/10/2022				0	0	0				$ —
Robert Mobassaly	AIP[5]	2/10/2022	2/10/2022	$—	$232,500	$ 465,000		7,019	14,039				$ 233,553
	RSUs	2/18/2022	2/10/2022							33,700			$1,100,642
	PSA	2/18/2022	2/10/2022				16,850	33,700	67,400				$ 861,170
Marcus Jewell**	AIP[5]	2/10/2022	2/10/2022	$—	$300,000	$ 600,000		9,057	18,115				$ 313,915
	RSUs	2/18/2022	2/10/2022							51,300			$1,675,458
	PSA	2/18/2022	2/10/2022				25,650	51,300	102,600				$1,310,920

* Mr. Kaddaras joined the Company in October 2022.
** Mr. Jewell resigned from the Company effective June 1, 2022.
(1) Amounts reflect potential cash bonuses payable under the Company's 2022 Executive Annual Incentive Plan described in "*Compensation Discussion and Analysis*" above. Actual payments to each of the NEOs pursuant to the 2022 Executive Annual Incentive Plan are included in the "*Summary Compensation Table*." The AIP does not provide for any threshold performance goals or payout amounts.
(2) Amounts reflect the number of shares that may be earned under (i) PSAs granted in fiscal 2022 under the 2015 Plan and (ii) Bonus Shares in fiscal 2022 under the Company's AIP. With respect to the PSAs, the amounts reflect the number of shares that may be earned under each NEO's PSAs if the threshold, target and maximum performance goals are achieved, as described in "*Compensation Discussion and Analysis*" above. PSUs represent the total amount of PSAs awarded in fiscal 2022, which include PSAs with financial performance goals and rTSR PSAs (in each case, reported at the total number of PSAs awarded). If the Company fails to achieve the threshold performance metric, no shares will be earned or "banked" under the PSAs (including the RTSR PSAs). The Bonus Shares do not provide for any threshold performance goals or payout amounts, so amounts reflect the number of shares that may be earned under the Company's AIP if the target and maximum performance goals are achieved, as described in "*Compensation Discussion and Analysis*" above.
(3) Each service-based RSU award listed in this column was granted under the 2015 Plan, as described in "*Compensation Discussion and Analysis*" above.
(4) Represents the aggregate grant date fair value of equity grants in fiscal 2022 computed in accordance with ASC Topic 718, including the target number of shares issuable for PSAs in fiscal 2022 and service-based RSUs. Excludes the grant date fair value for the portion of the fiscal 2021 PSAs and fiscal 2020 PSAs that will be earned based on the annual financial metric goals for the fiscal year ending December 31, 2022 because these PSAs were not granted in fiscal 2022. The amounts included in the "Stock Awards" column of the "*Summary Compensation Table*" for fiscal 2022 related to the PSAs awarded in fiscal 2021 and/or fiscal 2020 in the aggregate are as follows: $2,408,698 (Mr. Rahim), $751,187 (Mr. Miller), $751,176 (Mr. Leelanivas), $0 (Mr. Kaddaras), $0 (Mr. Mobassaly), and $877,627 (Mr. Jewell).
(5) The Compensation Committee established the conversion price for the Bonus Shares awarded under the AIP based on the average price of the Company's stock for the final 30 trading days in fiscal 2021. For fiscal 2022, the conversion price for the Bonus Shares was $32.10. Bonus Shares will vest immediately upon issuance following the performance period.

Outstanding Equity Awards at FY22 Year-End

The following table shows all outstanding equity awards held by our NEOs (other than Mr. Jewell) at December 31, 2022.

Name	Option Awards: Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Stock Awards[1]: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Rami Rahim						222,330[3]	$7,105,667		
						85,178[4]	$2,722,289	113,220[4]	$3,618,511
						30,235[5]	$ 966,311	129,071[5]	$4,125,093
						27,212[6]	$ 869,684		
						57,981[7]	$1,853,073		
						124,542[8]	$3,980,362		
						161,338[9]	$5,156,362		
	—	—	275,219[10]	$34.32	2/18/2029				
Kenneth Miller						71,495[3]	$2,284,980		
						25,774[4]	$ 823,737	34,260[4]	$1,094,950
						9,070[5]	$ 289,877	38,720[5]	$1,237,491
						9,912[6]	$ 316,788		
						18,645[7]	$ 595,894		
						37,686[8]	$1,204,445		
						48,400[9]	$1,546,864		
Manoj Leelanivas						66,432[3]	$2,123,167		
						27,625[4]	$ 882,895	36,720[4]	$1,173,571
						11,000[5]	$ 351,560	46,960[5]	$1,500,842
						9,718[6]	$ 310,587		
						17,325[7]	$ 553,707		
						40,392[8]	$1,290,928		
						58,700[9]	$1,876,052		
Christopher Kaddaras*						2,057[6]	$ 65,742		
						250,000[11]	$7,990,000		
Robert Mobassaly						6,315[5]	$ 201,827	26,960[5]	$ 861,642
						7,230[6]	$ 231,071		
						3,135[7]	$ 100,195		
						6,200[8]	$ 198,152		
						33,700[9]	$1,077,052		

*   Mr. Kaddaras joined the Company in October 2022.

[1]   The number of shares and the payout value for the PSAs (which include the RTSR PSAs), Bonus Shares and price vested RSUs set forth in the table reflect the target payout under such awards, unless otherwise indicated.

[2]   The closing price of Juniper common stock on 12/31/2022 was $31.96.

[3]   The PSA was granted on February 21, 2020. The total number of shares earned under the award, which is reflected in the "Number of Shares or Units of Stock That Have Not Vested" column, was based on the achievement of (i) performance objectives for fiscal 2020, fiscal 2021 and fiscal 2022 and (ii) the Company's relative total shareholder return from fiscal 2020 through fiscal 2022. The award vested in full on February 21, 2023 upon the satisfaction of a continued service condition through the vesting date.

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(4) The PSA was granted on February 19, 2021. The number of shares that are ultimately received under the award depends on the achievement of (i) performance objectives for fiscal 2021, fiscal 2022, and fiscal 2023 and (ii) the Company's relative TSR from 2021 through 2023. The number of shares reflected in the "*Number of Shares or Units of Stock That Have Not Vested*" column represents the amount of shares "banked" (i.e., for which the performance condition has already been determined by the Compensation Committee (or a subcommittee)) for prior periods. The number of shares reflected in the "*Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested*" column represents (i) with respect to shares that vest based on annual performance objectives, target payout of the shares for which the performance goals were not determined as of December 31, 2022 and (ii) with respect to shares that vest based on the Company's relative TSR, the threshold payout since relative TSR performance as of the end of the first year of the three-year performance period was not trending to meet the target goal. The award vests in the first quarter of 2024, subject to continuous service through the date the Compensation Committee (or a subcommittee) certifies the remaining performance conditions and the vesting date.

(5) The PSA was granted on February 18, 2022. The number of shares that are ultimately received under the award depends on the achievement of (i) performance objectives for fiscal 2022, fiscal 2023, and fiscal 2024 and (ii) the Company's relative total shareholder return ("TSR") from 2022 through 2024. The number of shares reflected in the "*Number of Shares or Units of Stock That Have Not Vested*" column represents the amount of shares "banked" (i.e., for which the performance condition has already been determined by the Compensation Committee (or a subcommittee)) for prior periods. The number of shares reflected in the "*Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested*" column represents (i) with respect to shares that vest based on annual performance objectives, target payout of the shares for which the performance goals were not determined as of December 31, 2022 and (ii) with respect to shares that vest based on the Company's relative TSR, the threshold payout since relative TSR performance as of end of the second year of the three-year performance period was not trending to meet the target goal. The award vests in the first quarter of 2025, subject to continuous service through the date the Compensation Committee (or a subcommittee) certifies the remaining performance conditions and the vesting date.

(6) The Bonus Share award was granted on February 10, 2022. The number of shares reflected in the "*Number of Shares or Units of Stock That Have Not Vested*" column represents the amount of shares for which the performance condition has already been determined by the Compensation Committee for prior periods. The award will be issued and vest on March 17, 2023, subject to continuous service through such date.

(7) The RSU award was granted on February 21, 2020. The RSU vests 34% on the one year anniversary and 33% on the two year and three year anniversary of the grant date, subject to continuous service through the applicable vesting date.

(8) The RSU award was granted on February 19, 2021. The RSU vests 34% on the one year anniversary and 33% on the two year and three year anniversary of the grant date, subject to continuous service through the applicable vesting date.

(9) The RSU award was granted on February 18, 2022. The RSU vests 34% on the one year anniversary and 33% on the two year and three year anniversary of the grant date, subject to continuous service through the applicable vesting date.

(10) The Stock Option award was granted on February 18, 2022. The Stock Option vests 34% on the one year anniversary and 33% on the two year and three year anniversary of the grant date, subject to continuous service through the applicable vesting date.

(11) The RSU award was granted on November 18, 2022 in connection with Mr. Kaddaras's hiring. The RSU vests 34% on the one year anniversary and 33% on the two year and three year anniversary of the grant date, subject to continuous service through the applicable vesting date.

Option Exercises and Stock Vested in FY22

The following table shows certain information regarding stock vested during FY22 with respect to our NEOs. Our NEOs did not exercise any options during FY22.

	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Name		
Rami Rahim	354,670	$12,223,972
Kenneth Miller	111,138	$ 3,832,525
Manoj Leelanivas	104,369	$ 3,599,085
Christopher Kaddaras*	0	$ 0
Robert Mobassaly	34,233	$ 1,049,124
Marcus Jewell**	133,695	$ 4,605,474

*   Mr. Kaddaras joined the Company in October 2022.
**   Mr. Jewell resigned from the Company effective June 1, 2022.
[1]   The value realized upon vesting is calculated by multiplying the number of shares vested by the closing price of Juniper Networks' common stock on the vest date (or, in the event the vest date occurs on a holiday or weekend, the closing price of Juniper Networks' common stock on the immediately preceding trading day)

Potential Payments Upon Termination or Change of Control

In addition to compensation designed to reward employees for service and performance, the Committee, in consultation with our compensation consultant, approved severance and change of control benefits for certain employees, including the NEOs, as described further below. Our severance and change of control arrangements are designed to be generally consistent with the pay practices of our Peer Group. The Committee, with input from its compensation consultant, annually reviews the terms and conditions of our severance and change of control arrangements for our executive officers and will make adjustments when and to the extent it deems appropriate.

Potential Severance Payments Upon Termination Outside of a Change in Control

In order to recruit executives to the Company and encourage retention of employees, the Committee believes it is appropriate and necessary to provide assurance of certain severance payments if the Company terminates the individual's employment without "cause" or if the individual terminates their employment for "good reason," each as described in their respective agreements. The Committee approved severance benefits for several members of senior management, including the NEOs.

Under severance agreements with Messrs. Rahim, Miller, Leelanivas, Kaddaras, and Mobassaly, in the event the employee is terminated involuntarily by Juniper Networks without cause or the employee resigns for good reason, and provided the employee executes a full release of claims, the employee will be entitled to receive the following severance benefits:

- an amount equal to 12 months of base salary, or 16.5 months of base salary with respect to Mr. Rahim, in each case as in effect immediately prior to the termination;

- in lieu of continuation of benefits (whether or not the individual elects COBRA), an amount equal to 12 times the monthly premium cost for coverage under COBRA based on the employee's benefit plan elections in place as of the date of termination; and

- if such employee terminates after the end of a performance period for an annual bonus, but prior to the date of payment, an amount equal to the annual bonus based on actual performance for the performance period and (b) if such employee terminates during a performance period for an annual bonus after the performance metrics have been established, a pro-rated annual bonus for such fiscal year equal to the annual bonus the employee would have received based on actual performance for such fiscal year if the employee had remained employed for the entire fiscal year, but pro-rated based on the number of days employed in such year.

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All current severance agreements with our NEOs will expire per their terms in January 2024. The Committee periodically reviews our severance agreement terms and practices, and we expect that severance agreements with similar terms will be put in place with our NEOs upon expiration of the current agreements.

In addition, Mr. Jewell had entered into a severance agreement with the Company, which agreement terminated upon his resignation in June 2022 and he received no benefits thereunder.

The following table describes the potential payments that would have been provided to each of the NEOs (other than Mr. Jewell) if such NEO was involuntarily terminated by Juniper Networks without cause or resigned for good reason outside of a change of control context on December 31, 2022.

Executive	Base Salary Severance Component	Incentive Component[1]	Value of Equity Awards	Value of Benefits	Total
Rami Rahim	$1,375,000	$1,802,500	N/A	$34,305	$3,211,805
Kenneth Miller	$ 650,000	$ 656,625	N/A	$34,305	$1,340,930
Manoj Leelanivas	$ 650,000	$ 643,750	N/A	$34,305	$1,328,055
Christopher Kaddaras*	$ 635,000	$ 136,261	N/A	$24,328	$ 795,589
Robert Mobassaly	$ 480,000	$ 478,950	N/A	$34,305	$ 993,255

* Mr. Kaddaras joined the Company in October 2022.
[1] The amount of the annual bonus for FY22 was determined by the Committee in 2023 following the completion of the performance period. The incentive component reflects the total incentive compensation that such NEOs received with respect to FY22 because no equity will have been issued as of December 31, 2022.

Change of Control Severance

The Committee considers maintaining a stable and effective management team to be essential to protecting and enhancing the best interests of the Company and its stockholders. To that end, the Committee recognizes that the possibility of a change of control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among management, may result in the departure or distraction of management to the detriment of the Company and its stockholders. Accordingly, the Committee decided to take appropriate steps to encourage the continued attention, dedication and continuity of members of the Company's management to their assigned duties without the distraction that may arise from the possibility of a change of control. As a result, following consultation with the Committee's compensation consultant, the Committee approved certain severance benefits for each of our NEOs, as well as for several members of senior management, in the event of certain employment terminations following a change of control. In approving these benefits the Committee, with input from its compensation consultant, considered a number of factors, including the prevalence of similar benefits adopted by other publicly traded companies.

All current change of control agreements with our NEOs will expire per their terms on the later of (i) January 2024 or (ii) the date when all of the obligations under the change of control agreement have been satisfied if the applicable NEO's termination occurred following a change of control and prior to January 2024. The Committee periodically reviews our change of control agreement terms and practices, and we expect that change of control agreements with similar terms will be put in place with our NEOs upon expiration of the current agreements.The Committee takes into account an executive's current role and the impact of a transaction on the role before renewing or replacing the agreements.

Provided the executive signs a release of claims and complies with certain post-termination non-solicitation and non-competition obligations, all NEOs will receive change of control severance benefits if within 12 months following a change of control the executive is terminated without cause or the executive terminates the executive's employment with the Company (or any parent or subsidiary of the Company) for good reason (both cause and good reason are defined in the agreement). These change of control severance benefits consist of:

- a cash payment equal to 150% (or 200% in the case of Mr. Rahim) of the executive's annual base salary and target bonus for the fiscal year in which the change of control or the executive's termination occurs, whichever is greater;

- acceleration of vesting of all of the executive's then unvested outstanding stock options, stock appreciation rights, performance shares, RSUs, and other Company equity compensation awards that vest based on time, and with respect to equity compensation awards that vest wholly or in part based on factors other than time, such as performance (whether individual or based on external measures such as Company performance, market share, stock price, or otherwise): (i) any portion for which the measurement or performance period or performance

measures will have been completed as of the date of the qualifying termination (as provided for in the applicable award agreement) shall immediately vest, if at all, based on actual performance and, if applicable, become exercisable (and any rights of repurchase by the Company or restriction on sale shall lapse), and (ii) the remaining portions shall immediately vest and, if applicable, become exercisable (and any rights of repurchase by the Company or restriction on sale shall lapse), in an amount equal to the number that would be calculated if the performance measures were achieved at the target level (provided that if there is no "target" level, then such amount shall equal 100% of the equity compensation awards that could vest with respect to that measurement period); and

- in lieu of continuation of benefits (whether or not the individual elects COBRA), an amount equal to 12 times the monthly premium cost for coverage under COBRA based on the employee's benefit plan elections in place as of the date of termination.

Under the terms of our 2015 Equity Incentive Plan, in the event of certain corporate transactions, if the equity awards are not assumed or substituted by the successor entity involved in the corporate transaction, each NEO's equity awards will fully vest or vest at such other level(s) as provided in the applicable award agreement. Our NEOs' PSA award agreements provide that in the event that such equity awards are assumed or substituted, they will convert into time-based awards, which will settle on the normal vesting date. Such PSA award agreements also provide that irrespective of whether such awards are assumed or substituted, any portion for which the measurement or performance period or performance measures will have been completed as of the date of the qualifying termination shall vest, if at all, based on actual performance, and the performance period of PSAs that vest based on TSR shall be shortened to the date of the change in control. The value of assumed or substituted PSA and RSU awards and the value of PSA and RSU awards that are not assumed or substituted is the same as the value of PSA and RSU awards that accelerate pursuant to a qualifying termination that occurs in connection with a change in control and is described in the column entitled "Value of Accelerated Equity Awards" in the table below.

Potential Change of Control Payments

The following table describes the potential payments that would have been provided for each of the NEOs (other than Mr. Jewell) upon termination of employment in connection with a change of control of Juniper Networks, as described above, assuming such termination and change of control both occurred on December 31, 2022.

Executive[1]	Base Salary Severance Component	Incentive Compensation Severance Component[2]	Benefits Severance Component	Value of Accelerated Equity Awards[3]	Total
Rami Rahim	$2,000,000	$3,500,000	$34,305	$33,180,731	$38,715,036
Kenneth Miller	$ 975,000	$ 956,250	$34,305	$10,182,980	$12,148,535
Manoj Leelanivas	$ 975,000	$ 937,500	$34,305	$13,221,480	$15,168,285
Christopher Kaddaras*	$ 952,500	$ 198,438	$24,328	$ 7,990,000	$ 9,165,266
Robert Mobassaly	$ 720,000	$ 697,500	$34,305	$ 2,458,913	$ 3,910,718

* Mr. Kaddaras joined the Company in October 2022.

[1] All NEOs are subject to a better-after-tax provision whereby Juniper Networks would either pay the NEO (i) the full amount of the NEO's severance benefits or, alternatively (ii) an amount of certain severance benefits otherwise payable to the NEO such that the severance benefits will not be subject to the tax imposed by Section 4999 of the Code, whichever produces the better after-tax result for the NEO. The amounts above do not reflect the impact of the better-after-tax provision.

[2] The value of incentive severance component reflects the total target incentive compensation that such NEOs received with respect to FY22 because no equity will have been issued as of December 31, 2022.

[3] The value of accelerated unvested equity awards is based on a per share price of $31.96, which was the closing price as reported on December 31, 2022. With respect to the value shown in the column "Value of Accelerated Equity Awards", (a) for PSAs (or portions thereof) that are earned based on the achievement of annual financial performance during a three-year performance period, the equity value is calculated based on the sum of (i) earned, but unvested shares and (ii) target unearned and unvested shares, and (b) for PSAs (or portions thereof) that are earned based on the Company's TSR relative to the S&P 500 Index, the equity value reflects target achievement of such awards.

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Pay Ratio

We determined that, based on reasonable estimates, the median of the annual total compensation of all of our employees, except our CEO, was $117,452 for 2022. The annual total compensation of our CEO was $16,630,540 for 2022 as reflected in the "Summary Compensation Table" above. Accordingly, for 2022, our reasonable estimate of the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our other employees was 142:1.

We identified our median employee based on the 2022 target total direct compensation for all individuals (other than our CEO) who were employed by the Company on December 31, 2022, the last day of our fiscal year. "Target total direct compensation" for this purpose consisted of each employee's actual salary or base wages earned in 2022, the employee's target non-equity incentive opportunity for 2022, and the fair market value of the employee's equity incentive awards granted in 2022. For purposes of this analysis, we converted all employee compensation to U.S. dollars. In our analysis, we did not annualize the compensation of any permanent employees that were not employed by the Company for all of 2022, nor did we exclude any individuals that were employed by the Company on December 31, 2022.

Pay vs. Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance measures of the Company. For further information concerning the Company's pay-for-performance philosophy and how executive compensation aligns with the Company's performance, please see the "*Executive Compensation — Compensation Discussion and Analysis*" section of this proxy statement.

Pay vs. Performance Table

Year	Summary Compensation Table Total for Principal Executive Officer ("PEO")[1]	Compensation Actually Paid ("CAP") to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average CAP to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:		Net Income (millions)[7]	Net Revenue (millions)[8]
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
FY22	$16,630,540	$14,380,833	$5,212,505	$2,945,996	$142.13	$ 95.61	$471.0	$5,301.2
FY21	$11,870,290	$26,615,099	$3,963,437	$8,587,668	$154.61	$127.87	$252.7	$4,735.4
FY20	$11,420,651	$ 8,165,729	$3,445,381	$2,562,896	$ 94.66	$122.04	$257.8	$4,445.1

[1] The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Rahim (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "*Executive Compensation — Executive Compensation Tables — Summary Compensation Table.*"

[2] The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Rahim, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned or received by Mr. Rahim during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Rahim's total compensation for each year to determine the "compensation actually paid":

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Compensation Actually Paid to PEO
FY22	$16,630,540	$14,713,659	$12,463,952	$14,380,833
FY21	$11,870,290	$ 9,774,868	$24,519,677	$26,615,099
FY20	$11,420,651	$ 9,658,395	$ 6,403,473	$ 8,165,729

[a] The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value from End of the Prior Year to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
FY22	$11,813,496	$1,091,751	$—	$(441,295)	$—	$—	$12,463,952
FY21	$14,673,782	$9,323,142	$—	$ 522,754	$—	$—	$24,519,677
FY20	$ 6,993,184	$ (9,863)	$—	$(579,848)	$—	$—	$ 6,403,473

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Rahim, who has served as our CEO since 2014) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Rahim) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Manoj Leelanivas, Kenneth Miller, Robert Mobassaly, Christopher Kaddaras, and Marcus Jewell; (ii) for 2021, Anand Athreya, Manoj Leelanivas, Kenneth Miller, and Marcus Jewell; and (iii) for 2020, Anand Athreya, Manoj Leelanivas, Brian Martin, and Kenneth Miller.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Rahim), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Rahim) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Rahim) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments(a)	Average Compensation Actually Paid to Non-PEO NEOs
FY22	$5,212,505	$4,457,713	$2,191,204	$2,945,996
FY21	$3,963,437	$3,012,829	$7,637,061	$8,587,668
FY20	$3,445,381	$2,654,157	$1,771,673	$2,562,896

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Change in Fair Value from End of the Prior Year to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
FY22	$3,392,943	$ (962,644)	$—	$(239,095)	$—	$—	$2,191,204
FY21	$4,482,812	$2,909,642	$—	$ 244,607	$—	$—	$7,637,061
FY20	$2,016,641	$ (50,984)	$—	$(193,985)	$—	$—	$1,771,673

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends during the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end of the applicable measurement period and December 31, 2019 by the Company's share price at December 31, 2019, the beginning of the measurement period.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: Nasdaq Telecommunications Index.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) Net Revenue is calculated in accordance with GAAP. While we use numerous financial and non-financial performance measures to evaluate performance under the Company's compensation programs, net revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance.

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Pay vs. Performance Discussion and Analysis

As described in more detail in the "*Executive Compensation — Compensation Discussion and Analysis,*" of this proxy statement, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company uses several financial and non-financial performance measures to align executive compensation with Company performance, not all of those Company measures are presented in the Pay vs. Performance table above. The Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular fiscal year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay vs. Performance table.

The following graph shows that the amount of compensation actually paid to our CEO and the average amount of compensation actually paid to our non-CEO NEOs as a group is aligned with the Company's cumulative TSR over the three years presented in the table. The alignment of compensation actually paid with the Company's cumulative TSR over the period presented is because equity awards comprise a significant portion of the compensation actually paid to the CEO and other NEOs. As described in more detail in the section "*Executive Compensation — Compensation Discussion and Analysis — Appropriate Pay Mix,*" the Company targets that approximately 87% of the value of total compensation awarded to the CEO and approximately 78% of the value of total compensation awarded to the other NEOs who served for all of FY22 is composed of equity awards, including restricted stock units, performance-based restricted stock units and stock options.



Compensation Actually Paid vs. Company TSR

Compensation Actually Paid and Net Income

The following graph shows the amount of compensation actually paid to Mr. Rahim compared to the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Rahim). While the Company does not use net income specifically as a performance measure in the overall executive compensation program, it is strongly correlated with Non-GAAP EPS, which the Company uses as a metric for performance-based equity awards, as described in more detail in the section "*Executive Compensation — Compensation Discussion and Analysis*".



Compensation Actually Paid and Revenue

As shown by the following graph, the amount of compensation actually paid to Mr. Rahim and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Rahim) is generally aligned with the Company's net revenue over the three years presented in the table. While we use numerous financial and non-financial performance measures to evaluate performance under the Company's compensation programs, net revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance. The Company uses net revenue when setting goals in the Company's short-term incentive compensation program, as well as for setting goals for the performance-based RSUs that are awarded to the NEOs, as described in more detail in the section "*Executive Compensation — Compensation Discussion and Analysis.*"



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Cumulative TSR of the Company vs. Peer Group

In this *Pay vs. Performance* section, the Company's peer group is the Nasdaq Telecommunications Index, which we use for purposes of Item 201(e)(ii) of Regulation S-K. The performance graph below shows the cumulative total stockholder return over a three-year period assuming the investment of $100 on December 31, 2019, in each of Juniper Networks' common stock, the and the Nasdaq Telecommunications Index. Total stockholder return assumes reinvestment of all dividends.



Juniper TSR vs. Peer Group TSR

Financial Performance Measures

The most important financial performance measures used by the Company to link executive compensation to company performance during FY22 were:

- Revenue
- Non-GAAP Earnings per Share
- Software Revenue
- Relative TSR (as compared to a peer group of companies established by the Compensation Committee)

Additional details about each of these financial measures and the role of the Company's performance in each of these measures in determining our executive compensation are discussed in greater detail in the "*Executive Compensation — Compensation Discussion and Analysis*" section of this proxy statement.

Compensation Consultant Disclosure

During 2022, the Compensation Committee engaged Compensia as its advisor to provide analysis, advice and guidance on executive and non-employee director compensation. As the Compensation Committee's consultant, Compensia reported to the Compensation Committee, made recommendations directly to the Compensation Committee, attended all Compensation Committee meetings in person or by phone, and attended portions of the Compensation Committee's executive sessions without the involvement of management as required by the Compensation Committee and to support the Compensation Committee's independent decision-making.

In advising the Compensation Committee, it is necessary for the consultant advisor to interact with management to gather information and support the Compensation Committee in an effective manner, but the Compensation Committee has adopted protocols that require the approval of the Compensation Committee or its chairperson for such interactions. These protocols are included in Compensia's engagement letter. The Compensation Committee also determines the appropriate forum for receiving consultant recommendations. Where the Compensation Committee deems appropriate, management invitees are present to provide context for the recommendations. This approach helps enable the Compensation Committee to make independent decisions about executive compensation after taking into consideration both the compensation consultant's recommendations and management's perspectives.

The Compensation Committee's compensation consultant performed the following services related to executive and non-employee director compensation in 2022 at the request of the Compensation Committee:

- Assessed and recommended revisions to the composition of the Peer Group for collecting competitive pay data;
- Evaluated the competitive positioning of the Company's executive officers' base salaries, annual incentive and long-term incentive compensation relative to the Peer Group (used in our evaluation of 2022 pay actions);
- Advised on target award levels within the 2022 annual and long-term incentive programs for executive officers and senior management;
- Provided advice on the design and structure of the Company's 2022 and 2023 annual and long-term incentive plans, including performance metrics and weighting, performance scaling and the length of performance periods/ vesting restrictions;
- Provided input into our Board's evaluation of our Chief Executive Officer;
- Advised the Compensation Committee in determining pay actions for our Chief Executive Officer in February 2022;
- Assessed the competitiveness of the Company's compensation practices for non-employee directors relative to compensation at the Peer Group;
- Provided advice on the Company's overall equity plan usage relative to the practices of the Peer Group;
- Provided input into the Company's policies related to compensation risk mitigation, including its claw-back policy and stock ownership guidelines;
- Reviewed and provided input on our Compensation Discussion and Analysis and compensation risk assessment process; and
- Provided regular, ongoing updates on regulatory and market developments related to executive and non-employee director pay.

Compensia did not provide any other services to the Company, and therefore did not receive any fees for additional services from the Company.

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Independence Disclosure

The Compensation Committee considered Compensia's independence in light of the SEC rules and NYSE listing standards. At the Compensation Committee's request, Compensia provided information addressing the independence of the individual compensation advisor and consulting firm, including the following factors: (1) any other services provided by the consulting firm to the Company; (2) fees paid by the Company as a percentage of the consulting firm's total revenue; (3) policies and procedures adopted by the consulting firm to prevent conflicts of interest; (4) any business or personal relationships between the individual compensation advisor and a member of the Compensation Committee; (5) any Company stock owned by the individual compensation advisor; and (6) any business or personal relationships between our executive officers and the individual compensation advisor or consulting firm. The Compensation Committee assessed these factors and concluded that Compensia was independent under the SEC rules and NYSE listing standards.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 about our common stock that may be issued under the Company's equity compensation plans, including option plans and employee stock purchase plans. The table does not include information with respect to shares subject to outstanding awards assumed by the Company in connection with acquisitions of the companies that originally granted those awards.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in (a)) (c)
Equity compensation plans approved by security holders[1]	16,642,970[2]	$34.32[3]	10,211,380[4]
Equity compensation plans not approved by security holders	—	—	—
Total[5]	16,642,970	$34.32	10,211,380

[1] Includes the 2015 Plan and the 2008 Employee Stock Purchase Plan ("2008 ESPP").

[2] Includes shares subject to any equity award that were outstanding as of December 31, 2022 that were issued under the 2015 Plan. The number of PSAs included assumes achievement at maximum. With respect to certain PSAs, the maximum number of shares issuable equals 200% of target. Excludes purchase rights granted under the 2008 ESPP.

[3] RSUs and PSAs, which do not have an exercise price, as well as purchase rights accruing under the 2008 ESPP, are excluded from the calculation of weighted-average exercise price.

[4] As of December 31, 2022, an aggregate of (i) 3,998,361 shares of common stock were available for issuance under the 2015 Plan and (ii) 6,213,019 shares of common stock were available for issuance under the 2008 ESPP, including 1,306,108 shares that were purchased during the purchase period under the 2008 ESPP commencing on August 1, 2022 and ending on January 31, 2023. No participant will be permitted to purchase during any twelve (12) month period more than 6,000 shares of our common stock under the 2008 ESPP.

[5] This table does not include equity awards that have been assumed by the Company in connection with the acquisition of other companies. As of December 31, 2022, the following assumed equity awards were outstanding: 636,765 shares issuable upon exercise of outstanding options, 3,021,616 shares subject to RSUs, and 73,570 shares subject to restricted stock awards. The weighted average exercise price of such outstanding options was $4.59 per share. No additional equity awards may be granted under any assumed arrangement.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information, as of March 21, 2023 (except where another date is indicated), concerning:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of Juniper Networks' common stock;
- beneficial ownership by Juniper Networks directors and director nominees and the NEOs included in the "*Summary Compensation Table*" contained in this proxy statement; and
- beneficial ownership by all current Juniper Networks directors and current Juniper Networks executive officers as a group.

The information provided in the table is based on Juniper Networks' records, information filed with the SEC and information provided to Juniper Networks, except where otherwise noted.

The number of shares beneficially owned by each entity, person, director, or executive officer is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares that the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire as of May 20, 2023 (60 days after March 21, 2023) through the exercise of any stock option or other right. Unless otherwise indicated, to our knowledge each person has sole voting and investment power (or shares such powers with such person's spouse) with respect to the shares set forth in the following table. In addition, unless otherwise indicated, all persons named below can be reached at Juniper Networks, Inc., 1133 Innovation Way, Sunnyvale, California 94089.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[1]
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	39,689,929[2]	12.35%
Dodge & Cox 555 California Street, 40th Floor, San Francisco, CA 94014	35,532,252[3]	11.06%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	31,648,536[4]	9.85%
Gary Daichendt	82,876	*
Anne DelSanto	33,743[5]	*
Kevin DeNuccio	21,368[5]	*
James Dolce	24,313[5]	*
Steven Fernandez	14,214	*
Christine Gorjanc	36,443[5]	*
Janet Haugen	36,443[5]	*
Marcus Jewell**	48,565[6]	*
Christopher Kaddaras***	1,564	*
Scott Kriens	2,262,820[7]	*
Manoj Leelanivas	172,214	*
Rahul Merchant	73,813[8]	*
Kenneth Miller	240,828	*
Robert Mobassaly	25,394	*
Rami Rahim	950,246[9]	*
William Stensrud	109,837[10]	*
All Current Directors and Executive Officers as a Group (15 persons)	4,086,116[11]	1.29%

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Executive Officer and Director Stock Ownership Guidelines

The Company has adopted stock ownership guidelines to further align the interests of the NEOs, certain former NEOs, and non-employee directors with the interests of our stockholders and to promote the Company's commitment to sound corporate governance.

The ownership guidelines applicable to NEOs are determined as a multiple of the officer's base salary. The Company's Chief Executive Officer is required to hold shares of Juniper Networks common stock with a value equal to at least six (6) times their annual base salary. The other NEOs are required to hold shares of Juniper Networks common stock with a value equal to three (3) times their annual base salary. The base salary guideline for each person will be re-calculated annually, and will be based on applicable base salary in effect on December 31 of each year. NEOs are required to achieve the applicable level of ownership within five (5) years from the date the stock ownership guidelines become applicable to such individual. Each NEO is further required to retain at least 50% of the net shares (i.e., after taking into account any shares the Company sold or withheld to satisfy such NEO's tax withholding obligations) acquired from the Company until the minimum ownership requirement is achieved.

Once a person has been designated as an NEO, the person will be subject to these guidelines until no longer an officer or director of the Company, or until not identified as an NEO in the Company's annual proxy statement for three consecutive years.

The Company's Chief Executive Officer is also required to hold an amount equal to 100% of the net shares (i.e., after taking into account any shares the Company sold or withheld to satisfy the Chief Executive Officer's tax withholding obligations) acquired from the Company with respect to all equity awards granted to him or her for at least 12 months after the vesting of such equity awards.

Outside directors are required to hold shares of Juniper Networks common stock with a value equal to five (5) times the amount of the annual cash retainer paid to outside directors for service on the Board (excluding additional committee retainers, if any). This ownership guideline was initially calculated using the annual cash retainer for service as a director (but not including additional retainers associated with committee or Chair service) as of the date the person first became subject to these guidelines as an outside director. The ownership guidelines are initially based on the applicable annual cash retainer for service as a director as of December 31, 2022, and are re-calculated annually thereafter based on the applicable annual cash retainer in effect on December 31 of each year. Outside directors are required to achieve the applicable level of ownership within five (5) years from the date the person first became a non-employee member of the Board.

Shares of our common stock that count toward the satisfaction of the ownership guidelines include shares owned outright by the NEO or director or his or her immediate family members residing in the same household and shares held in trust for the benefit of the NEO or director or his or her family. The value of a share is measured on December 31 of each year as the greater of (i) the average closing price over the 12 months preceding the date of calculation or (ii) the purchase price actually paid by the person for such share of Company common stock.

As of the record date, all individuals subject to the stock ownership guidelines were in compliance with the requirements in the guidelines. A complete copy of the Company's stock ownership guidelines is available at the Investor Relations Center on our website at https://investor.juniper.net/investor-relations/corporate-governance/default.aspx.

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Certain Relationships and Related Transactions

Our Board has adopted a written policy, which we refer to as our Related Person Transaction Policy, for the review of any transaction, arrangement, or relationship in which the Company or any of our subsidiaries was, is or will be a participant, the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, and any one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members or certain related entities), each of whom we refer to as a "related person," has or will have a direct or indirect material interest.

Anyone seeking approval of a potential related person transaction must provide notice to our General Counsel of the facts and circumstances involved. If our General Counsel determines that the proposed transaction is or could reasonably be a related person transaction, such transaction will be submitted to our Audit Committee. Our Audit Committee will review and approve or disapprove all related person transactions and will consider all material factors it deems applicable or appropriate in making a determination. Any member of the Audit Committee who has an interest in, or has an immediate family member with an interest in a transaction under discussion must abstain from voting on the approval of the related person transaction, and if the majority of the Audit Committee must abstain from voting, the related person transaction must be approved by the N&CG Committee. No related person transaction will be approved unless it is, overall, in or not inconsistent with the best interests of the Company and its stockholders.

Notwithstanding the foregoing, transactions specifically excluded by the instructions to Item 404(a) of Regulation S-K, the SEC's related person transaction disclosure rule, as such rule may be amended from time to time, are not deemed related person transactions under our Related Person Transaction Policy (although they may require approval under other policies we have in effect, including our Worldwide Code of Business Conduct and Ethics).

During fiscal 2022, the Company received approximately $1.9 million in revenue from sales of its products and services to the Vanguard Group, a beneficial owner of more than 5% of the Company's common stock. The sales were made in the ordinary course of business.

To our knowledge, other than as set forth above, since the beginning of fiscal 2022, Juniper Networks has not been a participant in a transaction in which any related person of Juniper Networks had or will have a direct or indirect material interest, as contemplated by Item 404(a) of Regulation S-K.

General Information

Questions and Answers about the Proxy Materials and the Annual Meeting

Why am I receiving these materials?

The Board of Juniper Networks has made these materials available to you on the Internet or, upon your request, has delivered these materials electronically by email or printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at our 2023 annual meeting of stockholders, which will be held on May 10, 2023. As a Juniper Networks stockholder as of March 21, 2023 (the "Record Date"), you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

What is included in these materials?

These materials include (i) our proxy statement for the annual meeting and (ii) our Annual Report on Form 10-K for fiscal 2022, which includes our audited consolidated financial statements. If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction card for the annual meeting.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, on or about March 29, 2023, we are sending a Notice of Internet Availability of Proxy Materials, which we refer to as the Notice, to our stockholders of record and beneficial owners as of the Record Date. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice (www.proxyvote.com). You may also request to receive a set of the proxy materials by mail or electronically by email. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the annual meeting on the Internet; and
- Instruct us to send future proxy materials to you electronically by email or in paper copy by mail.

Choosing to access our proxy materials on the Internet or to receive future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

How may I obtain Juniper Networks' Annual Report on Form 10-K?

Stockholders may request a free copy of our Annual Report on Form 10-K for fiscal 2022 with a written request to our principal executive offices at Juniper Networks, Inc., Attn: Investor Relations, 1133 Innovation Way, Sunnyvale, CA 94089 or at investor-relations@juniper.net. We will also furnish any exhibit to the Annual Report on Form 10-K for fiscal 2022 if specifically requested in writing. A copy of our Annual Report on Form 10-K for fiscal 2022 is also available with our proxy materials at www.proxyvote.com. In addition, you can access a copy on the website of the SEC at www.sec.gov or at our website at https://investor.juniper.net/investor-relations/.

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How may I obtain a separate set of proxy materials?

As a result of Juniper Networks' adoption of "householding," if you share an address with another stockholder, you may receive only one Notice (or other stockholder communications, including our proxy materials) unless you have provided contrary instructions. Juniper Networks will deliver promptly upon written or oral request a separate Notice (or other stockholder communications, including our proxy materials), now or in the future, to any stockholder at a shared address to which a single copy of these documents was delivered. To request a separate copy, contact Juniper Networks' Investor Relations Department at Juniper Networks, Inc., Attn: Investor Relations, 1133 Innovation Way, Sunnyvale, CA 94089 or at investor-relations@juniper.net.

If you share an address with another stockholder and have received multiple copies of the Notice (or other stockholder communications, including our proxy materials), you may write to or call us at the above address and phone number to request delivery of a single copy of these documents.

What is the date, time and format of the 2023 annual meeting?

We will hold the 2023 annual meeting of stockholders on May 10, 2023 at 8:00 a.m. Pacific Time, virtually via the internet at www.virtualshareholdermeeting.com/JNPR2023. Online check-in will be available beginning at 7:45 a.m. Pacific Time. Please allow ample time for the online check-in procedures. The platform for the virtual annual meeting includes functionality that affords validated stockholders the same meeting participation rights and opportunities they would have at an in-person meeting. Instructions to access and log-in to the virtual annual meeting are provided below, and once admitted, stockholders may view reference materials such as our list of stockholders as of the Record Date, submit questions and vote their shares by following the instructions that will be available on the meeting website.

How do I attend the 2023 annual meeting?

In order to access and attend the virtual annual meeting, you will be asked to provide your 16-digit control number. Instructions on how to attend and participate via the internet are posted at www.virtualshareholdermeeting.com/JNPR2023. Information contained on this website is not incorporated by reference into this proxy statement or any other report we file with the SEC. The virtual meeting platform is widely supported across most browsers and devices running the most updated version of applicable software and plugins. Participants should, however, allow sufficient time prior to the start of the meeting to log-in and ensure that they can hear streaming audio prior to the start of the meeting. If any log-in difficulties are encountered, please call the technical support number on the log-in page.

Will the 2023 annual meeting be webcast?

Yes. You may attend the annual meeting virtually at www.virtualshareholdermeeting.com/JNPR2023 where you will be able to vote electronically and submit questions during the meeting.

How do I submit a question at the 2023 annual meeting?

You may submit a question during the meeting via our virtual stockholder meeting website, www.virtualshareholdermeeting.com/JNPR2023. If your question is properly submitted during the relevant portion of the meeting agenda, we will respond to your question during the live webcast.

What if there are technical difficulties during the 2023 annual meeting?

If we experience technical difficulties during the meeting (e.g., a temporary or prolonged power outage), our Chair will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/JNPR2023.

How may I access an electronic list of stockholders of record entitled to vote at the 2023 annual meeting of stockholders?

We will make available an electronic list of stockholders of record as of the Record Date for inspection by stockholders from May 1, 2023 through May 10, 2023. To access the electronic list during these dates, please send your request, along with proof of ownership, by email to investor-relations@juniper.net. You will receive confirmation of your request and instructions on how to view the electronic list. The list will also be available to stockholders at www.virtualshareholdermeeting.com/JNPR2023 during the live webcast of the 2023 annual meeting.

What items of business will be voted on at the 2023 annual meeting and how does the Board recommend that I vote?

		Vote Required	Board Recommendation
Proposal 1	To elect ten directors to hold office until the next annual meeting of stockholders and until their respective successors have been elected and qualified.	Number of votes cast "FOR" exceeds number of votes cast "AGAINST" for each director	✓ **FOR** each nominee
Proposal 2	To ratify the appointment of Ernst & Young LLP as Juniper Networks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2023.	Majority of the total votes cast by holders of shares present through the virtual meeting or represented by proxy	✓ **FOR**
Proposal 3	To hold a non-binding advisory vote regarding executive compensation.	Majority of the total votes cast by holders of shares present through the virtual meeting or represented by proxy	✓ **FOR**
Proposal 4	To hold a non-binding advisory vote on the frequency of future stockholder advisory votes on executive compensation.	The option of 1 year, 2 years or 3 years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders	✓ **1 YEAR**
Proposal 5	To approve the amendment and restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder by 7,000,000.	Majority of the total votes cast by holders of shares present through the virtual meeting or represented by proxy	✓ **FOR**

We will also consider any other matters that may properly be brought before the 2023 annual meeting of stockholders (and any postponements or adjournments thereof).

What shares can I vote?

Each share of common stock issued and outstanding as of the close of business on March 21, 2023, the Record Date, is entitled to vote on all items being voted upon at the annual meeting. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner (i.e., in street name) through a broker, trustee or other nominee such as a bank. More information on how to vote these shares is contained in this proxy statement. On the Record Date, we had approximately 321,343,750 shares of common stock issued and outstanding. Each share of our common stock entitles you to one vote on each matter voted on at the annual meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most Juniper Networks stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially, which may affect how you can vote your shares.

Stockholder of Record — If your shares are registered directly in your name with Juniper Networks' transfer agent, EQ Shareowner Services, you are considered the stockholder of record with respect to those shares, and the Notice or proxy statement was sent directly to you by Juniper Networks. As the stockholder of record, you have the right to grant your voting proxy directly to Juniper Networks as described in the Notice and this proxy statement or to vote directly at the annual meeting.

Beneficial Owner — If your shares are held in a brokerage account, by a trustee or by another nominee, you are considered the beneficial owner of shares held in street name, and the Notice or proxy statement was forwarded to you by your broker or nominee. As the beneficial owner of shares held in street name, you have the right to direct your broker, trustee, or nominee on how to vote the shares held in your account and are also invited to attend the annual meeting. Please see *"How do I attend the 2023 annual meeting?"* and *"How can I vote my shares at the 2023 annual meeting?"* for details on how you can virtually attend the annual meeting as a beneficial owner.

Since a beneficial owner is not the stockholder of record, your broker, trustee or nominee has provided voting instructions or a voting instruction card to you to use in directing the broker, trustee or nominee on how to vote your shares. If you do not provide your broker, trustee, or nominee with instructions on how to vote your shares, such broker, trustee, or nominee will be able to vote your shares only with respect to the proposal related to the ratification of the appointment of Ernst & Young LLP as our independent auditor for 2023.

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How can I vote my shares at the 2023 annual meeting?

You may directly vote shares held in your name as the stockholder of record at the annual meeting. You may directly vote shares held beneficially in street name at the annual meeting only if you obtain a legal proxy and control number from the broker, trustee, or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, you should also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the 2023 annual meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a stockholder of record, you may vote by submitting a proxy by any of the methods specified below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions in the Notice or proxy card or, for shares held beneficially in street name, the voting instructions provided by your broker, trustee, or nominee.

By Internet — Stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards or the Notice and by following the voting instructions on the website. If you hold your shares in street name, please check the Notice or the voting instruction card provided by your broker, trustee, or nominee for Internet voting availability and instructions.

By Telephone — Stockholders of record who live in the United States or Canada may submit proxies by following the "Vote by Phone" instructions on their proxy cards or by following the voting instructions provided by email or over the Internet. If you hold your shares in street name, please check the voting instructions provided by your broker, trustee, or nominee for telephone voting availability and instructions.

By Mail — Stockholders of record who receive proxy materials by mail may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. Stockholders who hold shares beneficially in street name and who receive voting materials by mail from their brokers, trustees, or nominees may vote by mail by completing, signing, and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

Can I change my vote or otherwise revoke my proxy?

You may change your vote at any time prior to the vote at the annual meeting. If you are the stockholder of record, you may change your vote by granting a new proxy by telephone, over the Internet or by submitting a properly signed proxy card bearing a later date (which automatically revokes the earlier proxy). You may also revoke your proxy by providing a written notice of revocation to Juniper Networks' Corporate Secretary at Juniper Networks, Inc., ATTN: Corporate Secretary, 1133 Innovation Way, Sunnyvale, California 94089 prior to your shares being voted, or by voting at the annual meeting. Attendance at the annual meeting without any other action will not cause your previously granted proxy to be revoked. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by voting at the annual meeting.

How many shares must be present or represented to conduct business at the annual meeting?

In order for business to be conducted at the annual meeting, a quorum must be present. The presence in person or by proxy of the holders of a majority of shares of common stock issued and outstanding and entitled to vote as of the Record Date will constitute a quorum at the annual meeting. Both abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum.

Will my shares be voted if I do not vote as described in the Notice?

Stockholder of Record — If you do not submit a proxy or vote at the annual meeting, your shares will not be voted. If you indicate that you wish to vote as recommended by our Board or if you sign, date, and return a proxy card but do not give specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement (i.e., "FOR" for Proposal No. 1 (each director), No. 2, No. 3,

and No. 5 and "1 YEAR" for Proposal No. 4) and in their discretion regarding any other matters properly presented for a vote at our 2023 annual meeting of stockholders. As of the date of this proxy statement, we did not know of any proposals or matters to be raised at the 2023 annual meeting of stockholders other than those presented in this proxy statement.

Beneficial Owner — If your shares are held in street name, your broker may, under certain circumstances, vote your shares. Certain brokerage firms have authority to vote clients' unvoted shares on certain "routine" matters. If you do not give voting instructions to your broker, your broker may either (1) vote your shares on "routine" matters or (2) leave your shares unvoted. The proposal related to the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 is considered a "routine" matter. None of the other proposals are considered "routine" matters, and therefore your broker will not be able to vote on these proposals without your instructions.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, and in the discretion of the proxy holders as to any other matters that may properly come before the annual meeting.

What are broker non-votes?

Broker non-voting occurs when your broker has not received specific voting instructions from you with respect to shares held in street name and the broker does not have discretionary voting authority with respect to a proposal. Broker non-votes are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business. However, broker non-votes are not counted for purposes of all proposals and therefore have no effect on the outcome of these proposals, assuming that quorum is obtained.

What is the impact of an abstention vote?

Abstentions will have the same effect as a vote "AGAINST" the approval of the ratification of the appointment of the independent registered public accounting firm and the amendment and restatement of the 2015 Equity Incentive Plan. Abstentions will not affect the vote on the election of directors, the advisory vote on executive compensation, or the determination of which voting frequency ("1 Year," "2 Years," or "3 Years") receives the highest number of affirmative votes cast.

What happens if additional matters are presented at the 2023 annual meeting?

Other than the five items of business described in this proxy statement, as of the date of this proxy statement we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxy holders, Kenneth Miller and Robert Mobassaly, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of our director nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who will bear the cost of soliciting votes for the 2023 annual meeting?

Juniper Networks is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these materials and soliciting votes. If you access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We also have hired Innisfree M&A Incorporated to assist us in the distribution of proxy materials and the solicitation of votes described above. We will pay Innisfree M&A Incorporated a fee of $25,000, plus incidentals and expenses. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

Where can I find the voting results of the 2023 annual meeting?

We intend to announce voting results from the annual meeting in a current report on Form 8-K within the time period prescribed by SEC rules.

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What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2023 annual meeting?

Although the deadline for submitting proposals or director nominations for consideration at the 2023 annual meeting of stockholders has passed, you may submit proposals and director nominations for consideration at future stockholder meetings. For further information, see the section entitled "*Stockholder Proposals and Nominations*" below.

Stockholder Proposals and Nominations

Requirements for stockholder proposals to be considered for inclusion in the Company's proxy materials. For a stockholder proposal to be considered for inclusion in Juniper Networks' proxy statement for the 2024 annual meeting of stockholders, the written proposal must be received by the Corporate Secretary of Juniper Networks at our principal executive offices no later than November 30, 2023. If the date of the 2024 annual meeting of stockholders is moved more than 30 days before or after the anniversary date of the 2023 annual meeting, the deadline for inclusion of proposals in Juniper Networks' proxy statement for the 2024 annual meeting of stockholders will be a reasonable time before Juniper Networks begins to print and mail its proxy materials for the 2024 annual meeting of stockholders. All such proposals also will need to comply with SEC regulations under Rule 14a-8 of the Exchange Act, which lists the requirements regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

Proxy Access. Any stockholder (or group of up to 20 stockholders) meeting the Company's continuous ownership requirements of three percent (3%) or more of our common stock for at least three years prior to such nomination who wishes to nominate a candidate or candidates for election in connection with our 2024 annual meeting and require the Company to include such nominee(s) in the proxy statement and form of proxy, must submit a notice to the Corporate Secretary at the principal executive offices of the Company no earlier than October 31, 2023 and no later than November 30, 2023 (i.e., no earlier than the 150th day and no later than the 120th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the Company's 2023 annual meeting of stockholders). If the date of the 2024 annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of 2023 annual meeting, then, for the notice to be timely delivered, it must be received by the secretary not earlier than the close of business on the 120th day prior to the 2024 annual meeting and not later than the close of business on the later of (i) the 90th day prior to the 2024 annual meeting or (ii) the 10th day following the day on which public announcement of the 2024 annual meeting is first made by Juniper Networks.

Requirements for other stockholder proposals and director nominations. Notice of any proposal that a stockholder intends to present at the 2024 annual meeting of stockholders, but does not intend to have included in the Company's proxy statement and form of proxy relating to the 2024 annual meeting of stockholders, as well as any director nominations, must be timely delivered to the Corporate Secretary in accordance with the bylaws of the Company, which require that the proper notice be received by the Corporate Secretary not more than 75 days and not less than 45 days prior to the one year anniversary of the date Juniper Networks first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) to stockholders in connection with the Company's 2023 annual meeting of stockholders. In addition, to be in proper form, a stockholder's notice to the Corporate Secretary must set forth the information required by the Company's bylaws.

For the 2024 annual meeting of stockholders, the notice must be received no earlier than January 14, 2024 and no later than February 13, 2024. However, if the date of the 2024 annual meeting is advanced more than 30 days before or delayed by more than 60 days after the anniversary date of this year's annual meeting, then for notice to be timely, the notice must be received by the Corporate Secretary not earlier than the close of business on the 120th day prior to the 2024 annual meeting and not later than the close of business on the later of the 90th day prior to the 2024 annual meeting or the 10th day following the day on which public announcement of the date of the 2024 annual meeting is first made by Juniper Networks. In no event will the adjournment or postponement of an annual meeting of stockholders or the public announcement thereof commence a new time period for the giving of a stockholder's notice as provided above. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19 under the Exchange Act.

Recommendation of Director Candidates. The N&CG Committee will consider recommendations of director candidates from Qualifying Stockholders. A "Qualifying Stockholder" is a stockholder that has owned for a period of one year prior to the date of the submission of the recommendation through the time of submission of the recommendation at least 1% of the total common stock of the Company outstanding as of the last day of the calendar month preceding the

submission. A Qualifying Stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to the Corporate Secretary, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years, written evidence that the candidate is willing to serve as a director of the Company if nominated and elected, a written acknowledgement as to the fiduciary duties owed by directors of the Company to the Company and its stockholders, evidence of the nominating person's ownership of Company common stock and a description of the relationship between the nominating person and the candidate.

Corporate Secretary. Stockholder proposals and director nominations must be delivered to the Corporate Secretary via mail to Juniper Networks, Inc., ATTN: Corporate Secretary, 1133 Innovation Way, Sunnyvale, CA 94089.

Availability of Bylaws. A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact the Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act. Words such as "may," "will," "should," "could," "likely," "anticipates," "expects," "intends," "plans," "projects," "believes," "estimates," "seeks," and similar expressions are used to identify these forward-looking statements. Statements that refer to or are based on projections, forecasts, uncertain events or assumptions also identify forward-looking statements, including, among other things, statements regarding our business strategies and financial results, industry trends, expected or future equity usage, burn rate or shares outstanding, expected use and enforcement of our compensation decisions, anticipated future stockholder engagement efforts, and our environmental, social, and governance activities, impacts, goals, and performance.

These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. For a more detailed discussion of these factors, see the information under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for fiscal 2022 and subsequent Quarterly Reports on Form 10-Q. While forward-looking statements are based on reasonable expectations of our management at the time that they are made, you should not rely on them. Our forward-looking statements speak only as of the date of this proxy statement or as of the date they are made, and we undertake no obligation to revise or update them, unless required by securities law, whether as a result of new information, future events or otherwise.

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Annex A

JUNIPER NETWORKS, INC.
2015 EQUITY INCENTIVE PLAN
As amended and restated as of   , 2023

1. <u>Purposes of the Plan</u>. The Plan is intended to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Service Providers and to promote the success of the Company's business

The Plan permits the grant of Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Shares, Performance Units, Deferred Stock Units and Dividend Equivalents. The Plan also provides for the automatic, non-discretionary grant of certain Awards to Outside Directors as further specified herein.

2. <u>Definitions</u>. As used herein, the following definitions shall apply:

(a) "<u>Administrator</u>" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) "<u>Applicable Laws</u>" means the requirements relating to the administration of equity incentive plans, the grant of Awards and the related issuance of Shares under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and under the laws, rules and regulations of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan or where Participants may reside and/or work, as such requirements shall be in place from time to time.

(c) "<u>Award</u>" means, individually or collectively, a grant under the Plan of Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Shares, Performance Units, Deferred Stock Units or Dividend Equivalents.

(d) "<u>Award Agreement</u>" means the written or electronic agreement, in such form as the Administrator prescribes from time to time, setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e) "<u>Board</u>" means the Board of Directors of the Company.

(f) "<u>Change in Control</u>" means the occurrence of any of the following events:

(i) A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("<u>Person</u>"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, the acquisition of additional stock by any Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; or

(ii) A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iii) A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of

the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer (provided that such entity is controlled in substantially the same proportions by the Company's stockholders who held the Company's securities immediately before such transfer), or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for the Company's stock (provided that the value of the Company's stock exchanged for such assets shall be substantially equal to or greater than the value of such assets, as determined by the Board), (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, to the extent required for compliance with Code Section 409A, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(g) "Code" means the U.S. Internal Revenue Code of 1986, as amended.

(h) "Common Stock" means the common stock of the Company.

(i) "Committee" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board or a duly authorized committee of the Board, in accordance with Section 4(a) of the Plan.

(j) "Company" means Juniper Networks, Inc., a Delaware corporation, or any successor thereto.

(k) "Company Group" means the Company, any Parent or Subsidiary, and any entity that, from time to time and at the time of any determination, directly or indirectly, is in control of, is controlled by or is under common control with the Company.

(l) "Consultant" means any natural person engaged by the Company Group to render services and who is compensated for such services, but who is neither an Employee nor a Director; provided, that a Consultant will include only those persons to whom the issuance of Common Stock may be registered under Form S-8 under the U.S. Securities Act of 1933, as amended.

(m) "Continuous Status as a Director" means that the Director relationship is not interrupted or terminated.

(n) "Deferred Stock Unit" means a deferred stock unit Award granted to a Participant pursuant to Section 15.

(o) "Director" means a member of the Board.

(p) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

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(q) "Dividend Equivalent" means a credit, payable in cash or Shares, made at the discretion of the Administrator, to the account of a Participant in an amount equal to the cash dividends paid on one Share for each Share represented by an Award held by such Participant. Any Dividend Equivalents credited with respect to a Share or unit subject to an Award shall be distributed in cash or Shares to the Participant only if, when and to the extent such Share or unit vests. The value of dividends and other distributions payable with respect to any Share or unit subject to an Award that does not vest shall be forfeited.

(r) "Effective Date" means May 19, 2015, the date the stockholders of the Company initially approved the 2015 Equity Incentive Plan.

(s) "Employee" means any person, including Officers and Directors, employed by the Company or any member of the Company Group and which may include individuals who are employed or engaged by a third party agency but provide services to the Company or any member of the Company Group at the direction of the Company or any member of the Company Group. However, with respect to Incentive Stock Options, an Employee must be employed by the Company or any Parent or Subsidiary. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(t) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(u) "Fair Market Value" means the closing sales price of Common Stock on the date of determination (or the mean of the closing bid and asked prices for the Common Stock if no sales were reported) as reported by the New York Stock Exchange or such other source as the Administrator deems to be reliable. Notwithstanding the foregoing, if the determination date for the Fair Market Value occurs on a weekend, holiday or other non-Trading Day, the Fair Market Value will be the price as determined above on the immediately preceding Trading Day, unless otherwise determined by the Administrator. In addition, for purposes of determining the fair market value of Shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. The determination of fair market value for purposes of tax withholding may be made in the Administrator's sole discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(v) "Fiscal Year" means a fiscal year of the Company.

(w) "Full Value Award" means a grant of Restricted Stock, a Restricted Stock Unit, a Performance Share or a Deferred Stock Unit hereunder.

(x) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(y) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(z) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(aa) "Option" means a stock option granted pursuant to the Plan.

(bb) "Optioned Stock" means the Common Stock subject to an Option.

(cc) "Outside Director" means a Director who is not an Employee.

(dd) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ee) "Participant" means the holder of an outstanding Award.

(ff) "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Administrator, the performance measures for any performance period will be any one or more of the following performance criteria, applied to either the Company as a whole or, except with respect to shareholder return metrics, to a region, business unit, affiliate or business segment, or in certain select cases, on an individual basis, and measured

either on an absolute basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, and, with respect to financial metrics, which may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP"), in accordance with accounting principles established by the International Accounting Standards Board ("IASB Principles") or which may be adjusted when established to exclude any items otherwise includable under GAAP or under IASB Principles: (i) cash flow (including operating cash flow or free cash flow), (ii) cash position, (iii) revenue (on an absolute basis or adjusted for currency effects), (iv) revenue growth, (v) contribution margin, (vi) gross margin, (vii) operating margin (viii) operating expenses or operating expenses as a percentage of revenue, (ix) earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), (x) earnings per share, (xi) operating income, (xii) net income, (xiii) stock price, (xiv) return on equity, (xv) total shareholder return, (xvi) growth in stockholder value relative to a specified publicly reported index (such as the S&P 500 Index), (xvii) return on capital, (xviii) return on assets or net assets, (xix) return on investment, (xx) economic value added, (xxi) operating profit or net operating profit, (xxii) operating margin, (xxiii) market share, (xxiv) contract awards or backlog, (xxv) overhead or other expense reduction, (xxvi) credit rating, (xxvii) objective customer indicators, (xxviii) new product invention or innovation, (xxix) attainment of research and development milestones, (xxx) improvements in productivity, (xxxi) attainment of objective operating goals, (xxxii) objective employee metrics, (xxxiii) environmental, social and governance goals, or (xxxiv) any other metric that the Administrator so designates, provided that such objectives do not result in adverse accounting, tax, reporting or other consequences. The Performance Goals may differ from Participant to Participant and from Award to Award. In particular, the Administrator may appropriately adjust any evaluation of performance under a Performance Goal to exclude (a) any extraordinary non-recurring items, (b) the effect of any merger, acquisition, or other business combination or divestiture or (c) the effect of any changes in accounting principles affecting the Company's or a business units', region's, affiliate's or business segment's reported results.

(gg) "Performance Share" means a performance share Award granted to a Participant pursuant to Section 13.

(hh) "Performance Unit" means a performance unit Award granted to a Participant pursuant to Section 14.

(ii) "Plan" means this 2015 Equity Incentive Plan, as amended and restated.

(jj) "Plan Minimum Vesting Requirements" means the minimum vesting requirements for Awards under Plan Section 4(b)(vi) hereunder.

(kk) "Restricted Stock" means a restricted stock Award granted to a Participant pursuant to Section 11.

(ll) "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 12. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Stock Unit Award Agreement, and each holder of a Restricted Stock Unit shall have no rights other than those of a general creditor of the Company.

(mm) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(nn) "Section 16(b)" means Section 16(b) of the Exchange Act.

(oo) "Section 409A " means Section 409A of the Code.

(pp) "Service Provider" means an Employee, Consultant or Director.

(qq) "Share" means a share of the Common Stock, as adjusted in accordance with Section 20 of the Plan.

(rr) "Stock Appreciation Right" or "SAR" means a stock appreciation right granted pursuant to Section 8 below.

(ss) "Subsidiary" means with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly,

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owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(tt) "Tax Obligations" means tax and social insurance liability obligations and requirements in connection with the Awards, including, without limitation, (A) all federal, state, and local taxes (including the Participant's Federal Insurance Contributions Act (FICA) obligation or other payroll taxes) that are required to be, or may be, withheld by an entity in the Company Group, (B) any fringe benefit tax liability the responsibility for which the Participant has, or has agreed to bear, with respect to such Award or the Shares subject to the Award, and (C) any other taxes of an entity in the Company Group the responsibility for which the Participant has, or has agreed to bear, with respect to such Award or the Shares subject to the Award).

(uu) "Trading Day" means a day on which the applicable stock exchange or national market system is open for trading.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 20 of the Plan, the maximum aggregate number of Shares that may be issued under this Plan is equal to the sum of (i) 38,200,000 Shares, (ii) 38,000,000 Shares that, as of the Effective Date, had been reserved but not issued under the Company's 2006 Equity Incentive Plan, as amended (the "2006 Plan"), and (iii) Shares subject to stock options or other awards granted under the 2006 Plan or the Company's 1996 Stock Incentive Plan that, after the Effective Date, expire or otherwise terminate without having been vested or exercised in full, up to a maximum of 29,000,000 Shares. All of the Shares issuable under the Plan may be authorized, but unissued, or reacquired Common Stock.

(b) Share Conversion Ratio. Any Shares that are subject to Full Value Awards, Options, or SARs shall be counted against the numerical limits of this Section 3 as one Share for every Share subject thereto, provided that any Shares subject to Full Value Awards granted prior to May 14, 2019 with a per Share or unit purchase price lower than 100% of Fair Market Value on the date of grant shall be counted against the numerical limits of this Section 3 as two and one-tenth Shares for every one Share subject thereto. To the extent that a Share that was subject to an Award that counted as two and one-tenth Shares against the Plan reserve is recycled back into the Plan under the next paragraph of this Section 3, the Plan shall be credited with two and one-tenth Shares.

(c) Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to a Full Value Award, is forfeited to or repurchased by the Company at its original purchase price due to such Award failing to vest, the unpurchased Shares (or for Awards other than Options and SARs, the forfeited or repurchased Shares) which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to SARs, when an SAR is exercised, the Shares subject to a SAR Award Agreement shall be counted against the numerical limits of Section 3 above, as one Share for every Share subject thereto, regardless of the number of Shares used to settle the SAR upon exercise (i.e., Shares withheld to satisfy the exercise price of an SAR shall not remain available for issuance under the Plan). Shares that have actually been issued under the Plan under any Award shall not be returned to the Plan and shall not become available for future distribution under the Plan; provided, however, that if Shares of Full Value Awards are repurchased by the Company at their original purchase price or are forfeited to the Company due to such Awards failing to vest, such Shares shall become available for future grant under the Plan. Shares that are subject to an Option Award Agreement that are used to pay the exercise price of an Option shall not become available for future grant or sale under the Plan. Shares that are subject to an Award Agreement that are used to satisfy Tax Obligations shall not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than stock, such cash payment shall not reduce the number of Shares available for issuance under the Plan. Any payout of Awards that are payable only in cash shall not reduce the number of Shares available for issuance under the Plan. Conversely, any forfeiture of Awards that are payable only in cash shall not increase the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 20, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations thereunder, any Shares that become available for issuance under the Plan pursuant to Section 3(c).

4. Administration of the Plan.

(a) <u>Procedure</u>.

(i) <u>Multiple Administrative Bodies</u>. If permitted by Applicable Laws, the Plan may be administered by different Committees with respect to different groups of Service Providers.

(ii) <u>Rule 16b-3</u>. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the Plan will be administered by a Committee constituted to comply with Rule 16b-3.

(iii) <u>Administration With Respect to Other Persons</u>. Other than as provided above, the Plan shall be administered by (A) the Board, (B) a committee designated by the Board, or (C) a sub-committee designated by the designated Committee, which Committee or sub-committee shall be constituted to satisfy Applicable Laws. Once appointed, such Committee shall serve in its designated capacity until otherwise directed by the Board. The Board may increase the size of the Committee and appoint additional members, remove members and substitute new members, fill vacancies, and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by Applicable Laws.

(iv) <u>Administration With Respect to Automatic Grants to Outside Directors</u>. Automatic grants to Outside Directors shall be pursuant to Section 10 hereof and therefore shall not be subject to any discretionary administration.

(b) <u>Powers of the Administrator</u>. Subject to the provisions of the Plan (including the non-discretionary automatic grant to Outside Director provisions of Section 10), and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value in accordance with Section 2(u) of the Plan;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine whether and to what extent Awards are granted hereunder;

(iv) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(v) to approve forms of agreement for use under the Plan, which, for the avoidance of doubt, need not be identical for each Participant or Award;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards vest or may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions (subject to compliance with Applicable Laws, including Code Section 409A), and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine; provided, however, that, subject to Section 4(d), Awards may not vest earlier than the one (1) year anniversary of the grant date (except if accelerated (A) pursuant to Section 20 hereof or pursuant to change of control severance agreements entered into by and between the Company and any Service Provider, (B) due to a Participant's death, or (C) due to a Participant's Disability);

(vii) to construe and interpret the terms of the Plan, Awards granted pursuant to the Plan and any other agreement defining the rights and obligations of the Company and the Participants under the Plan;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan;

(ix) to modify or amend each Award (subject to Section 6(c) and Section 24(c) of the Plan);

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi) to determine the terms, conditions and restrictions applicable to Awards;

(xii) to determine whether Awards will be adjusted for Dividend Equivalents;

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(xiii) to adopt such modifications, procedures, plans, sub-plans and addendums as may be necessary, desirable or appropriate to comply with provisions of the laws of the United States or any other country or jurisdiction, to allow for tax-preferred treatment of Awards or otherwise provide for or facilitate the participation by Participants who reside outside of the United States, in order to assure the viability of the benefits of Awards made to Participants located in the United States or such other jurisdictions and to further the objectives of the Plan; and

(xiv) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Participants and any other holders of any Awards granted under the Plan.

(d) Exception to Plan Minimum Vesting Requirements.

(i) Awards that result in issuing up to 5% of the maximum aggregate number of shares of Stock authorized for issuance under the Plan (the "5% Limit") may be granted to any one or more Service Providers without respect to the Plan Minimum Vesting Requirements.

(ii) All Awards that have their vesting accelerated (A) pursuant to a Change in Control transaction described in Section 20(c) hereof (including vesting acceleration in connection with employment termination following such event), (B) due to a Participant's death, or (C) due to a Participant's Disability, shall not count against the 5% limit.

(iii) For the avoidance of doubt, if the Administrator accelerates the vesting of an Award but such acceleration does not result in the Plan Minimum Vesting Requirements not being satisfied for that Award, this acceleration will not count toward the 5% Limit.

5. Eligibility. Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Shares, Performance Units, Deferred Stock Units and Dividend Equivalents may be granted to Service Providers. Incentive Stock Options may be granted only to Employees. Notwithstanding the foregoing, Outside Directors may only be granted Awards as specified in Section 10 hereof.

6. Limitations.

(a) Award Limitations. Subject to adjustment as provided in Section 20, during any Fiscal Year, no Employee may be granted:

(i) Options and Stock Appreciation Rights to purchase more than 2,000,000 Shares; provided, however, that such limit shall be 4,000,000 Shares in the Employee's first Fiscal Year of Company service.

(ii) Restricted Stock and/or Performance Shares and/or Restricted Stock Units covering more than 1,000,000 Shares; provided, however, that such limit shall be 2,000,000 Shares in the Employee's first Fiscal Year of Company service.

(iii) Performance Units, having an initial value greater than $2,000,000, provided, however, that such limit shall be $4,000,000 in the Employee's first Fiscal Year of Company service.

(b) Outside Director Award Limitations. In any single Fiscal Year, no Outside Director may be granted one or more Awards (whether cash-settled or otherwise) with a grant date fair value (determined under U.S. generally accepted accounting principles), taken together with any cash fees paid to such Outside Director for service in such capacity during such Fiscal Year, of more than $1,000,000. For the avoidance of doubt, neither Awards granted or compensation paid to an individual while he or she is an Employee, or while he or she was a Consultant but not an Outside Director, nor any amounts paid to an individual as a reimbursement of an expense shall count against the foregoing limitation.

(c) No Repricing. Without the consent of the Company's stockholders, (i) the exercise price for an Option or SAR may not be reduced and (ii) the Company may not pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, Options or SARs with an exercise price that is less than the current Fair Market Value. This shall include, without limitation, a repricing of the Option or SAR as well as an Option or SAR exchange program whereby the Participant agrees to cancel an existing Option or SAR in exchange for an Option, SAR or other Award. If an Option or SAR is cancelled in the same Fiscal Year in which it was granted

(other than in connection with a transaction described in Section 20), the cancelled Option or SAR as well as any replacement Option or SAR will be counted against the limits set forth in section 6(a)(i) above. Moreover, if the exercise price of an Option or SAR is reduced, the transaction will be treated as a cancellation of the Option or SAR and the grant of a new Option or SAR.

7. Stock Options.

(a) Type of Option. Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of Shares subject to a Participant's Incentive Stock Options granted by the Company, any Parent or Subsidiary, that become exercisable for the first time during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 7(a), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the time of grant.

(b) Term of Option. The term of each Option shall be stated in the Award Agreement; provided, however, that the term shall be seven (7) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c) Exercise Price and Consideration.

(i) The per Share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

(1) In the case of an Incentive Stock Option

a) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

b) granted to any Employee other than an Employee described in paragraph (a) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(3) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator and may consist entirely of cash; check; delivery of a properly executed exercise notice together with such other documentation as the Committee and the broker, if applicable, shall require to effect an exercise of the option and delivery to the Company of the sale proceeds required; or any combination of such methods of payment, or such other consideration and method of payment for the issuance of Shares to the extent permitted under Applicable Laws.

(iii) Expiration of Options. An Option granted under the Plan will expire upon the date determined by the Administrator and set forth in the Award Agreement.

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8. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. Subject to Section 6(a) hereof, the Administrator shall have complete discretion to determine the number of SARs granted to any Participant.

(b) Exercise Price and other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a SAR shall be determined by the Administrator and shall be no less than 100% of the Fair Market Value per share on the date of grant. Notwithstanding the foregoing, SARs may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code. Otherwise, the Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan; provided, however, that no SAR may have a term of more than seven (7) years from the date of grant.

(c) Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

(d) Payment upon Exercise of SAR. At the discretion of the Administrator, but only as specified in the Award Agreement, payment for a SAR may be in cash, Shares or a combination thereof. If the Award Agreement is silent as to the form of payment, payment of the SAR may only be in Shares unless otherwise required under Applicable Laws.

(e) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, whether it may be settled in cash, Shares or a combination thereof, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(f) Expiration of SARs. A SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement.

9. Exercise of Option or SAR. Any Option or SAR granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, including performance criteria with respect to the Company and/or the Participant, and as shall be permissible under the terms of the Plan. An Option or SAR shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option or SAR by the person entitled to exercise the Option or SAR and, with respect to Options only, full payment for the Shares with respect to which the Option is exercised has been received by the Company. With respect to Options only, full payment may, as authorized by the Administrator, consist of any consideration and method of payment allowable under Section 7(c) of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company or as evidenced by the issuance of a stock certificate) of the Shares, no right to vote or receive dividends or any other rights as a stockholder of the Company shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the issuance of the Shares, except as provided in Section 20 of the Plan.

10. Automatic Grants to Outside Directors.

(a) Procedure for Grants. All grants of Awards to Outside Directors under this Plan shall be automatic and non-discretionary and shall be made strictly in accordance with the provisions in this Section 10:

(i) No person shall have any discretion to select which Outside Directors shall be granted Awards or to determine the number of Shares to be covered by Awards granted to Outside Directors.

(ii) At each of the Company's annual stockholder meetings beginning with the 2019 annual stockholder meeting, each Outside Director who is elected at (or whose term continues after) such meeting shall be automatically granted Restricted Stock Units for a number of Shares equal to the "Annual Value" (rounded down to the nearest whole share). Each award specified in this subsection (ii) is generically referred to as an "Annual Award". The "Annual Value" means, beginning with the 2022 annual stockholder meeting, the number equal to $245,000 divided by the average daily closing price over the 30 Trading Days preceding the date of grant.

(iii) Each person who first becomes an Outside Director (including a Director who has transitioned from an employee Director to an Outside Director) on a date other than the date of the Company's annual stockholder meeting shall automatically be granted on the date such person becomes an Outside Director Restricted Stock Units (each such award specified in this subsection (iii) is referred to as an "Initial Award") for a number of Shares equal to a number determined by multiplying the "Annual Value" used for calculating the Annual Awards granted at the annual stockholder meeting immediately preceding the date of such Initial Award (the "Last Annual Meeting Date") by a fraction, the numerator of which is 365 minus the number of days between the Last Annual Meeting Date and the date the person first became or becomes an Outside Director and the denominator of which is 365, rounded down to the nearest whole Share.

(iv) Notwithstanding the provisions of subsections (ii) or (iii) hereof, in the event that an automatic grant hereunder would cause the number of Shares subject to outstanding Awards plus the number of Shares previously purchased upon exercise of Options or issued upon vesting of Restricted Stock Units or other Full Value Awards to exceed the number of Shares available for issuance under the Plan, then each such automatic grant shall be for that number of Shares determined by dividing the total number of Shares remaining available for grant by the number of Outside Directors receiving Awards on the applicable automatic grant date. Any further grants shall then be deferred until such time, if any, as additional Shares become available for grant under the Plan.

(v) Each Annual Award and Initial Award shall become 100% vested on the earlier of (A) the one year anniversary of the grant date, and (B) the day prior to the date of the Company's next annual stockholder meeting, subject in either case to the Participant maintaining Continuous Status as a Director through the vesting date.

(b) Reservation of Rights. The Board reserves the right to amend this Section 10, including to increase the limit on Annual Awards or Initial Awards or to provide for additional Awards to Outside Directors.

11. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Employees and Consultants as shall be determined by the Administrator, in its sole discretion. Subject to Section 6(a) hereof as well as the Plan Minimum Vesting Requirements, the Administrator shall have complete discretion to determine (i) the number of Shares subject to a Restricted Stock award granted to any Participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component.

(b) Restricted Stock Award Agreement. Each Restricted Stock grant shall be evidenced by an Award Agreement that shall specify the purchase price (if any), any vesting conditions, the number of Shares granted and such other terms and conditions as the Administrator, in its sole discretion, shall determine. Unless determined otherwise by the Administrator, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares, if any, have lapsed.

(c) Transferability. Except as provided in this Section 11, Section 18, or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable vesting period (if any).

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

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(e) Removal of Restrictions. Except as otherwise provided in this Section 11, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the vesting period or at such other time as the Administrator may determine. Subject to the Plan Minimum Vesting Requirements, the Administrator, in its discretion, may reduce or waive any vesting criteria and may accelerate the time at which any restrictions will lapse or be removed. The Administrator, in its discretion, may establish procedures regarding the release of Shares from escrow and/or removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

(f) Legend on Certificates. The Administrator, in its discretion, may require that one or more legends be place on the certificates representing Restricted Stock to give appropriate notice of the applicable restrictions.

(g) Voting Rights. During the vesting period, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(h) Dividends and Other Distributions. During the vesting period, Participants holding Shares of Restricted Stock will be credited with all dividends and other distributions paid with respect to such Shares, but such dividends and other distributions shall be distributed to the Participant only if, when and to the extent the Shares of Restricted Stock vest. The value of dividends and other distributions payable with respect to any Shares of Restricted Stock that do not vest shall be forfeited.

(i) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company.

12. Restricted Stock Units.

(a) Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it shall advise the Participant in writing or electronically of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units and the form of payout, which, subject to Section 6(a) hereof, may be left to the discretion of the Administrator. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Restricted Stock Units to acquire Shares. Notwithstanding the foregoing, the Administrator, in its discretion, may provide in an Award Agreement evidencing any Restricted Stock Unit Award that a Participant shall be entitled to receive Dividend Equivalents (subject to the provisions of Section 2(f) with respect to Restricted Stock Units).

(b) Vesting Criteria and Other Terms. Subject to the Plan Minimum Vesting Requirements, the Administrator shall set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the Administrator in its discretion.

(c) Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant shall be entitled to receive a payout as specified in the Restricted Stock Unit Award Agreement. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d) Form and Timing of Payment. Payment of earned Restricted Stock Units shall be made as soon as practicable after the date(s) set forth in the Restricted Stock Unit Award Agreement. The Administrator, in its sole discretion, but only as specified in the Award Agreement, may pay earned Restricted Stock Units in cash, Shares, or a combination thereof. If the Award Agreement is silent as to the form of payment, payment of the Restricted Stock Units may only be in Shares, unless otherwise required under Applicable Laws.

(e) Cancellation. On the date set forth in the Restricted Stock Unit Award Agreement, all unearned Restricted Stock Units shall be forfeited to the Company.

13. Performance Shares.

(a) <u>Grant of Performance Shares</u>. Subject to the terms and conditions of the Plan, Performance Shares may be granted to Participants at any time as shall be determined by the Administrator, in its sole discretion. Subject to Section 6(a) hereof as well as the Plan Minimum Vesting Requirements, the Administrator shall have complete discretion to determine (i) the number of Shares subject to a Performance Share award granted to any Participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of Performance Shares. Performance Shares shall be granted in the form of units to acquire Shares. Each such unit shall be the equivalent of one Share for purposes of determining the number of Shares subject to an Award. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the units to acquire Shares.

(b) <u>Other Terms</u>. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Performance Shares granted under the Plan. Performance Share grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the stock is awarded, which may include such performance-based milestones as are determined appropriate by the Administrator. The Administrator may require the recipient to sign a Performance Shares Award Agreement as a condition of the award. Any certificates representing the Shares of stock awarded shall bear such legends as shall be determined by the Administrator.

(c) <u>Performance Share Award Agreement</u>. Each Performance Share grant shall be evidenced by an Award Agreement that shall specify such other terms and conditions as the Administrator, in its sole discretion, shall determine.

14. Performance Units.

(a) <u>Grant of Performance Units</u>. Subject to the terms and conditions of the Plan, Performance Units may be granted to Participants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of Performance Units. Performance Units shall be granted in the form of units to acquire Shares. Each Performance Unit shall equal the cash equivalent of one Share of Common Stock and shall be settled in cash equal to the Fair Market Value of the underlying Shares, determined as of the vesting date. No right to vote or receive dividends or any other rights as a stockholder shall exist with respect to Performance Units or the cash payable thereunder.

(b) <u>Number of Performance Units</u>. Subject to Section 6(a) hereof, the Administrator will have complete discretion in determining the number of Performance Units granted to any Participant.

(c) <u>Other Terms</u>. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Performance Units granted under the Plan. Performance Unit grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the grant is awarded, which may include such performance-based milestones as are determined appropriate by the Administrator. The Administrator may require the recipient to sign a Performance Unit agreement as a condition of the award. Any certificates representing the units awarded shall bear such legends as shall be determined by the Administrator.

(d) <u>Performance Unit Award Agreement</u>. Each Performance Unit grant shall be evidenced by an agreement that shall specify such terms and conditions as the Administrator, in its sole discretion, shall determine.

15. Deferred Stock Units.

(a) <u>Description</u>. Deferred Stock Units shall consist of a Restricted Stock, Restricted Stock Unit, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator, subject to the Plan Minimum Vesting Requirements. Each Deferred Stock Unit represents an unfunded and

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unsecured obligation of the Company, subject to the terms and conditions of the applicable Deferred Stock Unit Award Agreement, and each holder of a Deferred Stock Unit shall have no rights other than those of a general creditor of the Company.

(b) Limits. Deferred Stock Units shall be subject to the annual limits applicable to the underlying Restricted Stock, Restricted Stock Unit, Performance Share or Performance Unit Award as set forth in Section 6 hereof.

16. Leaves of Absence/Transfer Between Locations/Change of Status. Awards will be subject to the Company's leave of absence policy adopted by the Administrator. A Participant will not cease to be a Service Provider in the case of (i) transfers between locations of the Company or other members of the Company Group, (ii) a change in status from Employee to Consultant or vice versa, or (iii) a change in status from employment by a third party agency to the Company or other members of the Company Group or vice versa.

17. Part-Time Service. Unless otherwise required by Applicable Laws, if as a condition to being permitted to work on a less than full-time basis, the Participant agrees that any service-based vesting of Awards granted hereunder shall be extended on a proportionate basis in connection with such transition to a less than a full-time basis, vesting shall be adjusted in accordance with such agreement. Such vesting shall be proportionately re-adjusted prospectively in the event that the Employee subsequently becomes regularly scheduled to work additional hours of service. Notwithstanding the foregoing, in no event shall vesting be extended beyond a point in time that would result in the imposition of taxation under Code Section 409A.

18. Non-Transferability of Awards. Except as determined otherwise by the Administrator in its sole discretion, Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant (or the Participant's guardian or legal representative). Further, in no event may any Award be transferred for consideration to a third-party financial institution.

19. Tax Provisions.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any Tax Obligations are due, the Company and/or any entity in the Company Group will have the power and the right to deduct or withhold, or require a Participant to remit to the Company and/or the appropriate entity in the Company Group, an amount sufficient to satisfy all Tax Obligations.

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may designate the method or methods by which a Participant may satisfy such Tax Obligations. As determined by the Administrator in its discretion from time to time, these methods may include one or more of the following (A) paying cash, (B) having the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the Tax Obligations, (C) delivering to the Company already-owned Shares having a fair market value equal to the Tax Obligations, (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the Tax Obligations, (e) retaining from salary or other amounts payable to the Participant cash having a sufficient value to satisfy the Tax Obligations, or (f) any other means which the Administrator, in its sole discretion, determines to both comply with Applicable Laws, and to be consistent with the purposes of the Plan. The amount of Tax Obligations will be deemed to include any amount that the Administrator agrees may be withheld at the time the election is made.

(c) Compliance with Section 409A. Each payment or benefit under this Plan and under each Award Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. The Plan, each Award and each Award Agreement under the Plan is intended to be exempt from or otherwise meet the requirements of Section 409A and will be construed and interpreted, including but not limited with respect to ambiguities and/or ambiguous terms, in accordance with such intent, except as otherwise specifically determined in the sole discretion of the Administrator.

20. Adjustments; Dissolution or Liquidation; Merger or Change in Control.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Award, and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per share

of Common Stock covered by each such outstanding Award, the annual share limitations under Sections 6(a) and (b) hereof, and the number of Shares subject to Annual Award grants to Outside Directors under Section 10 hereof shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award. Except as otherwise expressly provided herein or pursuant to an Award Agreement, no adjustment of any Award shall be made for cash dividends or other rights for which the record date occurs prior to the date issuance of any Shares subject to such Award.

(b) <u>Dissolution or Liquidation</u>. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Option or SAR for a period prior to such transaction determined by the Administrator in its sole discretion as to all of the Shares covered by such Awards, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised (with respect to Options and SARs) or vested (with respect to other Awards), an Award will terminate immediately prior to the consummation of such proposed action.

(c) <u>Change in Control</u>.

(i) Stock Options and SARs. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent Option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Shares covered by such Award with any performance-based Award vesting at target (or shall vest at such other level(s) provided in an Award Agreement), including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be fully vested and exercisable for a period of time of time determined by the Administrator in its sole discretion, and the Option or SAR shall terminate upon the expiration of such period.

(ii) Full Value Awards and Dividend Equivalents. In the event of a merger of the Company with or into another corporation or entity or a Change in Control, each outstanding Full Value Award and Dividend Equivalent shall be assumed or an equivalent Full Value Award or Dividend Equivalent substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Full Value Awards or Dividend Equivalents, the Participant shall fully vest (or shall vest at such other level(s) as provided in an Award Agreement) in such Full Value Awards or Dividend Equivalents which would not otherwise be vested with any performance-based Awards vesting at target (or at such other level(s) as provided in an Award Agreement). For purposes of this paragraph, except as otherwise contemplated in an Award Agreement, a Full Value Award and Dividend Equivalent shall be considered assumed if, following the merger or Change in Control, the award confers the right to purchase or receive, for each Share (or with respect to Dividend Equivalents and Performance Units, the cash equivalent thereof) subject to the Award immediately prior to the transaction, the consideration (whether stock, cash, or other securities or property) received in the transaction by holders of the Company's common stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in

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the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received, for each Share and each unit/right to acquire a Share subject to the Award (other than Dividend Equivalents and Performance Units) to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of the Company's common stock in the merger or Change in Control.

21. No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor will they interfere in any way with the Participant's right or the employing or engaging entity's right to terminate such relationship at any time, with or without cause. A Participant's rights, if any, in respect of or in connection with any Award are derived solely from the discretionary decision of the Company to permit the Participate to participate in the Plan and to benefit from a discretionary Award. By accepting an Award hereunder, a Participant expressly acknowledges and agrees that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation, or other remuneration for purposes of pension, benefits, severance, redundancy, resignation or any other purpose.

22. Time of Granting Awards. The date of grant of an Award shall, for all purposes, be the date on which the Administrator makes the determination granting such Award (or such later grant effective date authorized by the Administrator). Notice of the determination shall be given to each Service Provider to whom an Award is so granted within a reasonable time after the date of such grant.

23. Term of Plan. Unless sooner terminated under Section 24, the Plan will continue in effect until March 26, 2025.

24. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company at the 2023 annual meeting of stockholders. In addition, any subsequent amendment to the Plan for which stockholder approval is required by Applicable Laws shall require stockholder approval. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company.

25. Conditions Upon Issuance of Shares.

(a) Legal Compliance. The granting of Awards and the issuance and delivery of Shares under the Plan shall be subject to all Applicable Laws, and to such approvals by any governmental agencies or national securities exchanges as may be required. Subject to compliance with, or exception from Code Section 409A, Shares will not be issued pursuant to the exercise or vesting of an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws, and may be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or payout, as applicable, of an Award, the Company may require the person exercising such Option or SAR, or in the case of another Award (other than a Dividend Equivalent paid in cash or Performance Unit), the person receiving the Shares upon vesting, to render to the Company a written statement containing such representations and warranties as, in the opinion of counsel for the Company, may be required to ensure compliance with any of the aforementioned relevant provisions of law, including a representation that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares, if, in the opinion of counsel for the Company, such a representation is required.

26. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan. Inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel

to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

27. Miscellaneous.

(a) Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of the Plan shall continue in effect.

(b) Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

(c) Clawback. An Award granted under the Plan will be subject to any provisions of Applicable Laws providing for the recoupment or clawback of incentive compensation (or any Company policy adopted to comply with Applicable Laws); the terms of any Company recoupment, clawback or similar policy in effect; and any recoupment, clawback or similar provisions that may be included in the applicable Award Agreement.

(d) Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

(e) Other Policies. Each Award may be subject to the terms and conditions of any other policy (and any amendments thereto) adopted by the Company from time to time, which may include any policy related to the vesting or transfer of equity awards. Whether any such policy will apply to a particular Award may depend, among other things, on when the Award was granted, whom the Award was granted to, and the type of Award.

Continues on next page ▶

(This Page Intentionally Left Blank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from_____ to_____

Commission file number 001-34501

JUNIPER NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0422528**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1133 Innovation Way	
Sunnyvale, California	**94089**
(Address of principal executive offices)	*(Zip code)*

(408) 745-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $0.00001 per share	JNPR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filings requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting common stock held by non-affiliates of the registrant was approximately $9,011,000,000 as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter (based on the closing sales price for the common stock on the New York Stock Exchange on such date).

As of February 8, 2023, there were 323,959,789 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

As noted herein, the information called for by Part III is incorporated by reference to specified portions of the registrant's definitive proxy statement to be filed in conjunction with the registrant's 2023 Annual Meeting of Stockholders, which is expected to be filed not later than 120 days after the registrant's fiscal year ended December 31, 2022.

Juniper Networks, Inc.
Form 10-K

Table of Contents

Forward-Looking Statements

This Annual Report on Form 10-K, which we refer to as the Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and the future results of Juniper Networks, Inc., which we refer to as "Juniper Networks," "Juniper," "we," "us," or the "Company," that are based on our current expectations, estimates, forecasts, and projections about our business, our results of operations, the industry in which we operate, our economic and market outlook, and the beliefs and assumptions of our management. All statements other than statement of historical facts are statements that could be deemed to be forward-looking statements. Words such as "expects," "anticipates," "targets," "goals," "projects," "will," "would," "could," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, and these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including the duration, extent, and continuing impact of the COVID-19 pandemic and component shortages, including the ongoing global semiconductor shortage, and our ability to successfully manage the demand, supply, and operational challenges associated with the ongoing COVID-19 pandemic and component shortages, including the global semiconductor shortage, general economic and political conditions globally or regionally. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Report under the section entitled "Risk Factors" in Item 1A of Part I and elsewhere, and in other reports we file with the U.S. Securities and Exchange Commission, or the SEC. In addition, many of the foregoing risks and uncertainties are, and could be, exacerbated by any worsening of the global business and economic environment. While forward-looking statements are based on reasonable expectations of our management at the time that they are made, you should not rely on them. We undertake no obligation to revise or update publicly any forward-looking statements for any reason, except as required by applicable law.

PART I

ITEM 1. *Business*

Overview

Juniper Networks designs, develops, and sells products and services for high-performance networks to enable customers to build scalable, reliable, secure, and cost-effective networks for their businesses, while achieving agility and improved operating efficiency through automation. Our high-performance network and service offerings include routing, switching, Wi-Fi, network security, artificial intelligence ("AI") or AI-enabled enterprise networking operations ("AIOps"), and software-defined networking ("SDN") technologies. In addition to our products, we offer our customers a variety of services, including maintenance and support, professional services, Software-as-a-Service ("SaaS"), and education and training programs. We sell our solutions in more than 150 countries in three geographic regions: Americas; Europe, Middle East, and Africa, which we refer to as EMEA; and Asia Pacific, which we refer to as APAC.

Our products and services address high-performance network requirements for our customers within our verticals: Cloud, Service Provider, and Enterprise who view the network as critical to their success. We believe our silicon, systems, and software represent innovations that transform the economics and experience of networking, helping our customers achieve superior performance, greater choice, and flexibility, while reducing overall total cost of ownership.

Further, we have been expanding our software business by introducing new software solutions to our product and service portfolios that simplify the operation of networks, and allow our customers across our key verticals flexibility in consumption and deployment. Our acquisition of Mist Systems, Inc. ("Mist") in 2019 accelerated our ability to execute this belief in cloud-managed AI or AIOps through a combination of cloud-based intelligence, enterprise-grade access points, and EX series switches. Machine learning technology simplifies wireless and wired operations and delivers a more agile cloud services platform. In 2020, we acquired 128 Technology, Inc. ("128 Technology") and Netrounds AB ("Netrounds"). Our Session Smart Router ("SSR") portfolio acquired from 128 Technology extended the value of Mist's secure AI engine and cloud management capabilities from client to cloud. Our acquisition of Netrounds enables service and cloud providers to rapidly deliver software-defined network services with end-to-end service quality. In 2021, we acquired Apstra, Inc. ("Apstra"), an intent-based networking solution that leverages closed-loop automation and assurance along with multivendor support, to provide a complete fabric management solution, and acquired WiteSand, a provider of cloud-native zero trust Network Access Control ("NAC") solutions, to accelerate our ongoing efforts to deliver next-generation NAC solutions. Also, we announced an IP licensing arrangement with Netsia, Inc. ("Netsia"), giving us exclusive rights to their RAN Intelligent Controller ("RIC") source

code and patents, and expanded our existing team of Open RAN ("O-RAN") and 5G with key subject matter experts from Netsia.

Our corporate headquarters are located in Sunnyvale, California. Our website address is www.juniper.net.

Strategy

We deliver highly scalable, reliable, secure, and cost-effective networks, while transforming the network's agility, efficiency, and value through automation. Our research and development efforts are focused on the following strategic priorities:

- Seize the cloud transition to gain share across our three customer verticals: Cloud, Service Provider, and Enterprise

- Differentiate with innovation in networking, security, and software orchestration

- Leverage automation and AI to deliver simplicity of operations for our customers

We believe the networking needs for our customers in our Cloud, Service Provider, and Enterprise verticals are converging as these customers recognize the need for high-performance networks and are adopting cloud architectures for their infrastructure and service delivery, such as large public and private data centers and service provider edge data centers, for improved agility and greater levels of operating efficiency. We believe this industry trend presents an opportunity for us, and we have focused our strategy on maximizing user and IT experiences with secure client-to-cloud automation, insight, and AI-driven actions that we call Experience-First Networking. We have focused our strategy on providing customer solutions for the following use cases and verticals.



Cloud-Ready Data Center

We are focused on continuing to power public and private cloud data centers with high-performance infrastructure. These data centers are the core of cloud transformation by enabling service delivery in a hybrid cloud environment, which is a combination of public cloud, private cloud, and SaaS delivery. We are a recognized leader in data center networking innovation in both software and hardware solutions. Our Junos Operating System, or Junos OS, application-specific integrated circuits, or ASIC, technology, and management and automation software investments across routing, switching, and network security technologies will continue to be key elements to maintaining our technology leadership and transforming the economics and experience of our public and private cloud customers. Additionally, we continue to add new capabilities and licensing models to our Apstra solution, which enables our customers to minimize the time and costs associated with deploying and managing complex data center networks.

Our Service Provider customers are investing in the build-out of high-performance networks and distributed cloud environments to enable high-speed and low-latency applications. We are committed to supporting them to rearchitect their infrastructure to enable next-generation mobile network build-outs, or 5G, Internet of Things, or IoT, and service delivery close to their end users.

Automated Wide Area Networking Solutions

In developing our solutions, we strive to design and build best-in-class products and solutions for core, edge, and metro networking infrastructure to securely connect users and devices to the cloud and each other. Cloud providers, service providers and enterprises have deployed our product offerings in their wide area networks, or WAN, such as our highly efficient Internet Protocol, or IP, transport PTX product, which can cost-effectively manage incredible capacity from their end users to the data centers from which they deliver value to those users. We also offer a robust portfolio of SDN-enabled MX series routing platforms that provide system capacity, density, security, and performance with investment protection. MX series routers play at the heart of the digital transformation service providers, cloud providers, and Enterprises are undergoing. Our SDN Controller for the WAN, Paragon Pathfinder (formerly NorthStar), enables granular visibility and control of IP/Multiprotocol Label Switching, or IP/MPLS, flows for large networks. Our acquisition of Netrounds enhanced our automated WAN solutions with innovative testing and service assurance capabilities for fixed and mobile networks. Paragon Active Assurance (formerly Netrounds) strengthened and complemented our existing capabilities, such as Paragon Insights (formerly Healthbot), Paragon Pathfinder, and Paragon Planner. Leveraging the Netrounds acquisition, we developed the Juniper Paragon Automation, a modular portfolio of cloud-native software applications that deliver closed-loop automation in the most demanding 5G and multicloud environments. In 2022, we announced our Cloud Metro vision, strategy, and portfolio, which is a new category of solutions for service providers optimized for metro transformation and sustainable business growth. Juniper's Cloud Metro solution includes high-performance networking systems, powered by AI-enabled, cloud-delivered automation specifically designed to build next generation infrastructure.

We are committed to continued investment in cost-effective and high-performance IP transport platforms and automation software, which form the basis of these high-performance networks.

AI-Driven Enterprise

Enterprises are consuming more value-as-a-service, where value is delivered in the form of cloud-based software and services driven by AI. We have introduced cloud management and security products, enabling enterprises to securely consume cloud infrastructure and services. We believe the transition to AIOps and SaaS presents an opportunity for us to come to market with innovative network and security solutions for our Enterprise customers, which facilitate their transition to cloud architecture and operational experience. Our Mist AI uses a combination of artificial intelligence, machine learning, and data science techniques to optimize user experiences and simplify operations across the wireless access, wired access, and SD-WAN domains. Machine learning technology simplifies wireless and wired operations and delivers a more agile cloud services platform. Also, our SSR portfolio acquired from 128 Technology extended the value of Mist's secure AI-engine and cloud management capabilities from client to cloud. Session Smart is the third generation of Software Defined-Wide Area Network ("SD-WAN"), which delivers unique technology that materially reduces WAN overhead, minimizes network latency, and replaces outdated and cumbersome network policies with flexible and real-time actions that are tied to real business and user needs. Gartner recognized Juniper as a Visionary in the 2022 Magic Quadrant™ SD-WAN category and a leader in the 2022 Magic Quadrant™ for Indoor Location Services, Global. Also, Juniper was recognized as a Gartner Magic Quadrant™ Leader for Enterprise Wired and Wireless LAN Infrastructure in 2022, for the third year in a row.

We believe our understanding of high-performance networking technology, cloud architecture, and our strategy, positions us to capitalize on the industry transition to more automated, cost-efficient, scalable networks.



Customer Verticals

We sell our high-performance network products and service offerings through direct sales; distributors; value-added resellers, or VARs; and original equipment manufacturers, or OEMs, to end-users in the following verticals: Cloud, Service Provider, and Enterprise.

Further, we believe our solutions benefit our customers by:

- Reducing capital and operational costs by running multiple services over the same network using our secure, high-density, highly automated, and highly reliable platforms;

- Creating new or additional revenue opportunities by enabling new services to be offered to new market segments, which includes existing customers and new customers, based on our product capabilities;

- Increasing customer satisfaction, while lowering costs, by optimizing the experience of network operators and their users via automation, AI-enabled troubleshooting and support, and cloud management;

- Providing increased asset longevity and higher return on investment as our customers' networks can scale to higher throughput based on the capabilities of our platforms;

- Offering network security across every environment—from the data center to campus and branch environments to assist in the protection and recovery of services and applications; and

- Offering operational improvements that enable cost reductions, including lower administrative, training, customer care, and labor costs.

The following is an overview of the trends affecting the market in which we operate by each of our customer verticals. We believe the networking needs for each of our customers will eventually result in cloud-based network architectures for improved agility and greater levels of operating efficiency.

Cloud

Our Cloud vertical includes companies that are heavily reliant on the cloud for their business model's success. Customers in the Cloud vertical can include cloud service providers, such as the largest public cloud providers, which we refer to as hyperscalers, and Tier-2 cloud providers, which we refer to as cloud majors, as well as enterprises that provide SaaS, infrastructure-as-a-service, or platform-as-a-service.

Cloud providers continue to grow as more organizations take advantage of public infrastructure to run their businesses. As their businesses grow, we expect they will continue to invest in their networks, which dictate the quality and experience of the products and the services they deliver to their end customers. Further, as cloud providers adopt new technologies, including the 400-gigabit Ethernet, or 400GbE, and in anticipation of the future adoption of 800-gigabit Ethernet, or 800GbE, and beyond,

we believe this should present further opportunities for us across our portfolio as our cloud customers value high-performance, highly compact, power-efficient infrastructures, which we support and continue to develop.

In addition, SaaS continues to be an important factor for cloud providers as their customers, such as enterprises, prefer to procure and consume product and service offerings via SaaS models. As a result, we believe that SaaS providers will invest in high-performance infrastructure because the quality of experience has proven just as important competitively as software features and functions. Lastly, as a result of regulations and the need for lower latency and high-performance networking, cloud providers have been transitioning to regional network build-outs or distributed cloud environments to address the increasing demand for services, data privacy, data protection, and consumer rights.

As Cloud customers are pushing the envelope in networking, our focus on collaboration combined with networking innovation around automation has made us a strategic partner with these customers, helping them develop high-performance and lower total cost of ownership networking solutions to support their business.

Service Provider

Our Service Provider vertical includes wireline and wireless carriers and cable operators, and we support most of the major carrier and operator networks in the world with our high-performance network infrastructure offerings. In recent years, we have seen increased convergence of these different types of customers through acquisitions, mergers, and partnerships.

Service Provider customers recognize the need for high-performance networks and leveraging the cloud to reduce costs from their network operations. This is dictating a change in business models and their underlying infrastructure, which we believe requires investment in the build-out of high-performance networks and the transformation of existing legacy infrastructure to distributed cloud environments in order to satisfy the growth in mobile traffic and video as a result of the increase in mobile device usage including smartphones, tablets, and connected devices of various kinds.

We expect that Network Function Virtualization and SDN will be critical elements to enable our Service Provider customers the flexibility to support enhanced mobile video and dynamic new service deployments. We are engaging with these customers to transition their operations to next-generation cloud operations as the need for a highly efficient infrastructure to handle large amounts of data along with low latency, or minimal delay, plays into the need to have a high performance, scalable infrastructure in combination with the automation and flexibility required to drive down operational costs and rapid provision applications. We consistently deliver leading technologies that transform the economics and experience of networking while significantly improving customer economics by lowering the capital expenditures required to build networks and the operating expenses required to manage and maintain them.

In addition to reducing operating costs, service providers are seeking to create new or additional revenue opportunities to support their evolving business models. These customers are deploying 5G, which we expect will continue to roll out over the next few years, and IoT, which we believe will give rise to new services like connected cars, smart cities, robotic manufacturing, and agricultural transformation. 5G and IoT require a highly distributed cloud data center architecture from which services are delivered to the end users and will involve a great degree of analytics and embedded security. We expect this trend will present further opportunities for Juniper with our focus on delivering a strong portfolio of network virtualization and software-based orchestration solutions, which position us to deliver on the automation and agility requirements of service providers.

Enterprise

Our high-performance network infrastructure offerings are designed to meet the performance, reliability, and security requirements of the world's most demanding enterprises. We offer enterprise solutions and services for data centers as well as branch and campus applications. Our Enterprise vertical includes enterprises not included in the Cloud vertical. They are industries with high performance, high agility requirements, including retail companies, healthcare institutions, financial services; national, federal, state, and local governments; as well as research and educational institutions. We believe that our Enterprise customers are able to deploy our solutions as a powerful component in delivering the advanced network capabilities needed for their leading-edge applications.

Businesses are adopting cloud-based applications and services to avoid infrastructure cost and complexity, increase IT agility, and accelerate digital transformation. We believe that as our Enterprise customers continue to transition their workloads to the cloud, they continue to seek greater flexibility in how they consume networking and security services, such as pay-per-use models. Additionally, Enterprises are deploying AI-driven architectures, which require end-to-end solutions for managing,

orchestrating, and securing distributed cloud resources as a single pool of resources. Also, we are increasingly seeing a convergence of networking and security, such as Secure Access Service Edge ("SASE"), resulting in security becoming an embedded capability in every solution that we offer to our customers.

High-performance enterprises require IP networks that are global, distributed, and always available. We are innovating in key technology areas to meet the needs of our Enterprise customers whether they plan to move to a public cloud architecture or hybrid cloud architecture (which is a mix of public and private cloud, as well as a growing number of SaaS applications).

No single customer accounted for 10% or more of our net revenues for the years ended December 31, 2022, 2021, and 2020.

Products, Services, and Technology

Early in our history, we developed, marketed, and sold the first commercially available purpose-built IP backbone router optimized for the specific high-performance requirements of telecom and cable operators. As the need for core bandwidth continued to increase, the need for service-rich platforms at the edge of the network was created.

We have systematically focused on how we innovate in silicon, systems, and software (including our Junos OS and virtual network functions, or VNF) such as firewall, network orchestration, and automation to provide a range of hardware and software solutions in high-performance, secure networking.

Further, our intent is to expand our software business by introducing new software solutions to our product and services portfolios that simplify the operation of networks, and provide flexibility in consumption and deployment to our customers across our key verticals. Our software offerings include subscriptions, SaaS, and term or time-based perpetual licenses. We believe our software and related services revenues as a percentage of total revenues will increase over time as we introduce new software solutions designed to better monetize the value of software functionality in our offerings.

Significant Product Development Projects and Solutions

In 2022, we continued to execute on our product and service solution strategy and announced several new innovations, including new AI-driven switches and enhanced AIOps capabilities for simpler wired and wireless deployments and optimized client-to-cloud user experiences. In addition, we announced two new 6 GHz access points that leverage Mist AI to maximize Wi-Fi performance and capacity and a new IoT Assurance service that streamlines and scales the onboarding and securing of IoT devices without NAC.

We also announced our Cloud Metro vision, strategy, and portfolio, which is a new category of solutions for service providers optimized for metro transformation and sustainable business growth. Juniper's Cloud Metro solution includes high-performance networking systems, powered by AI-enabled, cloud-delivered automation specifically designed to build next generation infrastructure. New solutions include Paragon Automation as a Service, AI-Enabled Device Onboarding-as-a-Service, ACX7000 Family, Juniper Paragon Active Assurance, Zero Trust Security, and Juniper Networks 400G ZR/ZR+ optics.

Further, we announced our continuing investment in the SASE market with the introduction of Juniper Secure Edge, a cloud-delivered Security Service Edge ("SSE") service that enables users to work from anywhere securely and performantly. Juniper Secure Edge gives customers the ability to deliver a unified and consistent user experience for their mobile or remote workforce as they transition from on premises locations to remote locations. We also announced the expansion of our SASE offering with the addition of Cloud Access Security Broker ("CASB") and advanced Data Loss Prevention ("DLP") capabilities to the Juniper Secure Edge solution. When combined with Juniper's unique SD-WAN solution driven by Mist AI, Juniper is one of the first in the market to offer a full-stack SASE solution with visibility into both the edge and the data center.

Moreover, we announced a collaboration with Rakuten Symphony where Juniper RIC will be embedded as the exclusive RIC in Rakuten Symworld™ marketplace. Juniper's open and interoperable RIC platform brings new levels of service agility, automation, and operational efficiency to mobile networks by enabling a strong ecosystem of applications on top of the platform.

The following is an overview of our principal product families and service offerings in 2022:

Routing Products

- *ACX Series*: Our ACX Series Universal Access Routers cost-effectively address current operator challenges to rapidly deploy new high-bandwidth services. We believe that the ACX Series is well positioned to address the

growing metro Ethernet and mobile backhaul needs of our customers, as we expect 5G mobile network build-outs to continue to roll out over the next few years. The platforms deliver the necessary scale and performance needed to support multi-generation wireless technologies.

- *MX Series*: Our MX Series is a family of high-performance, SDN-ready, Ethernet routers that function as a Universal Edge platform with high system capacity, density, and performance. The MX Series platforms utilize our custom silicon and provide carrier-class performance, scale, and reliability to support large-scale Ethernet deployments. We also offer the vMX, a virtual version of the MX router, which is a fully featured MX Series 3D Universal Edge Router optimized to run as software on x86 servers.

- *PTX Series*: Our PTX Series Packet Transport Routers deliver high throughput at a low cost per bit, optimized for the service provider core as well as the scale-out architectures of cloud providers. The PTX Series is built on our custom silicon and utilizes a forwarding architecture that is focused on optimizing IP/MPLS, and Ethernet. This ensures high density and scalability, high availability, and network simplification.

- *Paragon Pathfinder*: Our wide-area network SDN controller automates the creation of traffic-engineering paths across the network, increasing network utilization, and enabling a customized programmable networking experience.

- *Session Smart Routers*: Our SSR enables agile, secure, and resilient WAN connectivity with breakthrough economics and simplicity. SSR routers transcend inherent inefficiencies and cost constraints of conventional networking products and legacy SD-WAN solutions, delivering a flexible, application-aware network fabric that meets stringent enterprise performance, security, and availability requirements.

Switching Products

- *EX Series*: Our EX Series Ethernet switches address the access, aggregation, and core layer switching requirements of micro branch, branch office, and campus environments, providing a foundation for the fast, secure, and reliable delivery of applications able to support strategic business processes.

- *QFX Series*: Our QFX Series of core, spine, and top-of-rack data center switches offer a revolutionary approach to switching that is designed to deliver dramatic improvements in data center performance, operating costs, and business agility for enterprises, high-performance computing networks, and cloud providers.

- *Juniper Access Points*: Our access points provide Wi-Fi access and performance, which is automatically optimized through reinforcement learning algorithms. Our access points also have a dynamic virtual Bluetooth low energy element antenna array for accurate and scalable location services.

Security Products

- *SRX Series Services Gateways for the Data Center and Network Backbone*: Our mid-range, high-end and virtual SRX Series platforms provide high-performance, scalability, and service integration, which are ideally suited for medium to large enterprise, data centers and large campus environments, where scalability, high performance, and concurrent services, are essential. Our high-end SRX5800 platform is suited for service provider, large enterprise, and public sector networks. The upgrade to our high-end SRX firewall offering with our Services Process Card 3, or SPC3, with our Advanced Security Acceleration line card enhances the SRX5800 to deliver power for demanding use cases, including high-end data centers, IoT, and 5G.

- *Branch SRX, Security Policy, and Management*: The Branch SRX family provides an integrated firewall and next-generation firewall, or NGFW, capabilities. Security Director is a network security management product that offers efficient, highly scalable, and comprehensive network security policy management. These solutions are designed to enable organizations to securely, reliably, and economically deliver powerful new services and applications to all locations and users with superior service quality.

- *Virtual Firewall*: Our vSRX Firewall delivers all of the features of our physical firewalls, including NGFW functionality, advanced security, and automated lifecycle management capabilities. The vSRX provides scalable, secure protection across private, public, and hybrid clouds. We also offer the cSRX, which has been designed and optimized for container and cloud environments.

- *Advanced Malware Protection*: Our Advanced Threat Prevention ("ATP") portfolio consists of Sky ATP, a cloud-based service and Juniper ATP, or JATP, a premises-based solution. These products are designed to use both static and dynamic analysis with machine learning to find unknown threat signatures (zero-day attacks).

- *Juniper Security Director Cloud*: Juniper Security Director Cloud is a cloud-based SaaS portal that bridges existing security deployments with future SASE deployments. It enables managing on-premises, cloud-based security and cloud-delivered security – all within one user interface.

- *Juniper Secure Edge*: Juniper Secure Edge delivers a suite of SSE services, including Firewall as a Service, Secure Web Gateway, CASB, DLP, and ATP. It empowers organizations to secure their workforce wherever they are – on-premises or at a remote location. Users have fast, reliable, and secure access to the applications and resources they need, ensuring great user experiences. Juniper Secure Edge is managed by Security Director Cloud, and it enables IT security teams to gain seamless visibility across the entire network from the client to the workload. Customers leverage their existing investments and transition to the cloud at a pace that is best for their business.



Services

In addition to our products, we offer maintenance and support, professional, SaaS, and educational services, making it easier for service providers, enterprises, cloud providers, and partners to optimize the operation of their networks. We utilize a multi-tiered support model to deliver services that leverage the capabilities of our own direct resources, channel partners, and other third-party organizations with a focus on personalized, proactive, and predictive experience. This experience is further enhanced with the capabilities from our recently launched Juniper Support Insights ("JSI"), a platform to cloud connect all Juniper devices and enable AI applications to provide our enhanced support services.

As of December 31, 2022, we employed 2,017 people in our worldwide customer service and support organization. We believe that a broad range of services is essential to the successful customer deployment and ongoing support of our products, and we employ remote technical support engineers, on-site resident engineers, spare parts planning and logistics staff, professional services consultants, and educators with proven network experience to provide those services.

We also extensively utilize our channel partners in the delivery of support, professional, and educational services to ensure these services can be locally delivered in an optimized way around the world.

Platform Software

In addition to our major product families and services, our software portfolio has been a key technology element in our goal to be a leader in high-performance networking.

Our Junos Platform enables our customers to expand network software into the application space, deploy software clients to control delivery, and accelerate the pace of innovation with an ecosystem of developers. At the heart of the Junos Platform is Junos Evolved. We believe Junos Evolved is fundamentally differentiated from other network operating systems not only in its design, but also in its development capabilities. The advantages of Junos Evolved include the following:

- A modular operating system with common base of code and a single, consistent implementation for each control plane feature;

- A highly disciplined and firmly scheduled development process;

- A common modular software architecture that scales across all Junos-based platforms;

- A central database, which is used by not only Junos native applications, but also external applications using application programming interfaces, or APIs; and

- A fully distributed general-purpose software infrastructure that leverages all the compute resources on the network element.

Junos Evolved is designed to improve the availability, performance, and security of business applications running across the network. Junos Evolved helps to automate network operations by providing a single consistent implementation of features across the network in a single release train that seeks to minimize the complexity, cost, and risk associated with implementing network features and upgrades.

Orchestration and Monitoring Software

As many of our customers continue moving to programmable and automated network operations, managing, orchestrating, and securing that complex journey can be a challenge. Network automation is the process of automating the configuration, management, testing, deployment, and operations of physical and virtual devices within a network. We believe the keys to achieving success with network and security automation include the following:

- Architecting networking systems with strong APIs, analytics, and autonomous control; and

- Automating operations to become more reliable in the context of IT systems, teams, processes, and network operation and security operation workflows.

We are committed to providing solutions to help our customers to optimize their programmable and automated networking operations with the following offerings:

- *Contrail Networking*: Our Contrail Networking offers an open-source, standards-based platform for SDN. This platform enables our customers to securely deploy workloads in any environment. It offers continuous overlay connectivity to any workload, and can run on any compute technologies from traditional bare-metal servers, and virtual machines, to containers.

- *Wired, Wireless, and WAN Assurance driven by Mist AI*: We provide visibility all the way down to the individual client, application and session to optimize individual user experiences from client to cloud. With customizable service levels that span the LAN, WLAN, and WAN, our solutions enable our customers to set and measure key metrics and proactively assure optimal user experiences on an ongoing basis. In addition, automated workflows are combined with event correlation, predictive analytics, and proactive self-driving operations to simplify IT operations and minimize end-to-end network troubleshooting costs.

- *Marvis Virtual Network Assistant driven by Mist AI:* Our Marvis Virtual Network Assistant identifies the root cause of issues across the information technology, or IT, domains and automatically resolves many issues proactively. It recommends actions for those connected systems outside the Mist domain, while offering a real-time network health dashboard that reports issues from configuration to troubleshooting. Marvis has unique Natural Language Processing capabilities with a conversational interface so IT staff can get accurate answers to normal English language queries.

- *Juniper Paragon Automation:* Juniper Paragon Automation is a modular portfolio of cloud-native software applications that deliver closed-loop automation in the most demanding 5G and multicloud environments. These solutions translate business intent into real-world performance across the lifecycle of a network and services. They eliminate manual tasks and processes, empowering operations teams to work more quickly, efficiently, and accurately. Also, they protect customers and business by measuring real service quality on the data plane, assuring that users have a consistent, high-quality experience throughout the life of their service.

- *Juniper Apstra*: Juniper Apstra enables our customers to automate the entire network lifecycle in a single system, easing the adoption of network automation. Juniper Apstra ties the architect's design to everyday operations with a single source of truth, continuous validation, and powerful analytics and root cause identification. It raises efficiency and results by providing visibility and insights, incident management, change management, compliance and audit, and maintenance and updates.

Research and Development

We have assembled a team of skilled engineers with extensive experience in the fields of high-end computing, network system design, ASIC design, security, routing protocols, software applications and platforms, and embedded operating systems. As of December 31, 2022, we employed 4,279 people in our worldwide research and development, or R&D, organization.

We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications, integrating that technology, and maintaining the competitiveness and innovation of our product and service offerings. In our products, we are leveraging our software, ASIC and systems technology, developing additional network interfaces targeted to our customers' applications, and continuing to develop technology to support the build-out of secure high-performance networks and cloud environments. We continue to expand the functionality of our products to improve performance, reliability and scalability, and provide an enhanced user interface.

Our R&D process is driven by our corporate strategy and the availability of new technology, market demand, and customer feedback. We have invested significant time and resources in creating a structured process for all product development projects. Following an assessment of market demand, our R&D team develops a full set of comprehensive functional product specifications based on inputs from the product management and sales organizations. This process is designed to provide a framework for defining and addressing the steps, tasks, and activities required to bring product concepts and development projects to market.

Sales and Marketing

As of December 31, 2022, we employed 3,332 people in our worldwide sales and marketing organization. These sales and marketing employees operate in different locations around the world in support of our customers.

Our sales organization, with its structure of sales professionals, business development teams, systems engineers, marketing teams, channel teams, and an operational infrastructure team, is based on both vertical markets and geographic regions.

Our sales teams operate in their respective regions and generally either engage customers directly or manage customer opportunities through our distribution and reseller relationships as described below.

We sell to a number of cloud and service provider customers directly. Otherwise, we sell to all of our key customer verticals primarily through distributors and resellers.

Direct Sales Structure

The terms and conditions of direct sales arrangements are governed either by customer purchase orders along with acknowledgment of our standard order terms, or by direct master purchase agreements. The direct master purchase agreements with these customers set forth only general terms of sale and generally do not require customers to purchase specified quantities of our products. We directly receive and process customer purchase orders.

Channel Sales Structure

A critical part of our sales and marketing efforts are our channel partners through which we conduct the majority of our sales. We utilize various channel partners, including, but not limited to the following:

- A global network of strategic distributor relationships, as well as region-specific or country-specific distributors who in turn sell to local VARs who sell to end-user customers. Our distribution channel partners resell routing, switching, and security products, software and services, which are purchased by all of our key customer verticals. These distributors tend to focus on particular regions or countries. For example, we have substantial distribution relationships with Ingram Micro in the Americas and Hitachi in Japan. Our agreements with these distributors are

generally non-exclusive, limited by region, and provide product and service discounts and other ordinary terms of sale. These agreements do not require our distributors to purchase specified quantities of our products or services. Further, most of our distributors sell our competitors' products and services, and some sell their own competing products and services.

- VARs and direct value-added resellers, including our strategic worldwide alliance partners referenced below, resell our products to end-users around the world. These channel partners either buy our products and services through distributors, or directly from us, and have expertise in designing, selling, implementing, and supporting complex networking solutions in their respective markets. Our agreements with these channel partners are generally non-exclusive, limited by region, and provide product and service discounts and other ordinary terms of sale. These agreements do not require these channel partners to purchase specified quantities of our products or services. Increasingly, our cloud and service provider customers also resell our products or services to their customers or purchase our products or services for the purpose of providing managed or cloud-based services to their customers.

- Strategic worldwide reseller relationships with established Juniper alliances, comprised of Nippon Telegraph and Telephone Corporation; Ericsson Telecom A.B.; International Business Machines, or IBM; NEC Corporation; Fujitsu Limited; and Atos SE. These companies each offer services and products that complement our own product and service offerings and act as a reseller, and in some instances as an integration partner for our products. Our arrangements with these partners allow them to resell our products and services on a non-exclusive and generally global basis, provide for product and service discounts, and specify other general terms of sale. These agreements do not require these partners to purchase specified quantities of our products or services.

Manufacturing and Operations

As of December 31, 2022, we employed 372 people in supply chain operations who manage our relationships with our contract manufacturers, original design manufacturers, component suppliers, warehousing and logistics service providers.

Our manufacturing is primarily conducted through contract manufacturers and original design manufacturers in China, Malaysia, Mexico, and Taiwan. As of December 31, 2022, we utilized Celestica Incorporated, Flex Ltd., Accton Technology Corporation, Foxconn Technology Group and Alpha Networks Inc. for the majority of our manufacturing activity. Our contract manufacturers and original design manufacturers are responsible for all phases of manufacturing from prototypes to full production, including activities such as material procurement, surface mount assembly, final assembly, test, control, shipment to our customers, and repairs. Together with our contract manufacturers and original design manufacturers, we design, specify, and monitor the tests that are required to ensure that our products meet internal and external quality standards. We believe that these arrangements provide us with the following benefits:

- We can quickly ramp up and deliver products to customers with turnkey manufacturing;

- We operate with a minimum amount of dedicated space and employees for manufacturing operations; and

- We can reduce our costs by reducing what would normally be fixed overhead expenses.

Our contract manufacturers and original design manufacturers build our products based on our rolling product demand forecasts. Our contract manufacturing partners procure the majority of the components used in our products. Once the components necessary to assemble the products in our forecast are procured, our manufacturing partners assemble and test the products according to agreed-upon specifications. Products are then shipped to our distributors, resellers, or end-customers. To address supply-chain challenges, including increases in component and logistics costs related to the COVID-19 pandemic and global component shortages, we are taking specific additional procurement actions, including strategic purchases of raw materials and components for the production of finished goods. As a result, we may incur additional holding costs and obsolescence charges, particularly resulting from uncertainties in future product demand. Title to the finished goods is generally transferred from the contract manufacturers to us when the products leave the contract manufacturer's or original design manufacturer's location. Customers take title to the products upon delivery at a specified destination. If the product or components remain unused or the products remain unsold for a specified period, we may incur carrying charges or charges for excess or obsolete materials.

Our contracts with our contract manufacturers and original design manufacturers set forth a framework within which the contract manufacturer and original design manufacturer, as applicable, may accept purchase orders from us. These contracts do not represent long-term commitments.

Some of our custom components, such as ASICs and communication integrated circuits, are manufactured primarily by sole or limited sources, each of which is responsible for all aspects of production using our proprietary designs. To ensure the security and integrity of Juniper products during manufacture, assembly and distribution, we have implemented a supply chain risk management framework as part of our overall Brand Integrity Management System. This framework encompasses all aspects of the supply chain as well as enhanced elements specific to security issues applicable to Juniper products and our customers.

By working collaboratively with our suppliers and as members of coalitions such as the Responsible Business Alliance ("RBA"), Responsible Minerals Initiative, and the CDP Supply Chain program, we endeavor to promote socially and environmentally responsible business practices beyond our company and throughout our worldwide supply chain. To this end, we have adopted a business partner code of conduct and promote compliance with such code of conduct to our suppliers. Our business partner code of conduct expresses support for and is aligned with the Ten Principles of the United Nations Global Compact and the RBA Code of Conduct. The RBA, a coalition of electronics, retail, auto and toy companies, provides guidelines and resources to drive performance and compliance with critical corporate social responsibility policies. Its goals are to promote ethical business practices, to ensure that working conditions in the electronic industry supply chain are safe, that workers are treated with respect and dignity, and that manufacturing processes are environmentally responsible. By using standard audit and assessment protocols and tools, we measure and monitor manufacturing partners' top direct material suppliers', and select indirect suppliers' compliance to the codes of conduct and applicable environmental, health and safety, labor and ethics legal requirements. This includes use of the RBA Code of Conduct risk assessments and onsite audits; CDP climate change and water requests; and conflict minerals surveys. Our Corporate Social Responsibility Report, which details our supply chain efforts, and Business Partner Code of Conduct are available on our website.

Backlog

Our sales are made primarily pursuant to purchase orders under master sales agreements either with our distributors, resellers, or end-customers. At any given time, we have a backlog of orders for products that have not shipped. Because certain orders are cancellable or delivery schedules may be changed, we believe that our backlog at any given date may not be a reliable indicator of future operating results. The COVID-19 pandemic resulted in unprecedented industry-wide supply constraints, and the pandemic continues to play a role with ongoing delays to the global logistics environment. As a result, we have experienced a shortage of component parts and logistics timing issues since 2021, which has resulted in significantly higher levels of our product backlog. We expect these challenging supply chain conditions to modestly improve through the course of 2023. We anticipate backlog to remain at elevated levels and to decline as supply improves.

As of December 31, 2022 and December 31, 2021, our total product backlog was approximately $2,019 million and $1,833 million, respectively. Our product backlog consists of confirmed orders for products expected to be shipped to our distributors, resellers, or end-customers within the subsequent twelve months for 2021 and 2022, which extended period primarily reflects the ongoing impact of supply chain constraints. Backlog excludes certain future revenue adjustments for items such as product revenue deferrals, sales return reserves, service revenue allocations, and early payment discounts.

For further discussion on the risks and uncertainties related to backlog, see the section entitled "Risk Factors" in Item 1A of Part I of this Report.

Seasonality

We, as do many companies in our industry, experience seasonal fluctuations in customer spending patterns. Historically, we have experienced stronger customer demand in the fourth quarter and weaker demand in the first quarter of the fiscal year. This historical pattern should not be considered a reliable indicator of our future net revenues or financial performance. The ongoing global component shortage and extended lead times and their impacts on our ability to ship products to our customers in a timely manner may disrupt our typical seasonal trends.

Competition

We compete in the network infrastructure markets. These markets are characterized by rapid change, converging technologies, and a migration to solutions that combine high performance networking with cloud technologies. In the network infrastructure business, Cisco Systems, Inc., or Cisco, has historically been the dominant player. Our principal competitors also include Arista Networks, Inc.; Dell Technologies; Hewlett Packard Enterprise Co., or HPE; Huawei Technologies Co., Ltd., or Huawei; Fortinet, Inc.; and Nokia Corporation, or Nokia.

Many of our current and potential competitors, such as Cisco, Nokia, HPE, and Huawei, among others, have broader portfolios which enable them to bundle their networking products with other networking and information technology products in a manner

that may discourage customers from purchasing our products. Many of our current and potential competitors have greater name recognition, marketing budgets, and more extensive customer bases that they may leverage to compete more effectively. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share, negatively affecting our operating results.

In addition, there are a number of other competitors in the security network infrastructure space, including Cisco, Huawei, Nokia, Palo Alto Networks, Inc., Check Point Software Technologies, Ltd., Fortinet, Inc., Zscaler, Inc., Netskope, Inc., and Forcepoint LLC, among others, who tend to be focused specifically on security solutions and, therefore, may be considered specialized compared to our broader product line.

We expect that over time, large companies with significant resources, technical expertise, market experience, customer relationships, and broad product lines, such as Cisco, Nokia, and Huawei, will introduce new products designed to compete more effectively in the market. There are also several other companies that aim to build products with greater capabilities to compete with our products. Further, there has been significant consolidation in the networking industry, with smaller companies being acquired by larger, established suppliers of network infrastructure products. We believe this trend is likely to continue, which may increase the competitive pressure faced by us due to their increased size and breadth of their product portfolios.

In addition to established competitors, a number of public and private companies have announced plans for new products to address the same needs that our products address. We believe that our ability to compete depends upon our ability to demonstrate that our products are superior and cost effective in meeting the needs of our current and potential customers.

As a result, we expect to face increased competition in the future from larger companies with significantly more resources than we have and also from emerging companies that are developing new technologies. Although we believe that our technology and the purpose-built features of our products make them unique and will enable us to compete effectively with these companies, there can be no assurance that new products, enhancements, or business strategies will achieve widespread market acceptance.

Material Government Regulations

Our business activities are worldwide and subject us to various federal, state, local, and foreign laws in the countries in which we operate, and our products and services are subject to laws and regulations affecting the sale of our products. To date, costs and accruals incurred to comply with these governmental regulations have not been material to our capital expenditures, results of operations, and competitive position. Although there is no assurance that existing or future governmental laws and regulations applicable to our operations, products, or services will not have a material adverse effect on our capital expenditures, results of operations, and competitive position, we do not currently anticipate material expenditures for government regulations. Nonetheless, as discussed below, we believe that environmental and global trade regulations could potentially have a material impact on our business.

Environment

We are committed to maintaining compliance with all environmental laws applicable to our operations, products, and services and to reducing our environmental impact across our business and supply chain. Our operations and many of our products are subject to various federal, state, local, and foreign regulations that have been adopted with respect to the environment, such as the EU's Waste Electrical and Electronic Equipment Directive; Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment; Registration, Evaluation, Authorization, and Restriction of Chemicals; and the U.S.'s Toxic Substances Control Act.

Juniper's greatest impact on the environment is through our products and services. We focus on circular economy principles, including designing products with sustainability in mind to make them more efficient, reliable, and long-lasting. We also select manufacturers, suppliers, and business partners who share our values and commitment to environmental sustainability. Our products are built for flexibility, interoperability, and scalability, which we believe contribute to long-term customer value. The modular design of our products allows for efficient servicing such as dismantling and repairing. The Juniper Certified Pre-Owned Program allows our customers to extend the life of their existing Juniper network. Our product design also encourages customers to recycle various parts at the end of the product life-cycle. We also consider other opportunities to minimize resource impacts and improve efficiencies over a product's life cycle. For example, the Juniper Certified Pre-Owned program offers a broad range of refurbished high-performance network solutions from Juniper's current line and end-of-production hardware portfolios with available Juniper-backed warranty and support services. This program helps reduce e-waste in landfills and reduces carbon emissions.

We also voluntarily participate in the annual CDP climate change and water security disclosures and encourage our manufacturing partners and select direct material suppliers to do the same. Additionally, we are a signatory supporter of the United Nations Global Compact and a member of the RBA, and have adopted and promote the adoption by our suppliers of the RBA Code of Conduct, as discussed above in the section entitled *Manufacturing and Operations*. We continue to invest in the infrastructure and systems required to execute on, monitor, and drive environmental improvements in our global operations and within our supply chain.

Global Trade

As a global company, the import and export of our products and services are subject to laws and regulations including international treaties, U.S. export controls and sanctions laws, customs regulations, and local trade rules around the world. The scope, nature, and severity of such controls varies widely across different countries and may change frequently over time. Such laws, rules, and regulations may delay the introduction of some of our products or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals, or by requiring us to comply with domestic preference programs, laws concerning transfer and disclosure of sensitive or controlled technology or source code, unique technical standards, localization mandates, and duplicative in-country testing and inspection requirements. In particular, the U.S. and other governments have imposed restrictions on the import and export of, among other things, certain telecommunications products and components, particularly those that contain or use encryption technology. Most of our products are telecommunications products and contain or use encryption technology and, consequently, are subject to restrictions. The consequences of any failure to comply with domestic and foreign trade regulations could limit our ability to conduct business globally. We continue to support open trade policies that recognize the importance of integrated cross-border supply chains that are expected to continue to contribute to the growth of the global economy and measures that standardize compliance for manufacturers to ensure that products comply with safety and security requirements.

For additional information concerning regulatory compliance and a discussion of the risks associated with governmental regulations that may materially impact us, see the section entitled "Risk Factors" in Item 1A of Part I of this Report.

Intellectual Property

Our success and ability to compete are substantially dependent upon our internally developed technology and expertise, as well as our ability to obtain and protect necessary intellectual property rights. While we rely on patent, copyright, trade secret, and trademark law, as well as confidentiality agreements, to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, and reliable product maintenance are essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology.

Patents

As of December 31, 2022, we had over 5,300 patents worldwide and numerous patent applications are pending. Patents generally have a term of twenty years from filing. As our patent portfolio has been built over time, the remaining terms on the individual patents vary. We cannot be certain that patents will be issued on the patent applications that we have filed, that we will be able to obtain the necessary intellectual property rights, or that other parties will not contest our intellectual property rights.

Licenses

In addition, we integrate licensed third-party technology into certain of our products and, from time to time, we need to renegotiate these licenses or license additional technology from third parties to develop new products or product enhancements or to facilitate new business models. There can be no assurance that third-party licenses will be available or continue to be available to us on commercially reasonable terms or at all. Our inability to maintain or re-license any third-party licenses required in our products or our inability to obtain third-party licenses necessary to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at a greater cost, any of which could harm our business, financial condition, and results of operations.

Trademarks

JUNIPER NETWORKS, JUNIPER, the Juniper Networks logo, JUNOS, RUNNING JUNOS, and other trademarks are registered trademarks of Juniper Networks, Inc. and/or its affiliates in the United States and other countries. Other names may be trademarks of their respective owners.

Human Capital Resources

We believe our success in delivering high-performance networks in the digital transformation era relies on our culture, values, and the creativity and commitment of our people. As of December 31, 2022, we had 10,901 full-time employees, of whom approximately 44%, 43%, and 13% resided in the Americas, APAC, and EMEA, respectively. We invest in our people. We strive to maintain healthy, safe, and secure working conditions - a workplace where our employees are treated with respect and dignity. Our vision is to create an inclusive, diverse, and authentic community that inspires collaboration, integrity, engagement, and innovation. We are striving to create a world-class employee experience, one that offers opportunity for personal and professional growth, and enables work-life flexibility that aligns with the core values embodied in the Juniper Way.

Our Values ：The Juniper Way

Our mission is to power connections and empower change – to be a responsible global citizen and influence meaningful differences in the world around us. We believe that powering connections will bring us closer together while empowering us all to solve some of the world's greatest challenges of health and well-being, sustainability, and equity.

To deliver our mission to power connections and empower change, we rely on a committed and consistent practice that we call the Juniper Way. More than a set of shared values, the Juniper Way reflects the company's commitment to inspire Juniper employees to do their best work. This foundation is embodied in three values – Be Bold, Build Trust, and Deliver Excellence - along with a set of refined behaviors for each.

Inclusion and Diversity

As a company, we are committed to innovation and diversity of employees with many backgrounds, experiences, and identities. We believe that inclusion and diversity are competitive assets that drive positive change to our company and communities. At our core, we believe excellence depends on seeking out diverse ideas and fostering a culture where all employees belong. We aim to lead with vision and empathy, promoting understanding and awareness across our workforce, and we are committed to improving inclusivity by being engaged and accountable at the highest level of leadership.



We monitor our progress against our inclusion and diversity strategy of diversifying our talent base, creating an environment where all employees feel included and valued, and driving accountability across the organization. In 2022, we continued to make progress in our inclusion and diversity efforts. Our global Women's Sponsorship and Leadership Development Programs, which aim to empower the next generation of women leaders, continued in 2022, providing our female employees with opportunities for development, visibility, and growth. We also continued our global Inclusion and Diversity Ambassadors program to extend the reach of our inclusion and diversity efforts throughout Juniper, add new perspectives to the corporate team, and uplift the voices of employees. Finally, we launched our first Affinity Groups, employee-led groups that emphasize the connection among employees from similar backgrounds and their allies, and which provide professional development, sense of belonging, and career connections.

Employee Engagement and Development

We use a framework called Talent Matters to encourage an open and interactive culture between employees and their managers, where individual needs are recognized and met, and company goals are supported. Our professional development approach includes reviewing and assessing our management teams as well as facilitating personal employee development and growth. For employees, growth goals are tied to our corporate objectives and key results to ensure that employees are progressing and are supported by management teams. In 2022, we continued our People Manager Network to provide global consistency in how managers lead teams and support employees, including a specific focus on leading during the COVID-19 pandemic and return to office. With this program, managers are empowered and provided with the training and resources to scale employee career growth and provide their teams with the necessary tools to facilitate that growth. Managers are encouraged to schedule Conversation Days with their direct reports to identify opportunities for the company to better support employees and set goals for professional and personal growth.

To ensure our employees' personal and professional growth, we continue to provide training courses focused on building personal capabilities as well as skill development. In response to employee feedback, we maintain LinkedIn Learning for all employees, offering online courses on business, technology, and creative skills. Additionally, each year, Juniper employees receive role-specific trainings, which include topics such as human rights, environmental performance, compliance with the Juniper Worldwide Code of Business Conduct, engineering, information security, and other compliance and industry-specific subjects.

We consistently work to improve the employee experience by addressing feedback collected through the annual Juniper Voice Survey and topic-specific surveys, including employee benefits and total rewards packages and Juniper's response to the COVID-19 pandemic.

Employee Retention, Benefits, and Wellness

We continue to prioritize our commitment to retaining and attracting a diverse workforce with the skills needed to deliver Experience-First Networking. We aim to provide benefits and programs that are holistic, flexible, and inclusive. We are committed to pay equity and benefits innovation. From offering childcare and working mother support, to expanding medical coverage for infertility and gender-affirming procedures, to foster and adoptive parent assistance, we have provided benefit offerings that are intended to be as inclusive and diverse as our employees' needs.

Our community engagement program empowers employees to participate authentically, so they can make an impact where it matters most to them. We offer five paid working days per year for employees to give back to their communities and engage with causes of their choice. In 2022, we held our first Global Week of Giving, encouraging employees to volunteer with a project curated by Juniper or with an organization in their own communities.

The health, safety, and well-being of our employees are vital to Juniper's success. In 2022, we reopened our facilities world-wide for office-based employees in a new office/hybrid collaboration model. We are taking precautions to ensure employees have a smooth and safe transition, including training and resources to navigate the changes and communicating in-office COVID-19 protocols for our employees' health and safety. We continued to offer global programs to support our employees working remotely, including COVID-19 crisis leave, Employee Assistance Program, remote ergonomic support, and TaskHuman. Employees have unlimited access to the TaskHuman platform, a virtual wellness coaching application, which covers hundreds of wellness topics from yoga and nutrition to financial guidance.

Information about our Executive Officers and Key Employees

The following sets forth certain information regarding our executive officers and key employees as of the filing of this Report:

Name	Age	Position
Rami Rahim	52	Chief Executive Officer and Director
Manoj Leelanivas	53	Executive Vice President, Chief Operating Officer
Robert Mobassaly	44	Senior Vice President, General Counsel and Secretary
Kenneth B. Miller	51	Executive Vice President, Chief Financial Officer
Thomas A. Austin	55	Group Vice President, Chief Accounting Officer
Christopher Kaddaras	52	Executive Vice President, Chief Revenue Officer

RAMI RAHIM joined Juniper in January 1997 and became Chief Executive Officer of Juniper and a member of the Board of Directors in November 2014. From March 2014 until he became Chief Executive Officer, Mr. Rahim served as Executive Vice President and General Manager of Juniper Development and Innovation. His responsibilities included driving strategy,

development and business growth for routing, switching, security, silicon technology, and the Junos operating system. Previously, Mr. Rahim served Juniper in a number of roles, including Executive Vice President, Platform Systems Division, Senior Vice President and General Manager, Edge and Aggregation Business Unit, or EABU, and Vice President, Product Management for EABU. Prior to that, Mr. Rahim spent the majority of his time at Juniper in the development organization where he helped with the architecture, design and implementation of many Juniper core, edge, and carrier Ethernet products. Mr. Rahim holds a bachelor of science degree in Electrical Engineering from the University of Toronto and a master of science degree in Electrical Engineering from Stanford University.

MANOJ LEELANIVAS joined Juniper in March 2018 and has served as Executive Vice President, Chief Operating Officer since June 2021. From March 2018 to May 2021, he served as Executive Vice President, Chief Product Officer. In this role, Mr. Leelanivas leads all aspects of product strategy and direction for Juniper and helps to align products with our go-to-market strategies and execution, including marketing operations. From June 2013 to September 2017, Mr. Leelanivas was President and Chief Executive Officer of Cyphort, an innovator in scale-out security analytics technology, which was acquired by Juniper in September 2017. From March 1999 to May 2013, he held several key product management positions at Juniper, including Executive Vice President of Advanced Technologies Sales for data center. Mr. Leelanivas holds a bachelor of technology in Computer Engineering from the National Institute of Technology Karnataka, a master of science degree in Computer Science from the University of Kentucky, and is a graduate of the Stanford University Executive Business Program.

ROBERT MOBASSALY joined Juniper in February 2012 and has served as Senior Vice President, General Counsel since July 2021. From July 2016 to July 2021, he served as Vice President, Deputy General Counsel, where he was responsible for managing a team focused on legal functions, including those associated with Juniper's corporate securities, mergers and acquisitions, corporate governance, stockholder administration, and insurance matters. From May 2015 to July 2016, Mr. Mobassaly served as Associate General Counsel, Senior Director and previously served as Assistant General Counsel, Director. Prior to joining Juniper, Mr. Mobassaly was in private practice. He holds a bachelor's degree from the University of California, Berkeley, and a J.D. from the University of Pennsylvania Law School.

KENNETH B. MILLER joined Juniper in June 1999 and has served as our Executive Vice President, Chief Financial Officer since February 2016. Mr. Miller served as our interim Chief Accounting Officer while the Company continued to search for a full-time Chief Accounting Officer from February 2019 to September 2019. From April 2014 to February 2016, Mr. Miller served as our Senior Vice President, Finance, where he was responsible for the finance organization across the Company, as well as our treasury, tax and global business services functions. Previously, Mr. Miller served as our Vice President, Go-To-Market Finance, Vice President, Platform Systems Division, Vice President, SLT Business Group Controller and in other positions in our Finance and Accounting organizations. Mr. Miller holds a bachelor of science degree in Accounting from Santa Clara University.

THOMAS A. AUSTIN joined Juniper in September 2019 and has served as our Group Vice President and Chief Accounting Officer since July 2022. From September 2019 to June 2022, he served as Vice President, Corporate Controller and Chief Accounting Officer. From September 2016 until July 2019, Mr. Austin served as the Vice President of Corporate Finance at Dell Technologies, Inc., a multinational information technology company. From September 2008 until its acquisition by Dell Technologies in September 2016, Mr. Austin served as the Vice President of Corporate Finance at EMC Corporation, a multinational information technology company. From January 2001 through July 2008, Mr. Austin served as the Chief Financial Officer and Treasurer at Arbor Networks, Inc., a network security company. Prior to joining Arbor Networks, Mr. Austin served as a controller for several companies. He began his career in public accounting at PricewaterhouseCoopers, a registered public accounting firm. Mr. Austin holds a bachelor of science degree in Public Accountancy from Providence College and an MBA from Babson College. Mr. Austin is also an adjunct professor of Finance at Providence College School of Business.

CHRISTOPHER KADDARAS joined Juniper as our Executive Vice President, Chief Revenue Officer in October 2022. From December 2021 to June 2022, he served as Chief Revenue Officer at Transmit Security, a cybersecurity and identity and access management company. Previously, Mr. Kaddaras was employed by Nutanix, a cloud computing company, including serving as Executive Vice President, Chief Revenue Officer, responsible for worldwide sales, from December 2019 to December 2021, Senior Vice President, General Manager of the Americas from January 2019 to December 2019 and Senior Vice President, General Manager of EMEA Sales from September 2016 to January 2019. Prior to that, he spent 16 years at EMC Corporation, a multinational information technology company, where he held various positions, including Vice President of Commercial Sales EMEA and Vice President of Sales Engineering across EMEA. He holds a bachelor of science in Management from Plymouth State University.

Available Information

We file our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the SEC electronically. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Juniper Networks, that file electronically with the SEC. The address of that website is https://www.sec.gov.

You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports on our website at http://www.juniper.net or by sending an e-mail message to Juniper Networks Investor Relations at investorrelations@juniper.net. Such reports and other information are available on our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our Corporate Governance Standards, the charters of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, as well as our Worldwide Code of Business Conduct are also available on our website. Information on our website is not, and will not be deemed, a part of this Report or incorporated into any other filings the Company makes with the SEC.

Investors and others should note that we announce material financial and operational information to our investors using our Investor Relations website (http://investor.juniper.net), press releases, SEC filings and public conference calls and webcasts. We also use the Twitter account @JuniperNetworks and the Company's blogs as a means of disclosing information about the Company and for complying with our disclosure obligations under Regulation FD. The social media channels that we use as a means of disclosing information described above may be updated from time to time as listed on our Investor Relations website.

ITEM 1A. *Risk Factors*

Factors That May Affect Future Results

We operate in rapidly changing economic and technological environments that present numerous risks, many of which are driven by factors that we cannot control or predict. Some of these risks are highlighted in the following discussion, and in Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk. Investors should carefully consider all relevant risks before investing in our securities. The occurrence of any of these risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, operating results, and stock price.

RISKS RELATED TO OUR BUSINESS STRATEGY AND INDUSTRY

Our quarterly results are unpredictable and subject to substantial fluctuations; as a result, we may fail to meet the expectations of securities analysts and investors. Our revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, the trading price of our securities could be negatively affected. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business, and the markets for our products and services that may cause our quarterly results to fluctuate, include, but are not limited to:

- unpredictable ordering patterns and limited visibility into our customers' spending plans and associated revenue;
- changes in our customer mix, the mix of products and services sold, and the geographies in which our products and services are sold;
- changes in the demand for our products and services, including seasonal fluctuations in customer spending;
- changing market and economic conditions, including rising interest rates, recessionary cycles, and inflationary pressures, that could make our solutions more expensive or could increase our costs for materials, supplies, and services;
- ability to fulfill orders received in a timely manner due to disruptions and shortages in our global supply chain;
- increased advance ordering by customers of our products due to industry-wide supply chain concerns and our increased lead times;
- price and product competition;
- ineffective legal protection of our intellectual property rights in certain countries;
- how well we execute on our strategy and business model;
- financial stability of our customers, including the solvency of private sector customers;
- authority for customers to purchase goods and services;
- executive orders, tariffs, governmental sanctions, changes in laws or regulations and accounting rules, or interpretations thereof;
- regional economic and political conditions, which may be aggravated by unanticipated global events; and
- disruptions in our business operations or target markets caused by, among other things, terrorism or other intentional acts, armed conflicts (such as the ongoing conflict between Russia and Ukraine as well as governmental sanctions imposed in response), cyberwarfare, an escalation of political tensions, outbreaks of disease, such as pandemics, earthquakes, floods, fires, or other natural disasters, including catastrophic events, and other unanticipated extraordinary externalities, including extreme weather conditions due to climate change that increase both the frequency and severity of natural disasters and may cause derivative disruptions such as impacts to our physical infrastructure or those of our customers, manufacturers, and suppliers.

We believe that quarter-to-quarter comparisons of operating results are not necessarily a good indication of what our future performance will be. In some prior periods, our operating results have been below our guidance, our long-term financial model or the expectations of securities analysts or investors. This may happen again, and the price of our common stock may decline. In addition, our failure to pay quarterly dividends to our stockholders or the failure to meet our commitments to return capital to our stockholders could have a material adverse effect on our stock price.

We expect our gross margins and operating margins to vary over time. Our product and service gross margins are expected to vary, and may be adversely affected in the future by numerous factors, including, but not limited to, customer, vertical, product and geographic mix shifts, an increase or decrease in our software sales or services we provide, increased price competition in one or more of the markets in which we compete, modifications to our pricing strategy to gain footprint in markets or with customers, currency fluctuations that impact our costs or the cost of our products and services to our customers, inflation, increases in material, labor, logistics, warranty costs, or inventory carrying costs, excess product component or obsolescence

charges from our contract manufacturers, issues with manufacturing or component availability, issues relating to the distribution of our products and provision of our services, quality or efficiencies, increased costs due to changes in component pricing or charges incurred due to inaccurately forecasting product demand, warranty related issues, the impact of tariffs, or our introduction of new products and enhancements, or entry into new markets with different pricing and cost structures. We have seen, and may continue to see, our gross margins negatively impacted by continued increases in component costs and inflationary pressures. Failure to sustain or improve our gross margins reduces our profitability and may have a material adverse effect on our business and stock price.

We derive a material portion of our revenues from a limited number of our customers, and our customers compete in industries that continue to experience consolidation. A material portion of our net revenues, across each customer vertical, depends on sales to a limited number of customers. The concentration of our customer base increases risks related to the financial condition of our customers, and the deterioration in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material adverse effect on our results of operations and cash flow. If any such customers change their business requirements or focus, vendor selection, project prioritization, or purchasing behavior, or are parties to consolidation transactions, they may delay, suspend, reduce or cancel their purchases of our products or services and our business, financial condition, and results of operations may be adversely affected. In addition, major customers may also seek more favorable pricing, payment, intellectual property-related, or other commercial terms that are less favorable to us, which may have a negative impact on our business, cash flow, revenue, and gross margins.

If we are unable to compete effectively, our business and financial results could be harmed. The markets that we serve are rapidly evolving and highly competitive and include several well-established companies. We also compete with other public and private companies that are developing technologies that compete with our products. In addition, actual or speculated consolidation among competitors, or the acquisition by, or of, our partners and/or resellers by competitors can increase the competitive pressures faced by us as customers may delay spending decisions or not purchase our products at all. Our partners and resellers generally sell competing products on a non-exclusive basis and consolidation could delay spending or require us to increase discounts to compete, which could also adversely affect our business. Several of our competitors have substantially greater resources and can offer a wider range of products and services for the overall network equipment market than we do. Other competitors have become more integrated, including through consolidation and vertical integration, and offer a broader range of products and services, which could make their solutions more attractive to our customers. Many of our competitors also sell networking products as bundled solutions with other IT products. If we are unable to compete effectively against existing or future competitors, we could experience a loss in market share and a reduction in revenues and/or be required to reduce prices, which could reduce our gross margins and materially and adversely affect our business, financial condition, and results of operations.

Fluctuating economic conditions make it difficult to predict revenues and gross margin for a particular period and a shortfall in revenues or increase in costs of production may harm our operating results. Our revenues and gross margin depend significantly on general economic conditions and the demand for products in the markets in which we compete. Economic weakness or uncertainty, customer financial difficulties, and constrained spending on network expansion and enterprise infrastructure have in the past resulted in, and may in the future result in, decreased revenues and earnings. Such factors could make it difficult to accurately forecast revenues and operating results and could negatively affect our ability to provide accurate forecasts to our contract manufacturers, manage our contract manufacturer relationships and other expenses and to make decisions about future investments. In addition, economic instability or uncertainty, inflationary pressures, continued turmoil in the geopolitical environment in many parts of the world and other events beyond our control, such as the COVID-19 pandemic and the ongoing conflict between Russia and Ukraine, have, and may continue to, put pressure on economic conditions, including global and regional financial markets, which has led and could lead, to reduced demand for our products, delays or reductions in network expansions or infrastructure projects, and/or higher costs of production. Future or continued economic weakness, failure of our customers and markets to recover from such weakness, customer financial difficulties, increases in costs of production, and reductions in spending on network maintenance and expansion could result in price concessions in certain markets or have a material adverse effect on demand for our products and consequently on our business, financial condition, and results of operations.

Our business operations have been impacted by the ongoing COVID-19 pandemic, and the impact on our future results of operations and financial performance remains uncertain. We continue to monitor and evaluate the impact of the COVID-19 pandemic on our business operations on a regional, national, and global basis. In 2022, we reopened our facilities world-wide for office-based employees in a new office/hybrid collaboration model. If the ongoing COVID-19 pandemic, corresponding governmental regulations, or our return to the office process have a substantial impact on the health, attendance or productivity of our employees, partners, or customers, our results of operations and overall financial performance may be adversely impacted.

For example, the COVID-19 pandemic has caused us to experience supply constraints due to both constrained manufacturing capacity as well as shortages of component parts as our component vendors have experienced manufacturing challenges. We

continue to experience extended lead-times to our customers and increased logistics and elevated component costs, which has negatively impacted our ability to recognize revenue and decreased our gross margins for these periods, and may impact our ability to convert backlog into revenue. Our backlog may not be a reliable indicator of future operating results because a customer may place orders early in an effort to secure supply when needed and then cancel an order without significant penalty. Further, customer behaviors have started to change as a result of global macroeconomic factors, and we may not continue to experience a continuation of such demand. Challenges to our supply chain due to the impact of the pandemic remain dynamic, including ongoing shortages of component parts, and we continue to experience increased logistics costs due to air travel and transport restrictions that limit the availability of flights on which we are able to ship products. Additionally, cost increases and extended shipping times for ocean transit have increased our dependence on higher-cost air freight.

The ultimate impact from the COVID-19 pandemic on our business depends on future developments that cannot be accurately forecasted at this time, such as the transmission rate and geographic spread of the disease and its variants, and the impact of these and other factors on our employees, customers, partners, and vendors. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industries in which we operate worsen from present levels, our business, operating results, financial condition and cash flows could continue to be adversely affected.

Our success depends upon our ability to effectively plan and manage our resources and scale and restructure our business. Our ability to successfully offer our products and services and execute on our growth strategy in a rapidly evolving market requires an effective planning, forecasting, and management process to enable us to effectively scale and adjust our business and business models in a cost-effective manner. From time to time, we have increased investment in our business by increasing headcount, acquiring companies, and increasing our investment in research and development, sales and marketing, and other parts of our business. Conversely, in the last few years, we have initiated restructuring plans to realign our workforce as a result of organizational and leadership changes, which resulted in restructuring charges. Our ability to achieve the anticipated cost savings and other benefits from these initiatives is subject to many estimates and assumptions, which are subject to uncertainties. If our estimates and assumptions are incorrect, if we are unsuccessful at implementing changes, if we cannot evolve and scale our business and operations effectively, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely affected.

Our acquisitions or divestitures of businesses could disrupt our business and harm our financial condition and stock price, and equity issued as consideration for acquisitions may dilute the ownership of our stockholders. We have made, and may continue to make, acquisitions to enhance our business and invest significant resources to integrate the businesses we acquire. The success of each acquisition depends in part on our ability to realize the business opportunities and manage numerous risks, including, but not limited to: problems combining the purchased operations, technologies or products, unanticipated costs, higher operating expenses, liabilities, litigation, diversion of management's time and attention, adverse effects on existing business relationships with suppliers and customers, risks associated with entering markets in which we have no or limited prior experience, and where competitors in such markets have stronger market positions, initial dependence on unfamiliar supply chains, failure of our due diligence processes to identify significant problems, liabilities or other challenges of an acquired company or technology, and the potential loss of key employees, customers, distributors, vendors, and other business partners of the companies we acquire.

Acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control. There can be no assurance that our previous or future acquisitions will be successful or that we will be able to successfully integrate any businesses, products, technologies, or personnel that we might acquire or that the transaction will advance our business strategy. Further, we may not realize anticipated revenues or other benefits associated with our acquisitions. In addition, we have divested, and may in the future divest, businesses, product lines, or assets. These initiatives may also require significant separation activities that could result in the diversion of management's time and attention, loss of employees, substantial separation costs, and accounting charges for asset impairments. No assurance can be given that any acquisitions or divestitures will not materially adversely affect our business, operating results, or financial condition.

In connection with certain acquisitions, we may agree to issue common stock, or assume equity awards, that dilute the ownership of our current stockholders; use a substantial portion of our cash resources; assume liabilities (both known and unknown); incur tax expenses; record goodwill and amortizable intangible assets as well as restructuring and other related expenses. We may incur additional acquisition-related debt, which could increase our leverage and potentially negatively affect our credit ratings resulting in more restrictive borrowing terms or increased borrowing costs, thereby limiting our ability to borrow. Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability or other financial benefits from our acquired or divested businesses, product lines or assets or to realize other anticipated benefits of divestitures or acquisitions.

Long sales and implementation cycles for our products and customer urgency related to ship dates to fill large orders may cause our revenues and operating results to vary significantly from quarter-to-quarter. We experience lengthy sales cycles because our customers' decisions to purchase certain of our products, particularly new products, involve a significant commitment of their resources and a lengthy evaluation and product qualification process. Customers design and implement large network deployments following lengthy procurement processes, which may impact expected future orders. Following a purchase, customers may also deploy our products slowly and deliberately. Customers with large networks often expand their networks in large increments on a periodic basis and place large orders on an irregular basis. These sales and implementation cycles, as well as our expectation that customers will place large orders with urgent ship dates, may cause our revenues and operating results to vary significantly from quarter-to-quarter.

Our ability to recognize revenue in a particular period is contingent on the timing of product orders and deliveries and/or our sales of certain software, subscriptions, and professional support and maintenance services. In some of our businesses, our quarterly sales have periodically reflected a pattern in which a disproportionate percentage of each quarter's total sales occurs towards the end of the quarter. Further, we build certain products only when orders are received. Since the volume of orders received late in any given fiscal quarter remains unpredictable, if orders for custom products are received late in any quarter, we may not be able to recognize revenue for these orders in the same period or meet our expected quarterly revenues. Similarly, if we were to take actions or events occur, which encourage customers to place orders or accept deliveries earlier than anticipated or our customers were to continue to accelerate ordering of our products in response to global supply constraints, extended lead times or other market pressures, our ability to meet our expected revenues in future quarters could be adversely affected. We also determine our operating expenses based on our anticipated revenues and technology roadmap and a high percentage of our expenses are fixed in the short and medium term. Any failure or delay in generating or recognizing revenue could cause significant variations in our operating results and operating margin from quarter-to-quarter.

In addition, services revenue, including SaaS revenue, accounts for a significant portion of our revenue, comprising 33%, 35%, and 36% of total revenue in 2022, 2021, and 2020, respectively. We expect our sales of new or renewal professional services, support, maintenance, and SaaS contracts to fluctuate due to end-customers' level of satisfaction with our products and services, the prices of our products and services or those offered by our competitors, and reductions in our end-customers' spending levels. We recognize professional services when delivered, and we recognize support, maintenance, and SaaS revenue periodically over the term of the relevant service period.

Further, we recognize certain software revenues periodically over the term of the relevant use or subscription periods and as a result, the related software and support and maintenance revenue we report each fiscal quarter is derived from the recognition of deferred revenue from contracts entered into during previous fiscal quarters. Any fluctuation in such new or renewed contracts in any one fiscal quarter may not be fully or immediately reflected in revenue and could negatively affect our revenue in future fiscal quarters.

RISKS RELATED TO OUR TECHNOLOGY AND BUSINESS OPERATIONS

If the demand for network and IP systems does not continue to grow, our business, financial condition, and results of operations could be adversely affected. A substantial portion of our business and revenues depends on the growth of secure IP infrastructure as well as customers that depend on the continued growth of IP services to deploy our products in their networks and IP infrastructures. As a result of changes in the economy, capital spending, or the building of network capacity in excess of demand (all of which have, in the past, particularly affected telecommunications service providers), spending on IP infrastructure can vary, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, a number of our existing customers are evaluating the build-out of their next generation networks. During the decision-making period when our customers are determining the design of those networks and the selection of the software and equipment they will use in those networks, such customers may greatly reduce or suspend their spending on secure IP infrastructure. Any reduction or suspension of spending on IP infrastructure is difficult to predict, and may be due to events beyond our control. This, in turn, can make it more difficult to accurately predict revenues from customers, can cause fluctuations in the level of spending by customers and, even where our products are ultimately selected, can have a material adverse effect on our business, financial condition, and results of operations.

If we do not anticipate technological shifts, market needs and opportunities, we may not be able to compete effectively and our ability to generate revenues will suffer. If we are unable to anticipate future technological shifts, market needs, requirements or opportunities, or fail to develop and introduce new products, product enhancements or business strategies to meet those requirements or opportunities in a timely manner or at all, it could cause us to lose customers, substantially decrease or delay market acceptance and sales of our products and services, and significantly harm our business, financial condition, and results of operations. In addition, if we invest in developing products for a market that does not develop, it could significantly harm our business, financial condition, and results of operations. Even if we are able to anticipate, develop, and commercially introduce new products, enhancements or business strategies, there can be no assurance that such products, enhancements or business strategies will achieve market acceptance.

Our strategy to expand our software business could adversely affect our competitive position. The success of our strategy to expand our software business is subject to a number of risks and uncertainties, including, but not limited to:

- the additional development efforts and costs required to create new software products and to make our products compatible with multiple technologies;
- the possibility that our software products may not achieve widespread customer adoption;
- the possibility that our strategy could erode our revenue and gross margins;
- the impact on our financial results of longer periods of revenue recognition for certain types of software products and changes in tax treatment associated with software sales;
- the additional costs associated with both domestic and international regulatory compliance, data protection, privacy and security laws, industry data security standards, and changes we need to make to our distribution chain in connection with increased software sales;
- the ability of our disaggregated hardware and software products to operate independently and/or to integrate with current and future third-party products; and
- issues with third-party technologies used with our software products, which may be attributed to us.

If any of our software products or business strategies do not gain market acceptance or meet our expectations for growth, our ability to meet future financial targets may be adversely affected and our competitive position and our business and financial results could be harmed.

If our products do not interoperate with our customers' networks, installations will be delayed or cancelled and could harm our business. Our products are designed to interface with our customers' existing networks, each of which have different specifications and utilize multiple protocol standards and products from other vendors. Many of our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with many or all of the products within these networks as well as future products to meet our customers' requirements. If we find errors in the existing software or defects in the hardware used in our customers' networks, we may need to modify our software or hardware to fix or overcome these errors so that our products will interoperate and scale with the existing software and hardware, which could be costly and could negatively affect our business, financial condition, and results of operations. In addition, if our products do not interoperate with those of our customers' networks, demand for our products could be adversely affected or orders for our products could be canceled. This could hurt our operating results, damage our reputation, and seriously harm our business and prospects.

Our products incorporate and rely upon licensed third-party technology. We integrate licensed third-party technology into certain of our products. From time to time, we may be required to renegotiate our current third-party licenses or license additional technology from third parties to develop new products or product enhancements or to facilitate new business models. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms and some of our agreements with our licensors may be terminated for convenience by them. In addition, we cannot be certain that our licensors are not infringing on the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. Third-party technology we incorporate into our products that is deemed to infringe on the intellectual property of others may result, and in some cases has resulted, in limitations on our ability to source technology from those third parties, restrictions on our ability to sell products that incorporate the infringing technology, increased exposure to liability that we will be held responsible for incorporating the infringing technology in our products, and increased costs involved in removing that technology from our products or developing substitute technology. Our inability to comply with, maintain or re-license any third-party licenses required in our products or our inability to obtain third-party licenses necessary to develop new products and product enhancements, could require us to develop substitute technology or obtain substitute technology of lower quality or performance standards or at a greater cost, any of which could delay or prevent product shipment and harm our business and results of operations.

We may face difficulties enforcing our proprietary rights, which could adversely affect our ability to compete. We rely on a combination of patents, copyrights, trademarks, trade secret laws, and contractual restrictions on disclosure of confidential and proprietary information, to protect our proprietary rights. There can be no assurance that any of our patent applications will result in issued patents with the scope of the claims we seek or that any of our patents or other proprietary rights will not be challenged, invalidated, infringed, or circumvented or that our rights will, in fact, provide competitive advantages to us or protect our technology. Further, we cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection, which could prevent our patent applications from issuing as patents or invalidate our patents following issuance, which in turn may prevent us from incorporating our inventions into our products. If we cannot protect our intellectual property rights, we could incur costly product redesign efforts, discontinue certain product offerings, and experience other competitive harm.

Unauthorized parties may also attempt to copy aspects of our products or obtain and use our proprietary information. We generally enter into confidentiality or license agreements with our employees, consultants, vendors, and customers, and generally limit access to and distribution of our proprietary information. However, we cannot ensure that we have entered into confidentiality or license agreements with all parties who may have or have had access to our confidential information or that these agreements will not be breached. We cannot guarantee that any of the measures we have taken will prevent misappropriation of our technology. We are also vulnerable to third parties who illegally distribute or sell counterfeit, stolen, or unfit versions of our products, which has happened in the past and could happen in the future, and could have a negative impact on our reputation and business.

In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the U.S. If we are unable to protect our proprietary rights, we may be at a competitive disadvantage to others who need not incur the substantial expense, time, and effort required to create innovative products that have enabled our success.

We depend on contract manufacturers and original design manufacturers as well as single-source and limited source suppliers, including for key components such as semiconductors. Our operations depend on our ability to anticipate our needs for components, products and services, as well as the ability of our manufacturers, original design manufacturers, and suppliers to deliver sufficient quantities of quality components, products and services at reasonable prices and in time for us to meet critical schedules for the delivery of our own products and services. Given the wide variety of solutions that we offer, the large and diverse distribution of our manufacturers and suppliers, and the long lead times required to manufacture, assemble and deliver certain products, problems could arise in production, planning and inventory management that could seriously harm our business. For example, there is currently a worldwide shortage of key components, such as semiconductor products, that has caused us to experience increased prices and extended lead times. The shortage of semiconductors has caused a significant disruption to our production schedule and may give rise to a substantial adverse effect on our financial condition or results of operations. Any delay in our ability to produce and deliver our products could cause our customers to purchase alternative products from our competitors. In addition, our ongoing efforts to optimize the efficiency of our supply chain could cause supply disruptions and be more expensive, time-consuming and resource-intensive than expected. Other manufacturing and supply problems that we could face are described below.

- *Manufacturing Issues*. We may experience supply shortfalls or delays in shipping products to our customers if our manufacturers experience delays, disruptions, or quality control problems in their manufacturing operations, or if we have to change or add manufacturers or contract manufacturing locations. Although we have contracts with our manufacturers that include terms to protect us in the event of an early termination, we may not have adequate time to transition all of our manufacturing needs to an alternative manufacturer under comparable commercial terms. We have experienced in the past and may experience in the future an increase in the expected time required to manufacture our products or ship products. Moreover, a significant portion of our manufacturing is performed in foreign countries and is therefore subject to risks associated with doing business outside of the U.S., including import restrictions, export restrictions, government sanctions, disruptions to our supply chain, cyberattacks, cyberwarfare, pandemics, regional climate-related events, or regional conflicts.

- *Single-Source Suppliers*. We rely on single or limited sources for many of our components due to technology, availability, price, quality, scale or customization needs. Any supplier of such components could discontinue components used in our products, which may cause us to either discontinue certain products or incur additional costs to redesign our products that incorporate discontinued components. In addition, there has been consolidation among certain suppliers of our components. Consolidation among suppliers can result in the reduction of the number of independent suppliers of components available to us, which could negatively impact our ability to access certain component parts or the prices we have to pay for such parts and may impact our gross margins.

- *Supply Chain Disruption.* Any disruptions to our supply chain, significant increase in component costs or logistics, or shortages of critical components, could decrease our sales, earnings, and liquidity or otherwise adversely affect our business and result in increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to: an extended closure of or any slowdown at our suppliers' plants or shipping delays, market shortages due to the surge in demand from other purchasers for critical components, increases in prices, including fuel prices and increases in prices due to inflation, the imposition of regulations, quotas or embargoes or tariffs on components or our products themselves, labor stoppages, transportation delays, including due to labor strikes, or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the products sourced through the supply chain, cyberattacks, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities and other services. In addition, the development, licensing, or acquisition of new products in the future may increase the complexity of supply

chain management. Failure to effectively manage the supply of components and products would adversely affect our business.

- *Component Supply Forecast*. We provide demand forecasts for our products to our manufacturers, who order components and plan capacity based on these forecasts. If we overestimate our requirements, our manufacturers may assess charges, or we may have liabilities for excess inventory or raw materials, each of which could negatively affect our gross margins. If we underestimate our requirements, our contract manufacturers may have inadequate time, materials, and/or components required to produce our products. This could increase costs or delay or interrupt manufacturing of our products, resulting in delays in shipments and deferral or loss of revenues and could negatively impact customer satisfaction. Any future spike in growth in our business, in the use of certain components we share in common with other companies, in IT spending, or in the economy in general, is likely to create greater short-term pressure on us and our suppliers to accurately forecast overall component demand and to establish optimal component inventories. If shortages or delays persist, we may not be able to secure enough components at reasonable prices or of acceptable quality to build and deliver products in a timely manner, and our revenues, gross margins and customer relationships could suffer.

- *Alternative Sources of Supply*. The development of alternate sources for components is time-consuming, difficult, and costly. In the event of a component shortage, supply interruption or significant price increase from these suppliers (such as with the current worldwide shortage of semiconductor products or due to the impact of the war between Ukraine and Russia), we may not be able to locate alternative sources in a timely manner. In addition, certain raw materials used in our industry's extended supply chain come from Ukraine or Russia, such as neon, palladium, cobalt, and others. Poor relations between the U.S. and Russia, sanctions by the U.S., EU, and other countries against Russia, the response by Russia and other countries to these sanctions, and any escalation of political tensions or economic instability in the region could have an adverse impact on us and our suppliers. Further, our suppliers may have staff, operations, materials or equipment located in Ukraine or Russia, which could impact our supply chain or services being provided to us. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products and services to our customers, which would seriously affect present and future sales, and would, in turn, adversely affect our business, financial condition, and results of operations.

- *COVID-19 Impact.* Delays in production or in product deliveries due to the COVID-19 pandemic have adversely affected and may continue to adversely affect our business, financial condition, and results of operations. For example, we have experienced supply constraints due to both constrained manufacturing capacity, as well as component parts shortages as our component vendors were also facing supply constraints, and increased logistics costs due to air travel and transport restrictions that limited the availability of flights on which we ship our products. Additionally, cost increases and extended shipping times for ocean transit have increased our dependence on higher-cost air freight. These challenges have resulted in extended lead-times to our customers and have had a negative impact on our ability to recognize associated revenue and has resulted in and may continue to result in an increase in accelerated ordering for certain of our products. We continue to work with government authorities and implement safety measures to help ensure that we are able to continue manufacturing and distributing our products during the ongoing COVID-19 pandemic; however, we could still experience an unforeseen disruption to our supply chain that could impact our operations.

We face significant risks to our business and operations due to political and economic tensions between China and Taiwan. We have significant business operations in Taiwan, and some of our manufacturing partners and suppliers have facilities in Taiwan. As a result, our operations and our supply chain could be materially and negatively impacted by adverse changes in China-Taiwan relations, which have become increasingly frayed in recent years. Accordingly, further deterioration in military, political and economic relations between China and Taiwan, as well as the ongoing geopolitical and economic uncertainty between the U.S. and China, the unknown impact of current and future U.S. and Chinese trade regulations and other geopolitical risks with respect to China and Taiwan, may cause disruptions in the markets and industries we serve, including decreased demand from customers for products using our solutions, our supply chain, or other disruptions which may, directly or indirectly, materially harm our business, financial condition, results of operations, and the market price of our stock.

System security risks, data protection breaches, and cyberattacks could compromise our and our customers' proprietary information, disrupt our internal operations and harm public perception of our products. In the ordinary course of business, we store sensitive data, including intellectual property, personal data, our proprietary business information and that of our employees, contractors, customers, suppliers, vendors, and other business partners on our networks. In addition, we store sensitive data through cloud-based services that may be hosted by third parties and in data center infrastructure maintained by third parties. Secure maintenance of this information is critical to our operations and business strategy. We have been, and expect to be, subject to cyberattacks, and may be subject to ransomware and distributed denial-of-service attacks, spearfishing attacks and other attempted intrusions on our networks and systems by a wide range of actors, including, but not limited to, nation states, criminal enterprises, terrorist organizations, and other organizations or individuals, as well as errors, wrongful

conduct or malfeasance by employees and third-party service providers (collectively, "malicious parties"). We expect our third-party vendors to be subject to similar cyberattacks, ransomware and distributed denial-of-service attacks, spearfishing attacks and other attempted intrusions. The increasing occurrence of high-profile data breaches and ransomware attacks in addition to geopolitical unrest, provides evidence of an environment increasingly hostile to information security.

Despite our security measures, and those of our third-party vendors, our information systems, infrastructure, and data have experienced security incidents and breaches and may be subject to or vulnerable to breaches or attacks, including ransomware and distributed denial-of-service attacks. If any breach or attack compromises our networks or those of our vendors, creates system disruptions or slowdowns, or exploits security vulnerabilities or critical security defects of our products and services, the information stored on our networks or the networks of our customers, suppliers or business partners could be accessed and modified, publicly disclosed, lost, destroyed or stolen, and we may be subject to claims for contractual, tort, or equitable liability and suffer reputational and financial harm. In addition, malicious parties may compromise our software, including the open-source software used in our products, or our manufacturing supply chain to embed malicious hardware, components, and software that are designed to defeat or circumvent encryption and other cybersecurity measures to interfere with the operation of our networks, expose us or our products to cyberattacks, or gain unauthorized access to our or our customers' systems and information. If such actions are successful, they could diminish customer trust in our products, harm our business reputation, and adversely affect our business and financial condition.

Because techniques used by malicious parties to access or sabotage networks are sophisticated, change frequently, and generally are not recognized until after they are used, we may be unable to anticipate or immediately detect these techniques or the vulnerabilities they have caused or other potential vulnerabilities or security defects. Further, when vulnerabilities are discovered, we evaluate the risk, prioritize our responses, apply patches or take other remediation actions and notify customers, business partners, and suppliers, as appropriate. Exploitation of vulnerabilities and critical security defects, prioritization errors in remedying vulnerabilities or security defects, failure of third-party providers to remedy vulnerabilities or security defects, or customers not deploying security releases or deciding not to upgrade products, services or solutions, could, in each case, result in claims of liability against us, damage our reputation or otherwise harm our business.

All of this requires significant resources and attention from management and our employees, and the economic costs to us to eliminate or alleviate these issues could be significant and may be difficult to anticipate or measure. The market perception of the effectiveness of our products and our overall reputation could also be harmed as a result of any actual or perceived breach of security that occurs in our network or in the network of a customer of our products, regardless of whether the breach is attributable to our products, the systems of other vendors and/or to actions of malicious parties. This could impede our sales, manufacturing, distribution or other critical functions, which could have an adverse impact on our financial results.

Additionally, we could be subject to measures that regulate the security of the types of products we sell. Such regulations may result in increased costs and delays in product releases and changes in features to achieve compliance, which may impact customer demand for our products, and result in regulatory investigations, potential fines, and litigation in connection with a compliance concern, security breach or related issue, and potential liability to third parties arising from such breaches. Further, in response to actual or anticipated cybersecurity regulations or contractual security requirements negotiated with our customers, we may need to make changes to existing policies, processes, and supplier relationships that could impact product offerings, release schedules and service response times, which could adversely affect the demand for and sales of our products and services. We maintain product liability insurance, but there is no guarantee that such insurance will be available or adequate to protect against all such claims. If our business liability insurance coverage is inadequate, or future coverage is unavailable on acceptable terms or at all, our financial condition and results of operations could be harmed.

Disruption in our distribution channels could seriously harm our future revenue and financial condition and increase our costs and expenses. The majority of our revenues are derived through value-added resellers and distributors, most of which also sell our competitors' products, and some of which sell their own competing products. The loss of or reduction in sales to our resellers or distributors could materially reduce our revenues. Our competitors may in some cases be effective in leveraging their market share positions or in providing incentives to current or potential resellers and distributors to favor their products or to prevent or reduce sales of our products. If we are unable to develop and maintain relationships with our partners, develop new relationships with value-added resellers and distributors in new markets, expand the number of distributors and resellers in existing markets, manage, train or motivate existing value-added resellers and distributors effectively, or if these partners are not successful in their sales efforts, sales of our products may decrease, and our business, financial condition, and results of operations would suffer. We recognize a portion of our revenues at the time we sell products to our distributors. If these sales are made based on inaccurate or untimely information, the amount or timing of our revenues could be adversely impacted. Further, our distributors may increase orders during periods of product shortages, cancel orders if their inventory is too high, or delay orders in anticipation of new products. They also may adjust their orders in response to the supply of our products and the products of our competitors that are available to them, and in response to seasonal fluctuations in end-user demand.

To develop and expand our distribution channel, we continue to offer attractive channel programs to potential partners and have previously entered into OEM agreements with partners to rebrand and resell our products as part of their product portfolios. These relationships require processes and procedures that may be costly or challenging to implement, maintain, and manage. Our failure to successfully manage and develop our distribution channel could adversely affect our ability to generate revenues from the sale of our products. We also depend on our global channel partners to comply with applicable legal and regulatory requirements. Any failure by our partners to comply with these requirements, could have a material adverse effect on our business, operating results, and financial condition.

We rely on the performance of our business systems and third-party systems and processes. Some of our business processes depend upon our IT systems, the IT systems and processes of third parties, and the interfaces between the two, as well as hosted SaaS applications from third parties. For example, we receive a broad range of information technology services, such as applications, including support, development and maintenance; infrastructure management and support, including for server storage and network devices; and end user support. Some of these services are provided to us through cloud providers, third party providers, and off-site facilities that may be vulnerable to damage or interruption, including performance problems from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures, equipment failures, adverse events caused by operator error, cybersecurity attacks, pandemics, and similar events. In addition, because we lease, rather than own, off-site data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable financial terms. If we have issues receiving and processing data, this may delay our ability to provide products and services to our customers and business partners and damage our business. We also rely upon the performance of the systems and processes of our contract manufacturers to build and ship our products. If those systems and processes experience interruption or delay, the manufacture and shipment of our products in a timely manner may be impaired. Since IT is critical to our operations, in addition to the risks outlined above, problems with any of the third parties we rely on for our IT systems and services, could result in liabilities to our customers and business partners, lower revenue and unexecuted efficiencies, and impact our results of operations and our stock price. We could also face significant additional costs or business disruption if our arrangements with these third parties are terminated or impaired and we cannot find alternative services or support on commercially reasonable terms or on a timely basis or if we are unable to hire new employees in order to provide these services in-house.

Our ability to develop, market, and sell products could be harmed if we are unable to retain or hire key personnel or if our existing personnel are harmed by COVID-19. Our future success and ability to maintain a technology leadership position depends upon our ability to recruit and retain key management, engineering, technical, sales, marketing, and support personnel, as well as our ability to maintain the health of our personnel. The supply of highly qualified individuals with technological and creative skills, in particular engineers, in specialized areas with the expertise to develop new products and enhancements for our current products, and provide reliable product maintenance, as well as the number of salespeople with industry expertise, is limited. Competition for people with the specialized technical skills we require is significant and may cause us to incur increased compensation expenses to attract and retain employees with the skills to support our business needs. None of our officers or key employees is bound by an employment agreement for any specific term. If we fail to attract new personnel or retain and motivate our current personnel, the development and introduction of new products could be delayed, our ability to market, sell, or support our products could be impaired, and our business, results of operations and future growth prospects could suffer.

A number of our team members are foreign nationals who rely on visas and entry permits in order to legally work in the U.S. and other countries. In recent years, the U.S. has increased the level of scrutiny in granting H-1B, L-1, and other business visas. Compliance with new and unexpected U.S. immigration and labor laws could also require us to incur additional unexpected labor costs and expenses or could restrain our ability to retain and attract skilled professionals. Additionally, circumstances related to or in response to pandemics, such as the COVID-19 pandemic, may interfere with our ability to hire or retain personnel. Any of these restrictions could have a material adverse effect on our business, results of operations and financial conditions.

Our business could be negatively impacted by ESG matters and/or our reporting of such matters. There is an increasing focus from U.S. and foreign government agencies, certain investors, customers, consumers, employees, and other stakeholders concerning environmental, social, and governance ("ESG") matters. We may communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other corporate social responsibility and ESG matters, in our Corporate Social Responsibility Report, on our website, in our SEC filings, and elsewhere. These initiatives and goals could be difficult and expensive to implement, and we could be criticized for the accuracy, adequacy, or completeness of the disclosure of our ESG initiatives. We could fail, or be perceived to fail, in our achievement of these initiatives and goals as a result of rapidly evolving ESG definitions, rules, and regulations, including the SEC's proposed rules related to emissions disclosures and other ESG matters, such as internal planning issues and factors that are beyond our control, including those involving third parties. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. Our reputation or other aspects of our business could be negatively impacted by all such matters, with potential material adverse effects.

LEGAL, REGULATORY, AND COMPLIANCE RISKS

We are a party to lawsuits, investigations, and other disputes. We have been named a party to litigation involving a broad range of matters, including commercial transactions, employment matters, patent infringement, copyrights, trademarks, and other rights to technologies and related standards that are relevant to our products, as well as governmental claims, and securities laws, and we may be named in additional litigation and/or governmental claims. For example, certain U.S. governmental agencies previously conducted investigations into possible violations by us of the U.S. Foreign Corrupt Practices Act, or the FCPA, which ultimately resulted in the Company entering into a settlement with the SEC that involved, among other things, the Company making a payment of $11.8 million in August 2019. Future claims or initiated litigation may include claims against us or our manufacturers, suppliers, partners, or customers. Future claims asserted and/or litigation may be initiated by third parties, including whistleblowers, and may relate to infringement of proprietary rights, issues arising under the False Claims Act, compliance with securities laws, or other matters. The expense of initiating and defending, and in some cases settling, such litigation and investigations may be costly, and may cause us to suffer reputational harm, divert management's attention from day-to-day operations of our business, and may require us to implement certain remedial measures that could disrupt our business, operations, results of operations, financial condition, or cash flows. In addition, if we fail to comply with the terms of any settlement agreement, we could face more substantial penalties. An unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, or cash flows.

Further, increased patent litigation brought by non-practicing entities may result, and in some cases has resulted, in our customers requesting or requiring us to absorb a portion of the costs of such litigation or providing broader indemnification for litigation, each of which could increase our expenses and negatively affect our business, financial condition, and results of operations. Regardless of the merit of these claims, they may require us to develop alternative technologies, enter into license agreements, or cease engaging in certain activities or offering certain products or services. Furthermore, even arguably unmeritorious claims may be settled at significant costs to us because of the potential for high awards of damages or injunctive relief.

If any infringement or other intellectual property claim made against us or anyone we are required to indemnify is successful and we are required to pay significant monetary awards or damages to settle litigation, enter into royalty or licensing arrangements, or we fail to develop non-infringing technology and we incorporate infringing technology in our products, our business, financial condition, and results of operations could be materially and adversely affected.

Non-standard contract terms with telecommunications, cable, and cloud service provider companies, and other large customers, including large enterprise customers, could have an adverse effect on our business or impact the amount of revenues to be recognized. Telecommunications, cable, and cloud service provider companies, and other large companies, including large enterprise customers, generally have greater purchasing power than smaller entities and often request and receive more favorable terms from suppliers. As one such supplier, we may be required to agree to such terms and conditions, which may include terms that affect the amount or timing of or our ability to recognize revenue, increase our costs, and have an adverse effect on our business, financial condition, and results of operations. Consolidation among such large customers can further increase their buying power and ability to require onerous terms from us.

Regulations of our industry or of our customers could harm our operating results and future prospects. We are subject to laws, regulations, and policies affecting the sale of our products in a number of areas. For example, some governments have regulations prohibiting customers (both government and commercial) from purchasing products that do not meet country-specific safety, conformance, or security certification criteria or in-country test requirements. Other regulations that may negatively impact our business include local content or local manufacturing requirements most commonly applicable for government, state-owned enterprise, or regulated industry procurements. These types of regulations are in effect or under consideration in several jurisdictions where we do business.

The SEC requires us, as a public company that uses certain raw materials considered to be "conflict minerals" in our products, to report publicly on the extent to which "conflict minerals" are in our supply chain. As a provider of hardware end-products, we are several steps removed from the mining, smelting, or refining of any conflict minerals. Accordingly, our ability to determine with certainty the origin and chain of custody of these raw materials is limited. Our relationships with customers, suppliers, and investors could suffer if we are unable to describe our products as "conflict-free." We may also face increased costs in complying with conflict minerals disclosure requirements.

Environmental laws and regulations relevant to electronic equipment manufacturing or operations, including laws and regulations governing the hazardous material content of our products and the collection of and recycling of electrical and electronic equipment, may adversely impact our business and financial condition. In particular, we face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the chemical and material composition of our products, their safe use, the energy consumption associated with those products, climate change

laws, and regulations and product take-back legislation, which could require us to cease selling non-compliant products and to reengineer our products to use compliant components, which could result in additional costs to us, disrupt our operations, and result in an adverse impact on our operating results. If we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws, our customers may refuse to purchase our products and we could incur substantial costs or face other sanctions, which may include restrictions on our products entering certain jurisdictions. The amount and timing of costs to comply with environmental laws are difficult to predict.

In addition, as a contractor and subcontractor to the U.S. government, we are subject to federal regulations pertaining to our IT systems that require compliance with certain security and privacy controls. Failure to comply with these requirements could result in a loss of federal government business, subject us to claims or other remedies for non-compliance, or negatively impact our business, financial condition, and results of operations.

Further, some government customers have implemented and could continue to implement procurement policies that impact our profitability. Procurement policies favoring more non-commercial purchases, different pricing, or evaluation criteria or government contract negotiation offers based upon the customer's view of what our pricing should be, could affect the margins on such contracts or make it more difficult to compete on certain types of programs. Moreover, the failure to comply with government contracting provisions could result in penalties or the ineligibility to compete for future contracts. Government customers are continually evaluating their contract pricing and financing practices, and we have no assurance regarding what changes will be proposed, if any, and their impact on our financial position, cash flows, or results of operations.

Moreover, our commercial customers in the telecommunications industry may be subject to regulations and our business and financial condition could be adversely affected by changes in such regulations affecting our customers. Further, we could be affected by new laws or regulations on access to or commerce on IP networks in jurisdictions where we market our solutions. Regulations governing the range of services and business models that can be offered by service providers or cloud provider companies could adversely affect those customers' needs for products. Also, many jurisdictions have or are evaluating regulations relating to cybersecurity, supply chain integrity, privacy and data protection, any of which can affect the market and requirements for networking and security equipment. Additionally, certain countries where our customers operate may require that our products sold in that country be made locally or made in particular geographies, or satisfy local regulations for critical infrastructure projects, either of which could impact our ability to compete in those markets and may also negatively impact our margins due to the costs incurred to comply with these requirements.

The adoption and implementation of additional regulations could reduce demand for our products, increase the cost of building and selling our products, result in product inventory write-offs, impact our ability to ship products into affected areas and recognize revenue in a timely manner, require us to spend significant time and expense to comply with, and subject us to fines and civil or criminal sanctions or claims if we were to violate or become liable under such regulations. Any of these impacts could have a material adverse effect on our business, financial condition, and results of operations.

Governmental regulations, economic sanctions and other legal restrictions that affect international trade or affect movement and disposition of our products and component parts could negatively affect our revenues and operating results. The U.S. and other governments have imposed restrictions on the import and export of, among other things, certain telecommunications products and components, particularly those that contain or use encryption technology. Most of our products are telecommunications products that contain or use encryption technology and, consequently, are subject to restrictions. The scope, nature, and severity of such controls vary widely across different countries and may change frequently over time. In many cases, these government restrictions require a license prior to importing or exporting a good. Such licensing requirements can introduce delays into our operations as we or our channel partners must apply for the license and wait for government officials to process it or perform pre-shipment inspections; it is possible that lengthy delays will lead to the cancellation of orders by customers. Moreover, if we, our suppliers, or our channel partners fail to obtain necessary licenses prior to importing or exporting covered goods, we can be subject to government sanctions, including monetary penalties, conditions, and restrictions. Such license requirements, and any fines or other sanctions imposed for their violation could negatively affect our revenues and operating results.

In addition, the U.S. and other governments have especially broad sanctions and embargoes prohibiting provision of goods or services to certain countries, territories, sanctioned governments, businesses, and individuals. We have implemented systems to detect and prevent sales into restricted countries or to prohibited entities or individuals, but there can be no assurance that our third party, downstream resellers, and distributors will abide by these restrictions or have processes in place to ensure compliance.

Certain governments also impose special local content, certification, testing, source code review, escrow, and governmental recovery of private encryption keys, or other cybersecurity feature requirements to protect network equipment and software procured by or for the government. Similar requirements also may be imposed in procurements by state owned entities or even private companies forming part of "critical network infrastructure" or supporting sensitive industries.

In recent years, U.S. government officials have had concerns with the security of products and services from certain telecommunications and video providers based in China, Russia, and other regions. As a result, the U.S. government has imposed bans on the use of certain Chinese-origin and Russian-origin components or systems either in items sold to the U.S. government or in the internal networks of government contractors and subcontractors (even if those networks are not used for government-related projects). U.S. regulations also permit the U.S. government to investigate and possibly mandate the unwinding of commercial transactions between U.S. companies and foreign suppliers. This introduces uncertainty into our supply chain, our imports of end products and our overall operational planning.

In May 2021, the U.S. President issued an executive order on cybersecurity that signals the U.S. government's interest in developing standards and guidelines pertaining to Information and Communication Technology supply chains, government network capabilities and requirements, and cyber threat and vulnerability remediation. Any or all of these standards and guidelines could impact how we develop hardware and software, what features our products have, and our role in helping the U.S. government respond to cyber threats and vulnerabilities.

In response to Russia's invasion of Ukraine in February 2022, the U.S. and certain allies have imposed sanctions against the Russian government and other entities, which led to our suspension of operations in Russia, Belarus, and in the Donetsk, Luhansk, and Crimea regions of Ukraine. Accordingly, we are not able to sell or deliver our products or provide ongoing support services to our customers in Russia, Belarus, and in the Donetsk, Luhansk, and Crimea regions of Ukraine. The response by Russia and other countries to these sanctions could lead to an escalation of political tensions, economic instability in the area, and cyberwarfare. These actions, as well as the effect of such actions on macroeconomic conditions, could have an adverse impact on our business and operations.

Our actual or perceived failure to adequately protect personal data could adversely affect our business, financial condition, and results of operations. A wide variety of provincial, state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, extensive, and complex. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products and services. In addition, the interpretation and application of privacy and data protection-related laws in some cases is uncertain, and our legal and regulatory obligations are subject to frequent changes, including the potential for various regulator or other governmental bodies to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations, or to increase penalties. Moreover, there are a number of other legislative proposals worldwide, including in the U.S. at both the federal and state level, that could impose additional and potentially conflicting obligations in areas affecting our business. Examples of recent and anticipated developments that have impacted or could impact our business include the following:

- The EU General Data Protection Regulation ("GDPR") imposes stringent data protection requirements and provides significant penalties for noncompliance. As GDPR enforcement evolves, we may find it necessary to make further changes to our handling of personal data of residents of the European Economic Area ("EEA"). The regulatory environment applicable to the handling of EEA residents' personal data, and our actions in addressing such environment, may cause us to assume additional liabilities or incur additional costs and could result in our business, operating results, and financial condition being harmed. In addition, we and our customers may face a risk of enforcement actions by data protection authorities in the EEA relating to personal data transfers to us and by us from the EEA. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel, and negatively affect our business, operating results, and financial condition.

- Data protection legislation is also becoming increasingly common in the U.S. at both the federal and state level. State laws that are being enacted may require us to modify our data processing practices and policies, adapt our goods and services, and incur substantial costs and expenses to comply. Some state laws impose civil penalties on violators and authorize private rights of action, both of which might lead to an increase in the frequency and cost associated with data breach litigation.

- The Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data.

- We may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored within that country.

- Both U.S. federal and state, and non-U.S. governments are considering laws and regulations governing artificial intelligence ("AI") and machine learning tools that leverage commercial and consumer data, such as the EU's draft Artificial Intelligence Act. If finalized, these laws may impact some of our products and services, which may cause us to incur costs and expenses in order to comply.

- Among other emerging global privacy laws, India has released its draft Digital Personal Data Protection Bill 2022. Given our significant employee and operational presence in India, passage of the bill may cause us to incur increased costs in order to implement new processes necessary to comply with the new regulation.

Our actual or perceived failure to comply with applicable laws and regulations or other obligations to which we may be subject relating to personal data, or to protect personal data from unauthorized access, use, or other processing, could result in enforcement actions and regulatory investigations against us, claims for damages by customers and other affected individuals, fines, damage to our reputation, and loss of goodwill, any of which could have a material adverse effect on our operations, financial performance, and business. Further, evolving and changing definitions of personal data and personal information, within the EU, the U.S., U.K., and elsewhere, including the classification of IP addresses, machine identification information, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting business relationships and partnerships that may involve the sharing or uses of data, and may require significant costs, resources, and efforts in order to comply.

FINANCIAL RISKS

Our financial condition and results of operations could suffer if there is an impairment of goodwill or purchased intangible assets. As of December 31, 2022, our goodwill was $3,734.4 million, and our purchased intangible assets were $160.5 million. We are required to test intangible assets with indefinite lives, including goodwill, annually or, in certain instances, more frequently, and may be required to record impairment charges, which would reduce any earnings or increase any loss for the period in which the impairment was determined to have occurred. Our goodwill impairment analysis is sensitive to changes in key assumptions used in our analysis. If the assumptions used in our analysis are not realized, it is possible that an impairment charge may need to be recorded in the future. We cannot accurately predict the amount and timing of any impairment of goodwill or other intangible assets. However, any such impairment would have an adverse effect on our results of operations.

Changes in effective tax rates, the adoption of new U.S. or international tax legislation, or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results. Our future effective tax rates and the amount of our taxable income could be subject to volatility or adversely affected by the following: earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated earnings in countries where we have higher statutory rates; changes in the valuation of our deferred tax assets and liabilities; changes in the research and development ("R&D") tax laws applicable to us; transfer pricing adjustments related to certain acquisitions, including the license of acquired intangibles under our intercompany R&D cost sharing arrangement; costs related to intercompany restructuring; tax effects of share-based compensation; challenges to our methodologies for valuing developed technology or intercompany arrangements; limitations on the deductibility of net interest expense; or changes in tax laws, regulations, accounting principles, or interpretations thereof. Our future effective tax rate may be impacted by judicial decisions, changes in interpretation of regulations, as well as additional legislation and guidance.

Proposals to reform U.S. and foreign tax laws could significantly impact how U.S. multinational corporations are taxed on foreign earnings and could increase the U.S. corporate tax rate. Although we cannot predict whether or in what form these proposals may become law, several of the proposals considered, if enacted into law, could have an adverse impact on our effective tax rate, income tax expense, and cash flows. In August 2022, the U.S. enacted both the Inflation Reduction Act ("IRA") and the CHIPS and Science Act into law. The former includes a corporate alternative minimum tax and an excise tax on stock buybacks. While we are awaiting further guidance from the U.S. Treasury, we have assessed preliminary guidance and do not expect either the IRA or the CHIPS and Science Act to have a material impact. Further, the Organisation for Economic Co-operation and Development (the "OECD"), an international association of 38 countries, including the U.S., has issued guidelines that change long-standing tax principles. The OECD guidelines may introduce tax uncertainty as countries amend their tax laws to adopt certain parts of the guidelines. Some countries have enacted, and others have proposed, taxes based on gross receipts applicable to digital services, regardless of profitability. Substantially all member countries of the OECD/G20 Inclusive Framework agreed to certain tax principles, including a global minimum tax of 15%. In December 2022, the EU reached unanimous agreement, in principle, to implement the global minimum tax. EU members will be required to institute local laws in 2023, which are intended to be effective for tax years beginning after 2023. Additional changes to global tax laws are likely to occur, and such changes may adversely affect our tax liability.

In addition, we are generally subject to the continuous examination of our income tax returns by the Internal Revenue Service, and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes, but the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We are subject to risks arising from our international operations, which may adversely affect our business, financial condition, and results of operations. We derive a substantial portion of our revenues from our international operations, and we plan to continue expanding our business in international markets. We conduct significant sales and customer support operations directly and indirectly through our distributors and value-added resellers in countries throughout the world and depend on the operations of our contract manufacturers and suppliers that are located outside of the U.S. In addition, a portion of our R&D and our general and administrative operations are conducted outside the U.S. As a result of our international operations, we are affected by economic, business, regulatory, social, and political conditions in foreign countries, including the following:

- changes in general IT spending;
- global macroeconomic conditions, including recessionary cycles;
- the impact of the ongoing COVID-19 pandemic, and any other adverse public health developments, epidemic disease or other pandemic in the countries in which we operate or where our customers are located;
- the imposition of government controls, inclusive of critical infrastructure protection;
- changes in trade controls, economic sanctions, or other international trade regulations, which may affect our ability to import or export our products to or from various countries;
- laws that restrict sales of products that are developed, manufactured, or incorporate components or assemblies sourced from certain countries or suppliers to specific customers and industry segments, or for particular uses;
- varying and potentially conflicting laws and regulations, changes in laws and interpretation of laws, misappropriation of intellectual property and reduced intellectual property protection;
- political uncertainty, including demonstrations, that could have an impact on product delivery;
- impact of geopolitical tensions, challenges, and uncertainties as a result of armed conflicts and resulting sanctions imposed by the U.S. and other countries against governmental or other entities, that may lead to disruption, instability, and volatility in global and regional financial markets, as well as higher inflation, increases in prices of commodities, and disruptions to supply chains;
- increased tensions among the U.S., the North Atlantic Treaty Organization, and Russia that could increase the threat of armed conflict, cyberwarfare and economic instability and could disrupt or delay operations or resources in Ukraine or Russia, disrupt or delay communication with such resources or the flow of funds to support operations, or otherwise render our resources unavailable;
- fluctuations in local economies, including inflationary conditions that could make our solutions more expensive or could increase our costs of doing business in certain countries;
- fluctuations in currency exchange rates (see Quantitative and Qualitative Disclosures about Market Risk for more information);
- tax policies, treaties, or laws that could have an unfavorable business impact;
- the negotiation and implementation of free trade agreements between the U.S. and other nations;
- data privacy rules and other regulations that affect cross border data flow; and
- theft or unauthorized use or publication of our intellectual property and other confidential business information.

Any or all of these factors has or could have an adverse impact on our business, financial condition, and results of operations.

Moreover, local laws and customs in many countries differ significantly from or conflict with those in the U.S. or in other countries in which we operate. In many foreign countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations. Certain countries (such as Russia, China, and EU member nations with regard to Iran trade) prohibit individuals and companies resident in or operating within their borders to comply with foreign sanctions imposed on such countries themselves or on third countries. There can be no assurance that our employees, contractors, channel partners, and agents will not take actions in violation of our policies and procedures, which are designed to help ensure compliance with U.S. and foreign laws and policies. Violations of laws or key control policies by our employees, contractors, channel partners, or agents could result in termination of our relationship, financial reporting problems, fines, and/or penalties for us, or prohibition on the importation or exportation of our products and could have a material adverse effect on our business, financial condition, and results of operations.

There are risks associated with our outstanding and future indebtedness. As of December 31, 2022, we had $1,700.0 million in aggregate principal amount of outstanding senior notes, which we refer to collectively as the "Notes". In April 2019, we entered into a credit agreement (the "Credit Agreement") with certain institutional lenders that provides for a five-year $500.0 million unsecured revolving credit facility.

We may not be able to generate sufficient cash flow to enable us to satisfy our expenses, make anticipated capital expenditures or service our indebtedness, including the Notes. Our ability to pay our expenses, satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures is dependent upon our future performance and other factors discussed in this section. However, there can be no assurance that we will be able to manage any of these risks successfully.

The indenture that governs the Notes contains various covenants that limit our ability and the ability of our subsidiaries to, among other things: incur liens, incur sale and leaseback transactions, and consolidate or merge with or into, or sell substantially all of our assets to another person. Further, the Credit Agreement contains two financial covenants along with customary affirmative and negative covenants that include the following:

- maintenance of a leverage ratio no greater than 3.0x (provided that if a material acquisition has been consummated, we are permitted to maintain a leverage ratio no greater than 3.5x for up to four quarters) and an interest coverage ratio no less than 3.0x; and
- covenants that limit or restrict the ability of the Company and its subsidiaries to, among other things, grant liens, merge or consolidate, dispose of all or substantially all of its assets, change their accounting or reporting policies, change their business and incur subsidiary indebtedness, in each case subject to customary exceptions for a credit facility of this size and type.

As a result of these covenants, we are limited in the manner in which we can conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business. In addition, under applicable U.S. tax laws and regulations, there are limitations on the deductibility of net business interest expenses. As a result, if our taxable income were to decline, we may not be able to fully deduct our net interest expense, which could have a material impact on our business.

Further, we receive debt ratings from the major credit rating agencies in the U.S. Factors that influence our credit ratings include financial strength as well as transparency with rating agencies and timeliness of financial reporting. There can be no assurance that we will be able to maintain our credit ratings and failure to do so could adversely affect our cost of funds and related margins, liquidity, competitive position and access to capital markets.

Our investments are subject to risks, which may cause losses and affect the liquidity of these investments. We have substantial investments in asset-backed and mortgage-backed securities, certificates of deposit, commercial paper, corporate debt securities, foreign government debt securities, money market funds, mutual funds, time deposits, U.S. government agency securities, and U.S. government securities. We also have investments in privately-held companies. Certain of our investments are subject to general credit, liquidity, market, sovereign debt, and interest rate risks. Our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value related to creditworthiness of our publicly traded debt investments is judged to be material. In addition, should financial market conditions worsen in the future, investments in some financial instruments may be subject to risks arising from market liquidity and credit concerns, which could have a material adverse effect on our liquidity, financial condition, and results of operations.

GENERAL RISK FACTORS

Failing to adequately evolve our financial and managerial control and reporting systems and processes, or any weaknesses in our internal controls may adversely affect investor perception, and our stock price. We will need to continue to improve our financial and managerial control and our reporting systems and procedures to manage and grow our business effectively in the future. We are required to assess the effectiveness of our internal control over financial reporting annually and to disclose in our filing if such controls were unable to provide assurance that a material error would be prevented or detected in a timely manner. If in the future, our internal controls over financial reporting are determined to not be effective, resulting in a material weakness, investor perceptions regarding the reliability of our financial statements may be adversely affected, which could cause a decline in the market price of our stock and otherwise negatively affect our liquidity and financial condition.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum. The exclusive forum provisions in our bylaws may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our current or former directors, officers, or other employees, which may discourage such lawsuits against us and our current or former directors, officers, and other employees. Alternatively, if a court were to find the exclusive forum provisions contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material and adverse impact on our business.

ITEM 1B. *Unresolved Staff Comments*

Not applicable.

ITEM 2. *Properties*

Our corporate headquarters is located at an owned site in Sunnyvale, California. As of December 31, 2022, we leased space (including offices and other facilities) in locations throughout the United States and in various places outside the United States. We believe that our current offices and other facilities are in good condition and appropriately support our current business needs.

ITEM 3. *Legal Proceedings*

The information set forth under the heading "Legal Proceedings" in Note 15, *Commitments and Contingencies*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, is incorporated herein by reference.

ITEM 4. *Mine Safety Disclosures*

Not applicable.

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol JNPR.

Stockholders

As of February 8, 2023, there were 540 stockholders of record of our common stock, and we believe a substantially greater number of beneficial owners hold shares through brokers, banks, or other nominees.

Dividends

The declaration and amount of any future cash dividends are at the discretion of the Board of Directors and will depend on our financial performance, economic outlook, and any other relevant considerations.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides stock repurchase activity during the three months ended December 31, 2022 (in millions, except per share amounts):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[*]	Maximum Dollar Value of Shares that May Still Be Purchased Under the Plans or Programs[*]
October 1 - October 31, 2022	—	$ —	—	$ 679.5
November 1 - November 30, 2022	2.9	$ 30.00	2.9	$ 592.0
December 1 - December 31, 2022	—	$ —	—	$ 592.0
Total	2.9		2.9	

---

[*] Shares were repurchased during the periods set forth in the table above under our stock repurchase program, which had been approved by the Board and authorized us to purchase an aggregate of up to $3.0 billion of our common stock. Future share repurchases under our capital return plan will be subject to a review of the circumstances in place at that time and will be made from time to time in private transactions or open market purchases as permitted by securities laws and other legal requirements. This program may be discontinued at any time. See Note 10, *Equity*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further discussion of our share repurchase program.

Company Stock Performance

The information contained in this Company Stock Performance section shall not be deemed to be incorporated by reference into other U.S. Securities and Exchange Commission, or SEC, filings; nor deemed to be soliciting material or filed with the Commission or subject to Regulation 14A or 14C or subject to Section 18 of the Exchange Act. The comparisons in the performance graph below are based upon historical data and are not indicative of, or intended to forecast, future performance of our common stock.

The performance graph below shows the cumulative total stockholder return over a five-year period assuming the investment of $100 on December 31, 2017, in each of Juniper Networks' common stock, the Standard & Poor's 500 Stock Index ("S&P 500"), and the NASDAQ Telecommunications Index. Total stockholder return assumes reinvestment of all dividends.



	As of December 31,					
	2017	**2018**	**2019**	**2020**	**2021**	**2022**
JNPR	$ 100.00	$ 96.94	$ 91.49	$ 86.56	$ 141.42	$ 129.99
S&P 500	$ 100.00	$ 95.61	$ 125.70	$ 148.81	$ 191.48	$ 156.77
NASDAQ Telecommunications Index	$ 100.00	$ 105.27	$ 119.63	$ 148.58	$ 157.71	$ 119.73

ITEM 6. *[Reserved]*

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read with the Business section in Item 1 of Part I and the Consolidated Financial Statements and the related notes in Item 8 of Part II of this Report. We intend the discussion of our financial condition and results of operations to provide information that will assist the reader in understanding our Consolidated Financial Statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting estimates affect our Consolidated Financial Statements. To aid in understanding our operating results for the periods covered by this Report, we have provided an executive overview, which includes a financial results and key performance metrics overview and a discussion of material events and uncertainties known to management such as the COVID-19 pandemic and global component shortage. These sections should be read in conjunction with the more detailed discussion and analysis of our consolidated financial condition and results of operations in this Item 7, our "Risk Factors" section included in Item 1A of Part I, and our Consolidated Financial Statements and notes thereto included in Item 8 of Part II of this Report.

Executive Overview

Financial Results and Key Performance Metrics Overview

The following table provides an overview of our financial results and key financial metrics (in millions, except per share amounts, percentages, and days sales outstanding, or DSO):

	As of and for the Years Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
Net revenues	$ 5,301.2	$ 4,735.4	$ 565.8	12 %
Gross margin	$ 2,958.3	$ 2,740.1	$ 218.2	8 %
Percentage of net revenues	*55.8 %*	*57.9 %*		
Operating income	$ 519.1	$ 387.5	$ 131.6	34 %
Percentage of net revenues	*9.8 %*	*8.2 %*		
Net income	$ 471.0	$ 252.7	$ 218.3	86 %
Percentage of net revenues	*8.9 %*	*5.3 %*		
Net income per share				
Basic	$ 1.46	$ 0.78	$ 0.68	87 %
Diluted	$ 1.43	$ 0.76	$ 0.67	88 %
Operating cash flows	$ 97.6	$ 689.7	$ (592.1)	(86)%
Stock repurchase plan activity	$ 299.7	$ 433.3	$ (133.6)	(31)%
Cash dividends declared per common stock	$ 0.84	$ 0.80	$ 0.04	5 %
DSO[1]	76	69	7	10 %
Deferred revenue:				
Deferred product revenue	$ 108.8	$ 129.1	$ (20.3)	(16)%
Deferred service revenue	1,554.3	1,284.5	269.8	21 %
Total	$ 1,663.1	$ 1,413.6	$ 249.5	18 %
Deferred revenue from customer solutions[2]	$ 632.8	$ 442.1	$ 190.7	43 %
Deferred revenue from hardware maintenance and professional services	1,030.3	971.5	58.8	6 %
Total	$ 1,663.1	$ 1,413.6	$ 249.5	18 %

(1) DSO is for the fourth quarter ended December 31, 2022, and 2021.

(2) Includes deferred revenue from hardware solutions, software licenses, software support and maintenance and SaaS offerings sold in our Automated WAN Solutions, Cloud-Ready Data Center, and AI-Driven Enterprise customer solution categories.

- *Net Revenues:* Net revenues increased during 2022 compared to 2021 across all of our verticals, customer solutions, and geographies. Service net revenues increased primarily due to strong sales of software subscriptions.

- *Gross Margin:* Gross margin as a percentage of net revenues decreased during 2022 compared to 2021. Product gross margin decreased primarily due to incremental component costs due to supply chain constraints and product mix, partially offset by higher software revenue and pricing actions. The decrease in product gross margin was partially offset by the increase in service gross margin, which was primarily due to higher revenue and lower service delivery costs.

- *Operating Margin:* Operating income as a percentage of net revenues increased primarily due to higher revenue, partially offset by the drivers described in the gross margin discussion above and higher personnel-related expenses driven by an increase in headcount.

- *Operating Cash Flows:* Net cash provided by operations decreased primarily due to higher supplier payments for inventory and contract manufacturer deposits in order to address significant industry-wide supply constraints. As of December 31, 2022, our inventory balance was $642.9 million, an increase of $358.7 million from the prior year, and our contract manufacturer deposit balance was $434.7 million, an increase of $210.9 million from the prior year. We also had approximately $140 million in tax payments attributed to the capitalization and amortization requirements for R&D expenditures pursuant to the Tax Act. The increase in payments was partially offset by higher collections from increased invoicing activity.

- *Capital Return:* We continue to return capital to our stockholders. During 2022, we repurchased a total of 9.2 million shares of our common stock in the open market at an average price of $32.32 per share for an aggregate purchase price of $299.7 million. During 2022, we paid quarterly dividends of $0.21 per share, for an aggregate amount of $270.4 million.

- *DSO:* DSO is calculated as the ratio of ending accounts receivable, net of allowances, divided by average daily net revenues for the preceding 90 days. DSO increased, primarily driven by higher overall invoicing, partially offset by higher revenue.

- *Deferred Revenue:* Total deferred revenue increased, primarily driven by an increase in deferrals of SaaS and software license subscriptions.

Global Component Shortage and COVID-19 Pandemic Update

We continue to monitor and evaluate the impact of the COVID-19 pandemic on our business operations on a regional, national, and global basis. In 2022, we reopened our facilities world-wide for office-based employees in a new office/hybrid collaboration model. We do not expect the pandemic to have a substantial net impact on our consolidated operating results or our liquidity position.

We have a global supply chain, which is primarily composed of manufacturing partners and component suppliers. Global supply chain constraints in the wake of the COVID-19 pandemic have resulted in disruption to our production schedule due to both constrained manufacturing capacity as well as component parts shortages as our component vendors were also facing manufacturing challenges. These challenges resulted in extended lead times of certain products to our customers, increased logistics costs, and impacted the volume of products we were able to deliver, which negatively impacted our ability to recognize revenue. To meet our customer needs, our supply chain team has been executing on a strong risk mitigation plan to resolve our challenges, further enhance our supply chain resiliency, and mitigate the effects of disruptions including, multi-sourcing, pre-ordering components, transforming our logistics network, prioritizing critical customers, and partnering on solutions that limit disruptions to our operations while ensuring the safety of our employees, partners, and suppliers.

Similar to others, we continue to experience elevated component costs and inventory balances. These have had a negative impact on our gross margin and operating cash flow. We believe some of the strength in previous product orders was attributable to these industry supply chain challenges that were causing certain customers to place orders early in an effort to secure supply when needed, which resulted in significantly elevated backlog levels. In the third and fourth quarter of 2022, we

saw a decline in product orders as buying patterns normalized and customers consumed previously placed orders. We anticipate backlog to remain at elevated levels but expect it to decline as supply improves.

We believe the extended lead times and increased component and logistic costs will modestly improve through the course of 2023. We have taken pricing actions to mitigate some of the effects of rising component costs and general inflationary pressures arising from supply chain constraints as well as overall macroeconomic conditions, and expect these actions to have a more substantial impact in 2023. While the situation is dynamic, at this point in time, we believe we will have access to sufficient supplies of semiconductors and other components and will be able to meet our full-year financial forecast. See the section entitled "Risk Factors" in Item 1A of Part II of this Report for further discussion of this risk.

Critical Accounting Estimates

The preparation of the financial statements and related disclosures in conformity with U.S. GAAP requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and the accompanying notes. We base our estimates and assumptions on current facts, historical experience, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Note 1, *Description of Business, Basis of Presentation and Significant Accounting Policies*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements.

The below accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

- *Revenue Recognition:* We enter into contracts to sell our products and services, and while most of our sales agreements contain standard terms and conditions, there are agreements that contain non-standard terms and conditions and include promises to transfer multiple goods or services. As a result, significant interpretation and judgment are sometimes required to determine the appropriate accounting for these transactions, including: (1) whether performance obligations are considered distinct that should be accounted for separately versus together, how the price should be allocated among the performance obligations, and when to recognize revenue for each performance obligation; (2) developing an estimate of the stand-alone selling price, or SSP, of each distinct performance obligation; (3) combining contracts that may impact the allocation of the transaction price between product and services; and (4) estimating and accounting for variable consideration, including rights of return, rebates, price protection, expected penalties or other price concessions as a reduction of the transaction price.

  Our estimates of SSP for each performance obligation require judgment that considers multiple factors, including, but not limited to, historical discounting trends for products and services, pricing practices in different geographies and through different sales channels, gross margin objectives, internal costs, competitor pricing strategies, and industry technology lifecycles. Our estimates for rights of return, rebates, and price protection are based on historical sales returns and price protection credits, specific criteria outlined in customer contracts or rebate agreements, and other factors known at the time. Our estimates for expected penalties and other price concessions are based on historical trends and expectations regarding future incurrence.

  Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

- *Income Taxes:* We are subject to income taxes in the United States and numerous foreign jurisdictions. We apply the authoritative accounting guidance for uncertainty in income taxes to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely affect our provision for income taxes. Significant judgment is required in evaluating our uncertain tax positions and determining our taxes including the interpretation and application of GAAP and complex domestic and international tax laws and matters related to the allocation of international taxation rights between countries. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

  Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Recent Accounting Pronouncements

See Note 1, *Description of Business, Basis of Presentation and Significant Accounting Policies*, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

Results of Operations

A discussion regarding our financial condition and results of operations for the fiscal year ended December 31, 2022 compared to 2021 is presented below. A discussion regarding our financial condition and results of operations for the fiscal year ended December 31, 2021 compared to 2020 can be found under Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 11, 2022, which is available on the SEC's website at www.sec.gov and our Investor Relations website at http://investor.juniper.net.

Revenues

The following table presents net revenues by customer solution, customer vertical, and geographic region (in millions, except percentages):

| | Years Ended December 31, | | | |
	2022	2021	$ Change	% Change
Customer Solutions:				
Automated WAN Solutions	$ 1,865.3	$ 1,665.0	$ 200.3	12 %
Percentage of net revenues	*35.2 %*	*35.2 %*		
Cloud-Ready Data Center	878.9	727.1	151.8	21 %
Percentage of net revenues	*16.6 %*	*15.4 %*		
AI-Driven Enterprise	1,026.2	830.4	195.8	24 %
Percentage of net revenues	*19.4 %*	*17.5 %*		
Hardware Maintenance and Professional Services	1,530.8	1,512.9	17.9	1 %
Percentage of net revenues	*28.8 %*	*31.9 %*		
Total net revenues	$ 5,301.2	$ 4,735.4	$ 565.8	12 %
Customer Verticals:				
Cloud	$ 1,393.6	$ 1,228.0	$ 165.6	13 %
Percentage of net revenues	*26.3 %*	*25.9 %*		
Service Provider	1,891.2	1,839.1	52.1	3 %
Percentage of net revenues	*35.7 %*	*38.8 %*		
Enterprise	2,016.4	1,668.3	348.1	21 %
Percentage of net revenues	*38.0 %*	*35.3 %*		
Total net revenues	$ 5,301.2	$ 4,735.4	$ 565.8	12 %
Geographic Regions:				
Americas:				
United States	$ 2,931.6	$ 2,426.9	$ 504.7	21 %
Other	225.2	222.2	3.0	1 %
Total Americas	3,156.8	2,649.1	507.7	19 %
Percentage of net revenues	*59.6 %*	*55.9 %*		
EMEA	1,370.0	1,314.5	55.5	4 %
Percentage of net revenues	*25.8 %*	*27.8 %*		
APAC	774.4	771.8	2.6	— %
Percentage of net revenues	*14.6 %*	*16.3 %*		
Total net revenues	$ 5,301.2	$ 4,735.4	$ 565.8	12 %

Total net revenues increased across all customer solutions mainly driven by higher sales volume.

The Automated WAN Solutions and the Cloud-Ready Data Center revenue increased across all verticals.

The AI-Driven Enterprise revenue increase was primarily driven by Enterprise and Service Provider, partially offset by a decline in Cloud.

Also, software and security products and services represent key areas of our strategic focus that are critical components to our business success. Software and related service offerings include revenue from software license, software support and maintenance and SaaS contracts. Total security offerings include revenue from our complete portfolio of hardware and software security products, including SD-WAN solutions, as well as services related to our security solutions.

The following table presents net revenues from software and security products and services (in millions, except percentages):

| | Years Ended December 31, | | | |
	2022	2021	$ Change	% Change
Software and Related Services	$ 994.2	$ 760.9	$ 233.3	31 %
Percentage of net revenues	18.8 %	16.1 %		
Total Security	$ 628.6	$ 656.9	$ (28.3)	(4)%
Percentage of net revenues	11.9 %	13.9 %		

Gross Margins

The following table presents gross margins (in millions, except percentages):

| | Years Ended December 31, | | | |
	2022	2021	$ Change	% Change
Product gross margin	$ 1,778.2	$ 1,668.7	$ 109.5	7 %
Percentage of product revenues	50.2 %	54.2 %		
Service gross margin	1,180.1	1,071.4	108.7	10 %
Percentage of service revenues	67.0 %	64.6 %		
Total gross margin	$ 2,958.3	$ 2,740.1	$ 218.2	8 %
Percentage of net revenues	55.8 %	57.9 %		

Our gross margins as a percentage of net revenues have been and will continue to be affected by a variety of factors, including general inflationary pressures, the mix and average selling prices of our products and services, new product introductions and enhancements, manufacturing, component and logistics costs, expenses for inventory obsolescence and warranty obligations, cost of support and service personnel, customer mix as we continue to expand our footprint with certain strategic customers, the mix of distribution channels through which our products and services are sold, and import tariffs. For example, our logistics and other supply chain-related costs have increased due to the ongoing global component shortage. For more information on the impact of supply chain constraints on our business, see the "Risk Factors" section of Item 1A of Part I of this Report.

Product gross margin

Product gross margin as a percentage of product revenues decreased primarily due to $64.8 million in incremental component costs due to supply chain constraints and product mix, partially offset by higher software revenue and pricing actions. We continue to undertake specific efforts to address certain factors impacting our product gross margin. These efforts include performance and quality improvements through engineering to increase value across our products; optimizing our supply chain and service business; pricing management; and increasing software and solution sales.

Service gross margin

Service gross margin as a percentage of service net revenues increased primarily due to higher revenue and lower delivery costs.

Operating Expenses

The following table presents operating expenses (in millions, except percentages):

	Years Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
Research and development	$ 1,036.1	$ 1,007.2	$ 28.9	3 %
Percentage of net revenues	*19.5 %*	*21.3 %*		
Sales and marketing	1,133.4	1,052.7	80.7	8 %
Percentage of net revenues	*21.4 %*	*22.2 %*		
General and administrative	249.5	249.8	(0.3)	— %
Percentage of net revenues	*4.7 %*	*5.3 %*		
Restructuring charges	20.2	42.9	(22.7)	(53)%
Percentage of net revenues	*0.4 %*	*0.9 %*		
Total operating expenses	$ 2,439.2	$ 2,352.6	$ 86.6	4 %
Percentage of net revenues	*46.0 %*	*49.7 %*		

Our operating expenses have historically been driven in large part by personnel-related costs, including salaries and wages; commissions and bonuses, which we refer to collectively as variable compensation; benefits; share-based compensation; and travel. Facility and information technology, or IT, departmental costs are allocated to each department based on usage and headcount. We had a total of 10,901 and 10,191 employees as of December 31, 2022, and 2021, respectively. Our headcount increased by 710 employees, or 7%, primarily from hiring for the research and development and sales and marketing organizations. We expect inflationary pressures to impact operating expense, at least for the next twelve months.

Research and development

Research and development expense, or R&D, increased primarily due to higher personnel-related costs driven by headcount growth.

Sales and marketing

Sales and marketing expense, or S&M, increased primarily due to higher personnel-related costs driven by headcount growth, higher variable compensation and higher travel expenses, as well as higher costs associated with marketing initiatives.

Restructuring charges

Restructuring charges decreased primarily due to lower contract termination, facility consolidation, severance and other exit-related costs recorded in 2022 under the 2022 Restructuring Plan, compared to the charges recorded in 2021 under the 2021 Restructuring Plan.

Gain on Divestiture

The following table presents the gain on divestiture (in millions, except percentages):

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Gain on divestiture	$ 45.8	$ —	$ 45.8	N/M
Percentage of net revenues	*0.9 %*	*— %*		

N/M - Not meaningful

In 2022, we recognized a gain of $45.8 million related to the divestiture of our silicon photonics business for cash consideration of $90.0 million and a 25% equity interest in the business. For further discussion of the divestiture, see Note 2, *Divestiture*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report.

Loss on Extinguishment of Debt

The following table presents the loss on extinguishment of debt (in millions, except percentages):

| | Years Ended December 31, | | | |
	2022	2021	$ Change	% Change
Loss on extinguishment of debt	$ —	$ (60.6)	$ 60.6	N/M
Percentage of net revenues	*— %*	*(1.3)%*		

N/M - Not meaningful

In 2021, we incurred a loss on extinguishment of debt of $60.6 million related to the redemption of our Senior Notes maturing in 2024 and June 2025. The loss primarily consisted of a premium on the early redemption and acceleration of unamortized debt discount and fees on the redeemed debt.

Other Expense, Net

The following table presents other expense, net (in millions, except percentages):

| | Years Ended December 31, | | | |
	2022	2021	$ Change	% Change
Interest income	$ 19.6	$ 14.9	$ 4.7	32 %
Interest expense	(58.6)	(50.8)	(7.8)	15 %
Gain on investments, net	8.8	17.6	(8.8)	(50)%
Other	1.6	1.5	0.1	7 %
Total other expense, net	$ (28.6)	$ (16.8)	$ (11.8)	70 %
Percentage of net revenues	*(0.5)%*	*(0.4)%*		

Interest income primarily includes interest earned on our cash, cash equivalents, and investments. Interest expense primarily includes interest, net of capitalized interest expense, from long-term debt and customer financing arrangements. Gain on investments, net, primarily includes gains (losses) from the sale of investments in public and privately-held companies, and any observable changes in fair value and impairment charges recorded on these investments. Other typically consists of foreign exchange gains and losses and other non-operational income and expense items.

Total other expense, net, increased primarily due to higher interest expense related to our debt portfolio and lower net gains from equity investments, partially offset by higher interest income related to our fixed income investment portfolio, as a result of higher yields.

Income Tax Provision

The following table presents income tax provision (in millions, except percentages):

	Years Ended December 31,			
	2022	2021	$ Change	% Change
Income tax provision	$ 60.5	$ 57.4	$ 3.1	5 %
Effective tax rate	*11.3 %*	*18.5 %*		

The effective tax rate for fiscal year 2022 was lower than fiscal year 2021, primarily due to the net difference in discrete items in fiscal year 2022 compared to fiscal year 2021 and a change in the geographic mix of earnings. For a complete reconciliation of our effective tax rate to the U.S. federal statutory rate of 21% and further explanation of our income tax provision, see Note 13, *Income Taxes*, in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report.

Beginning January 1, 2022, as a result of the Tax Cuts and Jobs Act of 2017 ("Tax Act"), all our U.S. and non-U.S. based R&D expenditures are being capitalized and amortized over five and fifteen years, respectively. In 2022, the new regulations resulted in incremental cash tax payments of approximately $140 million and a reduction in our effective tax rate due to increased benefit from U.S. foreign-derived intangible income. In 2023, the new regulations are expected to result in incremental cash tax payments of up to $25 million related to 2022. The actual impact on future cash flow from operations will primarily depend on if and when this legislation is deferred, modified, or repealed by the U.S. Congress, including if retroactively, and the amount of R&D expenditures paid or incurred in those respective years. We estimate the largest impact will have been to 2022 cash flow from operations and that the impact in future years should gradually decrease over the five- and fifteen-year amortization periods. The Company's future effective tax rate may be impacted.

Liquidity and Capital Resources

Liquidity and capital resources may be impacted by our operating activities as well as acquisitions, investments in strategic relationships, repurchases of shares of our common stock, and payment of cash dividends on our common stock. Since the enactment of the Tax Act, we have repatriated a significant amount of cash from outside of the U.S., and plan to continue to repatriate on an ongoing basis. We intend to use the repatriated cash to invest in the business, support value-enhancing mergers and acquisitions, and fund our return of capital to stockholders.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents, short-term, and long-term investments, cash generated from operations together with the revolving credit facility and our ability to access to capital markets will be sufficient to fund our operations; planned stock repurchases and dividends; capital expenditures; purchase commitments and other liquidity requirements; and anticipated growth for at least the next twelve months and thereafter for the foreseeable future. However, our future liquidity and capital requirements may vary materially from those now planned depending on many factors, including, but not limited to, our growth rate; the timing and amount we spend to support development efforts; the expansion of sales and marketing activities; the introduction of new and enhanced products and services; the costs to acquire or invest in businesses and technologies; an increase in manufacturing or component costs; and the risks and uncertainties detailed in the "Risk Factors" section of Item 1A of Part I of this Report.

The Company's material cash requirements include the following contractual and other obligations.

Debt

As of December 31, 2022, we had outstanding fixed-rate senior notes with varying maturities for an aggregate principal amount of $1,700.0 million (collectively the "Notes"), none of which is payable within 12 months. Future interest payments associated with the Notes total $650.0 million, with $55.4 million payable within 12 months.

Purchase Commitments with Contract Manufacturers and Suppliers

In order to reduce manufacturing lead times and in the interest of having access to adequate component supply, we enter into agreements with contract manufacturers and certain suppliers to procure inventory based on the Company's requirements. A significant portion of the Company's purchase commitments arising from these agreements consists of firm and non-cancelable commitments. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust its requirements based on the Company's business needs prior to firm orders being placed. As of December 31, 2022, we had purchase commitments of $2,476.3 million, with $2,101.1 million payable within 12 months.

Tax

Our transition tax liability represents future cash payments on accumulated foreign earnings of subsidiaries as a result of the Tax Act. The Company has elected to pay its transition tax, net of applicable tax refunds, over the eight-year period provided in the Tax Act. As of December 31, 2022, the balance of our transition tax obligation was $250.6 million, with $52.1 million payable within 12 months.

As of December 31, 2022, the Company had $81.0 million included in long-term income taxes payable on the Consolidated Balance Sheets for unrecognized tax positions. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments related to this amount due to uncertainties in the timing of tax audit outcomes.

In 2022, we made tax payments of approximately $253.2 million of which approximately $140 million can be attributed to the capitalization and amortization requirements for R&D expenditures pursuant to the Tax Act.

Leases

The Company leases its facilities and certain equipment under non-cancelable operating leases that have remaining lease terms of 1 to 9 years and 1 to 4 years, respectively. As of December 31, 2022, we had fixed lease payment obligations of $177.3 million, with $48.7 million payable within 12 months.

Unconditional Purchase Obligations - Other

Unconditional purchase obligations consist of agreements that include firm and non-cancelable terms to transfer funds in the future for fixed or minimum amounts or quantities to be purchased at fixed or minimum prices. As of December 31, 2022, we had unconditional purchase obligations of $96.8 million, with $48.4 million payable within 12 months. See Note 15, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further discussion of our unconditional purchase obligations.

Guarantees

We have financial guarantees consisting of third-party financing arrangements extended to end-user customers and standby letters of credit for certain lease facilities, insurance programs, and customs of $27.4 million as of December 31, 2022.

Capital Return

In addition to our cash requirements, we have a capital return program authorized by the Board of Directors (the "Board"). In January 2018, the Board, approved a $2.0 billion share repurchase program, which we refer to as the 2018 Stock Repurchase Program. In October 2019, the Board authorized a $1.0 billion increase to the 2018 Stock Repurchase Program for a total of $3.0 billion.

During the fiscal year ended December 31, 2022, we repurchased 9.2 million shares of our common stock in the open market at an average price of $32.32 per share for an aggregate purchase price of $299.7 million, under the 2018 Stock Repurchase Program. As of December 31, 2022, there was $0.6 billion of authorized funds remaining under the 2018 Stock Repurchase Program.

Future share repurchases under the 2018 Stock Repurchase Program will be subject to a review of the circumstances at that time and will be made from time to time in private transactions or open market purchases as permitted by securities laws and other legal requirements. Our 2018 Stock Repurchase Program may be discontinued at any time. See Note 10, *Equity*, in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further discussion of our share purchase program.

In addition, any future dividends, and the establishment of record and payment dates, are subject to approval by the Board or an authorized committee thereof. See Note 16, *Subsequent Events*, in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for discussion of our dividend declaration subsequent to December 31, 2022.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Risk

Interest Income Risk - Available-for-Sale Fixed Income Securities

The primary objectives of our investment activities are, in order of priority, to preserve principal, maintain liquidity, and maximize yield. The value of our investments is subject to market price volatility. To minimize this risk, we maintain an investment portfolio of various holdings, types, and maturities, which includes asset-backed and mortgage-backed securities, certificates of deposit, commercial paper, corporate debt securities, foreign government debt securities, time deposits, U.S. government agency securities, and U.S. government securities. At any time, a rise in interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, a decline in interest rates could have a material impact on interest income from our investment portfolio. We do not currently hedge these interest rate exposures.

The following tables present hypothetical changes in fair value of our available-for-sale fixed income securities held as of December 31, 2022 and 2021 that are sensitive to changes in interest rates assuming immediate parallel shifts in the yield curve of 50 basis points, or BPS, 100 BPS and 150 BPS, which are representative of the historical movements in the Federal Funds Rate (in millions):

	- 150 BPS	- 100 BPS	- 50 BPS	Fair Value as of December 31, 2022	+ 50 BPS	+ 100 BPS	+ 150 BPS
Available-for-sale fixed income securities	$ 415.8	$ 414.8	$ 413.8	$ 412.8	$ 411.8	$ 410.8	$ 409.8

	- 150 BPS	- 100 BPS	- 50 BPS	Fair Value as of December 31, 2021	+ 50 BPS	+ 100 BPS	+ 150 BPS
Available-for-sale fixed income securities	$ 820.2	$ 816.7	$ 813.5	$ 810.1	$ 806.7	$ 803.4	$ 800.1

Interest rate swaps

The Company uses interest rate swaps to convert certain of our fixed interest rate notes to floating interest rates based on the London InterBank Offered Rate (LIBOR), resulting in a net increase or decrease in interest expense. These swaps hedge against the interest rate risk exposures of the designated debt issuances. As of December 31, 2022 and December 31, 2021, the aggregate notional amount of the interest rate swaps was $600.0 million. As of December 31, 2022, the fair value of the interest rate swaps resulted in a liability of $87.4 million. As of December 31, 2021, the fair value of the interest rate swaps resulted in an asset of $2.1 million and a liability of $2.5 million. A hypothetical 10% change in the interest rates as of December 31, 2022 would not have had a material impact to our operating results or the fair value of the interest rate swaps.

Interest Rate Locks

The Company uses interest rate locks, which hedge the impact of changes in the benchmark interest rate to future interest payments and will be terminated upon closing of our future debt issuance. We record changes in the fair value of these cash flow hedges of interest rate risk in accumulated other comprehensive income (loss) until the anticipated refinancing. Upon refinancing of our debt and termination of the derivative instruments, the fair value of these interest rate locks will be amortized over the term of our new debt to interest expense. As of December 31, 2022 and December 31, 2021, the aggregate notional amount of the interest rate locks was $650.0 million. As of December 31, 2022 and December 31, 2021, the fair value of these contracts resulted in an asset of $125.4 million and $45.0 million, respectively. A hypothetical 10% change in the interest rates as of December 31, 2022 would not have had a material impact to the fair value of the interest rate locks.

Foreign Currency Risk and Foreign Exchange Forward Contracts

Periodically, we use derivatives to hedge against fluctuations in foreign exchange rates. We do not enter into derivatives for speculative or trading purposes.

We use foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These foreign exchange forward contracts typically have maturities of approximately one to four months.

Our sales and costs of product revenues are primarily denominated in U.S. Dollars. Our cost of service revenue and operating expenses are denominated in U.S. Dollars as well as other foreign currencies, including the British Pound, Chinese Yuan, Euro, and the Indian Rupee. Approximately 79% of such costs and operating expenses are denominated in U.S. Dollars. Periodically, we use foreign currency forward and/or option contracts to hedge certain forecasted foreign currency transactions to reduce variability in cost of service revenue and operating expenses caused by non-U.S. Dollar denominated operating expense and costs. In designing a specific hedging approach, we consider several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular hedge instrument, and potential effectiveness of the hedge. These derivatives are designated as cash flow hedges and have maturities of thirty-six months or less. The change in foreign currency exchange rates compared to prior periods resulted in a reduction to our operating expenses including cost of service revenue, research and development, sales and marketing, and general and administrative expenses, by $69.4 million, or 1.7%, for the year ended December 31, 2022 and an increase by $28.2 million, or 0.6%, for the year ended December 31, 2021. See Note 5, *Derivative Instruments*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further discussion of our derivative and hedging activity.

We have performed a sensitivity analysis as of December 31, 2022 and as of December 31, 2021, using a modeling technique that measures the change in the amount of non-U.S. Dollar cash, cash equivalents, and marketable securities arising from a hypothetical 10% movement in the levels of foreign currency exchange rates relative to the U.S. Dollar, with all other variables held constant. The foreign currency exchange rates we used were based on market rates in effect on December 31, 2022 and December 31, 2021, respectively. The sensitivity analysis indicated that a hypothetical 10% movement in foreign currency exchange rates would change the amount of cash, cash equivalents, and investments we would report in U.S. Dollars as of December 31, 2022 and December 31, 2021 by $32.3 million, or 2.6%, and by $37.0 million, or 2.2%, respectively.

Equity Price Risk

We have also invested in privately-held companies. Depending on the nature of these investments, some can be carried at cost, adjusted for changes from observable transactions for identical or similar investments of the same issuer, less impairment, and others can be carried at fair value. The carrying values of our investments in privately-held companies were $226.6 million and $197.1 million as of December 31, 2022 and December 31, 2021, respectively. The privately-held companies in which we invest can still be considered to be in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages, and may never materialize. We could lose our entire investment in these companies. Our evaluation of investments in privately-held companies is based on the fundamentals of the businesses invested in, including, among other factors, the nature of their technologies and potential for financial return.

ITEM 8. *Financial Statements and Supplementary Data*

Juniper Network, Inc.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Juniper Networks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Juniper Networks, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the Index at Item 15(a)2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 10, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Identification of distinct performance obligations in revenue contracts

Description of the matter	As described in Note 1 to the consolidated financial statements, the Company's contracts with customers sometimes contain multiple performance obligations, which are accounted for separately if they are distinct. In such cases, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred. For example, product revenue is recognized at the time of hardware shipment or delivery of software license, and support revenue is recognized over time as the services are performed. Auditing the Company's revenue recognition was challenging, specifically related to identifying and determining the distinct performance obligations and the associated timing of revenue recognition. For example, there were nonstandard terms and conditions that required judgment to determine the distinct performance obligations and the impact on the timing of revenue recognition.

How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's revenue recognition process, including controls to identify and determine the distinct performance obligations and the timing of revenue recognition.
	Among the procedures we performed to test the identification and determination of the distinct performance obligations and the timing of revenue recognition, we read the executed contract and purchase order to understand the contract, identified the performance obligation(s), determined the distinct performance obligations, and evaluated the timing and amount of revenue recognized for a sample of individual sales transactions. We evaluated the accuracy of the Company's contract summary documentation, specifically related to the identification and determination of distinct performance obligations and the timing of revenue recognition.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1996.
San Jose, California

February 10, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Juniper Networks, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Juniper Networks, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Juniper Networks, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the Index at Item 15(a)2 and our report dated February 10, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
February 10, 2023

Juniper Networks, Inc.

Consolidated Statements of Operations
(In millions, except per share amounts)

		Years Ended December 31,				
		2022		2021		2020
Net revenues:						
Product	$	3,539.9	$	3,078.1	$	2,845.0
Service		1,761.3		1,657.3		1,600.1
Total net revenues		5,301.2		4,735.4		4,445.1
Cost of revenues:						
Product		1,761.7		1,409.4		1,278.6
Service		581.2		585.9		592.8
Total cost of revenues		2,342.9		1,995.3		1,871.4
Gross margin		2,958.3		2,740.1		2,573.7
Operating expenses:						
Research and development		1,036.1		1,007.2		958.4
Sales and marketing		1,133.4		1,052.7		938.8
General and administrative		249.5		249.8		255.4
Restructuring charges		20.2		42.9		68.0
Total operating expenses		2,439.2		2,352.6		2,220.6
Operating income		519.1		387.5		353.1
Gain on divestiture		45.8		—		—
Loss on extinguishment of debt		—		(60.6)		(55.0)
Other expense, net		(28.6)		(16.8)		(32.9)
Income before income taxes and loss from equity method investment		536.3		310.1		265.2
Income tax provision		60.5		57.4		7.4
Loss from equity method investment, net of tax		4.8		—		—
Net income	$	471.0	$	252.7	$	257.8
Net income per share:						
Basic	$	1.46	$	0.78	$	0.78
Diluted	$	1.43	$	0.76	$	0.77
Shares used in computing net income per share:						
Basic		322.1		324.4		330.4
Diluted		329.5		331.6		335.2

See accompanying Notes to Consolidated Financial Statements

Juniper Networks, Inc.

Consolidated Statements of Comprehensive Income
(In millions)

	Years Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 471.0	$ 252.7	$ 257.8
Other comprehensive income (loss), net of tax:			
Available-for-sale debt securities:			
Change in net unrealized gains and losses	(6.5)	(5.0)	5.7
Net realized losses (gains) reclassified into net income	0.4	(1.2)	(1.3)
Net change on available-for-sale debt securities	(6.1)	(6.2)	4.4
Cash flow hedges:			
Change in net unrealized gains and losses	15.7	(13.5)	54.4
Net realized losses (gains) reclassified into net income	26.8	(25.2)	7.6
Net change on cash flow hedges	42.5	(38.7)	62.0
Change in foreign currency translation adjustments	(30.1)	(12.8)	7.7
Other comprehensive income (loss), net	6.3	(57.7)	74.1
Comprehensive income	$ 477.3	$ 195.0	$ 331.9

See accompanying Notes to Consolidated Financial Statements

Juniper Networks, Inc.

Consolidated Balance Sheets
(In millions, except par values)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 880.1	$ 922.5
Short-term investments	210.3	315.5
Accounts receivable, net of allowance for doubtful accounts of $11.1 and $6.7 as of December 31, 2022 and 2021, respectively	1,227.3	994.4
Inventory	619.4	272.6
Prepaid expenses and other current assets	680.0	451.6
Total current assets	3,617.1	2,956.6
Property and equipment, net	666.8	703.0
Operating lease assets	141.6	161.3
Long-term investments	139.6	455.5
Purchased intangible assets, net	160.5	284.3
Goodwill	3,734.4	3,762.1
Other long-term assets	866.7	564.2
Total assets	$ 9,326.7	$ 8,887.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 347.4	$ 273.7
Accrued compensation	306.1	336.0
Deferred revenue	1,020.5	937.9
Other accrued liabilities	404.9	328.9
Total current liabilities	2,078.9	1,876.5
Long-term debt	1,601.3	1,686.8
Long-term deferred revenue	642.6	475.7
Long-term income taxes payable	279.4	330.5
Long-term operating lease liabilities	117.7	142.2
Other long-term liabilities	131.7	58.4
Total liabilities	4,851.6	4,570.1
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $0.00001 par value; 10.0 shares authorized; none issued and outstanding	—	—
Common stock, $0.00001 par value; 1,000.0 shares authorized; 322.9 shares and 321.6 shares issued and outstanding as of December 31, 2022 and 2021, respectively	—	—
Additional paid-in capital	6,846.4	6,972.6
Accumulated other comprehensive income (loss)	4.2	(2.1)
Accumulated deficit	(2,375.5)	(2,653.6)
Total stockholders' equity	4,475.1	4,316.9
Total liabilities and stockholders' equity	$ 9,326.7	$ 8,887.0

See accompanying Notes to Consolidated Financial Statements

Juniper Networks, Inc.
Consolidated Statements of Cash Flows
(In millions)

	Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 471.0	$ 252.7	$ 257.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation expense	209.3	222.6	190.2
Depreciation, amortization, and accretion	217.7	237.4	212.4
Operating lease assets expense	40.3	44.9	42.3
Gain on divestiture	(45.8)	—	—
Loss from equity method investment	4.8	—	—
Loss on extinguishment of debt	—	60.6	55.0
Deferred income taxes	(222.5)	71.7	(52.3)
Other	(2.6)	(1.1)	(2.9)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	(232.0)	(31.8)	(76.1)
Prepaid expenses and other assets	(658.0)	(310.0)	(117.8)
Accounts payable	67.4	0.2	56.0
Accrued compensation	(23.1)	70.3	38.7
Income taxes payable	21.1	24.3	(57.2)
Other accrued liabilities	(1.6)	(80.8)	4.4
Deferred revenue	251.6	128.7	61.5
Net cash provided by operating activities	97.6	689.7	612.0
Cash flows from investing activities:			
Purchases of property and equipment	(105.1)	(100.0)	(100.4)
Proceeds from divestiture, net	89.1	—	—
Purchases of available-for-sale debt securities	(104.1)	(649.8)	(967.0)
Proceeds from sales of available-for-sale debt securities	118.2	546.1	360.4
Proceeds from maturities and redemptions of available-for-sale debt securities	390.3	394.0	865.0
Purchases of equity securities	(16.5)	(10.1)	(17.4)
Proceeds from sales of equity securities	47.7	25.6	9.7
Proceeds from Pulse note receivable	—	—	50.0
Payments for business acquisitions, net of cash and cash equivalents acquired	—	(182.6)	(438.1)
Subsequent payments related to acquisitions in prior years	(14.6)	(10.1)	(45.9)
Other	2.5	0.7	(5.2)
Net cash provided by (used in) investing activities	407.5	13.8	(288.9)
Cash flows from financing activities:			
Repurchase and retirement of common stock	(315.2)	(443.5)	(381.1)
Proceeds from issuance of common stock	57.2	56.4	54.7
Payment of dividends	(270.4)	(259.1)	(264.1)
Payment of debt	—	(423.8)	(376.2)
Issuance of debt, net	—	—	792.4
Payment for debt extinguishment costs	—	(58.3)	(52.9)
Other	—	(3.4)	4.8
Net cash used in financing activities	(528.4)	(1,131.7)	(222.4)

		Years Ended December 31,				
		2022		**2021**		**2020**
Effect of foreign currency exchange rates on cash, cash equivalents, and restricted cash		(21.7)		(12.1)		5.8
Net (decrease) increase in cash, cash equivalents, and restricted cash		(45.0)		(440.3)		106.5
Cash, cash equivalents, and restricted cash at beginning of period		942.7		1,383.0		1,276.5
Cash, cash equivalents, and restricted cash at end of period	$	897.7	$	942.7	$	1,383.0
Supplemental disclosures of cash flow information:						
Cash paid for interest, net of amounts capitalized	$	67.3	$	62.6	$	87.2
Cash paid for income taxes, net	$	253.2	$	113.2	$	84.1
Non-cash investing activity:						
Equity method investment	$	40.3	$	—	$	—

See accompanying Notes to Consolidated Financial Statements

Juniper Networks, Inc.

Consolidated Statements of Changes in Stockholders' Equity
(In millions, except per share amounts)

	Shares	Common Stock and Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2019	335.9	$ 7,370.5	$ (18.5)	$ (2,741.4)	$ 4,610.6
Net income	—	—	—	257.8	257.8
Other comprehensive income, net	—	—	74.1	—	74.1
Issuance of common stock	10.0	54.7	—	—	54.7
Common stock assumed upon business combination	—	1.5	—	—	1.5
Repurchase and retirement of common stock	(18.2)	(235.7)	—	(185.4)	(421.1)
Purchase of forward contract under accelerated share repurchase program ("ASR")	—	40.0	—	—	40.0
Share-based compensation expense	—	190.0	—	—	190.0
Payments of cash dividends ($0.80 per share of common stock)	—	(264.1)	—	—	(264.1)
Balance at December 31, 2020	327.7	7,156.9	55.6	(2,669.0)	4,543.5
Net income	—	—	—	252.7	252.7
Other comprehensive loss, net	—	—	(57.7)	—	(57.7)
Issuance of common stock	9.9	56.4	—	—	56.4
Common stock assumed upon business combination	—	2.7	—	—	2.7
Repurchase and retirement of common stock	(16.0)	(206.2)	—	(237.3)	(443.5)
Share-based compensation expense	—	221.9	—	—	221.9
Payments of cash dividends ($0.80 per share of common stock)	—	(259.1)	—	—	(259.1)
Balance at December 31, 2021	321.6	6,972.6	(2.1)	(2,653.6)	4,316.9
Net income	—	—	—	471.0	471.0
Other comprehensive income, net	—	—	6.3	—	6.3
Issuance of common stock	10.9	57.2	—	—	57.2
Repurchase and retirement of common stock	(9.6)	(122.3)	—	(192.9)	(315.2)
Share-based compensation expense	—	209.3	—	—	209.3
Payments of cash dividends ($0.84 per share of common stock)	—	(270.4)	—	—	(270.4)
Balance at December 31, 2022	322.9	$ 6,846.4	$ 4.2	$ (2,375.5)	$ 4,475.1

See accompanying Notes to Consolidated Financial Statements

Note 1. Description of Business, Basis of Presentation and Significant Accounting Policies

Description of Business

Juniper Networks, Inc. (the "Company" or "Juniper") designs, develops, and sells products and services for high-performance networks, to enable customers to build scalable, reliable, secure and cost-effective networks for their businesses, while achieving agility and improved operating efficiency through automation. Juniper challenges the inherent complexity that comes with networking in the multicloud era. Juniper does this with products, solutions and services that transform the way people connect, work and live. Juniper simplifies the process of transitioning to a secure and automated multicloud environment to enable secure, AI-driven networks that connect the world.

Basis of Presentation

The Consolidated Financial Statements, which include the Company and its wholly-owned subsidiaries, are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the financial statements and related disclosures in accordance with U.S. GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and the accompanying notes. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes are reasonable under the circumstances, to determine the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash, Cash Equivalents, and Investments

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with banks, highly liquid investments in money market funds, commercial paper, government securities, certificates of deposits, time deposits, and corporate debt securities, which are readily convertible into cash. All highly liquid investments with original maturities of three months or less from Juniper's purchase date are classified as cash equivalents.

Investments in Available-for-Sale Debt Securities

The Company's investments in debt securities are classified as available-for-sale and include the Company's fixed income securities and investments in privately-held companies, consisting of debt and redeemable preferred stock securities.

Fixed income securities primarily consist of corporate debt securities, U.S. treasury securities, time deposits, asset-backed and mortgage-backed securities, certificate of deposits, commercial paper, U.S. government agency securities, and foreign government debt securities. Fixed income securities are initially recorded at cost and periodically adjusted to fair value in the Consolidated Balance Sheets. The Company periodically evaluates these investments to determine if impairment charges are required. The Company determines whether a credit loss exists for available-for-sale debt securities in an unrealized loss position. When the fair value of a security is below its amortized cost, the amortized cost will be reduced to its fair value and the resulting loss will be recorded in Consolidated Statements of Operations, if it is more likely than not that we are required to sell the impaired security before recovery of its amortized cost basis, or we have the intention to sell the security. If neither of these conditions are met, the Company considers the extent to which the fair value is less than the amortized cost, any changes to the rating of the security by a rating agency, and review of the issuer's financial statements. If factors indicate a credit loss exists, an allowance for credit loss is recorded through other expense, net, limited by the amount that the fair value is less than the amortized cost basis.

The Company's privately-held debt and redeemable preferred stock securities are included in other long-term assets in the Consolidated Balance Sheets and are recorded at fair value. In determining the estimated fair value of such securities, the Company utilizes the most recent data available for the investee including known acquisition offers and subsequent funding rounds. The Company periodically evaluates these securities for indicators of impairment, including the inability to recover a portion of or the entire carrying amount of the investment, the inability of the investee to sustain earnings, the reduction in or termination of financial commitment to the investee from other investors, the intention to sell the investment, and whether it is more likely than not that the Company will be required to sell the investment before recovery of the entire amortized cost basis. If the Company determines that the decline in an investment's value indicates credit losses, the difference is recognized as an impairment loss in its Consolidated Statements of Operations.

For all available-for-sale debt securities, unrealized gains and the amount of unrealized loss relating to factors other than credit loss are reported as a separate component of accumulated other comprehensive loss in the Consolidated Balance Sheets. Realized gains and losses are determined based on the specific identification method and are reported in the Consolidated Statements of Operations.

Investments in Equity Securities

The Company's investments in equity securities with readily determinable fair values consist of money market funds, amounts under the non-qualified compensation plan ("NQDC") that are invested in mutual funds, and investments in public companies. These investments are measured at fair value with changes in fair value recognized in the Consolidated Statements of Operations.

Equity securities without readily determinable fair values include the Company's investments in privately-held companies consisting of non-redeemable preferred stock and common stock securities. The Company accounts for these securities at cost, adjusted for changes from observable transactions for identical or similar investments of the same issuer, less impairments. Fair value of these equity securities is reassessed when the Company identifies observable price changes indicating that an adjustment upward or downward to the carrying value is necessary. Any observable changes in fair value are recognized in earnings as of the date that the observable transaction took place, rather than the current reporting date. In addition, the Company periodically evaluates equity securities without readily determinable fair values to determine if impairment charges are required by evaluating whether an event or change in circumstance has occurred that may have a significant adverse effect on the fair value of the investment. A qualitative assessment is performed each reporting period to assess whether there are any impairment indicators, including, but not limited to, significant deterioration in the investee's earnings performance; credit rating; asset quality or business prospects; adverse change in the regulatory, economic, or technological environment; change in the general market condition of the geographic area or industry; acquisition offers; and the ability to continue as a going concern. If such indicators are present, the Company estimates the fair value of impaired investments and recognizes an impairment loss in the Consolidated Statement of Operations equal to the difference between the carrying value and fair value.

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not have control over the investee, under the equity method of accounting. The investment is initially measured at fair value and subsequently adjusted for any impairment, dividend received, plus or minus the Company's proportionate share of the equity method investee's income or loss. The Company records its interest in the net earnings or loss of its equity method investment along with adjustments for unrealized profits or losses on intra-entity transactions, within its Consolidated Statements of Operations. Depending on the timing of such financial statements of the investee, there may be a lag between the timing of such financial statement and the Company's quarter-end date. For the Company's sole equity method investment as of December 31, 2022, the Company's share of the investee's net earnings or loss is recorded two months in arrears. The Company records an impairment when factors indicate that the carrying amount of the investment might not be recoverable.

Fair Value

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which it transacts, and considers assumptions that market participants would use when pricing the asset or liability. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. These inputs are valued using market-based approaches.

Level 3 – Inputs are unobservable inputs based on the Company's assumptions. These inputs, if any, are valued using internal financial models.

Derivative Instruments

The Company uses derivative instruments, primarily foreign currency forward and interest rate contracts, to hedge certain foreign currency and interest rate exposures. The Company does not enter into derivatives for speculative or trading purposes.

The Company uses foreign currency forward contracts or options contracts to hedge certain forecasted foreign currency transactions relating to operating expenses. These derivatives are designated as cash flow hedges, which are carried at fair value with the derivative's gain or loss initially reported as a component of accumulated other comprehensive loss, and upon occurrence of the forecasted transaction, is subsequently reclassified into the costs of services or operating expense line item to which the hedged transaction relates. Cash flows from such hedges are classified as operating activities.

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in non-functional currencies. These derivatives are carried at fair value with changes recorded in other expense, net in the Consolidated Statements of Operations in the same period as the changes in the fair value from the re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities.

The Company uses interest rate swaps to convert certain of our fixed interest rate notes to floating interest rates based on the London InterBank Offered Rate (LIBOR). All interest rate swaps will expire within eight years. The change in fair value of the derivative instrument substantially offsets the change in the fair value of the hedged item. These derivatives are classified in the Consolidated Statements of Cash Flows in the same section as the underlying item.

The Company uses interest rate locks, which fix the benchmark interest rates of future debt issuance. The Company records changes in fair value of interest rate locks in accumulated other comprehensive income (loss) in the consolidated balance sheets, in the period of change. When the forecasted transaction occurs, the Company will start to amortize the accumulated gains or losses included as a component of other comprehensive income (loss) related to the interest rate lock cash flow hedges to interest expense. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the gains or losses on the related cash flow hedge from accumulated other comprehensive income (loss) will be reclassified to other income and expense within the income statement.

The Company presents its derivative assets and derivative liabilities on a gross basis in the Consolidated Balance Sheets. However, under agreements containing provisions on set-off with certain counterparties, subject to applicable requirements, the Company is allowed to net-settle transactions, with a single net amount payable by one party to the other. The Company is neither required to pledge nor entitled to receive cash collateral related to these derivative transactions.

Inventory

Inventory consists primarily of component parts to be used in the manufacturing process and finished goods, and is stated at the lower of cost or net realizable value. In addition, the Company purchases and holds inventory to provide adequate component supplies over the life of the underlying products. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. A charge is recorded to cost of product when inventory is determined to be in excess of anticipated demand or considered obsolete. At the point of loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in the newly established cost basis.

Leases

The Company determines if an arrangement is a lease at inception. The Company evaluates classification of leases as either operating or finance at commencement and, as necessary, at modification. As of December 31, 2022, the Company did not have any finance leases. Operating leases are included in operating lease right-of-use ("ROU") assets, other accrued liabilities, and

operating lease liabilities on the Company's Consolidated Balance Sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made prior to lease commencement and excludes lease incentives. Variable lease payments not dependent on an index or a rate, are expensed as incurred and are not included within the ROU asset and lease liability calculation. Variable lease payments primarily include reimbursements of costs incurred by lessors for common area maintenance and utilities. The Company's lease terms are the noncancelable period, including any rent-free periods provided by the lessor, and include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. At lease inception, and in subsequent periods as necessary, the Company estimates the lease term based on its assessment of extension and termination options that are reasonably certain to be exercised. Lease costs are recognized on a straight-line basis over the lease term.

The Company does not separate non-lease components from lease components for all underlying classes of assets. In addition, the Company does not recognize ROU assets and lease liabilities for short-term leases, which have a lease term of twelve months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the following assets:

	Estimated Useful Life (years)
Computers, equipment, and software	1.5 to 10
Furniture and fixtures	5 to 7
Building and building improvements	7 to 40
Land improvements	10 to 40
Leasehold improvements	Lease term, not to exceed 10 years

Land is not depreciated. Construction-in-process is related to the construction or development of property and equipment that have not yet been placed in service for their intended use.

Business Combinations

The purchase price of an acquired entity is allocated to tangible assets, liabilities, and intangible assets, including in-process research and development (IPR&D) based on their estimated fair values with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain estimates, such as expected future cash flows, which include consideration of future growth rates and margins, attrition rates, future changes in technology, discount rates, and the expected use of the acquired assets. These factors are also considered in determining the useful life of the acquired intangible assets. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassed as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. Acquisition related expenses are recognized separately from business combination and are expensed as incurred. The Company's Consolidated Financial Statements include the operating results of acquired businesses from the date of each acquisition.

Goodwill and Intangible Assets

Goodwill is tested for impairment annually on November 1 or more frequently if certain circumstances indicate the carrying value of goodwill is impaired. Goodwill is tested for impairment at the reporting unit level. A qualitative assessment is first performed to determine whether it is necessary to quantitatively test goodwill for impairment. This initial assessment includes, among others, consideration of macroeconomic conditions and financial performance. If the qualitative assessment indicates that it is more likely than not that an impairment exists, a quantitative analysis is performed by determining the fair value of the reporting unit using a combination of the discounted cash flow and the market approaches. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. A goodwill impairment loss is recognized for the amount that the

carrying amount of the reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit.

Intangible assets consist of existing technology, customer relationships, and trade name, which are amortized over the period of estimated benefit using the straight-line method and estimated useful lives of 4 or 5 years. Other intangible assets acquired in a business combination related to IPR&D projects are considered to be indefinite-lived until the completion or abandonment of the associated research and development efforts. Indefinite-lived intangibles are not amortized into the results of operations but instead are evaluated for impairment. If and when development is complete, the associated assets would be deemed finite-lived and would be amortized as cost of revenues over their respective estimated useful lives at that point in time. If the research and development project is abandoned, the acquired IPR&D assets are written off and charged to expense in the period of abandonment.

Impairment of Long-lived Assets

Long-lived assets, such as property, plant, and equipment, ROU assets, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or asset group, to estimated undiscounted future cash flows expected to be generated by the asset, or asset group. An impairment charge is recognized by the amount by which the carrying amount of the asset, or asset group, exceeds its fair value.

Warranty Reserves

The Company generally offers a one-year warranty or limited life-time warranty on most of its hardware products, and a 90-day warranty on the media that contains the software embedded in the products. Warranty costs are recognized as part of the Company's cost of sales based on associated material costs, logistics costs, labor costs, and overhead at the time revenue is recognized. Material costs are estimated primarily based upon the historical costs to repair or replace product returns within the warranty period. Labor, logistics, and overhead costs are estimated primarily based upon historical trends in the cost to support customer cases within the warranty period. Warranty reserve is reported within other accrued liabilities in the Consolidated Balance Sheets.

Contract Manufacturer Liabilities

The Company establishes a liability for non-cancelable, non-returnable purchase commitments with its contract manufacturers for carrying charges, quantities in excess of its demand forecasts, or obsolete material charges for components purchased by the contract manufacturers to meet the Company's demand forecast or customer orders. The demand forecasts are based upon historical trends and analysis from the Company's sales and marketing organizations, adjusted for overall market conditions.

Loss Contingencies

The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. Management considers the likelihood of loss related to the occurrence of a liability as well as its ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates current information available to determine whether such accruals should be adjusted and whether new accruals are required.

Foreign Currency

Assets and liabilities of foreign operations with non-U.S. Dollar functional currency are translated to U.S. Dollars using exchange rates in effect at the end of the period. Revenue and expenses are translated to U.S. Dollars using rates that approximate those in effect during the period. The resulting translation adjustments are included in the Company's Consolidated Balance Sheets in the stockholders' equity section as a component of accumulated other comprehensive loss. The Company remeasures monetary assets and monetary liabilities in non-functional currencies and records the resulting foreign exchange transaction gains and losses in other expense, net in the Consolidated Statements of Operations.

Revenue Recognition

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue when or as the Company satisfies a performance obligation, as further described below.

Identify the contract with a customer. The Company generally considers a sales contract and/or agreement with an approved purchase order as a customer contract provided that collection is considered probable, which is assessed based on the creditworthiness of the customer as determined by credit checks, payment histories, and/or other circumstances. The Company combines contracts with a customer if contracts are negotiated with a single commercial substance or contain price dependencies.

Identify the performance obligations in the contract. Product performance obligations include hardware, software licenses including perpetual and term-based licenses, and service performance obligations including maintenance services, Software-as-a-Service ("SaaS"), education and training, and professional services.

Determine the transaction price. The transaction price for the Company's contracts with its customers consists of both fixed and variable consideration, provided it is probable that a significant reversal of revenue will not occur when the uncertainty related to variable consideration is resolved. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes estimates for rights of return, rebates, and price protection, which are based on historical sales returns and price protection credits, specific criteria outlined in rebate agreements, and other factors known at the time. The Company generally invoices customers for hardware, software licenses and related maintenance arrangements at time of delivery, and professional services either upfront or upon meeting certain milestones. Customer invoices are generally due within 30 to 90 days after issuance. The Company's contracts with customers typically do not include significant financing components as the period between the transfer of performance obligations and timing of payment are generally within one year.

Allocate the transaction price to the performance obligations in the contract. For contracts that contain multiple performance obligations, the Company allocates the transaction price to the performance obligations on a relative stand-alone selling price ("SSP") basis. SSP is based on multiple factors including, but not limited to historical discounting trends for products and services, pricing practices in different geographies and through different sales channels, gross margin objectives, internal costs, competitor pricing strategies, and industry technology lifecycles.

Recognize revenue when or as the Company satisfies a performance obligation. Revenue for hardware and certain software licenses, are recognized at a point in time, which is generally upon shipment or delivery. Certain software licenses are recognized on a ratable basis over the term of the license. Revenue for maintenance services and SaaS is recognized on a ratable basis over the contract term. Revenue from education, training, and professional services is recognized as services are completed or ratably over the contractual period of generally one year or less.

Deferred product revenue represents unrecognized revenue related to undelivered product commitments and other shipments that have not met revenue recognition criteria. Deferred service revenue represents billed amounts for service contracts, which include technical support, hardware and software maintenance, professional services, SaaS, and education and training, for which services have not been rendered.

Revenue is recognized net of any taxes collected, which are subsequently remitted to governmental authorities.

Deferred Commissions

Sales commissions earned by the Company's sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are recorded as prepaid expenses or other long-term assets and are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts. Amortization expense is included in sales and marketing expenses in the accompanying Consolidated Statements of Operations.

Research and Development

Costs to research, design, and develop the Company's products are expensed as incurred.

Software Development Costs

Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins when a product's technological feasibility has been established and ends when a product is available for general release to customers. Generally, the Company's products are released soon after technological feasibility has been established. As a result, costs incurred between achieving technological feasibility and product general availability have not been significant.

The Company capitalizes costs associated with internal-use software systems during the application development stage. Such capitalized costs include external direct costs incurred in developing or obtaining the applications and payroll and payroll-related costs for employees, who are directly associated with the development of the applications.

Advertising

Advertising costs are charged to sales and marketing expense as incurred. Costs to produce advertising were approximately $7.4 million for 2022 and 2021 and $4.0 million for 2020. Costs to communicate advertising totaled approximately $30.0 million, $26.6 million, and $21.7 million, for 2022, 2021, and 2020, respectively.

Share-Based Compensation

The Company measures and recognizes compensation cost for all share-based awards made to employees and directors, including employee stock options, restricted stock awards ("RSAs"), restricted stock units ("RSUs"), performance share awards ("PSAs") and employee stock purchases related to the Employee Stock Purchase Plan ("ESPP"). For service condition only awards, share-based compensation expense is based on the fair value of the underlying awards and amortized on a straight-line basis. For PSAs, share-based compensation expense is amortized on a straight-line basis for each separate vesting portion of the awards. The Company accounts for forfeitures as they occur.

The Company utilizes the Black-Scholes-Merton ("BSM") option-pricing model to estimate the fair value of its ESPP purchase rights. The BSM model requires various highly subjective assumptions that represent management's best estimates of volatility, risk-free interest rate, expected life, and dividend yield. The Company estimates expected volatility based on the implied volatility of market-traded options, on the Company's common stock, adjusted for other relevant factors including historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's ESPP. The expected life of ESPP purchase rights approximates the offering period.

The Company determines the grant date fair value of its RSUs, RSAs, and PSAs based on the closing market price of the Company's common stock on the date of grant, adjusted by the present value of the dividends expected to be paid on the underlying shares of common stock during the requisite and derived service period as these awards are not entitled to receive dividends until vested.

For market-based RSUs, the Company estimates the fair value and derived service period using the Monte Carlo simulation option pricing model ("Monte Carlo model"). The determination of the grant date fair value and derived service periods using the Monte Carlo model is affected by the Company's stock price, comparative market-based returns, as well as various highly subjective assumptions that represent management's best estimates of volatility, risk-free interest rate, and dividend yield. The Company estimates expected volatility based on the implied volatility of market-traded options, on the Company's common stock, adjusted for other relevant factors, including historical volatility of the Company's common stock over the contractual life of the Company's market-based RSUs.

Provision for Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company accounts for uncertainty in income taxes using a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes. The Company accounts for the current impacts of U.S. tax on certain foreign subsidiaries income, which is referred to as Global Intangible Low-Taxed Income, in the year earned.

Concentrations of Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments, derivatives, and accounts receivable. The Company invests only in high-quality credit instruments and maintains its cash, cash equivalents, and available-for-sale investments in fixed income securities with several high-quality institutions. Deposits held with banks, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. We mitigate the concentration of credit risk in our investment portfolio through diversification of the investments in various industries and asset classes, and limits to the amount of credit exposure to any single issuer and credit rating.

The Company's derivatives expose it to credit risk to the extent that counterparties may be unable to meet the terms of the agreement. The Company has a risk assessment and mitigation framework to evaluate the potential risk of loss with any one counterparty resulting from this type of credit risk. As part of this risk mitigation framework, the Company transacts with major financial institutions with high credit ratings and also enters into master netting agreements, which permit net settlement of the transactions with the same counterparty. The Company performs periodic evaluations of the relative credit standing of these financial institutions. Therefore, the Company does not expect material losses as a result of defaults by counterparties.

Generally, credit risk with respect to accounts receivable is diversified due to the number of entities comprising the Company's customer base and their dispersion across different geographic locations throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. For the years ended December 31, 2022, 2021, and 2020, no single customer accounted for 10% or more of net revenues.

The Company relies on sole suppliers for certain critical components such as application-specific integrated circuits. Additionally, the Company relies primarily on a limited number of significant independent contract manufacturers and original design manufacturers for the production of its products. The inability of any supplier or manufacturer to fulfill supply requirements of the Company could negatively impact future operating results.

Recently Adopted Accounting Standards

Accounting for Contract Assets and Contract Liabilities from Contracts with Customers: On January 1, 2022, the Company early adopted ASU No. 2021-08 (Topic 805), *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, *Revenue from Contracts with Customers*, as if the contracts were originated by the acquirer. Upon adoption, the standard did not have a material impact on the Consolidated Financial Statements.

Reference Rate Reform: In March 2020, the FASB issued ASU No. 2020-04 (Topic 848), *Reference Rate Reform,* which provides temporary optional expedients and exceptions to the existing guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. The standard became effective upon issuance and may be applied to any new or amended contracts, hedging relationships, and other transactions that reference LIBOR through December 31, 2022. In December 2022, the FASB issued ASU No 2022-06, extending the sunset date of the relief provided

under ASU No. 2020-04 to December 31, 2024. The adoption did not have a material impact on the Consolidated Financial Statements.

Note 2. Divestiture

On April 4, 2022, Synopsys, Inc ("Synopsys") purchased Juniper's silicon photonics business and formed a new entity called OpenLight Photonics, Inc. ("OpenLight"). The Company received cash consideration of $90.0 million and retained a 25% equity interest in the new entity. The agreements with Synopsys contain redemption options with respect to Juniper's equity interest in OpenLight, which are exercisable either by (i) Juniper on or after the third anniversary of the acquisition or sooner in certain circumstances, or (ii) Synopsys on or after the third anniversary of the acquisition. Juniper can exercise its put option at the greater of fair value at the time of redemption or $30.0 million, and the option was assigned a value of $10.8 million. The divestiture did not represent a strategic shift with a major effect on the Company's operations and financial results, and therefore, did not qualify as a discontinued operation.

The Company recognized a gain on divestiture of $45.8 million and the portion of gain related to the remeasurement of retained investment was $19.5 million. The following table presents the carrying value of the major components of assets and liabilities derecognized as of April 4, 2022 (in millions):

	As of April 4, 2022
Assets:	
Total current assets	$ 1.0
Property and equipment, net	3.6
Deferred tax assets	3.9
Other long-term assets	1.1
Purchased intangible assets, net	49.0
Goodwill	28.9
Total assets held for sale	$ 87.5
Liabilities:	
Accounts payable	$ 1.4
Other liabilities	1.1
Total liabilities held for sale	$ 2.5

The Company's 25% equity interest in OpenLight is accounted for under the equity method of accounting. The investment was recognized at fair value in other long-term assets within the consolidated balance sheet at an aggregate amount of $40.8 million. The fair value was determined based on the price paid by Synopsys for its 75% equity interest in OpenLight along with the value of the redemption options.

Note 3. Cash Equivalents and Investments

Investments in Available-for-Sale Debt Securities

The following table summarizes the Company's unrealized gains and losses and fair value of investments designated as available-for-sale debt securities as of December 31, 2022 and December 31, 2021 (in millions):

	As of December 31, 2022				As of December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed income securities:								
Asset-backed and mortgage-backed securities	$ 37.8	$ —	$ (1.2)	$ 36.6	$ 139.1	$ —	$ (0.5)	$ 138.6
Certificates of deposit	—	—	—	—	5.0	—	—	5.0
Commercial paper	—	—	—	—	75.8	—	—	75.8
Corporate debt securities	277.5	—	(7.1)	270.4	443.3	0.7	(1.5)	442.5
Foreign government debt securities	8.8	—	(0.4)	8.4	12.8	—	(0.1)	12.7
Time deposits	70.6	—	—	70.6	35.2	—	—	35.2
U.S. government agency securities	18.6	—	(0.6)	18.0	26.8	—	(0.1)	26.7
U.S. government securities	9.0	—	(0.2)	8.8	73.5	0.1	—	73.6
Total fixed income securities	422.3	—	(9.5)	412.8	811.5	0.8	(2.2)	810.1
Privately-held debt and redeemable preferred stock securities	15.5	37.4	—	52.9	9.6	37.4	—	47.0
Total available-for-sale debt securities	$ 437.8	$ 37.4	$ (9.5)	$ 465.7	$ 821.1	$ 38.2	$ (2.2)	$ 857.1
Reported as:								
Cash equivalents	$ 70.6	$ —	$ —	$ 70.6	$ 47.2	$ —	$ —	$ 47.2
Short-term investments	205.9	—	(3.3)	202.6	306.8	0.7	(0.1)	307.4
Long-term investments	145.8	—	(6.2)	139.6	457.5	0.1	(2.1)	455.5
Other long-term assets	15.5	37.4	—	52.9	9.6	37.4	—	47.0
Total	$ 437.8	$ 37.4	$ (9.5)	$ 465.7	$ 821.1	$ 38.2	$ (2.2)	$ 857.1

The following table presents the contractual maturities of the Company's total fixed income securities as of December 31, 2022 (in millions):

	Amortized Cost	Estimated Fair Value
Due in less than one year	$ 276.5	$ 273.2
Due between one and five years	145.8	139.6
Total	$ 422.3	$ 412.8

As of December 31, 2022, the Company's unrealized loss of $9.5 million resulted from 303 investments, of which loss aggregating $0.8 million was from investments in an unrealized loss position for less than 12 months, and $8.7 million was from investments in an unrealized loss position for more than 12 months. The gross unrealized losses related to these investments were primarily due to changes in market interest rates. The Company anticipates that it will recover the entire amortized cost basis of such available-for-sale debt securities and has determined that no allowance for credit losses was required to be recognized during the years ended December 31, 2022 and December 31, 2021.

During the years ended December 31, 2022 and December 31, 2020, the Company had no material gross realized gains or losses from available-for-sale debt securities. During the year ended December 31, 2021, the Company had gross realized gains of $15.3 million and no material gross realized losses from available-for-sale debt securities.

Investments in Equity Securities

The following table presents the Company's investments in equity securities as of December 31, 2022 and 2021 (in millions):

	As of December 31,	
	2022	2021
Equity investments with readily determinable fair value		
Money market funds	$ 420.8	$ 382.0
Mutual funds	28.1	33.4
Publicly-traded equity securities	7.7	8.1
Equity investments without readily determinable fair value	137.7	150.1
Equity investment under the equity method of accounting	36.0	—
Total equity securities	$ 630.3	$ 573.6
Reported as:		
Cash equivalents	$ 420.8	$ 371.5
Short-term investments	7.7	8.1
Prepaid expenses and other current assets	2.4	15.1
Other long-term assets	199.4	178.9
Total	$ 630.3	$ 573.6

During the years ended December 31, 2022, 2021, and 2020, there were no material unrealized gains or losses recognized for equity investments with readily determinable fair value or equity investments without readily determinable fair value. During the year ended December 31, 2022, the loss recognized from the equity method investment was $4.8 million.

Restricted Cash and Investments

The Company has restricted cash and investments for: (i) amounts under the Company's non-qualified deferred compensation plan for senior-level employees; (ii) amounts held under the Company's short-term disability plan in California; and (iii) amounts held in escrow accounts, as required in connection with certain acquisitions. Restricted investments consist of equity investments. As of December 31, 2022, the carrying value of restricted cash and investments was $45.6 million, of which $17.5 million was included in prepaid expenses and other current assets and $28.1 million was included in other long-term assets on the Consolidated Balance Sheets.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash included in the Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021 (in millions):

	As of December 31,	
	2022	2021
Cash and cash equivalents	$ 880.1	$ 922.5
Restricted cash included in Prepaid expenses and other current assets	15.2	17.2
Restricted cash included in Other long-term assets	2.4	3.0
Total cash, cash equivalents, and restricted cash	$ 897.7	$ 942.7

Note 4. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table provides a summary of assets and liabilities measured at fair value on a recurring basis and as reported in the Consolidated Balance Sheets (in millions):

	Fair Value Measurements at December 31, 2022				Fair Value Measurements at December 31, 2021			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Remaining Inputs (Level 2)	Significant Other Unobservable Remaining Inputs (Level 3)	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Remaining Inputs (Level 2)	Significant Other Unobservable Remaining Inputs (Level 3)	Total
Assets:								
Available-for-sale debt securities:								
Asset-backed and mortgage-backed securities	$ —	$ 36.6	$ —	$ 36.6	$ —	$ 138.6	$ —	$ 138.6
Certificates of deposit	—	—	—	—	—	5.0	—	5.0
Commercial paper	—	—	—	—	—	75.8	—	75.8
Corporate debt securities	—	270.4	—	270.4	—	442.5	—	442.5
Foreign government debt securities	—	8.4	—	8.4	—	12.7	—	12.7
Time deposits	—	70.6	—	70.6	—	35.2	—	35.2
U.S. government agency securities	—	18.0	—	18.0	—	26.7	—	26.7
U.S. government securities	8.8	—	—	8.8	42.3	31.3	—	73.6
Privately-held debt and redeemable preferred stock securities	—	—	52.9	52.9	—	—	47.0	47.0
Total available-for-sale debt securities	8.8	404.0	52.9	465.7	42.3	767.8	47.0	857.1
Equity securities:								
Money market funds	420.8	—	—	420.8	382.0	—	—	382.0
Mutual funds	28.1	—	—	28.1	33.4	—	—	33.4
Publicly-traded equity securities	7.7	—	—	7.7	8.1	—	—	8.1
Total equity securities	456.6	—	—	456.6	423.5	—	—	423.5
Derivative assets:								
Foreign exchange contracts	—	1.3	—	1.3	—	9.2	—	9.2
Interest rate contracts	—	125.4	—	125.4	—	47.1	—	47.1
Total derivative assets	—	126.7	—	126.7	—	56.3	—	56.3
Total assets measured at fair value on a recurring basis	$ 465.4	$ 530.7	$ 52.9	$ 1,049.0	$ 465.8	$ 824.1	$ 47.0	$ 1,336.9
Liabilities:								
Derivative liabilities:								
Foreign exchange contracts	$ —	$ (37.6)	$ —	$ (37.6)	$ —	$ (24.0)	$ —	$ (24.0)
Interest rate contracts	—	(87.4)	—	(87.4)	—	(2.5)	—	(2.5)
Total derivative liabilities	—	(125.0)	—	(125.0)	—	(26.5)	—	(26.5)
Total liabilities measured at fair value on a recurring basis	$ —	$ (125.0)	$ —	$ (125.0)	$ —	$ (26.5)	$ —	$ (26.5)
Total assets, reported as:								
Cash equivalents	$ 420.8	$ 70.6	$ —	$ 491.4	$ 371.6	$ 47.2	$ —	$ 418.8
Short-term investments	14.6	195.7	—	210.3	41.5	274.0	—	315.5
Long-term investments	1.9	137.7	—	139.6	8.8	446.7	—	455.5
Prepaid expenses and other current assets	2.4	0.8	—	3.2	15.1	8.8	—	23.9
Other long-term assets	25.7	125.9	52.9	204.5	28.8	47.4	47.0	123.2
Total assets measured at fair value on a recurring basis	$ 465.4	$ 530.7	$ 52.9	$ 1,049.0	$ 465.8	$ 824.1	$ 47.0	$ 1,336.9

	Fair Value Measurements at December 31, 2022				Fair Value Measurements at December 31, 2021			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Remaining Inputs (Level 2)	Significant Other Unobservable Remaining Inputs (Level 3)	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Remaining Inputs (Level 2)	Significant Other Unobservable Remaining Inputs (Level 3)	Total
Total liabilities, reported as:								
Other accrued liabilities	$ —	$ (32.5)	$ —	$ (32.5)	$ —	$ (14.9)	$ —	$ (14.9)
Other long-term liabilities	—	(92.5)	—	(92.5)	—	(11.6)	—	(11.6)
Total liabilities measured at fair value on a recurring basis	$ —	$ (125.0)	$ —	$ (125.0)	$ —	$ (26.5)	$ —	$ (26.5)

The Company's Level 2 available-for-sale debt securities are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Company uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, or alternative pricing sources with reasonable levels of price transparency which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets. The Company's derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs. During the years ended December 31, 2022 and 2021, the Company had no transfers into or out of Level 3 of the fair value hierarchy of its assets or liabilities measured at fair value.

The Company's privately-held debt and redeemable preferred stock securities are classified as Level 3 assets due to the lack of observable inputs to determine fair value. The Company estimates the fair value of its privately-held debt and redeemable preferred stock securities on a recurring basis using an analysis of the financial condition and near-term prospects of the investee, including recent valuations at the time of financing activities and the investee's capital structure. During the year ended December 31, 2022, the Company had no material realized gains or losses from the disposal of securities related to privately-held debt and redeemable preferred stock securities.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company's investments in equity securities without readily determinable fair value are classified as Level 3 assets due to the lack of observable inputs to determine fair value. The Company estimates the fair value of equity securities without readily determinable fair value and investments accounted for under the equity method of accounting, on a nonrecurring basis using an analysis of the financial condition and near-term prospects of the investee, including recent financing activities and the investee's capital structure. As of December 31, 2022 and 2021, there have been no material upward or downward adjustments for price changes to the equity securities without readily determinable fair value.

Certain of the Company's assets, including intangible assets and goodwill, are measured at fair value on a nonrecurring basis. There were no significant impairment charges recognized during the years ended December 31, 2022, 2021, and 2020.

As of December 31, 2022 and 2021, the Company had no liabilities required to be measured at fair value on a nonrecurring basis.

Assets and Liabilities Not Measured at Fair Value

The carrying amounts of the Company's accounts receivable, accounts payable, and other accrued liabilities approximate fair value due to their short maturities. As of December 31, 2022 and December 31, 2021, the estimated fair value of the Company's total outstanding debt in the Consolidated Balance Sheets was $1,485.6 million and $1,845.6 million, respectively, based on observable market inputs (Level 2).

Note 5. Derivative Instruments

The notional amount of the Company's derivative instruments is summarized as follows (in millions):

	As of December 31,	
	2022	**2021**
Designated derivatives:		
Cash flow hedges:		
Foreign currency contracts	$ 775.9	$ 873.9
Interest rate lock contracts	650.0	650.0
Fair value hedges:		
Interest rate swap contracts	600.0	600.0
Total designated derivatives	$ 2,025.9	$ 2,123.9
Non-designated derivatives	163.5	144.6
Total	$ 2,189.4	$ 2,268.5

The fair value of derivative instruments on the Consolidated Balance Sheets was as follows:

		As of December 31,	
	Balance Sheet Location	**2022**	**2021**
Derivative assets:			
Derivatives designated as hedging instruments:			
Foreign currency contracts as cash flow hedges	Other current assets	$ 0.7	$ 8.7
Foreign currency contracts as cash flow hedges	Other long-term assets	0.5	0.4
Interest rate lock contracts	Other long-term assets	125.4	45.0
Interest rate swap contracts	Other long-term assets	—	2.1
Total derivatives designated as hedging instruments		$ 126.6	$ 56.2
Derivatives not designated as hedging instruments	Other current assets	0.1	0.1
Total derivative assets		$ 126.7	$ 56.3
Derivative liabilities:			
Derivatives designated as hedging instruments:			
Foreign currency contracts	Other accrued liabilities	$ 32.3	$ 14.8
Foreign currency contracts	Other long-term liabilities	5.1	9.1
Interest rate swap contracts	Other long-term liabilities	87.4	2.5
Total derivatives designated as hedging instruments		$ 124.8	$ 26.4
Derivatives not designated as hedging instruments	Other accrued liabilities	0.2	0.1
Total derivative liabilities		$ 125.0	$ 26.5

Offsetting of Derivative Instruments

The Company presents its derivative instruments at gross fair values in the Consolidated Balance Sheets. As of December 31, 2022 and December 31, 2021 the potential effects of set-off associated with the derivative contracts would be a reduction to both derivative assets and derivative liabilities by $73.8 million and $17.5 million, respectively.

Designated Derivatives

The Company uses foreign currency forward contracts or options contracts to hedge the Company's planned cost of revenues and operating expenses denominated in foreign currencies. These derivatives are designated as cash flow hedges and typically have maturities of thirty-six months or less.

The Company enters into interest rate swaps, designated as fair value hedges, to convert the fixed interest rates of certain Senior Notes ("Notes") to floating interest rates. In April 2021, the Company entered into swaps for an aggregate notional amount of $300.0 million for its fixed-rate Notes maturing in December 2030 in addition to the swaps entered in 2019 for an aggregate notional amount of $300.0 million for its fixed-rate Notes maturing in March 2041. The interest rate swaps will expire within eight years.

In 2020, the Company entered into interest rate locks with large financial institutions, which fix the benchmark interest rates of future debt issuances for an aggregate notional amount of $650.0 million. These contracts are designated as cash flow hedges and are expected to terminate within three years.

Effect of Derivative Instruments on the Consolidated Statements of Operations

For cash flow hedges, the Company recognized an unrealized gain of $33.1 million, unrealized loss of $9.1 million and unrealized gain of $63.5 million in accumulated other comprehensive loss for the effective portion of its derivative instruments during the years ended December 31, 2022, 2021, and 2020, respectively.

For foreign currency contracts, the Company reclassified a loss of $25.8 million, a gain of $28.9 million and a loss of $9.0 million out of accumulated other comprehensive loss to cost of revenues and operating expenses in the Consolidated Statements of Operations during the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, an estimated $31.7 million of unrealized net loss within accumulated other comprehensive loss is expected to be reclassified into earnings within the next twelve months.

Non-Designated Derivatives

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the remeasurement of certain monetary assets and liabilities denominated in foreign currencies. These foreign exchange forward contracts typically have maturities of approximately one to four months. The outstanding non-designated derivative instruments are carried at fair value. Changes in the fair value of these derivatives, which were recorded in Other expense, net within the Consolidated Statements of Operations were not material during the years ended December 31, 2022, 2021, and 2020, respectively.

See Note 1, *Description of Business, Basis of Presentation and Significant Accounting Policies,* for the Company's policy regarding the offsetting of derivative assets and derivative liabilities.

Note 6. Goodwill and Purchased Intangible Assets

Goodwill

The Company's goodwill activity was as follows (in millions):

	Total
December 31, 2020	$ 3,669.6
Additions due to business combinations	92.5
December 31, 2021	3,762.1
Other (*)	(27.7)
December 31, 2022	$ 3,734.4

(*) Other primarily consists of $28.9 million reduction in goodwill due to the divestiture of the Company's silicon photonics business. See Note 2, *Divestiture*, for further discussion.

We conducted our annual impairment test of goodwill during the fourth quarter of 2022; the estimated fair value of our reporting unit was substantially in excess of the carrying value. There was no goodwill impairment during the years ended December 31, 2022, 2021, and 2020.

Purchased Intangible Assets

The Company's purchased intangible assets, net, were as follows (in millions):

	As of December 31, 2022				As of December 31, 2021			
	Gross	Accumulated Amortization	Accumulated Impairments and Other Charges	Net	Gross	Accumulated Amortization	Accumulated Impairments and Other Charges	Net
Finite-lived intangible assets:								
Technologies and patents	$ 913.1	$ (721.3)	$ (55.1)	$ 136.7	$ 913.1	$ (660.7)	$ (55.1)	$ 197.3
Customer contracts, support agreements, and related relationships	136.3	(111.2)	(2.8)	22.3	136.3	(98.6)	(2.8)	34.9
Trade names and other	9.6	(8.1)	—	1.5	9.6	(6.5)	—	3.1
Total	1,059.0	(840.6)	(57.9)	160.5	1,059.0	(765.8)	(57.9)	235.3
Indefinite-lived intangible assets:								
IPR&D	—	—	—	—	49.0	—	—	49.0
Total purchased intangible assets	$1,059.0	$ (840.6)	$ (57.9)	$ 160.5	$1,108.0	$ (765.8)	$ (57.9)	$ 284.3

Amortization expense related to purchased intangible assets with finite lives was $74.8 million, $79.5 million, and $40.6 million for the years ended December 31, 2022, 2021, and 2020, respectively. There were no significant impairment charges related to purchased intangible assets during the years ended December 31, 2022, 2021, and 2020. In 2022, $49.0 million of IPR&D was derecognized due to the divestiture of the Company's silicon photonics business. See Note 2, *Divestiture*, for further discussion.

As of December 31, 2022, the estimated future amortization expense of purchased intangible assets with finite lives was as follows (in millions):

Years Ending December 31,		Amount
2023	$	68.8
2024		49.2
2025		39.6
2026		2.9
2027		—
Total	$	160.5

Note 7. Other Financial Information

Total Inventory

Total inventory consisted of the following (in millions):

	As of December 31,			
	2022		2021	
Production and service materials	$	479.6	$	208.6
Finished goods		163.3		75.6
Total inventory	$	642.9	$	284.2
Reported as:				
Inventory	$	619.4	$	272.6
Other long-term assets		23.5		11.6
Total inventory	$	642.9	$	284.2

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in millions):

	As of December 31,			
	2022		2021	
Contract manufacturer deposits	$	434.7	$	223.8
Prepaid expenses		104.3		104.3
Other current assets		141.0		123.5
Total prepaid expenses and other current assets	$	680.0	$	451.6

Property and Equipment, Net

Property and equipment, net, consisted of the following (in millions):

	As of December 31,			
	2022		2021	
Computers and equipment	$	940.0	$	1,023.5
Software		220.3		226.8
Leasehold improvements		189.2		197.6
Furniture and fixtures		45.4		46.8
Building and building improvements		271.9		269.3
Land and land improvements		243.6		243.5
Construction-in-process		12.1		11.2
Property and equipment, gross		1,922.5		2,018.7
Accumulated depreciation		(1,255.7)		(1,315.7)
Property and equipment, net	$	666.8	$	703.0

Depreciation expense was $137.7 million, $151.0 million, and $166.2 million in 2022, 2021, and 2020, respectively.

Warranties

Changes in the Company's warranty reserve were as follows (in millions):

	As of December 31,	
	2022	**2021**
Beginning balance	$ 33.0	$ 30.2
Provisions made during the period, net	30.1	39.5
Actual costs incurred during the period	(33.6)	(36.7)
Ending balance	$ 29.5	$ 33.0

Deferred Revenue

Details of the Company's deferred revenue, as reported in the Consolidated Balance Sheets, were as follows (in millions):

	As of December 31,	
	2022	**2021**
Deferred product revenue, net	$ 108.8	$ 129.1
Deferred service revenue, net	1,554.3	1,284.5
Total	$ 1,663.1	$ 1,413.6
Reported as:		
Current	$ 1,020.5	$ 937.9
Long-term	642.6	475.7
Total	$ 1,663.1	$ 1,413.6

Revenue

See Note 12, *Segments,* for disaggregated revenue by customer solution, customer vertical, and geographic region.

Product revenue of $51.9 million included in deferred revenue at January 1, 2022 was recognized during the year ended December 31, 2022. Service revenue of $808.4 million included in deferred revenue at January 1, 2022 was recognized during the year ended December 31, 2022.

Remaining Performance Obligations

Remaining Performance Obligations (RPO) are comprised mainly of deferred product and service revenue, and to a lesser extent, unbilled service revenue from non-cancellable contracts for which the Company has not invoiced and has an obligation to perform, and for which revenue has not yet been recognized in the financial statements.

The following table summarizes the breakdown of RPO as of December 31, 2022 and when the Company expects to recognize the amounts as revenue (in millions):

		Revenue Recognition Expected by Period		
	Total	**Less than 1 year**	**1-3 years**	**More than 3 years**
Product	$ 114.3	$ 96.9	$ 14.3	$ 3.1
Service	1,563.7	938.3	474.6	150.8
Total	$ 1,678.0	$ 1,035.2	$ 488.9	$ 153.9

Deferred Commissions

Deferred commissions were $28.2 million and $34.9 million as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, amortization expense for the deferred commissions were $199.4 million and $189.8 million, respectively, and there were no material impairment charges recognized.

Other Expense, Net

Other expense, net consisted of the following (in millions):

		Years Ended December 31,				
		2022		**2021**		**2020**
Interest income	$	19.6	$	14.9	$	36.3
Interest expense		(58.6)		(50.8)		(77.0)
Gain on investments, net		8.8		17.6		13.3
Other		1.6		1.5		(5.5)
Other expense, net	$	(28.6)	$	(16.8)	$	(32.9)

Note 8. Restructuring Charges

The following table presents restructuring charges included in the Consolidated Statements of Operations (in millions):

	Years Ended December 31,		
	2022	2021	2020
Severance	$ 12.4	$ 13.6	$ 62.8
Contract terminations and facility exit-related	7.8	29.3	5.2
Total	$ 20.2	$ 42.9	$ 68.0

2022 Restructuring Plan

In 2022, the Company initiated a restructuring plan (the "2022 Restructuring Plan") designed to enable reinvestment in certain key priority areas to align with strategic changes, which resulted in severance costs from workforce reductions and facility exit-related costs. As of December 31, 2022, activities under the Company's 2022 Restructuring Plan are expected to be substantially completed in the first half of 2023.

Prior Restructuring Activities

In 2021, the Company initiated a restructuring plan (the "2021 Restructuring Plan") driven by acquisitions and strategic changes and designed to enable reinvestment in certain key priority areas, which resulted in severance, facility consolidations, contract terminations, and other exit related costs. As of December 31, 2022, activities under the Company's 2021 Restructuring Plan have been substantially completed.

In 2020, the Company initiated a restructuring plan (the "2020 Restructuring Plan") designed to realign its workforce with the Company's sales strategy, enhance productivity and cost efficiencies, and enable reinvestment in certain key priority areas, which resulted in severance costs from involuntary workforce reduction, as well as a voluntary early retirement program, and other exit related costs, including impairment charges.

Restructuring Liabilities

Restructuring liabilities are reported within other accrued liabilities in the Consolidated Balance Sheets. The following table provides a summary of changes in the restructuring liabilities associated with the 2022 Restructuring Plan and 2021 Restructuring Plan (in millions):

	December 31, 2021	Charges	Cash Payments	Other	December 31, 2022
Severance	$ 1.4	$ 12.4	$ (10.9)	$ 0.1	$ 3.0
Contract terminations and facility exit-related	10.9	7.8	(13.6)	(2.0)	3.1
Total	$ 12.3	$ 20.2	$ (24.5)	$ (1.9)	$ 6.1

Note 9. Debt and Financing

Debt

The following table summarizes the Company's total debt (in millions, except percentages):

			As of December 31,	
	Maturity Date	**Effective Interest Rates**	**2022**	**2021**
Senior Notes ("Notes"):				
1.200% fixed-rate notes	December 2025	1.37 %	$ 400.0	$ 400.0
3.750% fixed-rate notes	August 2029	3.86 %	500.0	500.0
2.000% fixed-rate notes	December 2030	2.12 %	400.0	400.0
5.950% fixed-rate notes	March 2041	6.03 %	400.0	400.0
Total Notes			1,700.0	1,700.0
Unaccreted discount and debt issuance costs			(11.3)	(12.9)
Hedge accounting fair value adjustments(*)			(87.4)	(0.3)
Total			$ 1,601.3	$ 1,686.8

_____

(*)   Represents the fair value adjustments for interest rate swaps with an aggregate notional amount of $600.0 million. These interest rate swaps convert the fixed interest rates of certain Notes to floating interest rates and are designated as fair value hedges. See Note 5, _Derivative Instruments_, for a discussion of the Company's interest rate swaps.

The Notes above are the Company's senior unsecured and unsubordinated obligations, ranking equally in right of payment to all of the Company's existing and future senior unsecured and unsubordinated indebtedness, and senior in right of payment to any of the Company's future indebtedness that is expressly subordinated to the Notes.

As of December 31, 2022, the Company's aggregate debt maturities based on outstanding principal were as follows (in millions):

Years Ending December 31,	**Amount**
2023	$ —
2024	—
2025	400.0
2026	—
2027	—
Thereafter	1,300.0
Total	$ 1,700.0

The Company may redeem the Notes, either in whole or in part, at any time at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments discounted to the redemption date, plus, in either case, accrued and unpaid interest, if any.

In the event of a change of control repurchase event, the holders of the Notes may require the Company to repurchase for cash all or part of the Notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any.

Interest on the Notes is payable in cash semiannually. The effective interest rates for the Notes include the interest on the Notes, accretion of the discount, and amortization of issuance costs. The indenture and supplemental indentures (together, the "indentures") that govern the Notes also contain various covenants, including limitations on the Company's ability to incur liens or enter into sale-leaseback transactions over certain dollar thresholds.

As of December 31, 2022, the Company was in compliance with all covenants in the indentures governing the Notes.

Revolving Credit Facility

In April 2019, the Company entered into a credit agreement (the "Credit Agreement") with certain institutional lenders that provides for a five-year $500.0 million unsecured revolving credit facility (the "Revolving Credit Facility"), with an option to increase the Revolving Credit Facility by up to an additional $200.0 million, subject to the lenders' approval. Proceeds of loans made under the Revolving Credit Facility may be used by the Company for working capital and general corporate purposes. The Revolving Credit Facility will terminate in April 2024.

Borrowings under the Revolving Credit Facility will bear interest, at either (i) a floating rate per annum equal to the base rate plus a margin of between 0.000% and 0.375%, depending on the Company's public debt rating or (ii) a per annum rate equal to the reserve adjusted Eurocurrency rate, plus margin of between 0.910% and 1.375%, depending on the Company's public debt rating. Base rate is defined as the greatest of (A) Citibank's base rate, (B) the federal funds rate plus 0.500% or (C) the ICE Benchmark Administration Settlement Rate applicable to dollars for a period of one month plus 1.00%. The Eurocurrency rate is determined for U.S. dollars and Pounds Sterling as the rate at which deposits in such currency are offered in the London interbank market for the applicable interest period and for Euro as the rate specified for deposits in Euro with a maturity comparable to the applicable interest period.

On December 17, 2021, an amendment to the Credit Agreement was executed that defines the Secured Overnight Financing Rate (SOFR) as the benchmark rate for U.S. dollar borrowings in the absence of LIBOR, and the Sterling Overnight Index Average (SONIA) as the benchmark rate for Pounds Sterling borrowings following the cessation of GBP LIBOR on December 31, 2021.

The Revolving Credit Facility requires the Company to maintain a leverage ratio no greater than 3.0x (provided that if a material acquisition has been consummated, the Company is permitted to maintain a leverage ratio no greater than 3.5x for up to four quarters) and an interest coverage ratio no less than 3.0x during the term of the credit facility.

As of December 31, 2022, no amounts were outstanding under the Revolving Credit Facility and the Company was in compliance with all covenants in the Credit Agreement.

Financing Arrangements

The Company provides certain customers with access to extended financing arrangements that allow for longer payment terms than those typically provided by the Company by factoring accounts receivable to third-party financing providers ("financing providers"). The program does not and is not intended to affect the timing of the Company's revenue recognition. Under the financing arrangements, proceeds from the financing providers are due to the Company within 1 to 90 days from the sale of the receivable. In these transactions with the financing providers, the Company surrenders control over the transferred assets.

Pursuant to the financing arrangements for the sale of receivables, the Company sold receivables of $50.6 million, $31.9 million and $57.5 million during the years ended December 31, 2022, 2021, and 2020, respectively. The Company received cash proceeds from financing providers of $41.5 million, $32.5 million, and $57.4 million during the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022 and December 31, 2021, the amounts owed by the financing providers were $11.8 million and $3.2 million, respectively, which were recorded in accounts receivable on the Company's Consolidated Balance Sheets.

Note 10. Equity

The following table summarizes dividends paid, stock repurchases and retirements under the Company's stock repurchase programs, and stock repurchases for tax withholdings (in millions, except per share amounts):

| | Dividends | | Stock Repurchases | | | | Total |
	Per Share	Amount	Shares	Average price per share [*]	Amount	Tax Withholding Amount	Amount
Year							
2022	$ 0.84	$ 270.4	9.2	$ 32.32	$ 299.7	$ 15.4	$ 585.5
2021	$ 0.80	$ 259.1	15.7	$ 27.56	$ 433.3	$ 10.2	$ 702.6
2020	$ 0.80	$ 264.1	17.9	$ 23.47	$ 375.0	$ 6.2	$ 645.3

[*] $23.47 average price per share for 2020 includes $375.0 million in open market purchases, and settlement of the forward contract of $40.0 million under the ASR, which was initiated during the fourth quarter of 2019.

Cash Dividends on Shares of Common Stock

During 2022, 2021, and 2020, the Company declared and paid quarterly cash dividends of $0.21, $0.20, and $0.20 per common share, totaling $270.4 million, $259.1 million, and $264.1 million, respectively, on its outstanding common stock. Any future dividends, and the establishment of record and payment dates, are subject to approval by the Board of Directors (the "Board") of Juniper or an authorized committee thereof. See Note 16, *Subsequent Events,* for discussion of the Company's dividend declaration subsequent to December 31, 2022.

Stock Repurchase Activities

In January 2018, the Board approved a $2.0 billion share repurchase program ("2018 Stock Repurchase Program"). In October 2019, the Board authorized a $1.0 billion increase to the 2018 Stock Repurchase Program for a total of $3.0 billion.

During the fiscal year ended December 31, 2022, the Company repurchased 9.2 million shares of its common stock in the open market at an average price of $32.32 per share for an aggregate purchase price of $299.7 million under the 2018 Stock Repurchase Program.

As of December 31, 2022, there were $0.6 billion of authorized funds remaining under the 2018 Stock Repurchase Program. See Note 16, *Subsequent Events,* for a discussion of the Company's stock repurchase activity subsequent to December 31, 2022.

Future share repurchases under the 2018 Stock Repurchase Program will be subject to a review of the circumstances at that time and will be made from time to time in private transactions or open market purchases as permitted by securities laws and other legal requirements.

In addition to repurchases under the 2018 Stock Repurchase Program, the Company withholds shares of common stock from certain employees in connection with the vesting of stock awards issued to such employees to satisfy applicable tax withholding requirements. Such withheld shares are treated as common stock repurchases in our financial statements as they reduce the number of shares that would have been issued upon vesting. Repurchases associated with tax withholdings were $15.4 million, $10.2 million, and $6.2 million during 2022, 2021, and 2020, respectively.

Accumulated Other Comprehensive Income (Loss), Net of Tax

The components of accumulated other comprehensive income (loss), net of related taxes, for the years ended December 31, 2022, 2021, and 2020 were as follows (in millions):

	Unrealized Gains/Losses on Available-for-Sale Debt Securities[1]	Unrealized Gains/Losses on Cash Flow Hedges[2]	Foreign Currency Translation Adjustments	Total
Balance as of December 31, 2019	$ 29.7	$ (4.3)	$ (43.9)	$ (18.5)
Other comprehensive income before reclassifications	5.7	54.4	7.7	67.8
Amount reclassified from accumulated other comprehensive income (loss)	(1.3)	7.6	—	6.3
Other comprehensive income, net	4.4	62.0	7.7	74.1
Balance as of December 31, 2020	$ 34.1	$ 57.7	$ (36.2)	$ 55.6
Other comprehensive loss before reclassifications	(5.0)	(13.5)	(12.8)	(31.3)
Amount reclassified from accumulated other comprehensive income (loss)	(1.2)	(25.2)	—	(26.4)
Other comprehensive loss, net	(6.2)	(38.7)	(12.8)	(57.7)
Balance as of December 31, 2021	$ 27.9	$ 19.0	$ (49.0)	$ (2.1)
Other comprehensive (loss) income before reclassifications	(6.5)	15.7	(30.1)	(20.9)
Amount reclassified from accumulated other comprehensive income	0.4	26.8	—	27.2
Other comprehensive (loss) income, net	(6.1)	42.5	(30.1)	6.3
Balance as of December 31, 2022	$ 21.8	$ 61.5	$ (79.1)	$ 4.2

_____

[1]   The reclassifications out of accumulated other comprehensive income (loss) during the years ended December 31, 2022, 2021, and 2020 for realized gains on available-for-sale debt securities were not material, and were included in other expense, net, in the Consolidated Statements of Operations.

[2]   The reclassifications out of accumulated other comprehensive income (loss) for realized gains and losses on cash flow hedges was $25.8 million, $28.9 million and $(8.9) million for the year ended December 31, 2022, 2021 and 2020, respectively. The reclassified amounts were included within cost of revenues, research and development, sales and marketing, and general and administrative in the Consolidated Statements of Operations.

Note 11. Employee Benefit Plans

Equity Incentive Plans

The Company's equity incentive plans include the 2015 Equity Incentive Plan (the "2015 Plan") and the 2008 Employee Stock Purchase Plan (the "ESPP"). The Company has granted RSUs and PSAs under the 2015 Plan and purchase rights under the ESPP. In addition, in connection with certain past acquisitions, the Company has assumed or substituted stock options, RSUs, RSAs, and PSAs granted under the stock plans of the acquired companies. Such awards were converted into or replaced with the Company's stock options, RSUs, RSAs, and PSAs, respectively.

The 2015 Plan was adopted and approved by the Company's stockholders in May 2015 and had an initial authorized share reserve of 38.0 million shares of common stock, plus the addition of any shares subject to outstanding awards under the 2006 Equity Incentive Plan and the Amended and Restated 1996 Stock Plan that were outstanding as of May 19, 2015, and that subsequently expire or otherwise terminate, up to a maximum of an additional 29.0 million shares. In May 2017, the Company's stockholders approved an additional 23.0 million shares of common stock for issuance under the 2015 Plan, and in May 2019, the Company's stockholders approved an additional 3.7 million shares of common stock for issuance under the 2015 Plan. As of December 31, 2022, an aggregate of 16.6 million shares were subject to outstanding equity awards and 3.4 million shares were available for future issuance under the 2015 Plan.

The ESPP was adopted and approved by the Company's stockholders in May 2008. In May 2020, the Company's stockholders approved an additional 8.0 million shares of common stock for issuance under the ESPP. To date, the Company's stockholders have approved a share reserve of 43.0 million shares of the Company's common stock for issuance under the ESPP. The ESPP permits eligible employees to acquire shares of the Company's common stock at a 15% discount (as determined in the ESPP) through periodic payroll deductions of up to 10% of base compensation, subject to individual purchase limits of 6,000 shares in any twelve-month period or $25,000 worth of stock, determined at the fair market value of the shares at the time the stock purchase option is granted, in one calendar year. The ESPP provides 24 month offering periods with four 6-month purchase periods. A new 24-month offering period will commence every six months thereafter. The purchase price for the Company's common stock under the ESPP is 85% of the lower of the fair market value of the shares at (1) the beginning of the applicable offering period or (2) the end of each 6-month purchase period during such offering period. The ESPP will continue in effect until February 25, 2028, unless terminated earlier under the provisions of the ESPP. As of December 31, 2022, approximately 36.8 million shares have been issued and 6.2 million shares remain available for future issuance under the ESPP.

RSU, RSA, and PSA Activities

RSUs generally vest over three years from the date of grant, and RSAs and PSAs generally vest over a period of two to three years provided that certain annual performance targets and other vesting criteria are met. Until vested, RSUs and PSAs do not have the voting and dividend participation rights of common stock and the shares underlying the awards are not considered issued and outstanding.

The following table summarizes the Company's RSU, RSA, and PSA activity and related information as of and for the year ended December 31, 2022 (in millions, except per share amounts and years):

	Outstanding RSUs, RSAs, and PSAs			
	Number of Shares	Weighted Average Grant-Date Fair Value per Share	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance at December 31, 2021	22.2	$ 24.55		
Granted[(1)(2)]	9.4	29.62		
Vested[(3)]	(8.3)	24.44		
Canceled	(3.1)	25.76		
Balance at December 31, 2022	20.2	$ 26.78	1.2	$ 646.6
As of December 31, 2022				
Vested and expected-to-vest RSUs, RSAs, and PSAs	16.6	$ 27.28	1.2	$ 531.5

[(1)] Includes 7.8 million service-based, 1.2 million performance-based, and 0.4 million market-based awards. The number of shares subject to performance-based and market-based conditions represents the aggregate maximum number of shares that may be issued pursuant to the award over its full term. The grant date fair value of RSUs and PSAs was reduced by the present value of dividends expected to be paid on the underlying shares of common stock during the requisite and derived service period as these awards are not entitled to receive dividends until vested.

[(2)] The weighted-average grant-date fair value of RSUs, RSAs, and PSAs granted and assumed or substituted during 2022, 2021, and 2020 was $29.62, $26.21, and $21.59, respectively. The grant date fair value of RSUs and PSAs was reduced by the present value of dividends expected to be paid on the underlying shares of common stock during the requisite and derived service period as these awards are not entitled to receive dividends until vested. During 2022, the Company declared a quarterly cash dividend of $0.21 per share of common stock on January 27, 2022, April 26, 2022, July 26, 2022, and October 25, 2022.

[(3)] Total fair value of RSUs, RSAs, and PSAs vested during 2022, 2021, and 2020 was $202.2 million, $184.2 million, and $174.7 million, respectively.

Shares Available for Grant

The following table presents the stock activity and the total number of shares available for grant under the 2015 Plan (in millions):

	Number of Shares
Balance as of December 31, 2021	5.1
Additional shares authorized	4.5
Options, RSUs, and PSAs granted[(*)]	(9.0)
RSUs and PSAs canceled[(*)]	2.8
Balance as of December 31, 2022	3.4

[(*)] In May 2019, the 2015 Plan was amended, and the amendment removed the fungible share adjustment used to determine shares available for issuance. Under the original terms of the 2015 Plan, RSUs and PSAs with a per share or unit purchase price lower than 100% of the fair market value of the Company's common stock on the day of the grant were counted against shares authorized under the plan as two and one-tenth shares of common stock ("the prior fungible rate") for each share subject to such award. Pursuant to the amendment, beginning on May 14, 2019, each share award granted under the 2015 Plan reduces the share reserve by one share and all share awards granted on May 14, 2019, and thereafter that are later forfeited, canceled or terminated are returned to the share reserve in the same manner. During 2022, among the total 2.8 million of canceled shares, 0.9 million shares represent the shares returned to the share reserve at the prior fungible rate. The number of shares subject to PSAs granted represents the maximum number of shares that may be issued pursuant to the award over its full term.

Employee Stock Purchase Plan

During 2022, 2021, and 2020, employees purchased 2.6 million, 2.8 million, and 2.7 million shares of common stock through the ESPP at an average exercise price of $21.59, $19.81, and $19.59 per share, respectively.

Valuation Assumptions

The weighted-average assumptions used and the resulting estimates of fair value for ESPP purchase rights and market-based RSUs were as follows:

	Years Ended December 31,		
	2022	2021	2020
ESPP Purchase Rights:			
Volatility	29%	32%	31%
Risk-free interest rate	1.1%	0.1%	0.8%
Expected life (years)	1.3	1.3	1.3
Dividend yield	2.5%	3.0%	3.3%
Weighted-average fair value per share	$8.84	$6.96	$6.34
Market-based RSUs:			
Volatility	30%	30%	25%
Risk-free interest rate	1.7%	0.2%	1.3%
Dividend yield	2.5%	3.4%	3.3%
Weighted-average fair value per share	$47.96	$30.70	$26.32

Share-Based Compensation Expense

Share-based compensation expense associated with stock options, RSUs, RSAs, PSAs, and ESPP purchase rights was recorded in the following cost and expense categories in the Company's Consolidated Statements of Operations (in millions):

	Years Ended December 31,		
	2022	2021	2020
Cost of revenues - Product	$ 5.9	$ 5.3	$ 5.4
Cost of revenues - Service	17.4	18.2	15.8
Research and development	84.0	93.1	78.8
Sales and marketing	59.1	65.9	58.2
General and administrative	42.9	40.1	31.4
Total	$ 209.3	$ 222.6	$ 189.6

The following table summarizes share-based compensation expense by award type (in millions):

	Years Ended December 31,		
	2022	2021	2020
Stock options	$ 5.4	$ 9.3	$ 7.3
RSUs, RSAs, and PSAs	181.9	196.2	162.6
ESPP Purchase Rights	22.0	17.1	19.7
Total	$ 209.3	$ 222.6	$ 189.6

For the years ended December 31, 2022, 2021, and 2020, the Company recognized tax benefits on total stock-based compensation expense, which are reflected in the income tax provision in the Consolidated Statements of Operations, of $25.7 million, $28.2 million, and $23.5 million, respectively.

For the years ended December 31, 2022, 2021, and 2020, the realized tax benefit related to awards vested or exercised during the period was $38.6 million, $31.7 million, and $21.7 million, respectively. These amounts do not include the indirect effects of stock-based awards, which primarily relate to the research and development tax credit.

As of December 31, 2022, the total unrecognized compensation cost related to unvested share-based awards was $362.2 million to be recognized over a weighted-average period of 1.6 years.

401(k) Plan

The Company maintains a savings and retirement plan qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "IRC"). Employees meeting the eligibility requirements, as defined under the IRC, may contribute up to the statutory limits each year. The Company currently matches 30% of all eligible employee contributions which vest immediately. The Company's matching contributions to the plan totaled $23.5 million, $22.3 million, and $22.0 million during 2022, 2021, and 2020, respectively.

Deferred Compensation Plan

The Company's NQDC plan is an unfunded and unsecured deferred compensation arrangement. Under the NQDC plan, officers and other senior employees may elect to defer a portion of their compensation and contribute such amounts to one or more investment funds. As of December 31, 2022, the liability of the Company to the plan participants was $28.1 million, of which $2.4 million was included within other accrued liabilities and $25.7 million was included in other long-term liabilities on the Consolidated Balance Sheets. The Company had investments of $28.1 million correlating to the deferred compensation obligations, of which $2.4 million was included within prepaid expenses and other current assets and $25.7 million was included within other long-term assets on the Consolidated Balance Sheets. As of December 31, 2021, the liability of the Company was $33.3 million, of which $4.4 million was included within other accrued liabilities and $28.9 million was included in other long-term liabilities on the Consolidated Balance Sheets. The Company had investments of $33.3 million correlating to the deferred compensation obligations, of which $4.4 million was included within prepaid expenses and other current assets and $28.9 million was included within other long-term assets on the Consolidated Balance Sheets.

Note 12. Segments

The Company operates in one reportable segment. The Company's chief executive officer, who is the chief operating decision maker, reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance, accompanied by disaggregated information about net revenues by customer solution, customer vertical, and geographic region as presented below.

The following table presents net revenues by customer solution (in millions):

		Years Ended December 31,				
		2022		**2021**		**2020**
Customer Solutions:						
Automated WAN Solutions	$	1,865.3	$	1,665.0	$	1,622.2
Cloud-Ready Data Center		878.9		727.1		677.1
AI-Driven Enterprise		1,026.2		830.4		656.2
Hardware Maintenance and Professional Services		1,530.8		1,512.9		1,489.6
Total	$	5,301.2	$	4,735.4	$	4,445.1

The following table presents net revenues by customer vertical (in millions):

		Years Ended December 31,				
		2022		**2021**		**2020**
Cloud	$	1,393.6	$	1,228.0	$	1,081.2
Service Provider		1,891.2		1,839.1		1,761.7
Enterprise		2,016.4		1,668.3		1,602.2
Total	$	5,301.2	$	4,735.4	$	4,445.1

The Company attributes revenues to geographic region based on the customer's shipping address. The following table presents net revenues by geographic region (in millions):

		Years Ended December 31,				
		2022		**2021**		**2020**
Americas:						
United States	$	2,931.6	$	2,426.9	$	2,233.9
Other		225.2		222.2		211.2
Total Americas		3,156.8		2,649.1		2,445.1
Europe, Middle East, and Africa		1,370.0		1,314.5		1,233.8
Asia Pacific		774.4		771.8		766.2
Total	$	5,301.2	$	4,735.4	$	4,445.1

During the years ended December 31, 2022, 2021, and 2020, no customer accounted for greater than 10% of the Company's net revenues.

The following table presents geographic information for property and equipment, net (in millions).

		As of December 31,		
		2022		**2021**
United States	$	579.3	$	623.4
International		87.5		79.6
Property and equipment, net	$	666.8	$	703.0

The Company tracks assets by physical location. The majority of the Company's assets, excluding cash and cash equivalents and investments, as of December 31, 2022 and December 31, 2021, were attributable to U.S. operations.

Note 13. Income Taxes

The components of pretax income are summarized as follows (in millions):

| | Years Ended December 31, | | |
	2022	2021	2020
Domestic	$ 509.5	$ 264.6	$ 204.2
Foreign	26.8	45.5	61.0
Total pretax income	$ 536.3	$ 310.1	$ 265.2

The provision (benefit) for income taxes is summarized as follows (in millions):

| | Years Ended December 31, | | |
	2022	2021	2020
Current provision (benefit):			
Federal	$ 223.6	$ 63.4	$ 73.4
States	23.9	15.9	20.3
Foreign	36.2	48.2	(21.6)
Total current provision (benefit)	283.7	127.5	72.1
Deferred (benefit) provision:			
Federal	(199.3)	(54.3)	(58.7)
States	(13.6)	(4.1)	(6.6)
Foreign	(10.3)	(11.7)	0.6
Total deferred (benefit) provision	(223.2)	(70.1)	(64.7)
Total provision for income taxes	$ 60.5	$ 57.4	$ 7.4

The provision (benefit) for income taxes differs from the amount computed by applying the federal statutory tax rate of 21% to pretax income for each of the years presented as follows (in millions):

| | Years Ended December 31, | | |
	2022	2021	2020
Expected provision at statutory rate	$ 112.7	$ 65.1	$ 55.7
State taxes, net of federal benefit	12.0	6.5	8.7
Foreign income at different tax rates	(18.1)	(0.2)	(5.9)
R&D tax credits	(23.6)	(16.6)	(16.4)
Share-based compensation	(7.4)	(2.2)	9.0
Non-deductible compensation	4.0	4.2	3.5
Temporary differences not currently benefited	—	—	(0.9)
Recognition of previously unrecognized tax benefits	(8.1)	—	(63.7)
Cost sharing adjustment - Altera	—	—	20.1
Other	(11.0)	0.6	(2.7)
Total provision for income taxes	$ 60.5	$ 57.4	$ 7.4

In 2020, the Company recorded a $63.7 million benefit, including interest and penalties, related to a multi-year recognition of previously unrecognized tax benefits and a $20.1 million charge, including interest, for a cumulative impact of cost sharing for share-based compensation described below.

On June 7, 2019, the Ninth Circuit Court of Appeals issued an opinion in Altera Corp. v. Commissioner requiring related parties in an intercompany cost-sharing arrangement to share expenses related to share-based compensation. On February 10, 2020, Altera appealed this decision to the U.S. Supreme Court, which on June 22, 2020, declined to review the decision. Based on the Supreme Court's decision, the Company's share-based compensation is subject to cost sharing, and the Company recorded a $20.1 million charge referenced above during the year ended December 31, 2020.

Deferred income taxes reflect the net tax effects of tax carry-forward items and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's long-term deferred tax assets and deferred tax liabilities are as follows (in millions):

	As of December 31,	
	2022	**2021**
Deferred tax assets:		
Net operating loss carry-forwards	$ 57.2	$ 72.5
Research and other credit carry-forwards	281.3	272.2
Deferred revenue	58.1	47.7
Share-based compensation	17.2	17.9
Capitalized R&D expenditure	293.1	102.0
Reserves and accruals not currently deductible	66.1	61.0
Operating lease liabilities	39.7	45.4
Other	13.2	9.9
Total deferred tax assets	825.9	628.6
Valuation allowance	(310.9)	(300.9)
Deferred tax assets, net of valuation allowance	515.0	327.7
Deferred tax liabilities:		
Property and equipment basis differences	—	(1.3)
Purchased intangible assets	(32.3)	(56.5)
Unremitted foreign earnings	(23.7)	(25.5)
Net unrealized gain	(35.8)	(21.0)
Operating lease assets	(36.1)	(39.9)
Total deferred tax liabilities	(127.9)	(144.2)
Net deferred tax assets	$ 387.1	$ 183.5

As of December 31, 2022 and 2021, the Company had a valuation allowance on its U.S. and foreign deferred tax assets of $310.9 million and $300.9 million, respectively. The balance at December 31, 2022 consisted of $1.7 million, $297.8 million, and $11.5 million against the Company's U.S. federal, state, and foreign deferred tax assets, respectively, which the Company believes are not more likely than not to be utilized in future years. The valuation allowance increased in 2022 and 2021 by $10 million and $39.4 million, respectively, primarily related to the changes in state R&D tax credits.

As of December 31, 2022, the Company had federal, California and other states net operating loss carry-forwards of approximately $150.0 million, $129.1 million, and $138.8 million, respectively. The California net operating loss carry-forwards of $129.1 million are expected to expire unused. The Company also had federal, California, and other state tax credit carry-forwards of approximately $2.4 million, $308.6 million, and $34.2 million, respectively. Unused net operating loss and other state tax credit carry-forwards will expire at various dates beginning in the year 2023. The California tax credit carry-forwards will carry forward indefinitely.

The Company provides deferred tax liabilities for all tax consequences associated with the undistributed earnings that are expected to be repatriated to subsidiaries' parent unless the subsidiaries' earnings are considered indefinitely reinvested. The Company has made no provision for deferred taxes on approximately $118.1 million of cumulative undistributed earnings of certain foreign subsidiaries through December 31, 2022. These earnings are considered indefinitely invested in operations of the subsidiaries, as the Company intends to utilize these amounts to fund future expansion of its operations. If these earnings were distributed to the parent, the Company would be subject to additional taxes of approximately $23.9 million.

As of December 31, 2022, 2021, and 2020, the total amount of gross unrecognized tax benefits was $116.0 million, $113.4 million, and $116.0 million, respectively. As of December 31, 2022, approximately $111.7 million of the $116.0 million gross unrecognized tax benefits, if recognized, would affect the effective tax rate before considering valuation allowance.

A reconciliation of the beginning and ending amount of the Company's total gross unrecognized tax benefits was as follows (in millions):

	Years Ended December 31,					
		2022		**2021**		**2020**
Balance at beginning of year	$	113.4	$	116.0	$	151.3
Tax positions related to current year:						
Additions		5.8		7.7		5.3
Tax positions related to prior years:						
Additions		6.9		3.3		18.1
Reductions		(2.5)		(3.6)		(52.0)
Settlements		—		(9.4)		(1.8)
Lapses in statutes of limitations		(7.6)		(0.6)		(4.9)
Balance at end of year	$	116.0	$	113.4	$	116.0

As of December 31, 2022, 2021, and 2020, the Company had accrued interest and penalties related to unrecognized tax benefits of $5.6 million, $8.1 million, and $5.3 million, respectively, as other long-term liabilities in the Consolidated Balance Sheets. Due to the changes in the level of gross unrecognized tax benefits, the Company recognized a (benefit), or expense, for net interest and penalties of $(2.5) million, $2.7 million, and $(20.7) million in its Consolidated Statements of Operations during the years ended December 31, 2022, 2021, and 2020, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The Company engages in continuous discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. There is a greater than remote likelihood that the balance of the gross unrecognized tax benefits will decrease by up to $1.0 million within the next twelve months due to the completion of tax review cycles in various tax jurisdictions and lapses of applicable statutes of limitation.

The Company conducts business globally and, as a result, Juniper Networks or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such jurisdictions as the Netherlands, U.K., France, Germany, Japan, China, Australia, India, and the U.S. With few exceptions, the Company is no longer subject to U.S. federal, state and local, and non-U.S. income tax examinations for years before 2012.

The Company is currently under examination by the Internal Revenue Service and the India tax authorities for the 2017 through 2018 tax years and the 2012 through 2020 tax years, respectively. The Company regularly assesses the likelihood of an adverse outcome resulting from such examinations. As of December 31, 2022, the Company believes the resolution of the audits is unlikely to have a material effect on its consolidated financial condition or results of operations.

The Company is pursuing all available administrative remedies relative to ongoing matters. The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to proposed adjustments and the ultimate resolution of these matters is unlikely to have a material effect on its consolidated financial condition or results of operations; however, there is still a possibility that an adverse outcome of these matters could have a material effect on its consolidated financial condition and results of operations.

Note 14. Net Income per Share

The Company computed basic and diluted net income per share as follows (in millions, except per share amounts):

	Years Ended December 31,		
	2022	2021	2020
Numerator:			
Net income	$ 471.0	$ 252.7	$ 257.8
Denominator:			
Weighted-average shares used to compute basic net income per share	322.1	324.4	330.4
Dilutive effect of employee stock awards	7.4	7.2	4.8
Weighted-average shares used to compute diluted net income per share	329.5	331.6	335.2
Net income per share:			
Basic	$ 1.46	$ 0.78	$ 0.78
Diluted	$ 1.43	$ 0.76	$ 0.77
Anti-dilutive shares	3.4	0.5	5.3

Basic net income per share is computed using net income available to common stockholders and the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed using net income available to common stockholders and the weighted-average number of common shares outstanding plus potentially dilutive common shares outstanding during the period. Dilutive potential common shares consist of common shares issuable upon exercise of stock options and purchase rights, and vesting of RSUs, RSAs, and PSAs. The Company includes the common shares underlying PSAs in the calculation of diluted net income per share only when they become contingently issuable. Anti-dilutive shares are excluded from the computation of diluted net income per share.

Note 15. Commitments and Contingencies

Commitments

Unconditional purchase obligations consist of agreements that include firm and non-cancelable terms to transfer funds in the future for fixed or minimum amounts or quantities to be purchased at fixed or minimum prices. For obligations with cancellation provisions, the amounts included in the following tables were limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee.

Purchase Commitments with Contract Manufacturers and Suppliers

In order to reduce manufacturing lead times and in the interest of having access to adequate component supply, the Company enters into agreements with contract manufacturers and certain suppliers to procure inventory based on the Company's requirements. A significant portion of the Company's purchase commitments arising from these agreements consists of firm and non-cancelable commitments. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust its requirements based on the Company's business needs prior to firm orders being placed. The following table summarizes the Company's purchase commitments as of December 31, 2022 (in millions):

Years Ending December 31,		Purchase Commitments
2023	$	2,101.1
2024		134.9
2025		75.3
2026		80.0
2027		85.0
Total	$	2,476.3

The Company establishes a liability in connection with purchase commitments related to quantities in excess of its demand forecasts or obsolete materials charges for components purchased by the contract manufacturers based on the Company's demand forecast or customer orders. As of December 31, 2022, the Company had accrued $21.5 million based on its estimate of such charges.

Other Purchase Obligations

The following table summarizes the Company's unconditional purchase obligations other than with contract manufacturers and suppliers as of December 31, 2022 (in millions):

Years Ending December 31,		Unconditional Purchase Obligations
2023	$	48.4
2024		36.3
2025		9.7
2026		2.0
2027		0.4
Total	$	96.8

In December 2018, the Company entered into a Master Services Agreement and certain Statements of Work, as subsequently amended (collectively, the "Agreement"), with International Business Machines Corporation ("IBM"). As of December 31, 2022, the Company expects to pay IBM $94.2 million over the remaining initial term of the Agreement. The table above does not include fees payable to IBM under the contract as the Company is unable to make a reasonably reliable estimate of the amount of the payments related to each of the years under this contract due to uncertainties in the usage of the services.

Leases

The Company leases its facilities and certain equipment under non-cancelable operating leases that have remaining lease terms of 1 to 9 years and 1 to 4 years, respectively. Each leased facility is subject to an individual lease or sublease, which could provide various options to extend or terminate the lease agreement. Facilities are primarily comprised of corporate offices, data centers, and R&D facilities. Equipment includes vehicles and various office equipment. The Company also has variable lease payments that are primarily comprised of common area maintenance and utility charges. The Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

The components of lease costs and other information related to leases were as follows (in millions, except years and percentages):

	Years Ended December 31,			
	2022		2021	
Operating lease cost	$	48.4	$	57.4
Variable lease cost		10.0		11.5
Total lease cost	$	58.4	$	68.9
Operating cash outflows from operating leases	$	53.1	$	57.8
ROU assets obtained in exchange for new operating lease liabilities	$	26.0	$	29.7

	As of December 31,	
	2022	2021
Weighted average remaining lease term (years)	4.1	4.6
Weighted average discount rate	3.5 %	3.3 %

As of December 31, 2022, future operating lease payments for each of the next five years and thereafter are as follows (in millions):

Years Ending December 31,	Amount	
2023	$	48.7
2024		48.3
2025		39.3
2026		18.5
2027		11.2
Thereafter		11.3
Total lease payments		177.3
Less: interest		(12.2)
Total	$	165.1
Balance Sheet Information		
Other accrued liabilities	$	47.4
Long-term operating lease liabilities		117.7
Total(*)	$	165.1

(*)   Total lease liabilities as of December 31, 2022 above excluded $83.9 million in legally binding lease payments for a lease signed but not yet commenced.

Debt and Interest Payment on Debt

As of December 31, 2022, the Company held total outstanding debt consisting of the Notes with a carrying value of $1,601.3 million. See Note 9, *Debt and Financing*, for further discussion of the Company's long-term debt and expected future principal maturities.

Tax Liability

Our transition tax liability represents future cash payments on accumulated foreign earnings of subsidiaries as a result of the Tax Cuts and Jobs Act of 2017 ("Tax Act"). The Company has elected to pay its transition tax, net of applicable tax refunds, over the eight-year period provided in the Tax Act. The remaining balance of the Company's transition tax obligation was $250.6 million, of which $198.4 million remains in long-term income taxes payable as of December 31, 2022.

As of December 31, 2022, the Company also had $81.0 million included in long-term income taxes payable on the Consolidated Balance Sheets for unrecognized tax positions. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments related to this amount due to uncertainties in the timing of tax audit outcomes.

Guarantees

The Company enters into agreements with customers that contain indemnification provisions relating to potential situations where claims could be alleged that the Company's products solely, or in combination with other third-party products, infringe the intellectual property rights of a third-party. As of December 31, 2022 and 2021, the Company recorded $0.7 million and $1.9 million, respectively, for such indemnification obligations in other accrued liabilities and other long-term liabilities on the Consolidated Balance Sheets. The Company also has financial guarantees consisting of third-party financing arrangements extended to end-user customers and standby letters of credit for certain lease facilities, insurance programs and customs of $27.4 million and $2.4 million, as of December 31, 2022 and December 31, 2021, respectively.

Legal Proceedings

The Company is involved in investigations, disputes, litigation, and legal proceedings. The Company records an accrual for loss contingencies for legal proceedings when it believes that an unfavorable outcome is both (a) probable and (b) the amount or range of any possible loss is reasonably estimable. The Company intends to aggressively defend itself in these matters, and while there can be no assurances and the outcome of these matters is currently not determinable, the Company currently believes that these existing claims or proceedings are not likely, individually and in the aggregate, to have a material adverse effect on its financial position. Notwithstanding the foregoing, there are many uncertainties associated with any litigation and these matters or other third-party claims against the Company may cause the Company to incur costly litigation and/or substantial settlement charges. In addition, the resolution of any intellectual property litigation may require the Company to make royalty payments, which could adversely affect gross margins in future periods. If any of those events were to occur, the Company's business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from the Company's estimates, if any, which could result in the need to adjust the liability and record additional expenses.

Note 16. Subsequent Events

Dividend Declaration

On January 31, 2023, the Company announced a cash dividend of $0.22 per share of common stock to be paid on March 22, 2023 to stockholders of record as of the close of business on March 1, 2023.

Stock Repurchase Activities

Subsequent to December 31, 2022, through the date of filing of this Report (the "filing date"), the Company repurchased 2.0 million shares of its common stock in the open market, for an aggregate purchase price of $63.0 million at an average price of $30.98 per share, under the 2018 Stock Repurchase Program. Repurchases of approximately 1.4 million shares were settled prior to the filing of this Report and the remaining shares will be settled after the filing date. The Company has an aggregate of $0.5 billion of authorized funds remaining under the 2018 Stock Repurchase Program as of the filing date.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

ITEM 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Attached as exhibits to this Report are certifications of our principal executive officer and principal financial officer, which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section includes information concerning the controls and related evaluations referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this Report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any significant impact to our internal controls over financial reporting due to the office/hybrid collaboration model as the design of our processes and controls allow for remote execution with secure accessibility to our data.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework* as published in 2013. Based on that assessment, management concluded that, as of December 31, 2022, its internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audits our Consolidated Financial Statements, as stated in their

report included in Item 8 of this Annual Report on Form 10-K, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2022.

ITEM 9B. *Other Information*

Not applicable.

ITEM 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

For information with respect to our executive officers, see Part I, Item 1 of this Annual Report on Form 10-K, under "Information about our Executive Officers."

Information concerning our directors, including director nominations, and our audit committee and audit committee financial expert, is included in our definitive Proxy Statement to be filed with the SEC in connection with our 2022 Annual Meeting of Stockholders (the "Proxy Statement") under "Corporate Governance Principles and Board Matters" and "Election of Directors" and is incorporated herein by reference.

With regard to the information required by this Item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement under "Delinquent Section 16(a) Reports" and such disclosure, if any, is incorporated herein by reference.

Information concerning our worldwide code of business conduct that applies to our principal executive officer and all other employees is included in the Proxy Statement under "Corporate Governance Principles and Board Matters" and is incorporated herein by reference.

ITEM 11. *Executive Compensation*

Information required by Item 402 of Regulation S-K is included in the Proxy Statement under "Director Compensation" and "Executive Compensation" and is incorporated herein by reference.

Information concerning compensation committee interlocks and insider participation appearing in the Proxy Statement under "Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

Information concerning the compensation committee report appearing in the Proxy Statement under "Compensation Committee Report" is incorporated herein by reference.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information concerning the security ownership of certain beneficial owners and management is included in the Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and is incorporated herein by reference.

Information concerning our equity compensation plan information is included in the Proxy Statement under "Equity Compensation Plan Information" and is incorporated herein by reference.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

Information concerning certain relationships and related transactions is included in the Proxy Statement under the heading "Certain Relationships and Related Transactions" and is incorporated herein by reference.

Information concerning director independence is included in the Proxy Statement under the heading "Board Independence" and is incorporated herein by reference.

ITEM 14. *Principal Accountant Fees and Services*

Information concerning principal accountant fees and services and the audit committee's pre-approval policies and procedures is included in the Proxy Statement under the heading "Principal Accountant Fees and Services" and is incorporated herein by reference.

PART IV

ITEM 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Report:

    1. Consolidated Financial Statements

      See Index to Consolidated Financial Statements at Item 8 herein.

    2. Financial Statement Schedules


Juniper Networks, Inc.
Schedule II - Valuation and Qualifying Accounts
Years Ended December 31, 2022, 2021, and 2020
(In millions)


Allowance for Doubtful Accounts		Balance at Beginning of Year		Charged to (Reversed from) Costs and Expenses		Write-offs, Net of Recoveries		Balance at End of Year
2022	$	6.7	$	5.3	$	—	$	12.0
2021	$	9.9	$	(3.2)	$	—	$	6.7
2020	$	5.5	$	4.4	$	—	$	9.9

Sales Return Reserve		Balance at Beginning of Year		Provision for Returns / Stock Rotation		Returns / Stock Rotation		Balance at End of Year
2022	$	31.4	$	111.9	$	(100.3)	$	43.0
2021	$	28.4	$	57.6	$	(54.6)	$	31.4
2020	$	24.8	$	60.7	$	(57.1)	$	28.4

    All other schedules have been omitted as the required information is not applicable or the information is presented in the Consolidated Financial Statements or notes thereto under Item 8 herein.

3. Exhibits

Exhibit No.	Exhibit	Incorporated by Reference			
		Filing	Exhibit No.	File No.	File Date
3.1	Restated Certificate of Incorporation of Juniper Networks, Inc. and Certificate of Amendment	S-8	4.1	333-218344	5/30/2017
3.2	Amended and Restated Bylaws of Juniper Networks, Inc.	8-K	3.1	001-34501	5/12/2022
4.1	Description of Juniper Networks, Inc. Registered Securities	10-K	4.1	001-34501	2/20/2020
4.2	Indenture, dated March 3, 2011, by and between Juniper Networks, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	4.1	001-34501	3/4/2011
4.3	First Supplemental Indenture, dated March 3, 2011, by and between Juniper Networks, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	4.8	001-34501	3/4/2011
4.4	Sixth Supplemental Indenture, dated August 26, 2019, by and between Juniper Networks, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	4.1	001-34501	8/26/2019
4.5	Seventh Supplemental Indenture, dated December 10, 2020, by and between Juniper Networks, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	4.1	001-34501	12/10/2020
4.6	Form of Note for Juniper Networks, Inc.'s 5.950% Senior Notes due 2041	8-K	4.8	001-34501	3/4/2011
4.7	Form of Note for Juniper Networks, Inc.'s 1.200% Senior Notes due 2025	8-K	4.1	001-34501	12/10/2020
4.8	Form of Note for Juniper Networks, Inc.'s 2.000% Senior Notes due 2030	8-K	4.1	001-34501	12/10/2020
4.9	Form of Note for Juniper Networks, Inc.'s 3.750% Senior Notes due 2029	8-K	4.1	001-34501	8/26/2019
10.1	Juniper Networks, Inc. Performance Bonus Plan (As Amended and Restated Effective February 19, 2020)+	10-Q	10.1	001-34501	5/5/2020
10.2	Juniper Networks, Inc. Deferred Compensation Plan+	S-8	4.4	333-151669	6/16/2008
10.3	Amended and Restated Juniper Networks, Inc. 2015 Equity Incentive Plan+	8-K	10.1	001-34501	5/12/2022
10.4	Amended and Restated Juniper Networks, Inc. 2008 Employee Stock Purchase Plan, as amended and restated as of May 14,	10-Q	10.1	001-34501	8/4/2020
10.5	Form of Restricted Stock Unit Agreement effective as of May 19, 2015+	8-K	10.2	001-34501	5/20/2015
10.6	Form of Performance Share Agreement effective as of May 19, 2015+	8-K	10.3	001-34501	5/20/2015
10.7	Form of Indemnification Agreement entered into by Juniper Networks, Inc. with each of its directors, officers and certain employees, approved for use on August 9, 2018+	8-K	10.1	001-34501	8/10/2018
10.8	Form of Stock Option Agreement effective as of May 19, 2015+	8-K	10.4	001-34501	5/20/2015
10.9	Amended and Restated Juniper Networks, Inc. Form of Restricted Stock Unit Agreement effective as of December 1,	10-K	10.9	001-34501	2/11/2022
10.10	Amended and Restated Juniper Networks, Inc. Form of Performance Share Agreement effective as of February 9, 2023*+				
10.11	Form of Change of Control Agreement for Certain Officers, approved for use on November 2, 2020+	10-Q	10.1	001-34501	11/2/2020
10.12	Form of Severance Agreement for Certain Officers, approved for use on November 2, 2020+	10-Q	10.2	001-34501	11/2/2020
10.13	Settlement, Release and Cross-License Agreement, dated May 27, 2014, by and between Juniper Networks, Inc. and Palo Alto Networks, Inc.	8-K	10.1	001-34501	5/29/2014
10.14	Credit Agreement, dated as of April 25, 2019, by and among Juniper Networks, Inc., the lenders from time to time party thereto and Citibank, N.A., as administrative agent, as amended by Amendment No. 1 dated as of December 17, 2021	10-K	10.14	001-34501	2/11/2022
10.15	Master Services Agreement, dated December 31, 2018, between Juniper Networks, Inc. and International Business Machines Corporation, and Amendment No.1 dated as of January 4, 2019†	10-K	10.29	001-34501	2/22/2019

Exhibit No.	Exhibit	Filing	Exhibit No.	File No.	File Date
			Incorporated by Reference		
10.16	Amendment No.2 to the Master Services Agreement, dated as of June 26, 2020, between Juniper Networks, Inc. and International Business Machines Corporation††	10-Q	10.2	001-34501	8/4/2020
10.17	Amendment No.3 to the Master Services Agreement, dated as of December 18, 2020, between Juniper Networks, Inc. and International Business Machines Corporation	10-K	10.19	001-34501	2/12/2021
10.18	Amendment No.4 to the Master Services Agreement, dated as of January 20, 2021, between Juniper Networks, Inc. and International Business Machines Corporation	10-Q	10.1	001-34501	4/30/2021
10.19	Amendment No.5 to the Master Services Agreement, dated as of March 8, 2021, between Juniper Networks, Inc. and International Business Machines Corporation	10-Q	10.2	001-34501	4/30/2021
10.20	Amendment No.6 to the Master Services Agreement, dated as of March 10, 2021, between Juniper Networks, Inc. and International Business Machines Corporation††	10-Q	10.3	001-34501	4/30/2021
10.21	Amendment No.7 to the Master Services Agreement, dated as of June 1, 2021 between Juniper Networks, Inc. and International Business Machines Corporation††	10-Q	10.1	001-34501	7/30/2021
10.22	Amendment No.8 to the Master Services Agreement, dated as of May 17, 2021, between Juniper Networks, Inc. and International Business Machines Corporation††	10-Q	10.2	001-34501	7/30/2021
10.23	Amendment No.9 to the Master Services Agreement, dated as of June 1, 2021, between Juniper Networks, Inc. and International Business Machines Corporation††	10-Q	10.3	001-34501	7/30/2021
10.24	Amendment No.10 to the Master Services Agreement, dated as of August 31, 2021, between Juniper Networks, Inc. and International Business Machines Corporation	10-K	10.24	001-34501	2/11/2022
10.25	Amendment No.11 to the Master Services Agreement, dated as of October 6, 2021, between Juniper Networks, Inc. and International Business Machines Corporation††	10-K	10.25	001-34501	2/11/2022
10.26	Amendment No.12 to the Master Services Agreement, dated as of November 9, 2021, between Juniper Networks, Inc. and International Business Machines Corporation	10-K	10.26	001-34501	2/11/2022
10.27	Letter Agreement, dated August 15, 2022, between Juniper Networks, Inc. and Kyndryl Holdings Inc.††	10-Q	10.1	001-34501	9/30/2022
10.28	Form of Executive Compensation Recovery Agreement for Certain Officers, approved for use in November 2015+	10-K	10.60	001-34501	2/19/2016
21.1	Subsidiaries of the Company*				
23.1	Consent of Independent Registered Public Accounting Firm*				
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934*				
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934*				
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**				
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**				
101	The following materials from Juniper Networks Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL (inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, and (v) Consolidated Statements of Changes in Stockholders' Equity, and (iv) Notes to Consolidated Financial Statements, tagged as blocks of text*				
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, formatted in Inline XBRL (included in Exhibit 101)*				

* Filed herewith

** Furnished herewith

\+ Indicates management contract or compensatory plan, contract or arrangement.

† Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment that has been separately filed with the Securities and Exchange Commission.

†† Portion of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, which portions will be furnished to the SEC upon request.

(b) Exhibits

See Exhibits in Item 15(a)(3) above in this Report.

(c) None

ITEM 16. *Form 10-K Summary*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Juniper Networks, Inc.

February 10, 2023   By: /s/ Kenneth B. Miller

Kenneth B. Miller

Executive Vice President, Chief Financial Officer
(Duly Authorized Officer and Principal Financial Officer)

February 10, 2023   By: /s/ Thomas A. Austin

Thomas A. Austin

Group Vice President and Chief Accounting Officer
(Duly Authorized Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Rami Rahim Rami Rahim	Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2023
/s/ Kenneth B. Miller Kenneth B. Miller	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 10, 2023
/s/ Thomas A. Austin Thomas A. Austin	Group Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 10, 2023
/s/ Scott Kriens Scott Kriens	Chairman of the Board	February 10, 2023
/s/ Gary Daichendt Gary Daichendt	Director	February 10, 2023
/s/ Anne T. DelSanto Anne T. DelSanto	Director	February 10, 2023
/s/ Kevin DeNuccio Kevin DeNuccio	Director	February 10, 2023
/s/ James Dolce James Dolce	Director	February 10, 2023
/s/ Steven Fernandez Steven Fernandez	Director	February 10, 2023
/s/ Christine M. Gorjanc Christine M. Gorjanc	Director	February 10, 2023
/s/ Janet B. Haugen Janet B. Haugen	Director	February 10, 2023
/s/ Rahul Merchant Rahul Merchant	Director	February 10, 2023
/s/ William R. Stensrud William R. Stensrud	Director	February 10, 2023

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Juniper Networks, Inc. — Investor Information

Transfer Agent and Registrar

Stockholders of record with questions concerning their stock holdings or dividends, or with address changes should contact:

Mail
EQ Shareowner Services
PO Box 64874
St Paul, MN 55164-0874
Phone: 1-800-468-9716

Overnight Mail
EQ Shareowner Services
1110 Centre Pointe Curve,
Suite 101,
Mendota Heights
MN 55120-4100

Stock Exchange

Juniper Networks common stock is listed for trading on the New York Stock Exchange under the ticker symbol **JNPR**.

Financial Information and Reports

The Company routinely issues press releases and quarterly and annual financial reports, which can be found on our website. A copy of the Juniper Networks 2022 Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished to stockholders without charge upon request to the Company at Juniper Networks, Inc., Attn: Investor Relations, 1133 Innovation Way, Sunnyvale, CA 94089 or at investor-relations@juniper.net. We will also furnish any exhibit to the Annual Report on Form 10-K for fiscal 2022 if specifically requested in writing. A copy of our Annual Report on Form 10-K for fiscal 2022 is also available with our proxy materials at www.proxyvote.com. In addition, you can access a copy on the website of the SEC at www.sec.gov.

Website Addresses

Corporate Home Page:
www.juniper.net
Investor Relations:
investor.juniper.net

Independent Registered Public Accounting Firm

Ernst & Young LLP
303 Almaden Blvd.
San Jose, CA 95110

Our Leadership Team

Rami Rahim — Chief Executive Officer and Director
Thomas Austin — Group Vice President, Chief Accounting Officer
Christopher Kaddaras — Executive Vice President, Chief Revenue Officer
Manoj Leelanivas — Executive Vice President, Chief Operating Officer
Robert Mobassaly — Senior Vice President, General Counsel, and Secretary
Kenneth Miller — Executive Vice President, Chief Financial Officer

Our Board of Directors

Gary Daichendt — Private Investor, Managing Member of Theory R Properties LLC
Anne DelSanto — Limited Partner, Operator Collective
Kevin DeNuccio — Former Executive Chairman, SevOne, Inc.
James Dolce — Chief Executive Officer and Director, Lookout, Inc.
Steven Fernandez — Chief Transformation Officer, NCR Corporation
Christine Gorjanc — Former Chief Financial Officer, Arlo Technologies, Inc.
Janet Haugen — Former Senior Vice President and Chief Financial Officer, Unisys Corporation
Scott Kriens — Chairman of the Board, Juniper Networks, Inc.
Rahul Merchant — Former Senior Executive Vice President and Head of Client Services & Technology, TIAA-CREF
Rami Rahim — Chief Executive Officer and Director, Juniper Networks, Inc.
William Stensrud — Partner, SwitchCase Group



1133 Innovation Way, Sunnyvale, CA 94089
www.juniper.net | NYSE: JNPR